Form 20-F
period 2024-12-31
WeRide Inc.
filed 2025-03-25
CIK 1867729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:
001-42213

WeRide Inc.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
21
st
Floor, Tower A, Guanzhou Life Science Innovation Center,
No. 51, Luoxuan Road, Guangzhou International Biotech Island,
Guangzhou 510005
People’s Republic of China
(Address of Principal Executive Offices)
Jennifer Xuan Li
Chief Financial Officer
WeRide Inc.
21
st
Floor, Tower A, Guanzhou Life Science Innovation Center,
No. 51, Luoxuan Road, Guangzhou International Biotech Island,
Guangzhou 510005
People’s Republic of China
Phone: +86 (20) 2909-3388
Email: jennifer.li@weride.ai
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Class A ordinary shares par value US$0.00001 per share	WRD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

(1) *	Not for trading , but only in connection with the listing on The Nasdaq Global Select Market of our American depositary shares, each representing three Class A ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2024, there were 826,214,105 ordinary shares outstanding, being the sum of 771,399,682 Class A ordinary shares and 54,814,423 Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). ☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐

Yes ☐

No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADAS” are to advanced driver-assistance system;

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

•	“Class A ordinary shares” are to the Class A ordinary shares of WeRide Inc., par value US$0.00001 per share;

•	“Class B ordinary shares” are to the Class B ordinary shares of WeRide Inc., par value US$0.00001 per share;

•	“commercialization revenue” are to revenue generated from products and services which have been commercially deployed;

•	“CSRC” are to China Securities Regulatory Commission;

•	“GNSS” are to global navigation satellite system;

•	“IDE” are to integrated development environment;

•	“IFRS” are to International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;

•	“IMU” are to inertial measurement unit;

•	“LiDAR” are to light detection and ranging;

•	“OEM” are to original equipment manufacturer;

•	“ordinary shares” are to the Class A ordinary shares and Class B ordinary shares of WeRide Inc., par value US$0.00001 per share;

•	“our WFOE” or “the WFOE” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd.;

•	“PCAOB” are to The United States Public Company Accounting Oversight Board;

•	“RMB” and “Renminbi” are to the legal currency of mainland China;

•	“R&D” are to research and development;

•	“Guangzhou Jingqi” are to Guangzhou Jingqi Technology Ltd.;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•

“We,” “us,” “our company” and “our” are to WeRide Inc., our Cayman Islands holding company and its subsidiaries, including WeRide, and “WeRide” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide; and

•	“Yutong” are to Zhengzhou Yutong Group Co., Ltd. and its affiliates.

Our reporting currency is Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars are made at the rate at RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected changes in our revenues, expenses or expenditures;

•	the expected growth of the autonomous driving market in China and globally;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to improve and enhance our autonomous driving technology and offer quality products and services;

•	competition in our industry;

•	government policies and regulations relating to our industry;

•	general economic and business conditions in China and globally;

•	the outcome of any legal or administrative proceedings; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in Mainland China

WeRide Inc. is not an operating company in China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to WeRide Inc., our Cayman Islands holding company, and its subsidiaries.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also exist in other jurisdictions, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, we have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, a license for ride hailing operations for the WeRide Go app, four urban solid waste licenses and several road testing permits held by our mainland China subsidiaries. However, we may be required to obtain additional licenses, permits, filings or approvals for our products and services in the future. If (i) we fail to obtain, maintain or renew the relevant licenses, permits, filings or approvals, (ii) we inadvertently conclude that such licenses, permits, filings or approvals are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, as the case may be, the competent PRC government authorities may have the power to, among other things, levy fines, confiscate our income, revoke our licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Permissions Required from the PRC Authorities for Overseas Securities Offerings

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. If we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations.

As of the date of this annual report, we are not in possession of more than one million users’ personal information. However, if we plan to list our securities on other foreign exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.”

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under the Filing Rules, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 17, 2024. However, any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

WeRide Inc., our Cayman Islands holding company may transfer cash to WeRide HongKong Limited, the wholly-owned Hong Kong subsidiary of WeRide Inc., by making capital contributions or providing intra-group loans. WeRide HongKong Limited, in turn, may transfer cash to its wholly-owned subsidiary in mainland China by making capital contributions or providing intra-group loans to them. Our subsidiaries may also provide intra-group loans to WeRide Inc. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to WeRide HongKong Limited. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to WeRide HongKong Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC Company Law, each of our PRC subsidiary is required to set aside at least 10% of its after-tax profit each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Upon satisfaction of the aforementioned statutory conditions and procedures, if our wholly-owned subsidiaries in mainland China generate accumulated profits and meet the requirements for statutory reserve funds, they may pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. As of the date of this annual report, our wholly-owned subsidiaries in mainland China have not paid any dividends to WeRide HongKong Limited or other entities outside of mainland China.

We have established stringent controls and procedures for monitoring cash flows within our organization. The cash of our group is under the unified management of our finance department. Each cash requirement, after raised by the business department of an operating entity, is required to go through a two-to-five-level review process, depending on the relevant business department making such request and the amount of cash involved. A single employee is not permitted to complete all requisite reviews of a cash transfer, but rather only portions of the whole procedure. For special cash requirements that are out of the ordinary course of our business, additional review may be required to ensure the cash transfer is compliant with our internal policies and procedures. After such cash requirement is approved by the responsible persons in the finance department, the treasury department makes the cash transfer to the relevant operating entities. We strictly follow the foregoing controls and procedures to ensure that each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To date, we have not had any difficulty in transferring cash among our Cayman Islands holding company and our subsidiaries. In the future, we plan to continue to transfer cash within our organization based on the working capital needs of each operating entity within our organization.

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2022	2023(2)
	(RMB in thousands)
Loans from WeRide Inc. to subsidiaries	2,836,263	2,362,772
Repayment from subsidiaries to WeRide Inc.(1)	—	708,391
Capital contributions from HK subsidiary to mainland China subsidiaries	518,406	986,020
Amounts paid by Guangzhou Jingqi and its subsidiaries to WFOE under intra-group transactions	61,821	1,595
Amounts paid by WFOE to Guangzhou Jingqi and its subsidiaries under intra-group transactions	129,631	162,044
Loans from WFOE to Guangzhou Jingqi and its subsidiaries	195,100	251,142
Loans from Guangzhou Jingqi and its subsidiaries to WFOE	10,028	45,544

Note:

(1)	WeRide Corp., our subsidiary in the United States, was the only subsidiary that provided repayment in 2023.
(2)	On March 21, 2023, we completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary.

For the year ended December 31, 2024, we provided loans to our subsidiaries totaling RMB3,574.5 million; our subsidiaries repaid RMB242.8 million to us, and our Hong Kong subsidiary contributed capital of RMB1,434.7 million to our mainland China subsidiaries. For the years ended December 31, 2022, 2023 and 2024 no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this annual report, no subsidiary has paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In light of our holding company structure as well as our substantive operation in mainland China, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur, may highly depend upon dividends paid by our WFOE to us, despite that we may obtain financing at the Cayman Islands holding company level through other methods. However, under PRC laws and regulations, our mainland China subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us and the investors in the ADS. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted, which represents the paid-in capital and additional paid-in capital of our WFOE, Guangzhou Jingqi and its subsidiaries, totaled RMB1,647.2 million, RMB2,352.2 million and RMB3,989.2 million (US$546.5 million) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our securities, see “Item 10. Additional Information—E. Taxation.” If any dividend is paid by our mainland China subsidiaries to us in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If WeRide Inc. or our offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider WeRide Inc. or our offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but WeRide Inc. or our offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%.

VIE Consolidation Schedule

We had historically relied on contractual arrangements among our WFOE, Guangzhou Jingqi, or the VIE, and the former shareholders of the VIE to direct the business operations of the VIE. On March 21, 2023, we completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary. We do not believe that a VIE structure is necessary for our operations under PRC laws and regulations.

We terminated the VIE primarily due to economic reasons and the increased regulatory scrutiny over VIE structure. Before the unwinding of the VIE structure, the VIE historically held an ICP License and a surveying and mapping certificate, both of which are subject to foreign investment restrictions. The VIE obtained the ICP License because we believed that an ICP license might be required for our online ride-hailing platform. However, as subsequently confirmed with the relevant authorities, if the online ride-hailing platform only engages in the publication of information related to online ride-hailing, it does not need an ICP license. Maintaining the ICP License incurs incremental costs without bringing any material benefits. As a result, the VIE completed the deregistration of the ICP License. While the VIE historically conducted our surveying and mapping business, we have since been cooperating with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, for such functions. Based on our communications with investors, we believe that investors may prefer a simpler corporate structure that does not involve a VIE. Compared to relying on the VIE structure, our cooperation with Guangzhou Yuji for surveying and mapping presents better corporate governance, involves less burdensome disclosure requirements, and is more accepted by the investor community.

Guangzhou Yuji is a related party in which a substantial interest in the voting power is owned by a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. On February 28, 2022, we, through Guangzhou Jingqi, entered into a Framework Agreement for the Procurement and Services of High-definition Maps with Guangzhou Yuji, pursuant to which Guangzhou Yuji provides us with the high definition maps to be used by our autonomous vehicles in China based on our requirements. The initial term of the agreement was set for one year, with the option to renew upon mutual consent. The agreement has since been renewed and is currently valid until December 31, 2025. We make quarterly service fee payments to Guangzhou Yuji under the agreement. Both parties are subject to a strict confidentiality clause under the Framework Agreement for the Procurement and Services of High-definition Maps. On October 8, 2022, we entered into a Data Service Framework Agreement with Guangzhou Yuji through our WFOE to further expand our cooperation scope with Guangzhou Yuji. Pursuant to the Data Service Framework Agreement, Guangzhou Yuji provides data collection, labeling and compliance services to our WFOE with an indefinite term. Specifically, Guangzhou Yuji provides services for the collection, storage, transmission and labelling of the surveying and mapping data used by our autonomous vehicles in China pursuant to the requirement of relevant PRC laws. Our WFOE pays Guangzhou Yuji for the services provided on a monthly basis. Both parties are subject to a strict confidentiality clause under the Data Service Framework Agreement.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List 2021. Any industry not listed on the Negative List 2021, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2021. As a result, we do not need a VIE structure to operate the business of our PRC subsidiaries.

We had historically entered into a series of contractual agreements with the VIE and its former shareholders, pursuant to which we had (i) the power to direct the management, financial and operating policies of the VIE, and (ii) exposure or rights to variable returns from our involvement with the VIE and the ability to use our power over the VIE to affect the amount of the returns. As a result, we treated the VIE and its subsidiaries as our consolidated entities under IFRS, and we consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with IFRS before March 21, 2023. Revenue contributed by the VIE and its subsidiaries accounted for 7.2% of our total revenue for the year ended December 31, 2022.

The following table presents the condensed consolidating schedule of WeRide Inc. depicting the consolidated statement of profit or loss for the year ended December 31, 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.

	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Revenue(1)	—	546,255	76,821	181,539	(277,072)	527,543
Cost of revenue(1)	—	(298,644)	(84,207)	(86,965)	174,818	(294,998)

Gross profit/(loss)	—	247,611	(7,386)	94,574	(102,254)	232,545
Other net income(1)	—	15,932	59	80,290	(76,985)	19,296
Research and development expenses(1)	—	(290,279)	(329,423)	(241,508)	102,645	(758,565)
Administrative expenses	(16,440)	(64,430)	(33,308)	(123,058)	—	(237,236)
Selling expenses	—	(15,663)	(152)	(7,759)	—	(23,574)
Impairment loss on receivables and contract assets	—	(9,412)	(1,323)	(961)	—	(11,696)

Operating loss	(16,440)	(116,241)	(371,533)	(198,422)	(76,594)	(779,230)
Net foreign exchange gain	—	29,879	—	—	(9,670)	20,209
Interest income	—	7,191	17,934	10,986	—	36,111
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	—	—	7,731	—	—	7,731
Other finance costs	—	(1,692)	(985)	(1,525)	—	(4,202)
Inducement charges of warrants	(125,213)	—	—	—	—	(125,213)
Fair value changes of financial liabilities measured at FVTPL	25,308	—	—	—	—	25,308

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	—	—	—	—	(479,210)
Share of loss from subsidiaries, the VIE and its subsidiaries(2)	(702,941)	(190,964)	(356,088)	—	1,249,993	—

Loss before taxation	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)
Income tax	—	—	—	—	—	—

Loss for the year	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)

Notes:

(1)

Represents the elimination of the intercompany services fees and intercompany sales. The service fees between the WFOE and the VIE and its subsidiaries amounted to RMB143.1 million for the year ended December 31, 2022. Other than service fees, the intercompany revenue and expenses between the WFOE and the VIE and its subsidiaries are nil for the year ended December 31, 2022.

(2)

Represents the elimination of the investment in our WFOE, other subsidiaries of WeRide Inc., the VIE and its subsidiaries. The WFOE’s share of loss from the VIE and its subsidiaries amounted to RMB189.0 million for the year ended December 31, 2022.

The following table presents the condensed consolidating schedule of WeRide Inc. depicting the consolidated statement of cash flows for the year ended December 31, 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.

	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating (RMB in thousands) activities	(10,848)	(281,870)	(309,011)	(68,652)	—	(670,381)
Net cash used in investing activities(1)	(2,634,633)	(252,667)	(2,640,977)	(15,876)	3,341,739	(2,202,414)
Net cash generated from/(used in) financing activities(1)	2,782,671	745,443	2,636,465	(638,252)	(3,341,739)	2,184,588

Net increase/(decrease) in cash	137,190	210,906	(313,523)	(722,780)	—	(688,207)
Cash as of January 1	1,084,196	556,587	320,578	764,207	—	2,725,568
Effect of foreign exchange rate changes	105,116	23,686	67,528	—	—	196,330

Cash as of December 31	1,326,502	791,179	74,583	41,427	—	2,233,691

Note:

(1)

Represents cash received as the investment in other subsidiaries of WeRide Inc., and the VIE and its subsidiaries from WeRide Inc., our WFOE and other subsidiaries of WeRide Inc., which was eliminated as inter-company transaction upon consolidation.

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

An investment in our ADSs or Class A ordinary shares involves significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Information.”

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully.

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

•

Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected.

•	Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

•

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

•

We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

•

Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

•

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

•

If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.

•

Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

•

Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

•

We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.

•	The current tensions in international trade and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.

Risks Related to Doing Business in Mainland China

We face risks and uncertainties related to doing business in mainland China in general, including, but not limited to, the following:

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•

The PRC government has oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

•

Risks and uncertainties arising from the legal system in mainland China, which may also exist in other jurisdictions, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “—Risks Related to Doing Business in Mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

•

We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. See “—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

•

We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

•	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Risks Related to Our Business and Industry

We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

We commenced operations in 2017. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We started to offer key ADAS technologies and ecosystem support in 2022, and commenced mass production of a state-of-the-art ADAS in March 2024. We are still in a relatively early stage of development and commercialization.

You should consider our business and prospects in light of the risks and challenges we face as a company with limited operating history into a rapidly-evolving industry, including, among other things, with respect to our ability to:

•	design and offer safe, reliable and quality autonomous driving products and services on an ongoing basis;

•	establish and expand our customer base for our purpose-built L4 autonomous driving vehicles, including robotaxi, robobus and other vehicle types;

•	successfully launch and commence commercial operation of future special purpose vehicles;

•	successfully expand our operations in the ADAS market leveraging our technological and commercialization experience in the L4 vertical;

•	successfully expand to new geographical areas and jurisdictions;

•	successfully produce autonomous driving vehicles with our OEM partners in the expected timeline;

•	maintain the safe operation of our purpose-built L4 autonomous driving vehicles;

•	establish and maintain cooperative relationships with ecosystem partners, such as OEMs, Tier 1 suppliers, logistics and urban service providers, and others;

•	improve and enhance our platform and autonomous technology, and maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	improve and maintain our operational efficiency;

•	successfully market our product and service offerings;

•	attract, retain, and motivate talented employees;

•	obtain and generate sufficient capital to maintain our operations and grow our business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	build a well-recognized and respected brand; and

•	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, prospects, financial condition and results of operations may be materially and adversely affected. There are also a number of additional challenges to autonomous driving, many of which are not within our control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us), and the general perception that an autonomous driving vehicle is not safe because there is no human driver. There can be no assurance that the market will accept our technology, in which case our future business, results of operations and financial condition could be adversely affected. In addition, the global autonomous driving industry is in general in its early stages and rapidly evolving. Our autonomous driving technology has not yet commercialized at a large scale. We cannot assure you that we will be able to adapt to changing market or regulatory conditions swiftly or cost-effectively. If we fail to do so, our business, results of operations and financial condition will be adversely affected.

In addition, because we have limited historical financial track record and operate in a rapidly-evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more established market. In future periods, our revenue growth may slow down or even decline for a number of reasons, including slower-than-expected commercialization of our products and services, fiercer competition, unfavorable market conditions and rapidly evolving government regulations. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly-changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our actual results of operations could differ materially from our projections, and our business, prospects, financial condition and results of operations could be adversely affected.

Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected.

The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, considerable capital requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. Our future business depends, to a large extent, on our ability to continue to develop and successfully commercialize our products and services. We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. Our ability to develop, deliver and commercialize at scale our autonomous driving platform and systems to support or perform autonomous operation of autonomous driving vehicles is still to be further proven.

Our products and autonomous driving system are technical and complex, and commercial application requires that we meet very high standards for technology performance and system safety. We may be unable to timely release new products and services that meet our intended commercial use cases, and we may therefore experience limited than expected commercialization of our technology. Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time to complete our own technology development, commercialization and large-scale operation than is currently projected. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected corner cases and inclement weather conditions.

These improvements may take us longer than expected, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.

Our continued enhancement of our autonomous driving technology is and will be subject to risks, including but not limited to the following aspects:

•	our ability to achieve sufficiently safe autonomous driving system performance;

•	our ability to develop ADAS that enable autonomous driving functions on vehicles;

•	acceptance from our customers and potential customers, as well as the general public of our autonomous driving products and services as well as the autonomous driving technology in general;

•	our ability to continue to enhance our data analytics and software technology;

•	our ability to successfully complete system testing, validation and obtain safety approvals;

•	our ability to obtain additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	our ability to preserve core intellectual property rights;

•	our ability to design, develop and secure necessary components on acceptable terms and in a timely manner;

•	our ability to secure additional capital to support our research and development activities; and

•	our ability to expand and strengthen cooperative relationships with our ecosystem partners.

Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

As a relatively new enterprise that is beginning to scale our business, we encounter considerable difficulties, many of which are beyond our control. The difficulties include, among others, unknown future challenges and opportunities, substantial risks and expenses in the course of developing new products and services, entering new markets, undertaking marketing activities and delivering our products and services to our customers. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. Therefore, there is substantial uncertainty as to the success of our business plan. We may not be able to scale up rapidly enough to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by companies at an early stage of commercialization, including marketing our products and services, scaling up our operation and headcount, and may incur unforeseen expenses, difficulties, or delays in connection with our growth. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

We have limited experience to date in applying our autonomous driving technology at a large scale. As of the date of this annual report, we have not yet delivered to third parties our purpose-built L4 autonomous driving vehicles at a large scale. We have reached understanding with customers regarding future orders of our robovan. Until the customers enter into definitive purchase agreements for our robovans, which is within the discretion of the customers, no assurance can be made that the customers will purchase our robovans. In addition, we have only recently started delivering ADAS, and have had limited proven track record of successful operation in ADAS applications. Whether the order forecast from our customers will materialize will ultimately depend on various factors, including the market acceptance of the vehicle models on which ADAS will be installed, which are beyond our control.

Even if we are successful in developing and commercializing our autonomous driving and ADAS technology, we could face unexpected difficulties, delays and cost overruns, including as a result of factors beyond our control such as unforeseen issues with our technology, problems with suppliers and adverse regulatory developments. Any failure to develop our technology within our projected costs and timelines or failure to execute our business plan as expected could have material adverse effects on our business, prospects, operating results and financial condition.

In addition, we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services. We also intend to adopt an asset-light model across our different business lines, such that instead of owning autonomous driving fleet by ourselves, we may cooperate with third-party fleet asset owners and operate the vehicles on our platform. However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospects, financial condition and results of operations. See “—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subject us to risks.” In addition, as the scale of our business grows, it is possible that we may be required to take up vehicle manufacturing and operation of a larger autonomous driving vehicle fleet ourselves, which is much more capital-intensive for us relative to partnering with third parties. If that happens, we cannot guarantee that we will possess the necessary human and capital resources to complete such transition, in the expected timeframe or at all. Failure to do so could have material adverse effects on our business, prospects, operating results and financial condition.

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

Demand for autonomous driving technology depends to a large extent on general, economic, political, regulatory and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict customer demand or penetration rates for our products and services. Our technology targeting advanced autonomous driving requires significant investment and longer time-to-market, and may not be commercially successful on a large scale in the short term, or at all.

In addition, regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could also cause the public or our potential business partners and end users to lose confidence in autonomous driving products and services in general. The safety of such technology depends in part on end users of the autonomous driving vehicles, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been multiple crashes involving automobiles of other manufacturers resulting in death or personal injury where autopilot features are engaged. Even though these incidents were unrelated to our technology platform and our autonomous driving vehicles, such cases resulted in significant negative publicity to the autonomous driving industry. In the future, accidents involving autonomous driving vehicles could result in suspension or prohibition of autonomous driving vehicles, which could negatively affect our business and the autonomous driving industry as a whole. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.

Although we have managed to accumulate demand and recognition for our products and services to a certain degree, our future growth depends in part on the overall development trend of autonomous driving industry and acceptance of our technology. The market may not accept our technology, products and services, at the pace we expect, or at all, and our business, prospects, financial condition and results of operations will be materially and adversely affected. Key industry participants may develop competing services or may otherwise seek to overthrow our efforts. For example, our robotaxis and robobuses might displace individual drivers for taxis, buses and ride hailing services, which may be interpreted as negatively affecting employment opportunities for these individuals, as has been the case in other industries that have been subject to automation. This could result in negative publicity and even legislation or regulations that make it more difficult to operate our business in certain jurisdictions that we may expand our operations into. Any such occurrences could materially harm our future business.

We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

Technology is a key competing factor to the autonomous driving industry. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. We have made substantial investments to develop new offerings and technologies, and we intend to continue investing significant resources in developing new technologies, tools, features and product and service offerings. For example, in 2022, 2023 and 2024, our research and development expenses amounted to RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$149.5 million), respectively, representing 143.8%, 263.4% and 302.2% of our revenues for the respective years. We expect to incur substantial and potentially increasing research and development expenses in developing new technologies, products and service offerings and to dedicate substantial resources to improving and refining our technology stack. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.

In addition, we will pursue new initiatives which may carry a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. For example, we entered into a strategic partnership with Bosch in 2022 under which we, as a Tier 2 supplier, provide research and development services, key technologies and ecosystem support. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks, some of which we do not currently anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others will render our product and service offerings noncompetitive or obsolete. Furthermore, our development efforts with respect to new products and service offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, services and technologies. Even if we are successful in developing new products, services or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, services or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results and prospects may be harmed.

Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in jurisdictions we operate, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are subject to laws and regulations applicable to the manufacture, sale, import, export and service of automobiles in general, both domestically and abroad. In addition, there are a variety of international and domestic regulations that may apply to autonomous driving vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. The laws, regulations, administrative orders and regulatory standards relating to autonomous driving are still developing and remain subject to substantial uncertainty. There has been relatively little mandatory government regulation of the autonomous driving industry to date and no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads. On July 27, 2021, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, and the Ministry of Transport, or the MOT, jointly issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation). According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road testing for autonomous driving vehicles, and bears corresponding liability. Such entity shall meet various regulatory requirements, including related business capacity, ability to pay civil compensation for possible personal and property losses caused by road tests, evaluation rules for test driving, ability to safeguard network security and others. On November 17, 2023, the MIIT, the MPS, the MOT, and Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice on the Pilot Implementation of Intelligent Connected Vehicle Access, which took effect immediately. This notice outlines detailed regulations for the admission and road operation of intelligent connected vehicles during the pilot period. On November 21, 2023, the MOT released the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), effective immediately. These guidelines govern the use of autonomous driving vehicles for various transportation operations on different roadways, specifying the scenarios and conditions under which these vehicles can be used in different transportation contexts. In addition, certain local governments in mainland China, such as Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have issued or applied local rules and regulations for the road testing of autonomous driving vehicles in accordance with the central-level regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Autonomous Driving Vehicles” for details. We have been approved by local governmental authorities to conduct test driving of our autonomous driving vehicles in cities such as Guangzhou, Shenzhen, Beijing, Wuxi, Dalian and others. However, such governmental approvals are for specific time periods, and we cannot guarantee that we will be able to renew the approvals when needed. In addition, we may not be able to obtain approvals from the local governments of other cities where we expect to conduct road tests in the future, in a timely manner or at all. Furthermore, while we have built safety processes to ensure that the performance of our technology meets the regulatory requirements and standards as we interpret the applicable laws and regulations, there can be no assurance that these measures will be deemed by relevant governmental authorities as sufficient, or will meet future regulatory requirements enacted regarding the operation and commercialization of self-driving technology. Moreover, laws, regulations, administrative orders and regulatory standards with regard to autonomous driving vehicles and their road tests in the jurisdictions we operate continue to rapidly evolve and are complex, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas, and could adversely affect our business. In addition, certain regulations and implementation provides new requirements and local government authorities have significant amount of discretion in interpreting, implementing and enforcing rules and regulations. If we fail to comply with the applicable legal requirements concerning the autonomous driving industry in a timely manner, our operation may be subject to the order of rectification, fine or the suspension of non-compliant operations, which may materially and adversely affect our business and results of operations.

In addition, as we grow our business to provide our products and services in additional countries and regions, we will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictions, including but not limited to laws relating to autonomous driving, vehicle transportation, product material inputs and product liability. Particularly, the rate at which governments approve autonomous driving products could impact our operations. The deployment and operational capability of our L4 autonomous driving vehicles in real-world scenarios are contingent upon receiving timely governmental approvals, especially for our projects overseas. Delays in securing these essential regulatory approvals can significantly affect our revenue recognition timing, as these approvals are indispensable for progressing from the testing phase to full commercial operations. Furthermore, we may become subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering and other similar laws and regulations in various jurisdictions in which we conduct, or in the future may conduct, activities. Non-compliance with any of the foregoing laws and regulations may subject us to significant fines, penalties, lawsuits and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations or damage our reputation.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

In operating our business and providing services to customers and end users, we collect, use, store, transmit and otherwise process various types of data. While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in processing and protecting large volume of data, including:

•	protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and

•	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data.

The users’ data obtained by us through the WeRide Go app, our online taxi platform, is stored on the cloud provided by a leading cloud service supplier in China. We have reached written agreements with this cloud service supplier on data security obligations, requiring it to adopt appropriate technical measures and management measures to protect the data.

Even with the aforementioned agreements, we do not control the cloud services provided by the aforementioned cloud service supplier, and there is a risk that such services may not be reliable. If the cloud service supplier violates the agreements or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users.

When our L4 autonomous driving vehicles are in operation, with certain camera angle, camera accuracy and the relative speed and position between our vehicle and pedestrians or other vehicles under limited circumstances, the cameras of our vehicles may collect certain personal information. According to the Several Provisions on Vehicle Data Security Management (Trial Implementation), if it is impossible to obtain consent from individuals to collect and provide personal information outside the vehicle due to the need to ensure driving safety, anonymization should be performed, including deleting images containing natural persons that can be identified, or performing partial blurring of human figures in the videos. For personal information originated outside the vehicle, we are unable to obtain the consent of the relevant individuals. As such, we desensitize the videos collected by smearing facial features and license plates before such information leaves the vehicles. The original videos are deleted immediately after such desensitization is completed. However, we cannot assure you that the de-identification measures we take fully comply with regulatory requirements in this regard, the failure of which may subject us to administrative measures and severely disrupt our business operations.

In addition to the regulations on vehicle-collected data discussed above, the PRC regulatory and enforcement regime with regard to data security and data protection in general is evolving and may be subject to different interpretations or changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cybersecurity and Data Security” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Privacy.”

In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that purchase internet products and services and network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that a network platform operator that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to abroad. This requirement only applies in situations where a company is seeking to list its securities in other countries. Even if we become in possession of more than one million users’ personal information, this requirement will not apply, unless we seek to list our securities in countries other than the U.S. and China in the future.

We do not believe that the users’ data stored by our cloud services provider could result in us or the cloud services provider being subject to a cybersecurity review by the CAC. Under the Revised Cybersecurity Review Measures, a CAC cybersecurity review may be triggered when (i) operators of “critical information infrastructure” purchase network products and services that affect or may affect national security; (ii) network platform operators holding the personal information of more than one million users plan to list abroad; and (iii) network platform operators conduct data processing activities that affect or may affect national security. With respect to (i) and (ii), we have not been designated by the relevant PRC authorities as an operator of “critical information infrastructure” and are currently not in possession of more than one million users’ data. In terms of (iii), we do not believe that our handling of the data stored by our cloud service provider affects or may affect national security, given that (a) we only collect user data necessary for providing our services and ensuring user safety, and none of such data is considered “important data” under the relevant PRC regulations that may endanger national security and public interests if tampered with, damaged, disclosed, illegally obtained or illegally utilized; (b) the amount of personal information we hold is currently far less than one million; (c) we have adopted security measures to safeguard users’ data stored in the cloud and prevent cybersecurity incidents such as data breach, tampering, damage or loss; and (d) the users’ data stored in the cloud are not provided to any non-PRC entities in any form. As of the date of this annual report, we have not been subject to or received any notice requiring us to file for a cybersecurity review by the CAC with respect to the users’ data stored by our cloud services provider.

As of the date of this annual report, we have not been designated by the relevant PRC authorities as a critical information infrastructure operator, nor have we been involved in any formal investigations on cybersecurity review made by the CAC or any other PRC authority on such basis or any cybersecurity-related warning or sanction from the PRC government or any notice from relevant authorities specifying us to file for the cybersecurity review.

However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition to mainland China, we have also commenced testing and commercial autonomous driving vehicle operations overseas. As we expand our global footprints, we expect to be subject to laws and regulations in foreign jurisdictions, such as the U.S., regarding data privacy, protection, and security. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. Currently, we have not offered any services to the general public in the United States and have not collected any consumer information there. However, our products and services may evolve to add new features and functionality to respond to market demand that may change our privacy obligations. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Failure to fully comply with these laws and regulations in overseas jurisdictions could also result in regulatory enforcement actions against us or otherwise subject us to significant liability, costs and a material loss of revenue resulting from the adverse impact on our reputation and brand. Any of such events could have materially adverse effect on our business, financial condition, results of operations and prospects.

If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.

In order to succeed, we need to tailor our products and services to address rapidly-changing customer demands, the evolving autonomous driving technology and emerging user cases. Our results of operation will depend on our ability to adapt and respond effectively to these changes in a timely manner. We may not be equipped with the insight into new trends in the autonomous driving industry that could emerge and affect our business operations, and we may not be able to forecast and meet the continuously changing demands and preferences towards our products and services. If we fail to develop new features of our technology platform, autonomous driving vehicles or ADAS to meet the emerging marketing demands, we may lose our competitive edge over other industry participants. If we fail to accurately estimate the demand for our products and services, match the timing and quantities of component and supplies purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption and storage, transportation and write-off costs, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Although we believe that our algorithms and data analysis technology are promising, we cannot assure you that our technology will achieve the required reliability for autonomous driving at a large scale commercially. There can be no assurance that our algorithms and data analytics could predict every single potential issue that may arise during the operation of our autonomous driving vehicles, the failure of which could lead to road accidents and casualties, and could materially and adversely affect our business, prospects, financial condition and results of operations.

Furthermore, there can be no assurance that our customers and end users will be able to properly adapt to the different operation processes for our autonomous driving vehicles. Any accidents resulting from such failure to operate our autonomous driving vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse effect on our business, prospects, financial condition and operating results.

Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

Our relationship with our customers and business partners is crucial to our success. We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS R&D services, and intelligent data services. If we fail to maintain relationships with our customers, or fail to continue to attract new customers, or if our customers or end users reduce or cease the use of our products and services for any reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, we depend on a limited number of customers, including certain shareholders of our company, to generate a substantial portion of our revenue. The revenue attributable to our five largest customers in 2022, 2023 and 2024 was RMB415.7 million, RMB307.6 million and RMB164.7 million (US$22.6 million), respectively, accounting for 78.8%, 76.6% and 45.6% of our total revenue, respectively. The revenue attributable to our largest customer in 2022, 2023 and 2024 was RMB155.9 million, RMB222.3 million and RMB88.2 million (US$12.1 million), respectively, accounting for 29.6%, 55.3% and 24.4% of our total revenue, respectively. We derived 10.2%, 12.1% and 8.9% of our total revenue from related parties in 2022, 2023 and 2024, respectively. There is no assurance that we will be able to maintain or expand our relationships with our customers, or that we will be able to continue to serve them at current levels, or at all. If any of our customers significantly reduces or even ceases its use of our products and services, we may not be able to find alternative customers at comparable levels, or at all. In addition, we may not be able to continue to attract new customers. As a result, we may experience a decline in our revenue, which will negatively affect our results of operations and financial performance.

Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our business partners’ and end users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. Undetected errors and defects may cause our autonomous driving vehicles that make up our fleet and the vehicles of our customers applying our autonomous driving technology to malfunction, which could result in serious injury to or death of the end users of vehicles, or those in the surrounding area. Errors or defects in our products and services may only be discovered after they have been tested, commercialized and deployed. We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. The occurrence of any of the above will cost us significant expense and diversion of management attention and other resources. Our reputation or brand may be damaged as a result of these problems and end customers may be reluctant to use our vehicles and services, which could adversely affect our ability to retain existing customers and attract new customers, and could materially and adversely affect our financial results.

For each autonomous driving vehicle type we have developed, the vehicles that adopt our ADAS and our future autonomous driving vehicle models, once production begins, we may experience product liability disputes and product recalls, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, financial conditions and results of operations. Any product liability dispute or product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may be subject to product recalls if any of the components of our autonomous driving vehicles prove to be defective or non-compliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and results of operations. In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of defects and errors in our software and hardware. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our brand and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.

We may not be able to execute our growth strategies successfully or manage our growth, and as a result, our business may be adversely affected.

Our ability to maintain or enhance our growth rates and achieve profitability partially depends on our ability to increase our revenue and operating income through a series of organic growth initiatives. Our growth strategies include to grow business to reach large-scale commercialization, continue to strengthen our technology, reduce cost and improve operational efficiency, expand global presence and to broaden strategic partnership. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

•	our ability to build on our technological and business milestones to advance towards full commercialization across robotaxi, robobus, robovan, robosweeper and other autonomous driving use cases;

•	our ability to work with OEMs and other suppliers to scale up our products and services to meet our customers’ needs;

•	our ability to work with business partners to bring state-of-the-art ADAS to the market;

•	our ability to continue to deliver our technology through providing autonomous driving products and services;

•	whether we have adequate capital resources to expand and optimize our technology platform, expand our offerings, enhance our data capabilities and increase our spending on talent development;

•	our ability to continue to upgrade our technology platform and to accelerate the evolution of our product and service offerings;

•	our successful execution of our overseas expansion plan;

•	our ability to improve operational efficiency;

•	our ability to strengthen our existing partnerships and enter into new strategic partnerships with industry leaders across the value chain;

•	our ability to hire, train and retain top talent in the autonomous driving industry; and

•	our ability to navigate an evolving and complex regulatory environment.

Our current and future autonomous driving products and services may not generate the expected levels of sales and profitability, and our growth strategies may not lead to commercialization necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to achieve the expected levels of sales and profitability, our business and results of operations may be adversely impacted. In addition, our growth may continue to fluctuate and may be below our historical rates. Therefore, we cannot assure you that we will achieve and subsequently maintain profitability in the future.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations. We have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operations. However, we cannot assure you that we will be able to renew the licenses and permits that we have obtained, or obtain new licenses and permits for our business operations, when necessary in a timely manner, or at all.

We currently collaborate with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, to provide surveying and mapping services to our company. Under this arrangement, Guangzhou Yuji provides us with HD maps services to complement the vision of our sensors. In October 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with Guangzhou Yuji to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with Guangzhou Yuji is terminated or expire without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations.

In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. If any applicable local government authorities consider that we were operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

We have only recently started to generate revenue and have not been profitable, which may continue in the future.

We have only recently started to generate revenue and have not been profitable since our inception. We incurred loss for the year of RMB1,298.5 million, RMB1,949.1 million and RMB2,516.8 million (US$344.8 million) in 2022, 2023 and 2024, respectively. We have made significant up-front investments in research and development, administrative and selling expenses to rapidly develop and expand our business and technologies. We expect to continue to invest significantly in research and development, administrative and selling expenses, to establish and expand our business, and these investments may not result in an increase in revenue on a timely basis, or at all.

We may not generate sufficient revenue or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in achieving profitability and maintaining and enhancing our cash position, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

If we fail to obtain or generate sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.

To continue to support our growth and strategic objectives, we need significant capital to, among other things, conduct research and development for our autonomous driving technology platform, attract and retain top talent, launch new autonomous driving vehicle types, offer more advanced ADAS features, maintain and grow our fleet, expand our customer base and provide quality technical support services. Our capital expenditures, which represent payments for purchase of intangible assets, property and equipment, were RMB82.7 million, RMB37.0 million and RMB85.5 million (US$11.7 million) in 2022, 2023 and 2024, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development, and that our level of capital expenditures may be significantly affected by customers’ demand for our products and services. The fact that we have a limited operating history and we operate in a novel and evolving industry means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate especially in the fast-evolving autonomous driving industry that we operate. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. For example, pursuant to the shareholders agreement we entered into on July 10, 2019 with two investors, if the joint venture company established by these investors and us does not complete an initial public offering within six years after its incorporation, we may be required by one of the investors to repurchase all or a part of its equity interests in the joint venture, and may need to pay the other investor certain amount of cash to ensure its investment return. As a result, we recognized put option liabilities of RMB40.4 million and RMB41.1 million (US$5.6 million) as of December 31, 2023 and 2024, respectively. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements—Contractual Obligations.”

We plan to raise capital in the near term, through equity or other financings including issuance of additional shares or ADSs to achieve the foregoing and other strategic goals. As a result of issuing additional shares or ADSs, including through listing our equity on additional exchanges, follow-on offerings, registered direct offerings, at-the-market offerings, and private placements, our shareholders and holders of our ADSs should expect to experience dilution and the price of our shares or ADSs may be volatile. Our ability to obtain the necessary equity or other financings to carry out our business plan is subject to a number of factors, including required regulatory approvals, general market conditions, our ability to negotiate favorable terms, investor acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which may have a material adverse impact on our business operations and prospects, and could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could subject us to operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have historically received government grants, but we cannot guarantee that we will continue to receive such grants or subsidies in the future. In addition, the changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operation results in the long term.

We have historically received government grants and recognized government grants as other net income of RMB19.7 million, RMB14.4 million and RMB14.1 million (US$1.9 million) in 2022, 2023 and 2024, respectively. We also recorded government grants received with conditions of RMB176.4 million and RMB184.5 million (US$25.3 million) in other payables as of December 31, 2023 and 2024, respectively, and RMB6.5 million and RMB4.7 million (US$0.6 million) in other non-current liabilities as of December 31, 2023 and 2024, respectively. However, there is no assurance of the continued availability of the government grants currently enjoyed by us, any reduction or elimination of which would have an adverse effect on our financial condition. Our eligibility for government grants depends on a variety of factors, including the relevant government policies, the availability of funding at different granting authorities, and the development progress made by other peer companies. In addition, the timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements, such as completing foreign capital investment, achieving enterprise scale targets, completing R&D project acceptance, and tax contribution in a specified region. Further, there are also government grants that have no conditions attaching to them and such grants are recognized as other net income when the grants are received.

Currently, we sell a portion of our vehicles to customers in China. While we have started to sell vehicles internationally, these sales have not yet achieved scale, and the volume remains low with high pricing. The limited scale of our international sales does not pose a significant threat to the competitive landscape in those markets. As a result, we believe that the risk of tariffs or other non-tariff trade barriers being imposed on our vehicles due to the government subsidies we receive is currently remote. However, in the long term, we cannot rule out the possibility that our company may be subject to tariffs or other non-tariff trade barriers as our international presence grows. In addition, trade-related tensions between China and the United States and other jurisdictions remain an important source of potential risk, and such tension may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions, especially to the companies receiving government grants from PRC, like us. If we plan to offer an increased number of vehicles internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have a material adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

It is possible that the unit economics of our autonomous driving vehicles do not materialize as expected, which could adversely affect our business prospects.

Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi, robobus, robovan and potentially other autonomous driving vehicles, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of the autonomous driving system hardware, other fixed and variable costs associated with autonomous driving vehicle operation, useful life of autonomous driving vehicles, vehicle utilization and product pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continually push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our OEM partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.

Autonomous driving technology, products and services are new to market, and the appropriate price points are still being assessed by the market. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other unit economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.

We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subject us to risks.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have established a robust ecosystem consisting of OEMs, Tier 1 suppliers, logistics and urban service providers, and others. A number of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. Components manufactured by OEMs or our Tier-1 suppliers could contain defects that would cause our autonomous driving vehicles to fail to operate as intended. We will also need to identify and negotiate additional relationships with other third parties. We may not be able to successfully identify and negotiate definitive agreements with these business partners on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.

Collaboration with these third parties is subject to risks, some of which are outside our control. We could experience delays to the extent our partners do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. In addition, our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ products and services. If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.

Some of our customers may experience reduced payment capabilities due to a downturn in the macroeconomic environment, leading to extended payment cycles and making it more challenging for us to collect receivables. For example, our impairment loss on receivables and contract assets significantly increased from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily attributable to the aging deterioration of receivables and contract assets, as a result of slowed cash collection from our customers, and the increase of our balances of receivables. Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US3.9 million) in 2024, as we enhanced our collection of receivables. There is no assurance that the financial position of our customers will remain healthy in the future. If our customers experience financial distress or are unable to settle their payments in a timely manner or at all, our liquidity and the financial condition could be adversely affected.

Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.

Most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles are sourced from third-party suppliers and our OEM partners. We have limited experience in managing a large supply chain to manufacture and deliver vehicles at scale. In addition, some of the key components used to manufacture our autonomous driving vehicles come from limited sources of supply. We may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. In addition, our agreements with most of our third-party suppliers are non-exclusive and the availability and pricing of the components provided may be beyond our control. In 2022, 2023 and 2024, we did not experience shortages in the supply of key components from our major suppliers. However, we may be subject to component shortages or pricing fluctuations in the future which could materially and adversely affect our business and results of operations. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, our business partners who manufacture our autonomous driving vehicles may not be able to develop alternate sources in a timely manner in the case of limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult and costly, and our business partners who manufacture our autonomous driving vehicles may not be able to source these components on terms that are acceptable to us, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our product launch timeline or scheduled product deliveries to users. This could adversely affect our relationships with our customers and could delay the expansion of our operations, including with our business partners who manufacture our autonomous driving vehicles. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to source these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to meet customer demand, which may result in our customers using competitive services instead of ours.

We rely on a stable and sufficient supply of high-quality raw materials, equipment, and other necessary supplies. Any increases in prices or interruptions in supply could negatively impact our business, profitability and results of operations.

We purchase research and development equipment, raw materials, reagent consumables, and various goods and services from third-party suppliers and service providers for our operations. If these third parties fail to deliver supplies that meet legal and regulatory requirements, contract terms, or our standards, it could compromise the quality of our products and solutions and even harm our reputation. Additionally, various factors may influence the prices of our supplies, including economic conditions, market supply and demand, environmental and regulatory requirements, natural disasters, both domestically and globally. If there are significant price increases for these supplies, we may need to pass those increased costs on to our customers. However, there is no guarantee that we will be able to raise the prices of our products and services enough to cover these increased costs. Accordingly, any substantial rise in supply prices could adversely affect our business, profitability and results of operations.

We might also face shortages of the supplies, due to capacity constraints or market delays and disruptions, particularly in light of supply chain challenges caused by global pandemics, natural disasters, and international trade tensions. Even when our required supplies are available, we may still struggle to secure adequate quantities at a reasonable price. Our inability to secure supplies in adequate amounts and under commercially acceptable terms could delay, hinder, or compromise our research and development efforts, and may have a material adverse effect on our business, financial condition, results of operation, and prospects.

We face competition from current and future competitors. If we fail to commercialize our technology before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.

We face competition from autonomous driving industry participants in each of our product and service offerings which will only intensify if we introduce additional vehicle types or expand the use cases of our autonomous technology. Competition is based primarily on technology, ability to source capital, safety, efficiency and cost-effectiveness. Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. We face competition, both in mainland China and internationally, from autonomous driving companies that offer autonomous driving technologies, products and services. We may also face competition from automotive OEMs global-wise and other global technology giants, particularly those who are building internal autonomous driving development programs. In addition, because the autonomous driving market is relatively nascent, our OEM partners and we have been and are expected to continue exploring different business models and innovating our product and service offerings. Our OEM partners may launch autonomous driving vehicles that potentially compete with our vehicles for customers, end users and market share.

Some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. In addition, our competitors in certain geographic markets may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge and more supportive regulatory regimes. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. We cannot be certain that the pace of our growth or our product offerings will meet the demand of our customers and end users at all times, the failure of which may materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, increased competition could also intensify our pricing pressure and force us to adjust our pricing strategies to maintain and grow our market share. We may not have the same financial resources as our competitors that allow us to adjust pricing, which may result in a loss of customers and future market share. On the other hand, if we follow the downward price adjustment trend, our ability to generate revenue and achieve profitability may be adversely affected.

We depend on the experience and expertise of our senior management team, technical engineers and certain key employees, and the loss of any executive officer or key employee, or the inability to identify, recruit or retain executive officers, technical engineers and key employees in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services and general and administrative functions. There had been, and may from time to time be, changes in our executive management team. There may also be disputes and proceedings surrounding compensation, non-compete obligations and intellectual properties with former employees. Such changes, disputes and proceedings could disrupt our business, result in negative publicity of our company, and cause diversion of management attention and financial resources. We do not maintain key-man insurance for any member of our senior management team or any other employee. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for talent is intense in the autonomous driving industry and the technology-related labor market in general, especially for engineers with high levels of experience in designing and developing autonomous driving related algorithms. We may also need to recruit highly qualified personnel internationally. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our technology platform in a timely manner and our business and future growth prospects could be adversely affected.

Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our autonomous driving vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. We believe our autonomous technology delivers a safer transportation experience both for the passengers and the environment around by significant reducing the risk of accidents, particularly for those associated with human errors. We are dedicated to delivering optimization of vehicle controls and maneuvers that in turn brings improvement of energy efficiency. Despite our continual efforts to adapt to and comply with investor, lender or other industry shareholder expectations and standards related to ESG, we may not be able to always meet the evolving expectations and standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and stock price.

We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.

Any Chinese companies or individuals targeted under U.S. economic sanctions or export control restrictions may lose access to the U.S. markets. U.S. entities and individuals may not be permitted to do business with sanctioned companies and individuals, and other international enterprises may as a matter of law and/or policy decide not to engage in transactions with such companies or individuals. A supplier of our company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China. The relevant integrated circuits are not among the components that we purchase from this supplier, and thus this development did not impact our activities with or involving this supplier and did not create disruptions for our business. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. In addition, one of our suppliers was recently added to the list of Chinese Military Companies maintained by the Department of Defense, or DoD, although this will not impact our ability to transact with such supplier. The Chinese Military Companies list currently has no legal effect; however, effective June 30, 2027, section 805 of the National Defense Authorization Act for Fiscal Year 2024 will prohibit DoD from acquiring certain goods or services, including goods or services developed by a company identified on the Chinese Military Companies list or under its control. Outside of this DoD procurement restriction, the Chinese Military Companies list will not prohibit other transactions, including the provision of products from this supplier to us. Further, we do not supply the DoD and, accordingly, do not anticipate being affected when the procurement restriction takes effect in 2027. However, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. In addition, policies that are aimed at restricting U.S. or other foreign persons from supplying certain Chinese companies have been issued in the U.S. and other foreign jurisdictions in recent years. These measures could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. We may be affected by future changes in U.S. export control laws and regulations. In particular, the tightened U.S. export controls, including export controls related to the export to mainland China of certain advanced semiconductors and equipment to manufacture them, as well as export control on emerging technologies could become an additional barrier in securing sufficient supplies of semiconductors. In addition, in the future, if we, any of our customers, suppliers or other ecosystem partners that have collaborative relationships with our company or our affiliates were to become targeted under sanctions or export control restrictions, or if we were unable to source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our product and service development, commercialization and other aspects of our business operations may be materially interrupted. In addition, under the Foreign Investment Risk Review Modernization Act, investments in companies that deal in critical technology are, in some instances, subject to filing requirements and, review and approval by the Committee on Foreign Investment in the United States, or CFIUS. The term critical technology includes, among others, technology subject to U.S. export controls and certain emerging and foundational technology. We currently do not produce, design, test, manufacture, fabricate or develop any critical technologies. As such, we do not believe there was any mandatory filing requirement with the CFIUS in connection with our initial public offering. However, if our technology is later considered as critical technology by CFIUS, future investment in our company could become subject to filing requirements, and we could be subject to potential enforcement actions in connection with such filings. The occurrence of any of the above could materially and adversely affect our business, prospects, results of operations and financial condition.

According to the regulations of CFIUS, CFIUS has jurisdiction to review the following types of transactions: (1) “covered control transactions,” which are transactions that could result in control of a U.S. business directly or indirectly by a foreign person (whether or not that control is actually exercised, including transfers of a U.S. business from one foreign person to another), (2) “covered investments,” which are certain non-controlling investments in U.S. businesses that afford a foreign person access to material nonpublic technical information, board membership or observer rights, or substantive decision making in a U.S. business involved in critical technologies, critical infrastructure, or sensitive personal data (a “TID U.S. business”), (3) changes in rights that give a foreign person control over a U.S. business, (4) transactions designed or structured to evade CFIUS jurisdiction, and (5) certain acquisitions, leases, and concessions involving real estate that is proximate to identified sensitive U.S. military and intelligence assets. See 31 C.F.R. §§ 800.213, 802.212.

However, according to the CFIUS rules, only certain covered control transactions and covered investments in a TID U.S. business would require mandatory filings to CFIUS. As a threshold matter, a mandatory filing is only required for certain investments in TID U.S. Businesses. See 31 C.F.R. §§ 800.401.

A “TID U.S. business” is U.S. business that is involved “critical technologies,” “critical infrastructure,” and/or “sensitive personal data.” Specifically, a “TID U.S. business is any U.S. business that:

a.	Produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies;

b.	Performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure; or

c.	Maintains or collects, directly or indirectly, sensitive personal data of U.S. citizens.”

31 C.F.R. § 800.248. In pertinent part, “critical technologies” include “[i]tems included on the Commerce Control List (CCL) set forth in Supplement No. 1 to part 774 of the Export Administration Regulations (EAR) (15 CFR parts 730-774), and controlled—(1) Pursuant to multilateral regimes, including for reasons relating to national security, chemical and biological weapons proliferation, nuclear nonproliferation, or missile technology; or (2) For reasons relating to regional stability or surreptitious listening” and “[e]merging and foundational technologies controlled under section 1758 of the Export Control Reform Act of 2018 (50 U.S.C. 4817).” 31 C.F.R. § 800.215. Items subject to the EAR that are not identified on the Commerce Control List are classified “EAR99,” and generally do not require a destination-based license, except to the Crimea region of Ukraine, Cuba, North Korea, and Syria, subject to certain exceptions for food, medicine, and some software. Certain specified EAR99 items also require a destination-based for Russia or Belarus.

Based on the export control risk assessment by our U.S. export control counsel, all the items that we produce, design, test, manufacture, fabricate, or develop—including our proprietary software and certain proprietary hardware used on our autonomous vehicles—are classified EAR99, and the third-party hardware incorporated in our autonomous driving solutions are classified EAR99 (i.e., not described on the Commerce Control List) or subject only to anti-terrorism controls (i.e., not multilateral controls). Therefore, we do not produce, design, test, manufacture, fabricate, or develop any “critical technologies.” We are also not involved in any covered investment critical infrastructure described in column 2 of Appendix A to 31 C.F.R. Part 800. We also do not sell any of our products in the United States, and therefore do not collect or maintain any sensitive personal data of U.S. persons. Therefore, we would not qualify as a TID U.S. Business.

We maintain policies and procedures designed to ensure compliance with these regulations. However, such policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with these laws and regulations could subject us to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, results of operations, financial condition and reputation.

Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances, including joint ventures, or making strategic investments and acquisitions. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. On the other hand, we may not be able to successfully select investment and acquisition targets that supplement our business and growth strategies. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.

In addition, we intend to pursue joint venture opportunities which we believe will allow us to expand into more markets and complement our growth strategy. We may be required to contribute significant amount of capital and managerial resources in forming joint ventures with third parties. We may not succeed in the collaboration with third parties to meet our performance and financial expectations, which could adversely impact our ability to meet internal forecasts and expectations. In addition, in forming joint ventures, we may not be able to, at all times, comply with local or foreign regulatory requirements, and the joint ventures may not be able to obtain necessary regulatory clearance, licenses and permits for its intended business purposes. Any of the foregoing could have a material adverse effect on our business, reputation, results of operations and financial condition.

Misconduct or illegal actions of our third-party suppliers, manufacturers or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third parties in developing and providing our products and services, such as OEMs to develop and manufacture our autonomous driving vehicles. We carefully select our third-party suppliers, manufacturers and other business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to end users, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party business partners cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing end users with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business, prospects, financial conditions and results of operations would be materially and adversely affected.

Any disruption to our technology systems and facilities, operational systems, security systems, infrastructure or integrated software could adversely affect our business and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we rely on our technology systems and facilities, comprising of our operational systems, data management systems, security systems, servers and others, in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control, and as a result, a number of third-party service providers may or could have access to our confidential information. Our operations routinely involve receiving, storing, processing and transmitting confidential or sensitive information pertaining to our business, users, customers, ecosystem partners, employees and other sensitive matters, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. We have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our technology systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such technology systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. For example, our data held in third-party servers may be subject to access requests by regulators and others. Our technology systems and facilities, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/ or other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information.

We have experienced attempts to breach our systems and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding end users or employees and jeopardize the security of our facilities. Any disruption to our technology system may also affect our ability to manage our data and inventory, procure parts or supplies or produce, sell and deliver our products and provide services to customers, adequately protect our intellectual property or achieve and maintain compliance with applicable laws, regulations and contracts. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current technology systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware and other cyber-attacks are increasing in both frequency and sophistication and could cause us to incur financial liability, subject us to legal or regulatory sanctions or damage our reputation with users, customers, ecosystem partners and other stakeholders. We continually seek to maintain information security and controls, however, our efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities may not be successful, and the impact of a material cybersecurity event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

Unauthorized control or manipulation of systems in autonomous driving vehicles may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our technology solutions, cancellation of contracts with certain of our customers and materially harm our business.

Our product and service offerings rely on our complex information technology systems. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems, malicious entities may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics or to gain access to data stored in or generated by our vehicles. We encourage reporting of potential vulnerabilities in the security of our products and services through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our products and services, their systems or data are capable of being hacked, may harm our brand, prospects and operating results.

We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.

We adopted the 2018 Share Plan in June 2018, which was amended and restated in July 2024 and may be amended and restated from time to time, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Share Plan is 311,125,716 ordinary shares initially, which will be increased by a number equal to 1.0% of the total number of issued and outstanding shares on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year. As of the date of the annual report, we had 64,257,435 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 119,915,538 ordinary shares.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. We may adopt additional share plans to recruit new employees and to compensate existing employees. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. To attract and retain qualified employees, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

Fair value change in financial assets at FVTPL may materially and adversely affect our results of operations and financial performance.

Our financial assets at FVTPL primarily represent our investments in wealth management products and listed companies. As of December 31, 2023 and 2024, our financial assets at FVTPL were RMB317.0 million and RMB1,742.1 million (US$238.7 million), respectively. We recorded a gain from fair value changes of financial assets at FVTPL of RMB7.7 million, RMB43.0 million in 2022 and 2023, respectively, and a loss of RMB61.8 million (US$8.5 million) in 2024. The wealth management products issued by banks are influenced by the overall market conditions. Any market volatility or fluctuations in interest rates may affect the fair value of our financial assets at fair value through profit or loss. Our investment in listed companies is subject to stock price fluctuations, resulting in fluctuations in fair value change in financial assets at FVTPL. Additionally, we may hold other financial assets whose fair value is determined with a greater degree of judgment and is more sensitive to market conditions. Changes in fair value are recognized in profit or loss and such treatment of gain or loss may introduce volatility or materially and adversely affect our business, results of operations and financial performance.

The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China, may adversely impact our business, financial condition, and results of operations.

It is unknown whether and to what extent new tariffs, economic or trade sanctions, export controls or other new laws or regulations related to trade (and in particular trade with or involving China) will be adopted by the U.S. government or EU government, or the effect that any such actions would have on us, the industry we operate in, our business partners and end users. Any unfavorable government policies on international trade, such as capital controls, export controls, sanctions or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. Any new trade-related laws or restrictions, or the regeneration of existing trade agreements could have an adverse effect on our business, financial condition, results of operations.

Our business in the U.S. only includes research and development and road testing. We have not offered and do not plan to offer any services or products to the U.S. markets. We have been closely monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying to certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. Moreover, many of the recent policy updates in the United States, including the recently announced outbound investment restrictions by the U.S. government may have unforeseen implications for our business. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. Persons for a wide range of investments in entities associated with China (including Hong Kong and Macao) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions,” and include acquisitions of equity interests that are not yet publicly traded, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China based issuers including us. Based on our regulatory counsel’s assessment, there is ambiguity with respect to how the U.S. Department of the Treasury may interpret the scope of the Final Rule and we cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule because of our interaction with and potential engagement in the aforementioned sensitive technological sectors, such as artificial intelligence, investment in our potential future offerings, depending on the structure of these offerings, may nevertheless qualify for the “publicly traded securities” exemption to be outside the scope of “covered transactions” under the Final Rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours, and the U.S. Department of the Treasury has not provided guidance that would definitively confirm that any of our potential future offerings can be exempted from the Final Rule under the “publicly traded securities” exemption. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” (each as defined under the Final Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Final Rule. In addition, even though U.S. persons’ acquisitions of certain publicly traded securities are exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of the Treasury, potential amendments to the Final Rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects. In such a case, the value of our shares may significantly decline, or in extreme cases, become worthless.

The U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, has promulgated a final rule, the BIS Final Rule, which went into effect on March 16, 2025, 60 days from the date of publication in the Federal Register on January 15, 2025. The BIS Final Rule prohibits connected vehicle system, or VCS, hardware importers from knowingly importing into the United States certain hardware for VCS and prohibits connected vehicle manufacturers from knowingly importing into the United States or selling within the United States completed connected vehicles that incorporate covered software, unless otherwise authorized. These prohibitions apply to transactions involving VCS hardware or software designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction of the PRC or Russia. In addition, connected vehicle manufacturers under PRC or Russian control are prohibited from selling completed connected vehicles with VCS hardware or covered software in the United States, regardless of the origin of that hardware or software. Our business in the United States is limited to research and development and road testing, and the United States has not been, and will not be, a market for our products or services. We do not believe our current road testing activities in the United States are prohibited or restricted by the BIS Final Rule in its current form. However, if our road testing activities become prohibited or restricted, due to the future amendments of the BIS Final Rule, other potential prohibition of autonomous driving companies from conducting testing in the United States, or otherwise, we expect to be able to discontinue road testing in the United States without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the United States. The data collected from our road testing in the United States is not necessary for our research and development activities in the United States, which are not otherwise prohibited or restricted by the BIS Final Rule. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States. The BIS Final Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the United States, but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities could deter customers from purchasing our products or services in the future.

Our business in Europe includes a commercial deployment in France, which is part of the EU, and a pilot project in Switzerland, which is part of the European Economic Area, or EEA. We have been closely monitoring policies in the EU and EEA which are relevant to our plans to offer services in these markets, including tariffs, export controls and other international trade issues that may affect our business. In addition, trade tensions between the U.S. and EU, such as the recent countermeasures imposed on U.S. steel and aluminum exports by the EU could have an impact on our business, in particular if they are expanded by the EU to cover China or alternatively if the EU adopts similar restrictions to the U.S. on VCS or our other technologies described above in order to secure decreases to, or avoid future escalation of U.S. tariffs on EU products.

It is uncertain whether and how the U.S. government or EU government will further regulate the autonomous driving and artificial intelligence industries or whether any new and more stringent regulations and/or, limitations, restrictions or prohibitions will be promulgated and implemented on the application, development, commercialization and use in the United States or European Union of autonomous driving technology by entities deemed to be PRC affiliated, based or controlled, as well as how U.S. or EU entities interact with the foregoing entities. There could be regulatory or legislative changes targeting this industry that have a material adverse impact on our business and operations, our ability to raise capital and the market price of our ADSs.

Moreover, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to restrict our access to certain markets or technology. The political landscape in the United States could affect U.S. government’s attitude towards China and cause uncertainty to restrictions it may impose on Chinese technology. Measures such as these could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. The America First Memo also contemplates potential restrictions on investments in publicly traded securities by pension funds, university endowments and other limited partner investors. Investor concerns may also adversely affect the value and trading of the securities of China-based companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, which they may not be able to do in a timely manner and on commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given that we operate a research and development center in the United States and we cooperate with certain U.S.-based suppliers, our business is particularly susceptible to these controls and restrictions. In addition, U.S. government could enhance scrutiny on China-based autonomous driving companies, including prohibiting these companies from conducting testing or making it not feasible for these companies to conduct testing in the U.S. Our financial condition and results of operations could be materially and adversely affected as a result.

We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. Our success depends in part on our ability to protect our core technology and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to ours and that compete with our business.

We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our products or injure our reputation. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

We may not be able to protect our intellectual property rights throughout the world, and changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

We routinely apply for and register intellectual property in mainland China and overseas. The protection of intellectual property rights in mainland China is different from that of the United States or other developed countries. In addition, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside China can be less extensive than those in mainland China. In addition, effective intellectual property protection may not be available in every jurisdiction in which we offer our products and services. Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions where we operate or expect to operate in the future, or from selling or importing products made using our inventions into other jurisdictions. Competitors may misappropriate our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We may encounter problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries where we may apply for registration of intellectual property may not favor the enforcement of patents and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

In addition, changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our innovations in the United States. The patent grant system in the United States has recently transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under the current “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. As such, a third party that files a patent application in the United States Patent and Trademark Office before us could be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This and other changes in the U.S. patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products and services similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which could harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. Assertions of this kind may have a material adverse effect on our business and operations. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products and services may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

To defend ourselves against any intellectual property claims brought by third parties, whether with or without merits, can be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, technologies or business operations, or invalidate or render unenforceable our intellectual property.

If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, provision or use of our products and services that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of our autonomous driving vehicles to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our customers, ecosystem partners and other commercial counterparties for any infringement arising out of their use of our intellectual property, so we may face liability to our business partners or third parties for indemnification or other remedies in the event that they are sued for infringement.

We may also in the future license third party technology or other intellectual property, and we may face claims that our use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We also may not be successful in any attempt to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their merits or success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their merits or success, could seriously harm our reputation with customers and in the industry at large.

We utilize open-source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open-source software in our in-vehicle software, which are installed on all of our autonomous vehicles. We anticipate to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process to disallow any open source code with licenses that will expose our own code and intellectual property, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The Chinese economy and global economy from 2020 to 2022 were adversely impacted by the COVID-19 pandemic, and the macroeconomic environments continue to face numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns on the relationship between China and other countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in mainland China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, tariffs, cybersecurity, market entry and supply chain regulations. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay purchasing or using our products and services, while we may have difficulty expanding our offerings and commercialization fast enough, or at all, to offset the impact of decreased demand by our existing customers.

The successful operation of our business depends upon the performance and reliability of internet, mobile and other infrastructures that are beyond our control.

Our business depends on the performance and reliability of internet, mobile and other infrastructures that are not under our control. The functionality, connectivity and safe operation of our autonomous driving vehicles rely on the mobile communication infrastructure and wireless technology. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach or computer virus could result in delays or interruptions to our product and service offerings and our technology platform, as well as business interruptions for us and our users, customers and business partners. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition, and operating results.

In addition, disruptions in internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our product and service offerings may interfere with the speed and availability of our technology platform and product and service offerings. For example, if our WeRide Go is unavailable when users of our robotaxi services attempt to access it due to any disruption to telecommunications network, they may not apply our services as often in the future, or at all, and may use our competitors’ product or service offerings more often. Furthermore, if mobile internet access fees or other charges to internet users increase, consumer traffic to our WeRide Go may decrease, which may in turn cause our revenue to decrease.

Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of December 31, 2024, we leased a number of premises in mainland China, which are used mainly as office space, research and development centers and workshops. Any defects in lessors’ title to the leased properties may disrupt our use of these properties, which may, in turn, affect our business operations. We had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 14 of our leased properties. Without valid real estate ownership certificates or proof of authorizations from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease.

Furthermore, under the Measures for Administration of Lease of Commodity Properties, which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of December 31, 2024, 35 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In connection with the audits of our consolidated financial statements included in this annual report, we have identified and our independent registered public accounting firm, in connection with the audits of our consolidated financial statements included in this annual report, identified, a material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may be subject to inventory obsolescence risk and credit risk of our customers.

Our inventories primarily consisted of production supplies and work in progress. Our inventories were RMB218.2 million and RMB204.7 million (US$28.0 million) as of December 31, 2023 and 2024. We cannot guarantee that our inventories can be fully utilized within their effective lifespan. As our business expands, our inventory obsolescence risk may also increase commensurately with the increase in our inventories and our inventory turnover days.

In addition, any deterioration in the financial position of our customers may materially or adversely affect our profits and cash flow as these customers may default on their payments to us. See the risk factor titled “Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.” We cannot assure you that the risks of default by our customers will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these events develop into actual events, our operations and profitability will be adversely affected.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We also provide vehicle insurance for all of our vehicles in operation. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. For example, we are currently subject to certain labor disputes. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to transportation and vehicle regulations, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, including our research and development center and conducting test-drives of our autonomous driving vehicles, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for autonomous driving services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole.

The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the Chinese government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position. We currently enjoy preferential local governmental policies, which contain eligibility requirements. We cannot guarantee that we will be able to successfully renew our preferential treatment in the future.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore listing plan.

On February 17, 2023, the CSRC, as approved by the State Council, released the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required. We completed the CSRC filing procedures in connection with our initial public offering.

Our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and the concurrent private placements and will receive in any future offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transaction to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC Foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the PRC Anti-monopoly Law, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment. These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. Complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be registered with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as we became a Nasdaq listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Share Incentive Plans.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted share unites will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Share Incentive Plans.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our financial condition.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, we engaged third-party agents to make the contribution for our employees. In addition, for some of our employees, we did not pay social insurance and housing provident fund in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, under relevant PRC laws and regulations, we are required to enter into labor contracts with test drivers. We have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. We have entered into labor contracts or service contracts with some of our test drivers, and are in the process of entering into labor contracts or service contracts with the rest of the test drivers as of the date of this annual report.

In October 2010, the SCNPC promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Provident Funds to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As advised by our PRC legal counsel, (i) under the Regulations on Administration of Housing Provident Fund, (a) if we fail to complete housing provident fund registration before the prescribed deadlines, we may be subject to a fine ranging from RMB10,000 to RMB50,000; and (b) if we fail to pay housing provident fund contributions within the prescribed deadlines, we may be subject to an order by the relevant PRC authorities to make such payments; and (ii) according to the Social Insurance Law, (a) for outstanding social insurance fund contributions that we did not fully pay within the prescribed deadlines, the relevant PRC authorities may demand that we pay the outstanding social insurance contributions within a stipulated deadline and we may be liable for a late payment fee equal to 0.05% of the outstanding contribution amount for each day of delay; and (b) if we fail to make such payments, we may be liable to a fine of one to three times the outstanding contribution amount.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries, may pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital.

Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenue to pay dividends to us. For instance, when we repatriate funds to the PRC from overseas financing activities, we may be required to complete certain filing or approval procedures to transfer funds out of the PRC for purposes such as investment, acquisition, or other capital account activities. Failure to complete these procedures could negatively affect our ability to pursue overseas expansion. Additionally, we cannot assure that additional regulatory requirements governing the convertibility of RMB into foreign currencies will not be imposed in the future, such as due to foreign exchange policy adjustments in response to changes in global economic conditions. If we are unable to access sufficient foreign currencies to meet our needs, we may face challenges in paying dividends to shareholders in foreign currencies or funding our overseas expansion efforts. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

If the chops of our mainland China subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries. We may make loans to our mainland China subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.

Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our mainland China subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular of General Affairs Department of State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, Supplementary Notice of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises and Notice of the State Administration of Foreign Exchange on Issues Relating to Pilot Scheme of Reform of Administration of Foreign Currency Capital Settlement by Foreign Investment Enterprises in Certain Localities. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold, including the proceeds from our initial public offering, the concurrent private placements and any future offerings to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering, the concurrent private placements and any future offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a tax reduction or exemption is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of the ADSs acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Public Notice 37, which became effective on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of previous and future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, strategic business partners and third parties that collaborate with us;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the autonomous driving industry;

•	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

•	potential listing on other overseas markets;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	changes in relations between the United States and China; and

•	potential litigation or regulatory investigations.

Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence.

Certain principal shareholders of our company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our company. Pursuant to our currently effective memorandum and articles of association, Tonyhan Limited, an entity beneficially owned by Dr. Tony Xu Han, our chairman and chief executive officer, and Yanli Holdings Limited, an entity beneficially owned by Dr. Yan Li, our director and chief technology officer, are entitled to appoint, remove, and replace at least two directors, subject to certain conditions. Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., a shareholder of our Series C-1 Preferred Shares, Dr. Tony Xu Han and Dr. Yan Li, which became effective upon the completion of our initial public offering, Alliance Ventures, B.V. is entitled to the right to appoint, remove, and replace two directors, subject to certain conditions. These special rights enable these principal shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial. See “Item 6. Directors, Senior Management and Employees—B. Board Practices—Terms of Directors and Officers” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Nominating and Support Agreement.”

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have in place a dual-class share structure such that our ordinary shares will consist of Class B ordinary shares and Class A ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 40 votes per share based on our proposed dual-class share structure. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dr. Tony Xu Han, our founder, chairman and chief executive officer, and Dr. Yan Li, our co-founder, director and chief technology officer, beneficially own all of our issued Class B ordinary shares. As of the date of this annual report, these Class B ordinary shares constitute approximately 6.4% of our total issued and outstanding share capital and 73.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, our shareholders may, subject to any applicable lock-up restrictions, sell their securities in the market. We cannot predict what effect, if any, that market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, if we issue additional ordinary shares, in the form of ADSs or otherwise, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

In connection with our initial public offering, we, our then directors, officers, pre-IPO shareholders holding at least 95% of our total outstanding share capital and concurrent private placement investors have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities during the period ending 180 days (or 12 months for Guangqizhixing Holdings Limited for the ordinary shares subscribed in the concurrent private placement) after October 24, 2024, the date of the prospectus used in our initial public offering, without the prior written consent of the representatives of the underwriters in such offering, or the IPO representatives, subject to certain exceptions. After the expiration of such lock-up period, the ordinary shares or ADSs held by our then directors, executive officers or shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. In addition, to the extent shares are released early at the discretion of the IPO representatives before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares under certain conditions, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not provide timely instructions to the depositary as to how to vote the shares underlying your ADSs at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not provide timely instructions to the depositary as to how to vote the shares underlying your ADSs, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our currently effective memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our currently effective memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility is terminated, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claims under the Securities Act or the Exchange Act in state or federal court.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations in mainland China and a majority of our assets are located in China. In addition, most of our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, as this may also apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the corporate governance listing standards of the Nasdaq Stock Market. However, rules of the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the Nasdaq Stock Market. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the Nasdaq Stock Market that are applicable to U.S. domestic issuers.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in the businesses of the research, development and commercialization of autonomous driving technology.

Under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(b)(1) of the Investment Company Act provides that notwithstanding Section 3(a)(1)(C) of the Investment Company Act a company will not be deemed to be an “investment company” if it is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act. If we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities (as defined in the Investment Company Act) in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of investment securities (as defined in the Investment Company Act). Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test.

Based on the current and anticipated value of our assets and composition of our income and assets, including goodwill, we do not presently expect to be or become a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in our initial public offering and the concurrent private placement. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Item 10. Additional Information — E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”.

Because under certain attribution rules our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of our ADSs who are Ten Percent Shareholders.

For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non- U.S. corporation that is classified as a “controlled foreign corporation,” or CFC, generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. “Subpart F income” generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively owned by our U.S. subsidiaries and, therefore, our non-U.S. subsidiaries may be treated as CFCs. Prospective holders of our ADSs that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the potential adverse tax consequences of investing in us.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, the exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. As a result, our investors may not have access to certain information they may deem important.

We incur increased costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to obtain such insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of and the other rules and regulations of the SEC.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., formerly known as JingChi Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HongKong Limited, or WeRide HK, formerly known as JingChi Hong Kong Limited, as its wholly-owned subsidiary in Hong Kong in May 2017.

We commenced our operations in mainland China shortly after the establishment of our offshore structure. In December 2017, we selected Guangzhou as our global headquarters. In January 2018, WeRide HK established a wholly-owned subsidiary, Guangzhou Wenyuan Zhixing Technology Co., Ltd., or the WFOE, in mainland China. In March 2018, our founder established Guangzhou Jingqi Technology Co., Ltd., or Guangzhou Jingqi, in mainland China. In July 2018, we started to direct the activities of and consolidate the financial results of Guangzhou Jingqi by entering into a series of contractual arrangements by and among our WFOE, Guangzhou Jingqi and its nominee shareholders. In March 2023, we terminated such contractual arrangements and acquired Guangzhou Jingqi as a wholly-owned subsidiary of our company.

In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK, and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary. In addition, Guangzhou Jingqi established wholly-owned subsidiaries, Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd. and Wenyuan Jingxing (Beijing) Technology Co., Ltd. for business operation and research and development center in Shenzhen and Beijing, respectively, and established a wholly-owned subsidiary in Shanghai, namely Shanghai Wenyuan Zhixing Technology Co., Ltd. From June 2022 to the date of this annual report, WFOE further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing and Chongqing.

On October 25, 2024, our ADSs commenced trading on Nasdaq under the symbol “WRD.” We raised an aggregate of US$125.5 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

Corporate Information

Our principal executive offices are located at 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China. Our telephone number at this address is +86 (20) 2909-3388. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website for investor relations at http://ir.weride.ai. The information contained on this website is not a part of this annual report.

B.	BUSINESS OVERVIEW

WeRide is a global leading provider of L4 autonomous driving products and solutions, including commercial robotaxi services, around the world. Our WeRide One unified approach is cost effective, adaptable and scalable. In addition to L4 autonomous driving products and solutions, we also provide L2 and L3 solutions.

Our technology is the foundation of our success. Our technology stack is built on a robust, in-house infrastructure, high-quality datasets, hybrid architectures and sophisticated AI models. These capabilities allow us to consistently develop and deliver commercially viable, safe and reliable autonomous vehicles that meet the demands of everyday use. To harness and unleash the power of our technology at scale, we developed an integrated platform to manage and fine-tune the operations of our products in commercial settings.

We believe the ultimate tests of autonomous technology and systems are in real-world performance and safety track record. The successful and continued deployment of our vehicles in over 30 cities across ten countries validates the strength and reliability of our technology and operational expertise. To date, we have produced and operated nearly a thousand vehicles for multiple applications, and we are committed to further expanding our operations.

We are dedicated to making autonomous driving accessible globally. We have a demonstrated track record of responsible market entry and global expansion through strategic local partnerships with stakeholders, which is not only effective but also replicable in new markets. As we expand to new markets, we are focused on delivering efficient execution, exceptional experience, as well as safe technology, products, and solutions.

We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving. We have also built a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, urban service operators, and other key industry stakeholders. Through these collaborations, we aim to drive industry development and accelerate the responsible adoption of autonomous driving, ultimately creating a positive impact on society.

Our extensive experience in international markets, growing brand recognition, robust safety record, advanced technology, and strong partnerships will serve as key assets, solidifying our position as a global leader in autonomous driving.

How WeRide Addresses Key Industry Challenges

Autonomous driving is difficult technologically and even more challenging to reliably deliver in the real world. WeRide addresses these unique challenges in the following ways:

•

Technology readiness. From a technology perspective, L4 autonomous driving products and solutions often require significant custom-built infrastructure to handle training, development and deployment due to the lack of off-the-shelf commercial solutions, vast amounts of high-quality and properly annotated data for training, models to assist in decision making, and custom vehicle platforms to bring the solution to life. Additionally, these solutions must be designed to enable and monitor the operations of the vehicles in a variety of weather conditions and environments. WeRide has developed a cohesive technology stack that powers highly capable and reliable solutions. Over time, as we expand our operations, our capabilities in data, models and hardware and software integration will rapidly advance to keep us on the cutting edge and continue to deepen our competitive moat.

•

Operational safety. Although L4 vehicles are reported to be safer than human driven cars, consumers and public are much less tolerant towards machine errors than human errors, and often expect autonomous vehicles to be flawless. This is why we take a zero-fault tolerance approach to safety. We supplement our fully redundant hardware and software autonomous driving systems with additional operational safeguards such as remote monitoring and environment-specific protocols, all designed to prioritize safety as our foundational commitment. As of the date of this annual report, our autonomous driving vehicles have not caused any safety incidents, after five years of commercial operations on open roads.

•

Regulatory support and consumer confidence. To achieve scalability, L4 autonomous technology must not only reach maturity but also secure regulatory support and consumer confidence. The regulatory landscape varies significantly from place to place. Additionally, given the continued improvement of the autonomous driving technology, regulators begin to recognize the potential for this technology to have a positive impact on society. We undertake careful analysis of a number of factors and engage in thoughtful dialogue to ensure our technology is ready and suitable for the market. We believe that autonomous driving technology can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances, either geographic, seasonal or temporal. Additionally, our broad product portfolio allows us to deliver unique value to governments and society as products such as robobuses and robosweepers can provide public services of significant utility.

•

Supply chain and operational infrastructure. While the zero-to-one expansion into new geographies is important to us, we are also focused on scaling in new markets once we have established our operations. Scaling requires supply chain support, operational capabilities as well as a robust and dependable network of partners to maximize efficiency. In addition to the ability to manufacture, assemble and deliver massive numbers of vehicles, infrastructure to maintain and repair the vehicles must be established. Additionally, operational oversight is required to ensure quality of service and safety. Partner support across financing and insurance is also crucial to scaling quickly and cost effectively. We have a robust and growing network of regional and local partners. As we expand into new markets, this network of partners and our experience working with them create a significant competitive moat that is hard to replicate.

•

Operational knowledge. Given robotaxis are driverless in nature and operate on technologies fundamentally different from traditional taxis, operating and deploying robotaxis efficiently require real-world operational expertise specific to robotaxi operations. Leveraging our unparalleled experience operating robotaxis on open roads, we have established standard deployment procedures for efficient market entry covering localization, cloud infrastructure, homologation, on-site training for remote safety officers, and setup of local operational instructions. We have also developed operational protocols for vehicle integration, app onboarding, emergency handling, accident response, repair processes, and real-time fleet status monitoring. The deployment and operational standard-operating-procedures allow us to operate more efficiently and enter new markets more rapidly. They are extremely valuable for us, as they can be developed only through commercial operational experience that takes time to accumulate.

WeRide Technology

By adopting our WeRide One unified approach, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency. Our technology stack is designed in-house as no commercially available alternatives could meet our stringent requirements or integrate as seamlessly. This technology stack is built on four core elements: infrastructure and core capabilities, data, technology solutions, and an operations platform.

•

Infrastructure and Core Capabilities. Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation.

•

Data. Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types. We have generated data from over five years of operations and our partnerships. To date, we have accumulated nearly 40 million km of driving data. Additionally, we generate highly relevant synthetic data, which is capable of significantly reducing the time needed for data processing and greatly improving development efficiency. With our comprehensive datasets, we excel at covering corner cases for autonomous driving. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.

•	Technology Solutions. Our infrastructure and core capabilities have allowed us to build highly capable, sophisticated autonomous driving technology solutions:

•

Hybrid Architecture: We utilize a hybrid approach that combines a deterministic overlay with an end-to-end model. While pure end-to-end models have many benefits, they may not suit every real-world driving scenario. Our approach provides a balance of adaptability, reliability, safety, and transparency for the most robust and reliable commercial autonomous driving solutions.

•

World Simulator: Our AI agent simulator, used daily for model training, simulates the real-world complexity of driving on public road. It also stress-tests our vehicles through fuzzy logic, and fault and noise injection. This world model extensively simulates long-tail cases, enabling multi-factor validation for real-world deployment. Our AI agent simulator significantly reduces R&D burdens, allowing us to scale effectively using both real and synthetic data.

•

HD Mapping and Map-less Solutions: Leveraging precise localization and high level of active scene understanding, we offer both high-precision map systems, as well as map-less/light-map systems that enable vehicles to navigate effectively using multi-sensor data on both structured roads and no-lane environments, where our vehicles are capable of real-time map construction. Both systems are integrated into L2 to L4 use cases.

•

Operations platform. All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. With this platform, we have significantly reduced the time to market for entering new verticals. We have launched a broad range of autonomous products, from L2 to L4, addressing transportation needs across a range of use cases on open road across mobility, logistics, and sanitation.

Our Autonomous Driving Products and Solutions

Robotaxi

Robotaxi is our debut product and one of the most impactful manifestations of our technology and a key part of our expansion and growth strategy. We partner with multiple world-class OEMs to produce our robotaxis.

Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional mobility. They can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances. We believe robotaxis offer superior unit economics and higher profitability compared to traditional taxis.

Business Model

We deliver robotaxi and related services as a whole package. Our latest generation of robotaxi — GXR, introduced in October 2024, is a first-of-its-kind, next-generation robotaxi platform, leveraging over 1,900 days of robotaxi public operation experience. GXR features next-generation Sensor Suite 5.6, and the HPC 2.0 high-performance computing platform, redefining the autonomous driving experience.

For robotaxi, we generate revenue from vehicle sales and recurring fees based on ongoing operational and technical support services. We could also generate revenue through ride-hailing services.

We partner with go-to-market partners and supplement their existing fleets with our robotaxis fleets. Once we enter a new market, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, and more. For more information relating to our partnership with these OEMs, see “— Our Ecosystem and Partnerships.”

Ride-Hailing through Robotaxi

We operate a small robotaxi fleet for the WeRide Go app, our own shared mobility network and generate an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020. Robotaxis that we use on WeRide Go are either our own or leased through financing arrangement.

Achievements and Global Expansion

We have achieved multiple milestones in the robotaxi sector and continue to grow our business: As of the date of this annual report, our robotaxis had completed over 1,900 days of commercial operations on open roads. We firmly believe in zero tolerance for accidents. As of the date of this annual report, we maintained a track record of no regulatory discipline for autonomous driving system failure. Our latest generation of robotaxis, GXR, entered commercial production in 2024, and we aim to continue to scale in 2025. We have also made continued global expansion with strategic launches across Europe, the Middle East and Asia.

Other L4 Autonomous Driving Products and Solutions

In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. For robobuses, robovans and robosweepers, we typically generate revenue from vehicle sales and recurring fees based on ongoing operational and technical support.

Robobus

Our robobus can be flexibly deployed in various public and private transportation use cases. We partner with Yutong and Golden Dragon to produce robobuses. Our robobus is designed for a fully autonomous driving experience with no steering wheel or driver cabin with a top speed of 40km/h. Our robobus can handle open roads in urban settings under all weather conditions.

Customers such as local transport service providers typically purchase our robobuses as well as bundled technical supports and services, including system upgrades, maintenance and repair, fleet management, as well as remote assistance services on an as-needed basis. These services are typically charged separately to our customers for an ongoing fee payable on an annual basis.

To date, we have deployed robobus fleets across eight countries, namely Switzerland, France, Japan, Singapore, Saudi Arabia, the UAE, Qatar and China.

We have also successfully expanded our business development efforts beyond China and achieved commercialization on the global stage.

Robovan

Our robovans provide a more efficient, and cost-effective alternative to traditional logistics vehicles. We partner with JMC-Ford Motors and Ecar Tech to manufacture our robovans.

We typically sell robovans and charge recurring fees from ongoing operational and technical support services. We also use our robovans to provide more capital efficient logistics-as-a service solutions. To date, we have received over 10,000 indicative orders, demonstrating market reception. Our latest robovan W5 model offers a driverless delivery solution that provides long-distance and bulk delivery capabilities and addresses key challenges in express delivery, urban distribution and various point-to-point logistics.

Robosweeper

Our L4 robosweeper delivers a state-of-the-art sanitation solution that rivals traditional sweepers. We partner with Yutong and Ecar Tech to manufacture our robosweepers.

We sell robosweepers to public cleaning service providers and charge recurring fees for technical supports and services. We also use our robosweeper fleet to provide sanitation-as a-service solutions.

We currently offer robosweepers in two sizes: WeRide S6, the larger model, is designed to address various cleaning needs, including standard road washing and sweeping, road edge cleaning, dust suppression and high-pressure water jetting. WeRide S1, the smaller model, is an L4 autonomous sanitation device designed for open roads and capable of navigating smoothly around smaller obstacles while effectively cleaning various road surfaces and offering automatic trash dumping and self-parking functionalities. Orders for WeRide S1 reached several million dollars shortly after launch, demonstrating a strong market reception.

In China, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou since 2022. We have also been expanding our robosweeper operations globally.

ADAS

Leveraging our technology capabilities, our ADAS is capable of outperforming peers across highway, urban and parking use cases. Our technologies coverage all-weather operating conditions and are supported by a future-proof and scalable architecture as well as system-level safety designs. These solutions are further optimized by our advanced full-stack deep learning algorithm and are backed by the QNX Safety operational system and multiple industrial certifications such as ISO/SAE 21434, ISO 26262, and ASPICE CL2, ensuring top-tier quality assurance, auto-grade design and function safety. Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts.

We provide ADAS to auto OEMs through partners such as Bosch. In our Bosch partnership, we provide state-of-the-art ADAS technology and rich experience in product development, and Bosch contributes from supply chain, quality control, rigorous industrial design, verification and validation capabilities and broad OEM client network. We collect development fees in respect of the services we deliver as well as milestone-based royalties settled based on sales volume under this partnership.

Our Technology Stack and Operations Capabilities

By adopting our WeRide One unified approach, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency. Our proprietary autonomous driving stack encompasses localization, perception, prediction, planning and control functionalities.

Features

Universal

Our autonomous driving system directly works with LiDAR-camera pre-fusion redundancy setup and camera-only setup. Our models are able to self-adapt to different sensor positions and combinations while maintaining consistent performance. As a result, our products can operate based on the same software system. Our modular sensor suite includes GNSS, IMU, LiDARs, radars, cameras, and a custom sensor board. This suite, sharing over 90% of components across our products, ensures precise sensing tailored to particular vehicle types. At the same time, fast iterative design and our commercial production standards ensure high reliability and performance.

Self-Improving

Instead of hard-coding the entire decision-making processes, our smart models can perform the driving tasks taking into account complex factors in real-world situations, such as intensive interactions with bikers, pedestrians and other vehicles in heavy traffic conditions.

Our in-house deep learning models encompassing perception, prediction, planning, and control are trained on a distributed cloud platform and can self-improve with data. Verified models are deployed fleet-wide, enabling human-like driving and efficient decision-making in complex traffic scenarios, mimicking experienced drivers. Our models are also able to predict scenarios with great accuracy and provide analytical results based on known information, such as deducting the sign of an occluded traffic light from surrounding traffic.

Data-Driven

Our cutting-edge data loop is a one-stop tool for data collection, upload, classification, desensitization, labeling, model input, performance evaluation, simulation verification, and deployment. It automatically filters out redundancy and feed high-quality data pool—tens of millions of L4 high-quality data packets (each packet with a video length of over one minute)—for model training, maximizing the utilization efficiency of data collected across autonomous driving capabilities (from L2 to L4) and product lines. It supports comprehensive scenario coverage, all model application, rich simulation types, full visualization, and large-scale diverse data collection. Our data loop is capable of maintaining extremely high GPU utilization through cluster scheduling and interval optimization, achieving maximum utilization effect with limited resources.

Fully Redundant

Our system ensures safety through full redundancy in software, hardware, and operations. This includes redundant sensors, computing units, connectivity, power supplies, and drive-by-wire systems. Software redundancy exists both at the system and algorithm levels, enhancing reliability. Causal prediction and planning models guarantee worst-case scenario handling while interacting with other road users, supplemented by a remote assistance platform for complex conditions. This redundancy ensures both safety and comfort for passengers.

Showcases of Our Technological Leadership

Navigating Urban Villages

Our technologies have been tested and commercially proven in urban villages in China, formerly rural areas that have been taken over by the country’s growing cities and where road conditions are extremely dense and complex.

Our robotaxi achieved safe and smooth cruising in the meandering downtown in Guangzhou in 2020, which can only be achieved with the backing of sophisticated autonomous driving algorithms. Without the need of any human intervention, our robotaxi successfully navigated the congested and unpredictable road environment in an urban village setting.

Operating on Highways

Operating on highways necessitates more stringent requirements for autonomous vehicles, as it compels the systems to detect and react to fast-moving objects with exceptional precision and minimal delay, given that the repercussions of errors are considerably more challenging to rectify. WeRide’s vehicles have been operating on the highways between Yas Island and Saadiyat Island in Abu Dhabi.

Enduring Extreme Weather

One of the most critical challenges in the development of autonomous driving vehicles and driver assistance systems is their relatively poor performance under adverse weather conditions such as snow and sandstorms. In 2022, our autonomous driving fleet successfully completed their trials in Heihe, China, and Abu Dhabi, UAE, operating under an external temperature range of between -25°C to 45°C. Our autonomous vehicles have also completed commercial operation in Singapore, France, and testing operation in Saudi Arabia and Qatar.

Despite the significant amount of noises challenging our sensors during heavy snow and the strong reflection coming out of the icy road surface, our robotaxi and robobus were able to maintain accurate and safe operations in their road tests in Heihe. Our autonomous driving vehicles have also braved the sandy ambiance and extreme heat in Abu Dhabi where dusts and high temperatures have the potential to cause electronic and mechanical components to malfunction. In addition, during Singapore’s heavy rain, our Robobus operated smoothly and functioned well, demonstrating stable performance.

Our Ecosystem and Partnerships

We have established a robust ecosystem consisting of world-class partners. One important layer of the ecosystem is our partnership with world-class OEMs and Tier 1 suppliers, who played an important role in the development and production of our autonomous driving vehicles. These partnerships enable us to maintain strong control over supply chain and hardware design, while remaining asset-light and focusing on developing and upgrading our proprietary autonomous driving products and services.

We partner with OEMs for the production of our L4 autonomous driving vehicles. Typically, under these partnerships, we purchase vehicles which satisfy our requirements in terms of hardware from OEM partners and then deploy these specialized autonomous driving vehicles to provide mobility, logistics and other urban services or sell to our customers, after integrating our autonomous driving software and hardware (including sensor suites) and landing deployment services to make the autonomous driving vehicles optimized to provide public transportation service on specific roads meeting the customer-specific technical metrics and autonomous functions. In addition, our company also provides L4 autonomous driving and ADAS research and development services to the OEM partners and Tier-1 supplier partner. We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms for these transactions.

We also work closely with other ecosystem partners in developing our L4 autonomous technologies, products and services.

Our Major Customers

A substantial portion of our revenue is contributed by our top five customers in each of 2022, 2023 and 2024. We primarily supply our autonomous driving products and services to automobile manufacturers, Tier 1 suppliers and public transportation service operators.

Competition

We face competition, both in China and globally, from autonomous driving companies that offer autonomous driving technologies, products and services. We also potentially face competition from automotive OEMs global-wise and other global technology giants, particularly those who are building internal autonomous driving development programs.

Competition is based primarily on ability to source capital, technology, safety, efficiency and cost-effectiveness. Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors.

Research and Development

We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering. As of December 31, 2024, we had 677 research and development engineers and 2,228 R&D data processing staff worldwide. Our research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and the Singapore.

Our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$149.5 million) in 2022, 2023 and 2024, respectively.

Intellectual Property

As of December 31, 2024, we had 420 issued patents and 611 pending patent applications globally. Our issued patents and patent applications cover our algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology, and we intend to continue to file additional patent applications with respect to our intellectual property. Our patents cover the following categories: perception, planning and control, map and localization, hardware, and data.

Our ability to remain at the forefront of innovation in the autonomous driving industry depends largely on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our technology and to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, ecosystem partners (including suppliers) and other relevant parties to protect our proprietary rights. We also enact internal policies and procedures and employ encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights.

Environmental, Social and Governance

We are committed to corporate social responsibility and we aim to create a positive social, environmental and economic impact. We have implemented initiatives on Sustainability and Corporate Social Responsibility, or CSR, and Environmental, Social and Governance, or ESG, making social and environmental impact a core factor in many of our business decisions. We are committed to collaborating closely with industry stakeholders and domestic and international organizations to support broader industry-wide CSR and ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote the long-term sustainability of our society.

We believe our autonomous technology products and services deliver a safer transportation experience both for the passengers and the surrounding environment. It does so by significantly reducing the risk of accidents, particularly for those associated with human errors which contribute to 90% of traffic accidents. Our autonomous driving vehicles have not caused any safety incidents as of the date of this annual report after five years of commercial operations on open road.

We are committed to decarbonization and the building of a greener and more sustainable future. One core benefit of our autonomous technology is the optimization of vehicle controls and maneuvers and in turn the improvement of energy efficiency. L4 autonomous driving system is able to reduce energy consumption per 100 kilometers by over 15% due to automated lane-changing acceleration/deceleration and braking functions. During a four-month period of open road trial conducted in 2022, our robosweepers achieved a reduction of more than 20,000 kilograms in carbon dioxide emission as compared with conventional street cleaning vehicles. We are dedicated to further advancing our technology for better management of environmental footprint of passengers and freight transportations globally. We are also working with our partners, such as Hyundai, to promote sustainable mobility and the adoption of clean energy.

Our Business in the United States

Attracted by California’s forward-looking and innovation friendly environment for autonomous driving, Dr. Tony Xu Han and Dr. Yan Li founded WeRide and commenced our business in California. Our business in the U.S. includes research and development and road testing. The U.S. has not been, and will not be, a market for our products or services. Currently, we consider our testing activities in the U.S. not material as the number of testing vehicles and the amount of testing mileage are both less than 2% of our testing activities as a whole. Our testing activities in the U.S. include 15 autonomous driving vehicles and are limited to the San Francisco Bay Area and Las Vegas. Our testing in the U.S. is strictly in compliance with the autonomous vehicle regulations of California and Nevada and are done under the supervision of the DMV of California and Nevada. All of our testing vehicles and test drivers are registered with the California or Nevada DMV. We have obtained permits issued by California DMV allowing us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained permit issued by the Nevada DMV for our testing vehicles there. We will timely renew those permits before they expire.

Data Privacy and Security

We collect, use, store, transmit and otherwise process various types of data. The localization, perception, prediction, planning and control modules on our autonomous driving vehicles collect and generate certain types of data, such as street view and architecture images, while in operation and during road tests. The types of data collected through our testing vehicles are solely for the purposes of and are limited to the scope necessary for enabling safe functioning, training and perfection of our autonomous driving system. These data are collected and processed in compliance with applicable laws and regulations in all material respects. We also collaborate with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors.

We are committed to protecting personal information and privacy. The operation of our robotaxi services through WeRide Go involves the collection and processing of contact information and other information of our passengers that is necessary for the delivery of our services as well as certain basic personal information of our safety drivers. The privacy policy of WeRide Go outlines what personal information is being collected and how we collect and utilize personal data. It also describes our use practices and how privacy works on our platform. Specially, we provide user of WeRide Go with prior notice and obtain their consent before any of their personal information is collected or processed.

After personal information of traffic participants outside the vehicles, such as license plate number or human face, is picked up by the sensor suite on our autonomous driving vehicles, it is automatically desensitized before leaving the vehicles and the original video clips which contain the relevant personal information will then be removed. We also implement a stringent data control system to ensure that only authorized personnel can view and retrieve these video clips and in a manner that meets security, privacy and compliance requirements. All data is stored and processed locally. We do not engage in any cross-border transfer of personal information, important data or geographic information data.

We have also invested in developing a rigorous information security system and governance framework and implemented procedures defining roles and responsibilities for managing information security. Our information security and compliance efforts are headed by the Information Security Steering Committee and supported by our Information Security Supervisory Committee, which oversees the management of information security, and our Information Security Planning Committee, which devises information security strategies and planning. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have also designated specific personnel to be responsible for cybersecurity, data security and privacy.

We have established a comprehensive system to regulate our data processing activities. These procedures and policies guide the strategy of our information security and compliance initiatives, prescribe a hierarchical data classification and management system, clarify the management and compliance requirements applicable to the full data processing cycle and for cybersecurity and information system security, mandate trainings for related personnel and prescribe data security and compliance risk assessment and audit procedures. We have also set up an emergency response mechanism for information security incidents. All our personnel are required to strictly follow our internal rules, policies and protocols to safeguard the integrity of our data.

As of the date of this annual report, we had not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations.

Insurance

We consider our insurance coverage to be adequate, as we have in place all insurance policies mandated by Chinese laws and regulations, and in line with common commercial practices in our industry.

Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in mainland China. We also purchase additional commercial insurance to increase insurance coverage of our employees.

Insurance products for autonomous vehicles are still in the stage of adaptation and exploration. As advised by our PRC Legal Advisor, we are responsible for compensation for personal injury and property damage caused by our product defects, but automobile manufacturers are the primary responsible parties for vehicle recalls under the PRC laws. We maintain compulsory traffic accident liability insurance, supplemental commercial accident insurance for each of the test vehicles, we also maintained carrier liability insurance for each vehicle used for commercial operation in accordance with applicable regulations. We have also obtained insurance coverage for losses of and damages to our autonomous driving vehicles and their respective equipment. However, we do not maintain any product liability insurance, which is not mandatory under the relevant PRC laws and regulations, as advised by our PRC Legal Advisor.

We also attempt to mitigate the risks of liabilities and claims by subjecting our autonomous driving vehicles to rigid testing and by including security features in product design. To enhance the safety level of our products and operations, we are also establishing a remote assistance center which allows us to manage and monitor our autonomous driving fleet in operation, and to intervene, where necessary.

Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, key-man insurance or insurance policies covering damages to our properties, facilities or technical infrastructure. Any uninsured occurrence of business disruption, natural disaster, liabilities, claims, or losses of or significant damages to our uninsured equipment, facilities or properties could have a material adverse effect on our results of operations.

Regulations

This section sets forth a summary of the most significant rules and regulations in mainland China and elsewhere that affect our business activities and the rights of our shareholders to receive dividends and other distributions from us.

Regulations in Mainland China

Regulations Relating to Corporation

All companies established in the PRC are subject to the Company Law of the People’s Republic of China, or the Company Law, which was lastly amended on December 29, 2023 and came into effect on July 1, 2024. The Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign-invested enterprises. Where laws relating to foreign investment provide otherwise, such stipulations shall apply. The main amendments of the Company Law involve strengthening the responsibilities of controlling shareholders, directors and management personnel, and stipulating that the subscribed capital contributions should be fully paid by the shareholder(s) within five years from the date of incorporation according to its articles of association. On July 1, 2024, the State Council promulgated the Provisions on Implementation of the Registered Capital Management System under the Company Law of the People’s Republic of China, which further stipulates that for a company registered for incorporation before June 30, 2024, if the remaining capital contribution period of a limited liability company exceeds five years as from July 1, 2027, the company shall adjust the remaining capital contribution period to five years by June 30, 2027, and record the same in its articles of association. The shareholders shall fully pay the amount of capital contributions they subscribe for within the adjusted capital contribution period. If a PRC domestic enterprise fails to adjust within the grace period, it may be subject to an order of rectification or a fine. As of the date of this annual report, we are in the process of completing the full paid-up of all registered capital.

Regulations Relating to Foreign Investment

Investment activities in mainland China by foreign investors are principally regulated by (i) the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, (ii) the Special Administrative Measures for Access of Foreign Investments, or the Negative List, each of which was promulgated and were amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and (iii) the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which was adopted by the National People’s Congress on March 15, 2019, and became effective on January 1, 2020, as well as their respective implementation rules and ancillary regulations.

Guidance Catalog of Industries for Foreign Investment

The Encouraging Catalog and the Negative List lay out the basic framework governing foreign investment in mainland China, classifying businesses into three categories, namely the “encouraged” category, the “restricted” category, and the “prohibited” category, based on the level of participation allowed to and conditions required of foreign investment.

On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023 and replaced the previous Encouraging Catalog. On September 6, 2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Version), or the Negative List 2024, which became effective on November 1, 2024 and replaced the previous Negative List. Any industry not listed on the Negative List 2024, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2024.

The Foreign Investment Law

The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment and safeguard the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises, or FIEs, in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council. Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access of foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields.

The investment, earnings, and other legitimate rights and interests of a foreign investor within the territory of mainland China shall be protected in accordance with the law, and all national policies supporting the development of enterprises shall apply equally to FIEs. The State guarantees that FIEs are able to participate in the formulation of standards in an equal manner and in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. The State may levy or expropriate the investment of foreign investors in accordance with the law for public interest. The expropriation and requisition shall follow legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, FIEs shall comply with applicable rules and regulations on labor protection, social insurance, tax, accounting, foreign exchange and other matters prescribed by law.

The Wholly Foreign-Owned Enterprises Law of the People’s Republic of China, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures were abolished on January 1, 2020. The organization arrangement structure and activities of FIEs have since been governed by the Company Law and the Partnership Enterprise Law of the People’s Republic of China. FIEs established before the implementation of the Foreign Investment Law may retain the original forms of business organization within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation in accordance with the law. Pursuant to the Implementation Regulations on the Foreign Investment Law, if an existing FIE fails to change its original form of business organization in accordance with the Foreign Investment Law by January 1, 2025, the relevant market regulatory departments will cease to process any registration in respect of such enterprise and may publish information relating to its non-compliance with the Foreign Investment Law.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, foreign investors and FIEs in the PRC shall submit information relating to their investment through the Enterprise Registration System and the National Enterprise Credit Information Publicity System established by the SAMR by submitting initial reports of establishment, reports on changes, reports on termination and annual reports in accordance with the Foreign Investment Information Measures. Where a foreign investor or an FIE fails to submit any required information or fails to make any correction or resubmission where directed by the competent authority, it may be subject to a fine of up to RMB300,000 (or RMB500,000 in the event of serious violations).

Security Review Relating to Foreign Investment

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment which took effect on January 18, 2021, and set forth provisions on security review concerning foreign investment, including the types of investments subject to such review and the scopes and procedures of such review. The Office of the Working Mechanism, jointly led by the NDRC and the MOFCOM, has been established under the NDRC to undertake routine security review work relating to foreign investment. Foreign investors or other relevant parties shall proactively declare information relating to their proposed foreign investment transactions to the Office of the Working Mechanism before carrying out such transaction if (i) it is in sectors related to national defense and security, such as arms and arms related industries, or in geographic locations in close proximity of military facilities or defense-related industries facilities; or (ii) (a) it involves sectors critical to national security, such as critical agricultural products, critical energy and resources, critical equipment manufacturing, critical infrastructure, critical transportation services, critical cultural products and services, critical information technology and internet products and services, critical financial services and key technologies, and (b) will result in the foreign investor acquiring control over the investee enterprise. A foreign investor is deemed to have “control” over an investee enterprise if (i) the foreign investor holds 50% or more of the equity interests in the enterprise, (ii) has significant influence in the investee enterprise either at the board or the shareholder level by virtue of its voting power even if it holds less than 50% of the equity interests, or (iii) it is otherwise able to exert significant influence over the enterprise’s business decisions, human resources, finance and technology. While we are not and have not been subject to the requirement of security review, we may in the future pursue potential strategic acquisitions which may require us to comply with the requirements of the above-mentioned rules.

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, and most recently amended on March 29, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, refers to an enterprise legally established by a foreign investor within the territory of the PRC to operate telecommunications business. Under the FITE Regulation and in accordance with WTO-related agreements, unless otherwise stipulated by the State, the foreign party investing in an FITE that engages in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. An FITE shall apply for a telecommunications business license from the Ministry of Industry and Information Technology, or the MIIT, upon completion of its registration with the competent market supervisory authority. The relevant PRC authorities retain considerable discretion in granting such approvals. Furthermore, a foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of an FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administrative authority of the MII. Under the MII Notice, if a foreign investor intends to invest in value-added telecommunications businesses in mainland China, it shall establish an FITE which shall apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to allow the latter to conduct value-added telecommunications businesses in mainland China against the law. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications service license holder must have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall implement measures to safeguard its network and information, establish an administrative system to protect information security, set up procedures for the handling of emergencies relating to network and information security and designate responsibilities and allocation liabilities with respect to information security.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, is the primary law governing telecommunications services, and sets out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draws a distinction between basic telecommunications services and value-added telecommunications services. Based on the Telecom Catalog promulgated by the MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, “internet information services” and “online data processing and transaction processing” are identified as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services shall obtain a value-added telecommunications business operating license from the MIIT or its provincial-level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, and most recently amended on January 8, 2011, “internet information services” refer to the provision of information through the internet to online users, and can be categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of internet information services from the appropriate telecommunications authorities. The ICP License is however not required if the operator will only provide internet information on a non-commercial basis.

Regulations on Mobile Internet Applications

We conduct online ride-hailing services mainly through WeRide Go, the mobile application owned and operated by our subsidiary. As a result, we may be subject to PRC law in respect of mobile internet applications.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was subsequently amended on June 14, 2022 and took effect on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a “mobile internet app” refers to an app that runs on mobile smart devices providing information services. “Mobile internet app providers” refers to the owners or operators of mobile internet apps. Pursuant to the Mobile Application Administrative Provisions, a provider of mobile internet app who provides information releasing service, instant messaging service or any other services must verify a user’s mobile phone number, identity number, unified social credit code or other identity information. Mobile internet app providers shall process personal information by following the principles of lawfulness, legitimacy, necessity, and good faith, have clear and reasonable purposes, disclose protocols relating to the processing of personal information, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, take necessary measures to safeguard the security of personal information, and shall not force users to consent to the processing of personal information for any reason, or refuse to provide basic functional services to users on the ground that such users fail to agree to provide personal information that is unnecessary.

On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Interim Measures, which came into effect on July 1, 2017. The Interim Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user conveniently, unless it is a basic function software. “Basic function software” refers to software that supports the standard functioning of the hardware and operating system of a mobile smart device.

Regulations Relating to Autonomous Driving Vehicles

The MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) on April 3, 2018, or the Road Testing Circular, which became effective on May 1, 2018 and is the primary regulation governing the road testing of autonomous driving vehicles in the PRC. Pursuant to the Road Testing Circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each vehicle to be tested. To qualify for these required licenses, an applicant entity must satisfy applicable requirements set forth in the Road Testing Circular and comply with applicable rules and conditions during testing.

On December 20, 2020, the MOT promulgated the Guiding Opinions on Promoting the Development and Application of Road Transport Autonomous Driving Technologies, which clarified the development goal of the application of autonomous driving technology in road transportation. Specifically, (i) by 2025, the research on the basic theory of autonomous driving has made positive progress, and key technologies such as road infrastructure intelligence, vehicle-road collaboration and product research and development and test verification have made important breakthroughs, (ii) a number of basic and key standards for autonomous driving have been issued, and (iii) a number of national autonomous driving test bases and pilot application demonstration projects have been built to realize large-scale application in some scenarios and promote the industrialization of autonomous driving technology.

On July 27, 2021, the MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Road Testing Circular. According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road test for autonomous driving vehicles, and which shall bear corresponding liabilities. A subject for road testing must meet the following requirements: (i) it must be an independent legal entity registered within the territory of mainland China; (ii) it must possess the relevant business capacity, such as the capacity to carry out the manufacturing of automobiles and parts thereof, technological research and development, or experiments and tests; (iii) it must have sufficient capacity to pay civil compensatory damages that may arise from potential personal injuries and property losses caused by road tests; (iv) it must have a set of rules to evaluate the testing of self-driving functions; (v) it must have the ability to conduct real-time and remote monitoring of testing vehicles; (vi) it must have the ability to record, analyze and replay events during the road testing; (vii) it must have the ability to safeguard the network security of testing vehicles and the remote monitoring platform; and (viii) other conditions stipulated by laws, administrative regulations and rules. Prior to conducting a road test, a subject for road tests shall ensure that the testing vehicle (i) has undergone sufficient field tests in specific locations such as a testing area (site), (ii) complies with applicable national and industry standards and specifications, testing requirements issued by competent authorities of the provincial or municipal government as well as the evaluation rules of the subject for road tests, and (iii) meets the conditions for road tests. After confirmation is received from the competent authorities, the subject for road tests shall apply to the traffic management department for a temporary car number plate for the testing vehicle. Once a temporary car number plate expires, the subject for road tests may apply for a new temporary car number plate by providing the self-declaration regarding the safety of tested vehicles, which is still within the validity period. Several local governments, such as in Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have additionally issued or applied local rules and regulations to regulate road testing of autonomous driving cars.

On July 30, 2021, the MIIT promulgated the Opinions on Strengthening the Management of Intelligent Networked Vehicle Manufacturing Enterprises and Product Admission, or the Opinion, which provide that enterprises should strengthen data security management ability and network security guarantee ability, as well as strengthen management ability and ensure product production consistency. Moreover, enterprises should strengthen product management: (i) Enterprises should strictly perform the obligation of informing. Where the enterprise produces automobile products with driving assistance and autonomous driving functions, it shall clearly inform the vehicle functions and performance limits, driver responsibilities, human-computer interaction equipment indication information, function activation and exit methods and conditions, and more; (ii) Enterprises should strengthen the safety management of combined driving assistance products; (iii) Enterprises should strengthen the safety management of autonomous driving function products; (iv) Enterprises ensure reliable space-time information services.

On June 30, 2022, the Standing Committee of the Shenzhen Municipal People’s Congress issued the Regulations on the Administration of Intelligent Connected Vehicles in Shenzhen Special Economic Zone, which came into effect on August 1,2022. Pursuant to the foregoing regulation, intelligent connected vehicles can be sold after being listed in the national automobile product catalog or the Shenzhen intelligent connected vehicle product catalog, and getting access by the industry and information technology authorities; intelligent connected vehicles can be driven on the road after registration with the traffic management department of the public security authority, with the permission of the transportation department, intelligent connected vehicles can engage in road transport business.

On November 17, 2023, the MIIT, the MPS, the MOT, and the Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice regarding the Pilot Implementation of Intelligent Connected Vehicle Access, which came into effect on the same day. Such notice applies to (1) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (2) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the MIIT and the MPS. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the MIIT. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process.

On November 21, 2023, the MOT issued the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), which came into effect on the same day. Such service guidelines regulate the use of autonomous driving vehicles to engage in various types of transportation operations on different roadways, and specify the specific scenarios and conditions applicable to the use of autonomous driving vehicles in different transportation operations. According to the service guidelines, autonomous driving transportation operators must register, obtain the corresponding business licenses, and meet specific insurance requirements for certain operations. The operators need to comply with relevant standards and regulations, including vehicle registration, obtaining necessary documents, providing traffic accident liability insurance, and meeting specific safety technology standards for certain operations. Autonomous driving vehicles need to be equipped with appropriate safety and security personnel. Relevant authority will strengthen daily supervision and inspection of autonomous driving vehicle transportation activities, and require the operators to rectify any significant safety issues that arise. Operators must report to the competent authorities if they find any technical defect, hidden danger and problem of the autonomous driving vehicles.

On December 31, 2024, the Standing Committee of the Beijing Municipal People’s Congress issued the Regulations of Beijing Municipality on autonomous vehicle, which will come into effect on April 1, 2025. Pursuant to the foregoing regulation, enterprises related to autonomous vehicle that need to test autonomous driving functions in this city can apply for road testing activities. If the road testing activities have been completed and meet the specified conditions, and it is necessary to test the application scenarios of people and vehicles, demonstration application activities can be applied for.

On February 25, 2025, the MIIT, the SAMR jointly issued the Notice on Further Strengthening the Administration of the Market Access, Recall and Online Software Upgrading of Intelligent Connected Automobiles, which came into effect on the same day. Such notice implements the Opinion and other relevant regulations, to further improve the management of access and recall of intelligent connected vehicle products equipped with combined driving assistance systems and Over-The-Air technology, or the OTA upgrade, and to regulate the activities of automobile production enterprises with OTA upgrade.

Regulations Relating to Urban Solid Waste Services

On August 10, 1993, the Ministry of Construction (which was the predecessor of Ministry of Housing and Urban-Rural Development of the PRC) promulgated the Measures for the Management of Urban Solid Waste, which was recently amended on May 4, 2015. According to the Measures for the Management of Urban Solid Waste, enterprises that engage in commercial cleaning, collection and transportation of urban solid waste shall obtain a license for the service of commercial cleaning, collecting and transporting urban solid waste. Currently, several of our subsidiaries hold the licenses for the service of cleaning, collecting and transporting urban solid waste.

Regulations Relating to Online Ride-Hailing Services

On July 9, 2014, the General Office of the MOT promulgated the Notice on Promoting the Orderly Development of Online Taxi-Hailing Services by Mobile Phone Software, which, among others: (i) requires local transportation authorities to strengthen market supervision over mobile-based online taxi-hailing services offered through mobile phones to protect the legitimate rights and interests of all parties involved; (ii) encourages mobile-based online taxi-hailing service providers to take advantage of their strengths, enhance order management, optimize order dispatch rules, improve standard of service and participate in the establishment of taxi service management information platform and technological transformation; and (iii) requires local transportation authorities to accelerate the establishment and improvement of taxi-service management information systems.

On July 27, 2016, the MOT, the MIIT, the MPS, the MOFCOM, the SAMR and the CAC jointly promulgated the Interim Measures for the Management of Online Ride-Hailing Operation and Service, which was latest amended and became effective on November 30, 2022, to regulate the business activities of online ride-hailing services, and ensure the operational safety for passengers. Before carrying out online ride-hailing services, an online ride-hailing service platform company shall obtain the permit for online ride-hailing business and complete the record filing of internet information services at the provincial communications administration authorities of the place of its registration.

We conduct online ride-hailing services primarily through WeRide Go and we have obtained the permit for online ride-hailing business and completed the applicable record filing for internet information services as of the date of this annual report.

On September 30, 2014, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services, or the Cruising Taxi Administration Provisions, which was mostly recently amended on August 11, 2021. The Cruising Taxi Administration Provisions provides that (i) “cruising taxi online hailing services” refer to provision of cruising taxi operating services at the time and location designated by the passengers through means of telecommunications or the internet; (ii) platforms providing cruising online taxi-hailing services shall provide round-the-clock services and dispatch taxis in accordance with the requirements of the passengers; and (iii) cruising taxi drivers shall arrive at such location and time in accordance with the requirements of the passengers in a timely manner, communicate with online taxi hailing service providers or passengers when the passengers fail to show up at the agreed location on time, and provide a confirmation to online taxi hailing service providers when the passengers are onboard. The Cruising Taxi Administration Provisions further provides that cruising online taxi hailing services shall be carried out at different locations based on the actual condition so as to establish and improve an online taxi hailing service management system. Cruising taxi operators are also required to establish or connect to an online taxi hailing service platform based on actual conditions to provide online taxi hailing services.

On September 7, 2021, the General Office of the MOT promulgated the Notice on Maintaining a Fair Competition Market Order and Accelerating the Compliance of Online Ride-Hailing, which requires competent transportation authorities to strengthen their supervision and enforcement, including to strictly regulate their enforcement efforts and to use comprehensive means to crack down on illegal online ride-hailing operations. Online ride-hailing platforms that offer access to non-compliant vehicles and drivers must be investigated and dealt with in accordance with applicable laws and regulations, and the results of such investigation shall be reported to the MOT.

On November 28, 2016, the People’s Government of Guangzhou Municipality promulgated the Interim Measures for the Administration of Online Taxi-Hailing Services in Guangzhou, or the Guangzhou Online Taxi-Hailing Measures, which became effective on the same date and amended on November 14, 2019. The Guangzhou Online Taxi-Hailing Measures regulate online-hailing activities and provide for the supervision and administration of online-hailing services in Guangzhou. Pursuant to the Guangzhou Online Taxi-Hailing Measures, online-hailing platforms shall obtain the corresponding online-hailing business license in accordance with applicable laws and regulations and enter into a labor contract or agreement with drivers connected to its platform to specify the rights and obligations of both parties.

Regulations Relating to Surveying and Mapping Services

On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People’s Republic of China, or the Surveying and Mapping Law, which was last amended on April 27, 2017 and became effective on July 1, 2017. According to the Surveying and Mapping Law, entities that engage in surveying and mapping activities shall meet specific requirements and obtain the necessary qualification certificates of surveying and mapping for corresponding grades. Any entity that engages in surveying and mapping activities without relevant qualification certificate shall be ordered to stop the illegal behavior, and be deprived of unlawful gains as well as surveying and mapping work products. In addition, the entity shall be subject to a fine of not less than the amount of, but not more than twice the amount of, the illegal gains from its surveying and mapping activities. In the event of serious violation, the surveying and mapping tools shall be confiscated. Any foreign entity or individual engaging in surveying and mapping activities without approval or without cooperation with relevant PRC department or entity, the foreign entity or individual shall be ordered to stop the illegal behavior, and be deprived of unlawful gains, surveying and mapping work products as well as tools. In addition, the foreign entity or individual shall be subject to a fine of RMB100,000 to RMB500,000. In the event of serious violation, the foreign entity or individual shall be subject to a fine of RMB500,000 to RMB1,000,000 and shall be ordered to leave the country within a specified period or expelled from the country. If constituting a crime, the foreign entity or individual shall be investigated for criminal liability in accordance with applicable laws.

Pursuant to the Administrative Rules of Surveying Qualification Certificate, as most recently amended by the Ministry of Natural Resources of the People’s Republic of China, or the MNR, effective from July 1, 2021, entities conducting surveying and mapping activities in the territory of China, as well as other territorial sea under the jurisdiction of China, shall obtain a Surveying and Mapping Qualification Certificate, and conduct surveying and mapping activities within the specialized categories and restricted scope permitted by their Surveying and Mapping Qualification Certificate. The specialized categories of Surveying and Mapping Qualification Certificate include, among others, internet map services. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information on December 23, 2011, internet map services cannot be provided by any entity without a Surveying and Mapping Qualification Certificate with respect to internet map services. According to the Provisions on the Administration of Examination of Maps most recently amended by the MNR on July 24, 2019, an enterprise must first apply for the approval of the relevant regulatory authorities, subject only to limited exceptions, if it intends to engage in any of the following activities: (i) the publication, display, production, posting, import or export of any map or any product attached with a map; (ii) the re-publication, re-display, re-production, re-posting, re-import or re-export of any map, or any product attached with a map whose content has been changed after its initial approval; and (iii) the publication, display or posting outside China of any map or any product attached with a map. An operator of internet map is required to file any content update relating to its map with the relevant regulatory authorities semi-annually and to reapply for a new approval of the map when the two-year term of the existing approval expires.

Pursuant to the Notice of the Ministry of Natural Resources on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geoinformation promulgated by the MNR on August 25, 2022, after an intelligent connected vehicle is being equipped with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, its activities of collecting, storing, transmitting and processing geographic information data such as spatial coordinates, images, point clouds and attributing information of vehicles and surrounding road facilities during operation, service and road testing will be considered as surveying and mapping activities under the Surveying and Mapping Law. Furthermore, any vehicle manufacturer, service provider or smart driving software provider that needs to engage in the collection, storage, transmission and processing of geographic information data shall obtain the corresponding qualification for surveying and mapping in accordance with the law or entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities if it is a domestic enterprise; in the case of a foreign-invested enterprise, it shall entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of geographic information and any other businesses, and to provide geographic information services and support for such foreign-invested enterprise.

On July 26, 2024, the MNR promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.

Regulations Relating to Cybersecurity and Data Security

The Decision Regarding the Protection of Cybersecurity, enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, and damaging computer systems and the communications networks; (iii) violation of national regulations or discontinuing computer network or communications services without authorization; (iv) disseminating politically disruptive information or divulging state secrets; (v) spreading false commercial information; or (vi) infringing on intellectual property rights.

On June 22, 2007, the MPS, the National Administration of State Secrets Protection and other governmental authorities jointly promulgated the Administrative Measures for the Graded Protection of Information Security, or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”. The Measures for the Graded Protection stipulate that the security protection grade of an information system may be classified into five grades. For an information system determined to be Grade II or above, its operator shall make the record filing with relevant public security departments.

According to the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017, and other related laws and regulations, network service providers are required to take measures to safeguard cybersecurity by complying with cybersecurity obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support to public security and national security authorities. Failure to comply with such laws and regulations may subject the network service providers to administrative penalties including, without limitation, fines, suspension of business operation, shutdown of business websites, revocation of licenses as well as criminal liabilities. The Cybersecurity Law applies to the construction, operation, maintenance and use of the network as well as the supervision and administration of cybersecurity within the territory of China. Due to the operation of WeRide Go, the remote cockpit management system and the autonomous driving vehicle operation management platform, we may be deemed as a network service provider and be subject to the aforementioned regulations. On September 12, 2022, the CAC released the Decision on Amending the Cybersecurity Law of the PRC (Draft for Comments), which makes amendments on certain legal liabilities prescribed in the Cybersecurity Law. It proposes to increase the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year. The period for public comments ended on September 29, 2022, and there is no timetable as to when the draft will be enacted.

After the release of the Cybersecurity Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Cybersecurity Review Measures. The Cybersecurity Review Measures was promulgated by the CAC and other relevant authorities on April 13, 2020 and most recently amended on December 28, 2021 (such amendment became effective on February 15, 2022). The Cybersecurity Review Measures establish the basic framework and principle for national security reviews of network products and services. Pursuant to the Cybersecurity Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Government authorities may initiate a cybersecurity review against an online platform operator if such authorities believe that the network products or services or data processing activities of such operator affect or may affect national security.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” is defined to mean critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy, livelihood of citizens, or public interests if any damage is suffered or caused to malfunction, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify any operator if it is identified as a critical information infrastructure operator. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data-related activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of the data with respect to economic and social development, as well as the degree of harm that will result on national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall have designated personnel and a management body responsible for data security, carry out risk assessments for its data processing activities and file its risk assessment reports with the competent authorities. In addition, the Data Security Law sets out a national security review procedure applicable to data processing activities that affect or may affect national security and imposes restrictions on the export of certain data.

According to the Several Provisions on Vehicle Data Security Management (Trial Implementation) promulgated on August 16, 2021 by the CAC, the NDRC, the MIIT, the MPS, and the MOT, which became effective on October 1, 2021, the processing of vehicle data by a vehicle data processor must comply with certain basic principles such as lawfulness and appropriateness, and must be conducted in a way directly relevant to the design, manufacturing, sale, use, operation or maintenance of a vehicle. Where the processing of any vehicle data is carried out using the internet or any other information network, a hierarchical cybersecurity protection scheme shall be implemented to strengthen the protection of vehicle data and obligations relating to data security must be discharged in accordance with applicable laws.

On September 15, 2021, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Strengthening the Cybersecurity and Data Security of the Internet of Vehicles, which became effective on the same day. The notice requires relevant enterprises to fulfill their primary responsibility for security, comprehensively strengthen safety protection, especially the security safeguards for intelligent connected vehicles and Internet of Vehicles network facilities. Additionally, it mandates enhanced security management and data security protection for the Internet of Vehicles service platforms, including data classification and grading management, improvement of data security technical safeguards, standardization of data development, utilization, and sharing, as well as reinforcement of data export security management. Furthermore, the notice emphasizes the importance of accelerating the construction of security standards for the Internet of Vehicles and encourages relevant enterprises and social organizations to formulate enterprise standards and group standards that exceed national or industry standards.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulates the security assessment of important data and personal information collected and generated within the territory of mainland China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under any of the following circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment: (i) a data processor transfers important data overseas; (ii) a critical information infrastructure operator transfers personal information overseas; (iii) a data processor processing personal information of more than one million individuals transfers personal information overseas; (iv) a data processor having, since January 1 of the previous year, cumulatively transferred overseas personal information of 100,000 individuals, or sensitive personal information of 10,000 individuals, or (v) other circumstances where a security assessment for outbound data transfer is required by the CAC. Before applying for a security assessment for the proposed outbound data transfer, a data processor shall conduct a self-assessment of the risks involved in such transfer, and the self-assessment shall focus on the following matters: (i) the lawfulness, legitimacy and necessity of the purpose, scope and method of the proposed overseas data transfer, and of the processing of such data by the foreign recipient; (ii) the scale, scope, type and sensitivity of the outbound data transfer, and the risks to national security, public interest or to the legitimate rights and interests of individuals or organizations that may be caused by the proposed outbound data transfer; (iii) the duties and obligations which the foreign recipient undertakes, and the foreign recipient’s organizational and technical capabilities and measures to perform such duties and obligations and guarantee the security of the proposed outbound data transfer; (iv) the risks of the relevant data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the proposed outbound data transfer, and whether a proper channel is in place to safeguard rights to and interests in personal information; (v) whether the responsibilities and obligations relating to data security protection have been fully spelt out in the relevant contracts or other legally binding documents to be concluded with the foreign recipient; and (vi) other matters that may affect the security of the proposed outbound data transfer.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial Implementation), or the MIIT Data Security Measures, which took effect on January 1, 2023. The MIIT Data Security Measures prescribes that data processors in the field of industry and information technology shall follow the principles of lawfulness and appropriateness in collecting data. During the data collection process, the data processors shall take security measures corresponding to and appropriate for the relevant data.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, or the New Cross-border Data Flow Provisions, which took effect on the same day. The New Cross-border Data Flow Provisions state that if there is any conflict with the Security Assessment Measures and the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, the New Cross-border Data Flow Provisions shall prevail. The New Cross-border Data Flow Provisions set out scenarios under which certain obligations for the cross-border data transfer are waived, which include, among others, passing the security assessment of cross-border data transfer, concluding a standard contract for the cross-border transfer of personal information or passing the personal information protection certification.

On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, or the Network Data Regulations, which became effective on January 1, 2025. The Network Data Regulations prescribe that network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Network Data Regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Network Data Regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations.

Regulations Relating to Privacy

According to the Provisions on Protection of Personal Information of Telecommunications and Internet Users, which was promulgated by the MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunications business operators and ICP operators are responsible for the security of users’ personal information they collect or use in the course of their services. Telecommunications business operators and ICP operators may not collect or use the personal information of their users without their consent. Personal information collected or used by telecommunication business operators or ICP operators in the course of their services must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or unlawfully provided to others. ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of personal information belonging to the users. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legality, appropriateness and necessity, and strictly within the scope of authorization granted by the subject of the relevant personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of personal information collected, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user becomes aware that a network operator collects or uses his or her personal information in violation of applicable laws and regulations or against the terms of any agreement with such user, or if the personal information collected or stored is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant information.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was jointly issued by the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS and the SAMR on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to step up the protection of personal information. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in any other default forms and should not collect personal information in violation of laws or regulations or in breach any agreement with users. The importance of the foregoing regulatory requirements is repeated under the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation illustrates various illegal practices commonly adopted by apps operators with respect to personal information protection, including “the failure to publish rules on the collection and use of personal information,” “the failure to expressly state the purpose, manner and scope for the collection and use of personal information,” “the collection and use of personal information without consent,” “the collection of personal information that is irrelevant to the services provided by the relevant app and in violation of the principle of necessity,” “the provision of personal information to others without users’ consent,” “the failure to allow deletion or correction of personal information as required by laws” and “the failure to publish relevant information such as relating to complaint filing or reporting.” Any of the following acts by an app operator will, amongst others, constitutes the “collection and use of personal information without the consent of users”: (i) collecting the personal information or activating the authorization for the collection of personal information without obtaining the consent of the relevant user; (ii) collecting the personal information or activating the authorization for the collection of personal information of any user who explicitly denies collection, or repeatedly soliciting such user’s consent in a way that disrupts his/her normal use of the relevant app; (iii) the personal information collected or the authorization for the collection of personal information activated by the app operator exceeds the scope authorized by the user; (iv) seeking user consent in a non-explicit manner; (v) modifying user settings with respect to the activation of the authorization for the collection of personal information without such user’s consent; (vi) pushing information that is directed at a user based on his/her personal information and algorithms, without providing an opt-out option; (vii) misleading users to authorize the collection of their personal information or activating the authorization for the collection of personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their authorization for the collection of personal information; and (ix) collecting and using personal information in violation of the rules published by the app operator.

On August 20, 2021, the SCNPC issued the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which took effect on November 1, 2021. The law integrates previously scattered rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic and other means (excluding anonymized information). The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, which took effect on June 1, 2023. Such measures clarify the scope of application of the standard contract, which refers to cross-border transfers of personal information that meet certain scale standards and are conducted by personal information processors who are not operators of critical information infrastructure. The measures also outline the requirements for the conclusion and filing of the standard contract, which provides operational guidance for the cross-border transfer of personal information through filing the standard contract. The measures provide operational guidance for the cross-border transfer of personal information through filing the standard contract.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, which was most recently amended on November 11, 2020. The latest amendment took effect on June 1, 2021 and extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons and organizations shall own copyright to their copyrightable works, regardless of whether such works are published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. An infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. An infringer of copyrights may also be subject to fines and/or administrative or criminal liabilities under certain circumstances.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and most recently amended on April 23, 2019, the Trademark Office of the State Administration for Industry and Commerce Authority, or the SAIC, under the State Council is responsible for the registration and administration of trademarks in mainland China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements for the application of trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, which was promulgated by the SCNPC on March 12, 1984 and most recently amended on October 17, 2020 (with such amendment taking effect on June 1, 2021), and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and most recently revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN.” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to adjudicate domain name related disputes.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in mainland China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996 and most recently amended on August 1, 2008 (with such amendment taking effect on August 5, 2008), and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People’s Bank of China on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval from the State Administration of Foreign Exchange, or SAFE, so long as the applicable procedural requirements are complied with. By contrast, the approval of or registration with relevant governmental authorities or designated banks is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was further revised in 2019 and 2023. According to SAFE Circular 19, foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 provides for the discretionary foreign exchange settlement for all domestic institutions. Discretionary foreign exchange settlement means the foreign exchange capital in the capital account which has been confirmed by relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at banks based on the actual operational needs of the domestic institutions. The proportion of discretionary foreign exchange settlement of the foreign exchange capital is temporarily determined as 100%.

Furthermore, SAFE Circular 16 stipulates foreign exchange incomes of capital accounts shall be utilized by FIEs following the principles of genuineness and self-use and within the business scope of such enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by an FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly for payments outside the business scope of the FIE or payments prohibited by applicable laws and regulations; (ii) directly or indirectly for investment in securities or financial schemes other than bank guaranteed products (except for wealth management products and structured deposits with a risk rating not higher than level two) unless otherwise provided by applicable laws and regulations; (iii) the granting of loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) the construction or purchase of real estate that is not for self-use (except for enterprises engaged in real estate development and leasing operations).

Violations of above-mentioned regulations may subject an enterprise to fines and other administrative liabilities, and even criminal liabilities under severe circumstances.

According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which was promulgated by SAFE on October 23, 2019 and amended on December 4, 2023, a non-investment FIE may use its capital to carry out domestic equity investment in accordance with the law so long as it does not violate the negative list and the projects invested are genuine and in compliance with applicable laws and regulations.

On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without having to submit materials evidencing the veracity of such payment to the bank prior to each transaction.

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, include the Company Law. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in an FIE is considered to be a foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts which was promulgated by the SAFE, the NDRC and the Ministry of Finance, or the MOF, on January 8, 2003 effective from March 1, 2003 and further amended effective from September 1, 2022, and the Administrative Measures for Registration of Foreign Debts promulgated by the SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is equivalent to twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may incur foreign debts within the permitted amount and directly handle the relevant banking procedures without registering each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations Relating to Offshore Special Purpose Vehicles Held by PRC Residents

The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which was most recently amended on December 30, 2019 and specifies that the administration by the SAFE or its local branches over direct investments by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investments in the PRC based on the registration information provided by the SAFE and its local branches.

The SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which requires PRC residents or entities to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when a material event occurs with respect to the offshore special purpose vehicle including relating to the change of any basic information (such as change of such PRC citizens or residents, and name and term of operation), capital increase or reduction, transfers or exchanges of shares, or mergers or divisions.

The SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, on February 13, 2015, which was amended on December 30, 2019 by the Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 13 allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents who have previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) following the principle of genuine transaction, banks shall examine board resolutions passed for the profit distribution, the original tax filing records and audited financial statements; and (ii) domestic entities shall retain income to account for losses incurred in the past years before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall provide detailed explanations regarding the sources of capital and how they will be used, relevant board resolutions, contracts and other proof when registering an outbound investment or making an outbound remittance.

Regulations Relating to Share Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012, and other related regulations, directors, supervisors, senior management and other employees who are (i) PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, and (ii) participating in any share incentive plan of a company listed overseas, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the company listed overseas, to register with the SAFE and to deal with foreign exchange matters such as account opening and transfer and settlement of proceeds. The Share Incentive Rules further require an offshore agent to be designated to take charge over matters relating to the exercise of share options and sales proceeds for participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.

The State Administration of Taxation, or the SAT, has further issued several circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted with restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of a company listed overseas are required to file documents relating to employee share options and restricted shares with relevant tax authorities and to withhold individual income tax for employees who exercise their share options or purchase restricted shares. If an employee fails to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007 and most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China promulgated on December 6, 2007, and amended on January 20, 2025, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises that do not have any branches in the PRC are required to pay enterprise income tax on income originating from the PRC at the rate of 10%.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, which was amended in 2017. SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the SAT on March 28, 2011, and clarifies certain other provisions of SAT Circular 698. SAT Circular 7 sets out a comprehensive guideline relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets in the PRC, including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises, or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% enterprise income tax on the non-resident enterprise. SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. Nonetheless, if the overall arrangement of an indirect transfer satisfies all the following criteria, such indirect transfer will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the safe harbors provided by SAT Circular 7, including qualified group restructurings, public market trades and exemptions under tax treaties or arrangements, will not be subject to PRC tax under SAT Circular 7.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017. Certain provisions of SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by the SAT on June 15, 2018. According to SAT Circular 37, after deducting the equity net value from the equity transfer income, the balance shall be the taxable income amount for equity transfer income. Equity transfer income means the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value means the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is a reduction or appreciation of value during the equity holding period, and the gains or losses can be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. In computing equity transfer income, an enterprise shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Circular 7, and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, in the case of an indirect transfer, parities obligated to pay the transfer price to the transferor shall be the withholding agents. Where the withholding agent fails to withhold, and the transferor does not discharge its tax liability, the tax authority may impose late payment interest and special tax adjustment interest (if applicable) on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of between 50% to 300% of the unpaid tax amount. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of a non-PRC resident enterprise that has no establishment or place of business in the PRC, or if the relevant dividends or other China-sourced income are in fact not associated with any establishment or place of business in the PRC of a non-PRC resident enterprise. The Implementing Rules of the EIT Law reduced the withholding tax rate from 20% to 10% and a lower withholding tax rate is applicable if there is a tax treaty between China and the jurisdiction of the foreign holding company. For example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon the relevant documentations for enjoying the tax treaty benefits are filed with the competent tax authorities. On the other hand, based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if PRC tax authorities determine, at their discretion, that a company benefits from a reduced income tax rate due to the implementation of a structure or arrangement that is primarily tax-driven, the preferential tax treatment may be adjusted. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, which was promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarifies the standard of assessment when determining the qualification of beneficial owner status.

Interest income derived from our subsidiary in Hong Kong from mainland China is subject to CIT on a withholding basis at a rate of 10%.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF and SAT on December 25, 1993 and most recently amended on October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT. Unless provided otherwise, the rate of VAT is 17% on the sale of goods and 6% on services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales and imports of goods that were originally subject to a VAT rate of 17% and 11%, respectively, the applicable VAT rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products that was originally subject to a VAT rate of 11%, the applicable VAT rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or for the processing of goods under consignment that were originally subject to a VAT rate of 16%, the applicable VAT rate shall be adjusted to 12%; (iv) for export products that were originally subject to a tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for export products and cross-border taxable acts that were originally subject to a tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018, and shall supersede all previous provisions which are inconsistent with Circular 32. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the Interim Regulations will be abolished.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions initially and is eventually expanded to apply nation-wide in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT in relation to the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice of the Ministry of Finance and the State Taxation Administration on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016 and most recently amended on March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales and import of goods, the applicable tax rates shall be adjusted from 16% and 10% respectively, to 13% and 9%, respectively; (ii) with respect to the purchase of agricultural products, the applicable tax rates shall be adjusted from 10% to 9%; (iii) with respect to the purchase of agricultural products for the purpose of production or processing of goods under consignment, the applicable tax rates shall be adjusted from 13% to 10%; (iv) with respect to the export of goods and services that was originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to the export of goods and cross-border taxable acts that were originally subject to a tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and most recently amended on December 28, 2012, and The Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be entered into to create an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is created, the employer must enter into a written employment contract with the employee and pay the employee an amount equal to twice such employee’s salary for the period from the day following the lapse of one month from the date of the creation of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and the Implementation Rules of the Labor Contract Law also require compensation to be paid by the employer in certain events as a result of termination. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of any restrictive period after the termination or expiry of the labor contract. In most cases, employers are also required to provide severance payment to their employees after their employment relationships are terminated.

Pursuant to the Social Insurance Law of the People’s Republic of China, or the Social Insurance Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in mainland China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified from time to time by the local government at the place of their business operations or where they are located.

Regulations Relating to Leased Properties

According to the Civil Code of the People’s Republic of China which was promulgated by NPC on May 28, 2020 and became effective on January 1, 2021, an owner of immovable or movable property is entitled to possession, use, earnings, and disposal of such property in accordance with the law. Subject to the consent of the lessor, the lessee may sublease the leased premises to a third party. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the lessor and the lessee are required to complete property leasing registration and filing formalities within 30 days from the execution of the property lease agreement with the development authorities or real estate authorities of the municipality or county where the leased property is located. If a company fails to do, it may be ordered to rectify within a stipulated period, and if such company fails to rectify, a fine ranging from RMB1,000 to RMB10,000 may be imposed on each lease agreement.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006, and was most recently amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures relating to its approval of overseas listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a renowned trademark or a time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which was issued by the General Office of the State Council on February 3, 2011 and became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors which was issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. This notice also prohibits any attempts to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which requests improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. Further, on May 16, 2023 and May 7, 2024, the CSRC released the sixth and the seventh supporting guideline. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The Filing Rules, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the CSRC as required.

In addition, pursuant to the Filing Rules, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

Starting from March 31, 2023, the domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from overseas regulatory authorities or overseas stock exchanges shall complete the filing procedures with the CSRC prior to their overseas offerings and listings.

Regulations in the European Union

In the European Union, or the EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. Article 6.1 of GDPR outlines six legal grounds for lawfulness of processing personal data. In particular, processing shall be lawful only if and to the extent that at least one of the following applies: (a) the data subject has given consent to the processing of his or her personal data for one or more specific purposes; (b) processing is necessary for the performance of a contract to which the data subject is party or in order to take steps at the request of the data subject prior to entering into a contract; (c) processing is necessary for compliance with a legal obligation to which the controller is subject; (d) processing is necessary in order to protect the vital interests of the data subject or of another natural person; (e) processing is necessary for the performance of a task carried out in the public interest or in the exercise of official authority vested in the controller; (f) processing is necessary for the purposes of the legitimate interests pursued by the controller or by a third party, except where such interests are overridden by the interests or fundamental rights and freedoms of the data subject which require protection of personal data, in particular where the data subject is a child.

We do not collect or store consumer personal information in the EU. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the GDPR pursuant to Article 6.1(f) thereof. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

Regulations in Singapore

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission, or PDPC, and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. Under the PDPA, the collection, use or disclosure of personal data typically requires an individual’s prior informed consent. However, in the context of an investigation, companies may seek to rely on the legitimate interests exception. Under paragraph 3 of Part 3 of the First Schedule to the PDPA, companies are not required to seek an individual’s consent if the collection, use or disclosure (as the case may be) of personal data about the individual is “necessary for any investigation or proceedings.”

The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA. The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. From 1 October 2022, the maximum financial penalty that the PDPC may impose is 10% of the annual turnover in Singapore of that organization or S$1 million, whichever is higher.

We do not collect or store consumer personal information in Singapore. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the PDPA pursuant to the legitimate interests exception.

Regulations in the United States

While there are currently no federal U.S. regulations expressly pertaining to the safety of autonomous driving systems, the U.S. Department of Transportation has established recommended voluntary guidelines, and the National Highway Traffic Safety Administration, the NHTSA, and the Federal Motor Carrier Safety Administration have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a commercial motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. Some states, particularly California, institute operational requirements or restrictions for certain autonomous functions. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and may create restrictions on autonomous driving features that we develop.

We may also be subject to existing stringent requirements overseen by NHTSA under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions.

As the development of federal and state legal frameworks around autonomous vehicles continue to evolve, we may be subject to additional regulatory schemes.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D.	PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters are located in Guangzhou, China. As of December 31, 2024, our headquarters span a total area of approximately 6,700 square meters and encompass the need of corporate administration, research and development and production. In addition to our headquarters, we also lease offices in mainland China and elsewhere in the world. We believe our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	OPERATING RESULTS

WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs across a range of use cases on open road, including in mobility, logistics, and sanitation industries.

We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS R&D services, and intelligent data services.

Key Factors Affecting Our Performance

Continued commercialization of our autonomous driving products and services

Our business model centers on the commitment to address real world problems. We focus on driving the adoption of our autonomous driving technology, products and services and we have delivered consistent growth underpinned by the leadership of our commercialization and maturity of our products. We are offering a wide range of services and products. In 2022, 2023 and 2024, we offered services and products to 21, 36 and 91 business customers, respectively. We expect to scale up our operations, increase the range of our product and service offerings and expand our revenue sources in the future. Our success will depend upon the progression of technological and commercialization milestones.

Continued investment in technology

Technology is at the core of our business. Our research and development team are critical to the success of our business. We have focused on attracting and retaining best-in-class talent to solve the greatest difficulties challenging the autonomous driving industry. We will continue to invest heavily in employee recruitment and retention to grow our strength in key technologies.

Since our inception, our team has made technological investments in key aspects of autonomous driving software, hardware and infrastructure. We invested heavily in the development of WeRide One. Currently, WeRide One is at running stage as the foundation model and technological backbone of our operating fleet. We have achieved technical feasibility, and have been using WeRide One as our fundamental infrastructure to support our autonomous driving technology and operation. However, we do not plan to sell WeRide One directly. We will continue to make ongoing investments into this platform, including optimizing its algorithm, upgrading its computing power and storage or processing capacity. We expect to start to generate meaningful revenue and profit relating to WeRide One, through the sales of our autonomous driving vehicles and provision of our operational support services, between 2026 and 2028.

The autonomous driving industry is a promising market and technology is a key competing factor. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. As such, we expect to incur substantial and potentially increasing research and development expenses and to dedicate substantial resources to improving and refining our technology capabilities. We have not capitalized our expenditure on our development activities incurred in 2022, 2023 and 2024 primarily because that we believe we are still facing uncertainties related to development and commercialization of our products and services, evolving regulatory frameworks and public reception of our innovative technology. As such, we still cannot demonstrate these activities would generate probable future economic benefits and our expenditure on these development activities incurred has not met the capitalization criteria yet. We spent considerable amount of resources, both financially and from human capital perspective, on continually upgrading this platform and its underlying universal system, end-to-end models, offboard model training, among others. We expect these development activities would start to generate meaningful future economic benefit between 2026 and 2028.

Economies of scale and improvement of cost and operational efficiencies

Operating at a large scale gives us significant advantages in terms of efficiencies and our financial performance will depend on our ability to achieve such efficiencies.

Our investment in our unified operations platform has helped us achieve a high level of commonality in software and hardware across our different products. We have the opportunity to benefit from lower per unit production cost if we operate at scale. Our future performance will depend on our ability to scale up our operation and increase the volume of our autonomous driving vehicles.

This operations platform also allows us to apply autonomous driving technology to new use cases quickly and with greater research and development efficiency. We also expect to maintain a competitive edge in operational efficiency as we continue to upgrade the unified operations platform. The operating experience and resources we acquire by launching one use case in a given geography allows us to expand the scope of our autonomous driving products and services in the same area with greater operational efficiency, and in turn the overall scale of our operations.

We expect to achieve economies of scale and improve our margin as we ramp up the deployment and operation of our autonomous driving vehicles and introduce more use cases. Emergence of competition may negatively impact pricing, margins and market share, but we believe our commercialization and technological leadership will allow us to maintain favorable margins and unit economics. Our future performance will depend on our ability to deliver on these margins and economies of scale.

We remain committed to lowering our operating and production costs across our product lines although we expect the absolute amount of our costs and expenses to increase in the near future as we continue to expand our operations and invest in our technologies, products and services. We believe such investment has and will continue to strengthen our technological leadership and translate into higher efficiencies in the long run.

Market acceptance and adoption of autonomous driving products and services

The market for autonomous driving products and services, particularly L4 autonomous driving products and services, is nascent and fast evolving.

Our business model is primarily supported by a large and expanding addressable market that we believe is increasingly benefiting from the introduction of autonomous driving technologies. Our autonomous driving vehicles are expected to present compelling unit economics as compared with traditional vehicles, particularly because the adoption of self-driving technologies will reduce labor costs associated human drivers and extend the operating hours of each vehicle. Our autonomous driving technology will also help alleviate any shortage of human drivers. As a result, we have been able to identify participants across different segments of the transportation industry who have expressed support for our product and service offerings as viable solutions to the challenges they face.

Although we have managed to generate demand and have received market acceptance for our products and services to a certain degree, the long-term success of our business model hinges on the broadscale adoption and support of L4 autonomous driving technology. In addition, the pace of regulatory development and the time needed to obtain governmental approvals in different countries and regions for autonomous driving products are critical to our performance, particularly for deploying and operating our L4 autonomous vehicles overseas. Delays in securing these critical approvals could dramatically disrupt our revenue generation timelines and recognition milestones for operational assistance services as we transition from the testing phase to full-scale commercial operations, potentially affecting our market launch and growth trajectory.

Recognition of Share-based Compensation Expenses

We have granted options and other types of awards under our 2018 Share Plan. As of the date of the annual report, we had 64,257,435 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 119,915,538 ordinary shares. For the years ended December 31, 2022, 2023 and 2024, we recorded RMB325.4 million, RMB931.8 million and RMB1,187.9 million (US$162.7 million) of share-based compensation expense in the consolidated statements of profit or loss. We may record substantial share-based compensation expense in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”

Key Components of Results of Operations

Revenue

The following table sets forth the breakdown of our revenue by nature in absolute amount and as a percentage of our total revenue for the periods presented:

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Product revenue(1)	337,717	64.0	54,190	13.5	87,710	12,016	24.3
Service revenue(2)	189,826	36.0	347,654	86.5	273,424	37,459	75.7

Total revenue	527,543	100.0	401,844	100.0	361,134	49,475	100.0

Notes:

(1)	Represents the sales of our autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers and related sensor suites.
(2)	Represents the provision of services, including autonomous driving related operational and technical support services, ADAS R&D services and intelligent data services.

We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS R&D services, and intelligent data services. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020 and from the provision of autonomous freight-as-a-service to our customers through our robovans starting in 2023, each of which was included in service revenue from autonomous driving related operational and technical support services.

We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. For instance, our robotaxis have entered commercial production in 2024 and we aim to achieve readiness for large-scale commercialization in 2025, and we expect that our revenue from the robotaxi business will increase accordingly after the achievement of these commercialization milestones.

Cost of revenue

Our cost of revenue primarily consists of cost of goods sold and cost of services. Our cost of goods sold represents the cost of inventories associated with the sales of our autonomous driving vehicles. Our cost of services mainly comprises payroll and employee benefits for the provision of autonomous driving related operational and technical support services, ADAS R&D services and intelligent data services.

The following table sets forth the breakdown of our cost of revenue by nature in absolute amount and as a percentage of our total cost of revenue for the periods presented:

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Cost of goods sold	192,523	65.3	34,138	15.6	71,716	9,825	28.6
Cost of services	102,475	34.7	184,230	84.4	178,703	24,482	71.4

Total	294,998	100.0	218,368	100.0	250,419	34,307	100.0

We expect our cost of revenue to increase in absolute amounts in the foreseeable future as we continue to commercialize our technologies and given the projected growth in the sales of our products and services. As is with the case of our revenue composition, our cost structure may also change as our product and service portfolio continues to expand and evolve.

Gross profit and gross margin

The following table presents our gross profit and gross margin for the periods presented:

	For the year ended December 31,
	2022		2023		2024
	Gross Profit	Gross margin	Gross Profit	Gross margin	Gross Profit	Gross Profit	Gross margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Products	145,194	43.0	20,052	37.0	15,994	2,191	18.2
Services	87,351	46.0	163,424	47.0	94,721	12,977	34.6

Total	232,545	44.1	183,476	45.7	110,715	15,168	30.7

Due to the success of our product and service offerings, we are in a favorable market position to secure a healthy profit margin. For the years ended December 31, 2022, 2023 and 2024, our gross profit was RMB232.5 million, RMB183.5 million, and RMB110.7 million (US$15.2 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 44.1%, 45.7% and 30.7%, respectively.

Operating expenses

Our operating expenses primarily consist of research and development expenses, administrative expenses and selling expenses.

The following table presents our operating expenses and as a percentage of our revenue for the periods presented:

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Expenses:
Research and development expenses	(758,565)	(143.8)	(1,058,395)	(263.4)	(1,091,357)	(149,515)	(302.2)
Administrative expenses	(237,236)	(45.0)	(625,369)	(155.6)	(1,138,802)	(156,015)	(315.3)
Selling expenses	(23,574)	(4.5)	(41,447)	(10.3)	(53,566)	(7,339)	(14.8)

Total	(1,019,375)	(193.3)	(1,725,211)	(429.3)	(2,283,725)	(312,869)	(632.3)

Research and development expenses

Our research and development expenses consist primarily of (i) payroll and employee benefits, (ii) share-based compensation, (iii) depreciation and amortization, (iv) professional services fee, (v) service fee from a related party, (vi) outsourcing service fee, (vii) utilities and property management fee and (viii) others.

Our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$149.5 million) in 2022, 2023 and 2024, respectively.

We expect our research and development expenses to increase as we continue to focus on the testing, trial, and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities.

Administrative expenses

Our administrative expenses mainly consist of personnel-related expenses, professional service fees and other general corporate expenses.

For the years ended December 31, 2022, 2023 and 2024, our administrative expenses were RMB237.2 million, RMB625.4 million and RMB1,138.8 million (US$156.0 million), respectively. We expect that our administrative expenses will continue to increase in absolute amounts in the foreseeable future, as we have become a public company, hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation. On the other hand, we expect a reduction of the weight of our administrative expenses as a percentage of our revenue over the long term due to our efforts to increase operational efficiency.

Selling expenses

Our selling expenses primarily consist of personnel-related expenses associated with our sales and marketing personnel.

For the years ended December 31, 2022, 2023 and 2024, our selling expenses were RMB23.6 million, RMB41.4 million and RMB53.6 million (US$7.3 million), respectively.

We expect our selling expenses to increase in absolute amount in the foreseeable future, as we continue to expand our sales network, build brand awareness and inform market participants on the benefits of our autonomous driving products and services. We expect our selling expenses to decrease as a percentage of revenue over the long term as we continue to increase our operational efficiency.

Other net income

Our other net income mainly consists of (i) government grants and (ii) net (loss)/gain on disposal of non-current assets.

For the years ended December 31, 2022, 2023 and 2024, our other net income was RMB19.3 million, RMB15.8 million and RMB16.5 million (US$2.3 million), respectively.

Impairment loss on receivables and contract assets

Impairment loss on receivables and contract assets is recognized from loss allowance measured at an amount equal to lifetime expected credit losses, or ECL(s), based on historical settlement records and forward-looking information. Expected loss rates are based on actual loss experience over the past 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and our view of economic conditions over the expected lives of the receivables and contract assets. For the years ended December 31, 2022, 2023 and 2024, our impairment loss on receivables and contract assets, was RMB11.7 million, RMB40.2 million and RMB28.7 million (US$3.9 million), respectively.

Net foreign exchange gain

This represents gain arising from the sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate.

We recorded a net foreign exchange gain of RMB20.2 million, RMB7.1 million and RMB27.9 million (US$3.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Interest income

Interest income represents earnings generated from our cash balance including our cash and cash equivalents, restricted cash and time deposits.

For the years ended December 31, 2022, 2023 and 2024, our interest income was RMB36.1 million, RMB132.0 million and RMB176.9 million (US$24.2 million), respectively.

Other finance costs

Our other finance costs consist of (i) interest on lease liabilities, (ii) changes in the carrying amount of put option liabilities and (iii) interest on bank loans.

For the years ended December 31, 2022, 2023 and 2024, our other finance costs were RMB4.2 million, RMB3.5 million and RMB3.5 million (US$0.5 million), respectively.

Inducement charges of warrants

Our inducement charges of warrants represent the initial fair value of certain warrants issued to our investors at no additional consideration in 2022, which was RMB125.2 million for the year ended December 31, 2022. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities measured at FVTPL consist of warrants liabilities.

For the years ended December 31, 2022, 2023 and 2024, our fair value changes of financial liabilities measured at FVTPL was a gain of RMB25.3 million, a loss of RMB4.5 million and nil, respectively.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights represent the changes of the present value of the redemption amount that could be triggered by the contingent redemption events.

For the years ended December 31, 2022, 2023 and 2024, our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB479.2 million, RMB554.0 million and RMB465.3 million (US$63.7 million), respectively.

Taxation

For the years ended December 31, 2023 and 2024, our income tax expense was RMB2.9 million and RMB5.9 million (US$0.8 million), respectively. We had no income tax expense for the year ended December 31, 2022.

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently has no form of income, corporate or capital gains tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

United States

Under the United States Internal Revenue Code, our subsidiary established in the U.S. is subject to a unified federal corporate income tax rate of 21% and California state income and franchise tax of 8.84%.

PRC

Under the EIT Law effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years.

The WFOE was certified as a “high and new technology enterprise” in December 2022 and is therefore entitled to a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% for each of 2022, 2023 and 2024. All of our other mainland China subsidiaries were subject to enterprise income tax at a rate of 25% in 2022, 2023 and 2024.

We are subject to value added tax, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with mainland China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%.

Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Product revenue	337,717	64.0	54,190	13.5	87,710	12,016	24.3
Service revenue	189,826	36.0	347,654	86.5	273,424	37,459	75.7

Total revenues	527,543	100.0	401,844	100.0	361,134	49,475	100.0

Cost of revenue(2)
Cost of goods sold	(192,523)	(36.5)	(34,138)	(8.5)	(71,716)	(9,825)	(19.9)
Cost of services	(102,475)	(19.4)	(184,230)	(45.8)	(178,703)	(24,482)	(49.5)

Total cost of revenue	(294,998)	(55.9)	(218,368)	(54.3)	(250,419)	(34,307)	(69.3)
Gross profit	232,545	44.1	183,476	45.7	110,715	15,168	30.7
Other net income	19,296	3.7	15,750	3.9	16,491	2,259	4.6
Research and development expenses(2)	(758,565)	(143.8)	(1,058,395)	(263.4)	(1,091,357)	(149,515)	(302.2)
Administrative expenses(2)	(237,236)	(45.0)	(625,369)	(155.6)	(1,138,802)	(156,015)	(315.3)
Selling expenses(2)	(23,574)	(4.5)	(41,447)	(10.3)	(53,566)	(7,339)	(14.8)
Impairment loss on receivables and contract asset	(11,696)	(2.2)	(40,217)	(10.0)	(28,664)	(3,927)	(7.9)

Operating loss	(779,230)	(147.7)	(1,566,202)	(389.8)	(2,185,183)	(299,369)	(605.1)
Net foreign exchange (loss)/gain	20,209	3.8	7,052	1.8	27,880	3,820	7.7
Interest income	36,111	6.8	132,042	32.9	176,902	24,235	49.0
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	7,731	1.5	42,960	10.7	(61,834)	(8,471)	(17.1)
Other finance costs	(4,202)	(0.8)	(3,490)	(0.9)	(3,451)	(473)	(1.0)
Inducement charges of warrants	(125,213)	(23.7)	—	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	4.8	(4,549)	(1.1)	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(90.8)	(554,048)	(137.9)	(465,254)	(63,740)	(128.8)

Loss before taxation	(1,298,496)	(246.1)	(1,946,235)	(484.3)	(2,510,940)	(343,998)	(695.3)
Income tax	—	—	(2,866)	(0.7)	(5,868)	(804)	(1.6)
Loss for the year	(1,298,496)	(246.1)	(1,949,101)	(485.0)	(2,516,808)	(344,802)	(696.9)

Non-IFRS adjusted net loss(1)	(401,683)	(76.1)	(501,680)	(124.8)	(801,853)	(109,854)	(222.0)

Notes:

(1)	For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.
(2)	Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	10,284	7,161	981
Research and development expenses	231,000	440,138	234,350	32,106
Administrative expenses	89,978	465,678	937,660	128,459
Selling expenses	4,451	15,684	8,696	1,191

Total	325,429	931,784	1,187,867	162,737

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue decreased by 10.1% from RMB401.8 million in 2023 to RMB361.1 million (US$49.5 million) in 2024.

Our product revenue increased by 61.9% from RMB54.2 million in 2023 to RMB87.7 million (US$12.0 million) in 2024, primarily due to (i) the sales of 49 robosweepers in 2024, (ii) the increase of in the sales of robotaxis from 3 units in 2023 to 18 units in 2024 and (iii) the sales of 10 robovan in 2024, partially offset by the decrease in the sales of our robobuses from 19 units in 2023 to 14 units in 2024.

The following table illustrates our product sales in the years presented:

	For the Year Ended December 31,
	2023	2024
	(unit)
Sales of robotaxis	3	18
Sales of robosweepers	0	49
Sales of robovans	0	10
Sales of robobuses	19	14

Our service revenue decreased by 21.4% from RMB347.7 million in 2023 to RMB273.4 million (US$37.5 million) in 2024, primarily due to a decrease of RMB97.5 million (US$13.4 million) in revenue from other technology services as our customized R&D services for certain client had been completed since the third quarter of 2024 and partially offset by an increase of RMB23.2 million (US$3.2 million) in revenue from autonomous driving related operational and technical support services as enlarged operational services generated from robobuses and robosweepers.

Cost of revenue

Our cost of goods sold increased from RMB34.1 million in 2023 to RMB71.7 million (US$9.8 million) in 2024, primarily as a result of the increase in the sales of our robotaxis, robosweepers and robovans.

Our cost of services decreased from RMB184.2 million in 2023 to RMB178.7 million (US$24.5 million) in 2024, mainly due to a decrease in service fee for other technology services from RMB139.6 million in 2023 to RMB115.9 million (US$15.9 million) in 2024 as our customized R&D services for certain client was completed during the third quarter of 2024, paralleling the decrease in our service revenue, partially offset by an increase of RMB18.4 million in operational and technical supporting services.

Gross profit and gross margin

Our gross profit decreased from RMB183.5 million in 2023 to RMB110.7 million (US$15.2 million) in 2024. Our gross margin decreased from 45.7% in 2023 to 30.7% in 2024. The decrease was primarily due to (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices (ii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024, and (iii) relatively low profit margin from our enlarged intelligent data services which commenced in 2024.

Research and development expenses

Our research and development expenses increased by 3.1% from RMB1,058.4 million in 2023 to RMB1,091.4 million (US$149.5 million) in 2024, mainly due to (i) an increase of RMB161.1 million (US$22.1 million) in payroll and employee benefits, mainly for strengthening and enhancing the technological leadership and position in the industry, (ii) an increase of RMB44.2 million (US$6.1 million) in professional service fee for sensor suites upgrading related to our autonomous driving vehicles, and (iii) an increase of RMB8.1 million (US$1.1 million) in service fee from a related party for surveying and mapping services partially offset by a decrease in share-based compensation of RMB205.8 million (US$28.2 million), primarily resulting from the recognition of the share-based compensation for restricted share units since August 2023 when the vesting of the restricted share units has since become probable.

Administrative expenses

Our administrative expenses increased by 82.1% from RMB625.4 million in 2023 to RMB1,138.8 million (US$156.0 million) in 2024, mainly due to (i) an increase of RMB472.0 million (US$64.7 million) in share-based compensations as a result of the issuance of restricted share units and options in 2024, (ii) an increase of RMB23.8 million (US$3.3 million) in personnel-related expenses mainly attributable to hiring administrative and management personnel and increasing average payroll and employee benefits in 2024 to support the operations of a growing organization, and (iii) an increase of RMB16.0 million (US$2.2 million) in professional service fees mainly related to our initial public offering completed in late 2024.

Selling expenses

Our selling expenses increased by 29.5% from RMB41.4 million in 2023 to RMB53.6 million (US$7.3 million) in 2024, mainly due to (i) an increase in personnel-related expenses and labor costs of RMB11.3 million (US$1.5 million) resulting from an increase in the number of personnel with selling and marketing functions and for business expansion, and (ii) an increase of RMB6.1 million (US$0.8 million) in marketing expenses for brand promotion, business development and clients relationship maintenance. The foregoing increase was partially offset by a decrease of RMB7.0 million (US$1.0 million) in share-based compensation expenses as a result of the decreased issuance of share-based awards in 2024.

Other net income

Our other net income increased from RMB15.8 million in 2023 to RMB16.5 million (US$2.3 million) in 2024, primarily related to a gain on disposal of non-current assets.

Impairment loss on receivables and contract assets

Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US$3.9 million) in 2024, primarily due to that we have proactively made collection efforts with our customers to achieve timely settlement of our trade receivables.

Net foreign exchange gain

Our net foreign exchange gain increased from RMB7.1 million in 2023 to RMB27.9 million (US$3.8 million) in 2024, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars and the increase in foreign currency balances.

Interest income

Our interest income increased from RMB132.0 million in 2023 to RMB176.9 million (US$24.2 million) in 2024, resulting from an increase in our balance of cash and cash equivalents and time deposits held in US dollars as well as an increase in the applicable interest rate.

Fair value changes of financial assets at FVTPL

Fair value changes of financial assets at FVTPL changed from RMB43.0 million in 2023 to negative RMB61.8 million (US$8.5 million) in 2024, primarily as a result of the share price fluctuation of equity investments held by us in 2024.

Other finance costs

Our other finance costs remain stable at RMB3.5 million and RMB3.5 million (US$0.5 million) in 2023 and 2024, mainly due to a decrease in interest expenses for lease liabilities offset by an increase in interest expenses for bank loans.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities measured at FVTPL consist of warrants and convertible notes to purchase/convert into redeemable convertible preference shares. We recorded fair value loss of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023 and nil in 2024. The change was primarily because the relative financial liabilities had been derecognized as of December 31, 2023.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights decreased by 16.0% from RMB554.0 million in 2023 to RMB465.3 million (US$63.7 million) in 2024 because our convertible preferred shares liabilities were converted to equity after our initial public offering completed in October 2024.

Income Tax Expense

We had income tax expenses of RMB5.9 million (US$0.8 million) in 2024, as compared to income tax expenses of RMB2.9 million in 2023, primarily due to an increase in our interest income from our overseas subsidiary.

Loss for the year

As a result of the foregoing, our loss for the period increased by 29.1% from RMB1,949.1 million in 2023 to RMB2,516.8 million (US$344.8 million) in 2024.

Non-IFRS adjusted net loss

Our non-IFRS adjusted net loss increased by 59.8% from RMB501.7 million in 2023 to RMB801.9 million (US$109.9 million) in 2024. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue decreased by 23.8% from RMB527.5 million in 2022 to RMB401.8 million in 2023.

Our product revenue decreased from RMB337.7 million in 2022 to RMB54.2 million in 2023, primarily due to (i) the decrease in the sales of our robobuses from 90 units in 2022 to 19 units in 2023; and (ii) the decrease in the sales of robotaxis from 11 units in 2022 to three units in 2023.

The following table illustrates our product sales in the years presented:

	For the Year Ended December 31,
	2022	2023
Sales of robobuses	90	19
Sales of robotaxis	11	3

The decreases in sales in 2023 were mainly as a result of a challenging macroeconomic environment. Based on our communication with our potential business partners, we have an understanding that they prioritized their budgets in 2023 for investment in other fields. As a result, we recorded less revenue than anticipated in 2023.

Our service revenue increased by 83.1% from RMB189.8 million in 2022 to RMB347.7 million in 2023, primarily due to an increase of RMB105.2 million in ADAS research and development service revenue as a result of the customized research and development services we provided to Bosch, and an increase of RMB52.6 million in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. ADAS research and development service revenue historically contributed a significant portion of our service revenue. Going forward, we expect the revenue from the provision of operational and technical support services as a percentage of service revenue to rise as the operation of our L4 autonomous driving fleet scales. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go in 2022 and 2023.

Cost of revenue

Our cost of goods sold decreased from RMB192.5 million in 2022 to RMB34.1 million in 2023, primarily as a result of the decrease in the sales of our robobuses.

Our cost of services increased from RMB102.5 million in 2022 to RMB184.2 million in 2023, mainly due to an increase in the service fee for the development of the ADAS from RMB13.2 million in 2022 to RMB50.7 million in 2023, and to a lesser extent, an increase in personnel-related expenses from RMB75.4 million in 2022 to RMB101.6 million in 2023, which were incurred in respect of the ADAS research and development service we provided to Bosch and the provision of operational and technical support services for robobuses, robotaxis and robosweepers.

Gross profit and gross margin

Our gross profit decreased by 21.1% from RMB232.5 million in 2022 to RMB183.5 million in 2023. Our gross margin experienced an enhancement in 2023, climbing from 44.1% to 45.7%. The gross profit generated from the sales of our products decreased from RMB145.2 million in 2022 to RMB20.1 million in 2023 primarily as a result of the decrease in the sales of our robobuses. The gross profit generated from the provision of our services increased significantly from RMB87.4 million in 2022 to RMB163.4 million in 2023 primarily due to the increase in ADAS research and development service revenue as well as the increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers.

Research and development expenses

Our research and development expenses increased by 39.5% from RMB758.6 million in 2022 to RMB1,058.4 million, mainly due to an increase in share-based compensation of RMB209.1 million, primarily resulting from the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and an increase in share-based compensation expenses as a result of the issuance of options in 2023, and to a lesser extent, due to an increase of RMB64.8 million in payroll and employee benefits resulting from the expansion of our research and development team due to our enhanced focus on technology investment.

Administrative expenses

Our administrative expenses increased significantly from RMB237.2 million in 2022 to RMB625.4 million in 2023, mainly due to a substantial rise in share-based compensations of RMB375.7 million as a result of the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and as a result of issuance of options in 2023 and the vesting of restricted share units as our initial public offering became probable in 2023, and to a lesser extent, a slight increase in payroll and employee benefits of RMB14.9 million resulting from an increase in the number of personnel with administrative function.

Selling expenses

Our selling expenses increased by 75.8% from RMB23.6 million in 2022 to RMB41.4 million, mainly due to an increase of RMB11.2 million in share-based compensations as a result of issuance of options in 2023, and an increase of RMB8.6 million in personnel-related expenses resulting from an increase in the number of personnel with selling and marketing functions.

Other net income

Our other net income decreased by 18.4% from RMB19.3 million in 2022 to RMB15.8 million in 2023, primarily resulted from a decrease in government grants.

Impairment loss on receivables and contract assets

Our impairment loss on receivables and contract assets increased significantly from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily due to the aging deterioration of receivables and contract assets as a result of slowed down cash collection from our customers, and the increase of our balances of receivables.

Net foreign exchange gain

Our net foreign exchange gain decreased from RMB20.2 million in 2022 to RMB7.1 million in 2023, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.

Interest income

Our interest income increased from RMB36.1 million in 2022 to RMB132.0 million in 2023, resulting from an increase in our balance of cash and time deposits held in US dollars as well as an increase in the applicable interest rate.

Fair value changes of financial assets at FVTPL

Fair value changes of financial assets at FVTPL increased significantly from RMB7.7 million in 2022 to RMB43.0 million in 2023, primarily as a result of the longer holding period of wealth management products held by us in 2023.

Other finance costs

Our other finance costs decreased by 16.9% from RMB4.2 million in 2022 to RMB3.5 million in 2023, mainly due to a decrease on interest for lease liabilities.

Inducement charges of warrants

Our inducement charges of warrants was RMB125.2 million and nil in 2022 and 2023, respectively. The incurrence of the inducement charges of warrants in 2022 was due to the issuance of warrants in 2022 which were granted to certain preferred share investors without additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities. In 2023, we did not issue new warrants.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities consist of warrants and convertible notes to purchase/convert into redeemable convertible preference shares. We recorded fair value gain of financial liabilities measured at FVTPL in the amount of RMB25.3 million in 2022 and fair value loss of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023. The change was primarily due to the change in the fair value of convertible notes and warrants due to the expiration of warrants issued to certain preferred share investors in 2022 and the exercise of the remaining warrants in 2023.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights increased by 15.6% from RMB479.2 million in 2022 to RMB554.0 million in 2023 as a result of changes in the present value of the redemption amounts of our convertible redeemable preferred shares and other financial instruments.

Income tax expense

We had income tax expenses of RMB2.9 million in 2023, representing withholding taxes on interest income generated by our overseas subsidiaries. We did not record income tax expense in 2022.

Loss for the year

As a result of the foregoing, our loss for the year increased by 50.1% from RMB1,298.5 million in 2022 to RMB1,949.1 million in 2023.

We expect to narrow our loss in the foreseeable future. We have generated increasing commercialization revenue from autonomous driving products and services in most previous financial years, and have witnessed a change of revenue mix resulting from an increased service revenue. We expect this upward trend in our commercialization revenue to resume as we grow our business strategically and achieve large-scale commercialization. However, as we are in the early stage of commercialization and our revenue mix is shifting in response to evolving market condition, this upward trend is expected to be volatile.

At the same time, we anticipate that our cost of revenue and operating expenses will grow moderately and at a slower pace than the revenue increase. In particular, we expect to (i) lower the per unit production cost of our autonomous driving products as we achieve economies of scale from expanded fleet size and through WeRide One, benefiting from the high level of commonality in software and hardware across our different products that this platform provides; (ii) improve research and development efficiency as WeRide One delivers efficient capital utilization on both software and hardware levels, shortens the development cycle of new products and allows us to conquer new use cases quickly and efficiently; and (iii) improve deployment efficiency as our well-defined product lines and platform approach enable technology reusability, multi-use case coverage and market synergies.

On the other hand, losses attributable to changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, which totaled RMB479.2 million and RMB554.0 million in 2022 and 2023. With the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in October 2024, we expect our loss for the year to be reduced in the near future.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” for a non-exhaustive list of factors that may affect our ability to narrow our loss. In addition, we will recognize a substantial amount of share-based compensation expenses upon the completion of our initial public offering. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”

Non-IFRS adjusted net loss

Our non-IFRS adjusted net loss increased by 24.9% from RMB401.7 million in 2022 to RMB501.7 million in 2023. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

Non-IFRS Financial Measures

In evaluating our business, we consider and use of the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. We define adjusted net loss as loss for the year excluding share-based compensation expenses, inducement charges of warrants, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, all of which are net of nil tax.

We present the non-IFRS financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impacts of the aforementioned non-cash adjustment items that we do not consider to be indicative of our core operations. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of expenses that affect our operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss for the years indicated to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of loss for the year to adjusted net loss:
Loss for the year	(1,298,496)	(1,949,101)	(2,516,808)	(344,802)
Add:
Share-based compensation expenses	325,429	931,784	1,187,867	162,737
Inducement charges of warrants	125,213	—	—	—
Fair value changes of financial assets at FVTPL	(7,731)	(42,960)	61,834	8,471
Fair value changes of financial liabilities measured at FVTPL	(25,308)	4,549	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	479,210	554,048	465,254	63,740

Non-IFRS adjusted net loss	(401,683)	(501,680)	(801,853)	(109,854)

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

As of December 31, 2024, we have financed our operating and investing activities mainly through historical equity financing activities. In October 2024, we completed our initial public offering on the Nasdaq Stock Market, raising gross proceeds of US$120.0 million, excluding proceeds from the underwriters’ partial exercise of their option to purchase additional ADSs, combined with US$320.5 million concurrent private placement.

As of December 31, 2023 and 2024, our cash and cash equivalents were RMB1,661.2 and RMB4,268.3 million (US$584.8 million), respectively. As of December 31, 2023 and 2024, our time deposits were RMB2,550.3 million and RMB620.1 million (US$85.0 million), respectively. As of December 31, 2023 and 2024, our financial assets at FVTPL was RMB317.0 million and RMB1,742.1 million (US$238.7 million), respectively. Our financial assets at FVTPL primarily represents our investments in wealth management products and in a listed company.

We believe our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness could expose us to additional obligations and restrictions with respect to our operations. In the event that we are unable to secure sufficient financing resources in amounts or on terms acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2024, 35.2% and 64.8% of our cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL were held in mainland China and outside mainland China, respectively, and 7.6% and 92.1% were denominated in Renminbi and U.S. dollars, respectively. Our cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL as of December 31, 2024 outside mainland China was held primarily in Singapore, the U.S., and Middle East.

For cash concentration disclosures, see Note 30(f) to our audited consolidated financial statements included elsewhere in this annual report.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions. We expect to repatriate a portion of the proceeds raised in our offshore offerings into our PRC operations for general corporate purposes within the business scope of our mainland China subsidiaries but such limitation under PRC laws and regulations could delay us from using the proceeds from our offshore offerings to make loans or capital contributions to our mainland China subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to use the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For other restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

A substantial majority of our revenue has been denominated in RMB for the years ended December 31, 2022, 2023 and 2024. Under existing PRC laws and regulations, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following the applicable procedural requirements. However, our mainland China subsidiaries are allowed to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Some of government grants received and anticipated to be received by our company are unconditional while some have conditions attached. Under the terms and conditions of the government grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China.

We received government grants in cash of RMB24.9 million, RMB52.4 million and RMB19.5 million (US$2.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Almost all the grants were provided by the governments in mainland China and received in Renminbi.

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(670,381)	(474,890)	(593,595)	(81,322)
Net cash (used in)/generated from investing activities	(2,202,414)	(546,944)	325,505	44,594
Net cash generated from financing activities	2,184,588	446,954	2,823,875	386,869

Net (decrease)/increase in cash and cash equivalents	(688,207)	(574,880)	2,555,785	350,141
Cash and cash equivalents as of January 1	2,725,568	2,233,691	1,661,152	227,577
Effect of foreign exchange rate changes	196,330	2,341	51,363	7,037

Cash and cash equivalents as of December 31	2,233,691	1,661,152	4,268,300	584,755

Operating activities

Net cash used in operating activities in 2024 was RMB593.6 million (US$81.3 million). The difference between the loss for the period of RMB2,516.8 million (US$344.8 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,919.5 million (US$263.0 million), mainly consisted of share-based compensation expenses of RMB1,187.9 million (US$162.7 million) and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB465.3 million (US$63.7 million), and (ii) a net decrease in working capital, which represents total current assets less total current liabilities, by RMB7.5 million (US$1.0 million). The net decrease in working capital was primarily attributable to an increase in other payables, deposits received and accrued expenses of RMB98.6 million (US$13.5 million), a decrease in trade receivables and contract assets of RMB43.2 million (US$5.9 million) mainly due to enhanced cash collection from customers, partially offset by (i) a decrease in amounts due to related parties of RMB68.4 million (US$9.4 million) for settlement of purchase orders to Yutong affiliates and Yuji affiliates, and (ii) an increase in inventories of RMB62.3 million (US$8.5 million) mainly driven by stocking for foreseeable purchase orders.

Net cash used in operating activities in 2023 was RMB474.9 million. The difference between the loss for the year of RMB1,949.1 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,585.2 million, mainly consisted of share-based compensation expenses of RMB931.8 million, changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB554.0 million, and (ii) partially offset by a net increase in working capital by RMB108.1 million. The net increase in working capital was primarily attributable to increase in trade receivables of RMB54.1 million mainly due to the aging deterioration of receivables and longer period for cash collection, increase in inventories of RMB68.5 million driven by increased stocking for foreseeable purchase orders, and an increase in prepayments, deposits and other receivables of RMB108.4 million primarily due to prepayments for the bulk purchase of autonomous driving sensors and increased payments made on behalf of customers.

Net cash used in operating activities in 2022 was RMB670.4 million. The difference between the loss for the year of RMB1,298.5 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB991.9 million, mainly consisted of changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB479.2 million, inducement charges of warrants of RMB125.2 million and share-based compensation expenses of RMB325.4 million, and (ii) partially offset by a net increase in working capital by RMB363.8 million. The net increase in working capital was primarily attributable to an increase in trade receivables and contract assets of RMB308.9 million and an increase in inventory of RMB41.5 million driven by the increase in the sales of our autonomous driving vehicles and provision of ADAS services and partially offset by (i) an increase in other non-current liabilities and other payables, deposits received and accrued expenses of RMB14.8 million and (ii) a decrease in prepayments to and amount due from related parties by RMB9.0 million.

Investing activities

Cash generated from investing activities in 2024 was RMB325.5 million (US$44.6 million), consisting primarily of proceeds from maturity of time deposits of RMB5,156.8 million (US$706.5 million) and proceeds from sales of financial assets measured at FVTPL of RMB324.8 million (US$44.5 million), partially offset by payments for purchase of financial assets at FVTPL of RMB1,807.5 million (US$247.6 million) and purchase of time deposits of RMB3,257.0 million (US$446.2 million).

Cash used in investing activities in 2023 was RMB546.9 million, consisting primarily of purchase of time deposits of RMB2,915.3 million and payments for purchase of financial assets at FVTPL of RMB1,965.3 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB2,925.3 million and proceeds from maturity of time deposits of RMB1,454.4 million.

Cash used in investing activities in 2022 was RMB2,202.4 million, consisting primarily of purchase of financial assets at FVTPL of RMB2,041.2 million and purchase of time deposits of RMB1,487.9 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB929.8 million.

Financing activities

Cash generated from financing activities in 2024 was RMB2,823.9 million (US$386.9 million), consisting primarily of proceeds from issuance of ordinary shares relating to our initial public offering and exercise of the over-allotment option, net of commissions of RMB3,170.8 million (US$434.4 million), which was partially offset by payment of withholding tax arising from the settlement of vested RSUs of RMB394.2 million (US$54.0 million).

Cash generated from financing activities in 2023 was RMB447.0 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB485.3 million.

Cash generated from financing activities in 2022 was RMB2,184.6 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB2,163.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures were RMB82.7 million, RMB37.0 million and RMB85.5 million (US$11.7 million) in 2022, 2023 and 2024, respectively. Capital expenditures primarily represent expenditures on payments for purchase of intangible assets, property and equipment. The following table sets forth our capital expenditure for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Purchase of property and equipment	(80,812)	(36,650)	(84,004)	(11,509)
Purchase of intangible assets	(1,881)	(304)	(1,504)	(206)

Total	(82,693)	(36,954)	(85,508)	(11,715)

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development. We intend to fund our future capital expenditures with our existing cash balance and proceeds from offshore offerings.

Contractual Obligations

Our contractual obligations primarily include (i) our operating lease obligations, (ii) our obligations to repurchase equity interest of and make payment to certain investors in one of our subsidiaries if certain agreed performance condition is not satisfied, (iii) vehicle purchase agreements with our OEM partners, and (iv) research and development service agreement with another OEM partner.

Our operating lease obligations primarily related to the rentals for office premises, staff accommodations and garage in mainland China and outside mainland China. Our leasing expense was RMB33.1 million, RMB37.1 million and RMB40.2 million (US$5.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table sets forth our operating lease obligations as of December 31, 2024.

		Payment Due by Period
	Total	Less Than 1 Year	1-2 Years	2-5 Years
	(RMB in thousands)
Operating lease commitment	67,175	38,524	22,761	5,890

In addition, WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation with the shareholders of Wenyuan Yuexing, we agreed to redeem 15% equity interest of Wenyuan Yuexing from one of the investors in advance in 2021. Our total liabilities under the aforesaid obligations were RMB41.1 million (US$5.6 million) as of December 31, 2024.

We entered into a vehicle purchase agreement with an affiliate of our shareholder, pursuant to which we committed to purchase vehicles with an aggregated purchase amount of RMB100.3 million (US$13.8 million) in 2024. As of December 31, 2024, we have paid RMB55.4 million (US$7.6 million) under this vehicle purchase agreement.

We also entered into a vehicle purchase agreement with a third-party OEM partner, pursuant to which we committed to purchase vehicles manufactured by this third-party OEM partner with an aggregated purchase amount of RMB32.7 million (US$4.5 million) in 2024 and 2025. As of December 31, 2024, we have paid RMB15.4 million (US$2.1 million) under this vehicle purchase agreement.

Furthermore, we entered into a research and development service agreement with another OEM partner, pursuant to which we will purchase research and development services with an aggregated purchase amount of RMB216.8 million (US$29.8 million) in 2024 and 2025. As of December 31, 2024, no research and development services has been provided and we have not paid any consideration yet.

We intend to fund our existing and future material cash requirements with our existing cash balance. Other than as discussed above, we did not have any significant capital or other commitments, long-term or other contractual obligations or guarantees, including relating to contracts entered into with our OEM partners and Tier-1 supplier partners, as of December 31, 2024 and any subsequent interim period.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

WeRide Inc. is a holding company with no material operations of its own. We conduct our business primarily through our subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 1(e) of our consolidated financial statements included elsewhere in this annual report.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these consolidated financial statements in conformity with IFRS as issued by the IASB requires us to exercise estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenue and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our consolidated financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our consolidated financial statements. For a detailed discussion of our significant accounting estimates and judgments, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

The critical accounting estimates that we believe to have the most significant impact on our consolidated financial statements are described below.

Share-based compensation

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We had to estimate the vesting periods of the share awards which were variable and subject to an estimate of when an initial public offering of our Company would occur before we completed our initial public offering in October 2024. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 30 to our consolidated financial statements included elsewhere in this annual report.

Fair Value of Our Shares

Prior to completion of our initial public offering, we were a private company with no quoted market prices for our shares. We therefore made estimates of the fair value of our shares on various dates for the following purposes:

•	determining the fair value of our share-based compensation to our employees at each grant date; and

•	determining the fair value of our financial liabilities for the warrants at the issuance date and each period end.

The following table sets forth the fair value of our shares.

Date of Valuation	Fair Value Per Share	Discount Rate	DLOM	Exercise Price of Share Options Per Share
				(US$)
June 30, 2022	2.88	20%	15%	0.55-1.24
December 31, 2022	3.42	20%	13%	0.46-1.24
June 30, 2023	3.44	20%	11%	N/A
December 31, 2023	3.46	20%	7%	0.55-1.24
June 30, 2024	3.47	20%	4%	1.22
July 26, 2024	4.82	20%	4%	0.00-1.22
August 1, 2024	4.82	20%	4%	1.22-1.24

We utilized discounted cash flow, or DCF, valuation model to determine the fair value of our shares.

With the assistance of an independent valuation firm, we applied an income approach, specifically a DCF analysis based on our projected cash flows using management’s best estimates as of the valuation date to determine the fair value of our shares. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts, the major assumptions used in earnings forecasts include revenue growth rate and the profit margin. However, these fair values are inherently uncertain and highly subjective. The other assumptions used in calculating the fair value of our shares using income approach include:

•

Discount Rates. The discount rates listed out in the table were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model and Finnerty option model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The determination of the fair value of our shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the date of valuation.

The option-pricing method was used to allocate the enterprise’s value to ordinary shares and convertible redeemable preferred shares. This method treats ordinary shares and convertible redeemable preferred shares as call options on the enterprise’s value, with exercise prices based on their respective payoffs upon a liquidity event, such as a sale of our Company, an initial public offering, or a redemption event, and estimates of risk free rate and the volatility of our equity securities. The anticipated timing is based on the plans of our Board and management.

The fair value of our shares increased from US$2.88 per share as of June 30, 2022 to US$3.42 per share as of December 31, 2022. This increase was primarily attributable to (i) our successful completion of series d+ preferred shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of DLOM from 15% to 13% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our shares increased from US$3.42 per share as of December 31, 2022 to US$3.44 per share as of June 30, 2023. This increase was primarily attributable to decrease of DLOM from 13% to 11% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our shares remained largely stable from US$3.44 per share as of June 30, 2023 to US$3.46 per share as of December 31, 2023. This slight increase was primarily attributable to a decrease of DLOM from 11% to 7% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our shares remained stable from US$3.46 per share as of December 31, 2023 to US$3.47 per share as of June 30, 2024. This slight increase was primarily attributable to a decrease of DLOM from 7% to 4% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.

The fair value of our shares increased from US$3.47 per share as of June 30, 2024 to US$4.82 per share as of July 26, 2024 which is 7% discount on the lower end of our initial public offering price range. This increase is primarily due to the heightened probability of an initial public offering as a result of our initial public offering plan.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers**	Age	Position/Title
Tony Xu Han	48	Founder, Chairman and Chief Executive Officer
Yan Li	50	Co-founder, Director and Chief Technology Officer
Hua Zhong	48	Senior Vice President
Jennifer Xuan Li	36	Chief Financial Officer and Head of International
Qingxiong Yang	43	Vice President
Takao Asami	66	Director
Huiping Yan	58	Director*
David Tong Zhang	62	Director*
Jean-François Salles	56	Director

Note:

*

Each of Huiping Yan and David Tong Zhang has been determined by us to satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Dr. Tony Xu Han founded our company and currently serves as chairman and Chief Executive Officer. Prior to founding our company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vison and machine learning. He worked as the Chief Scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU and HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008.

Dr. Yan Li co-founded our company and currently serves as our director and Chief Technology Officer. Prior to co-founding our company, Dr. Li served as the director of engineering of Ucar Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.) where he was responsible for developing machine learning algorithms and engines. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999 and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009.

Dr. Hua Zhong has served as our senior vice president since our inception. Prior to joining our company, Dr. Zhong was a principal engineer at Ucar Inc. Prior to that, Dr. Zhong worked at Google as well as Siemens. Dr. Zhong previously worked at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in computer science from Tsinghua University in 2000, and Ph.D. in computer science from Carnegie Mellon University in the United States in 2008.

Ms. Jennifer Xuan Li joined our company in 2020, and currently serves as our Chief Financial Officer and Head of International. Prior to joining our company, Ms. Li served as the investment director of SenseTime from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the strategic investment director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li previously worked at the investment banking division of Deutsche Bank and at UBS. Ms. Li received her double bachelor’s degrees in computer science and business management from Nanyang Technological University.

Dr. Qingxiong Yang has served as our Vice President since 2021. Prior to joining our company, Dr. Yang served as the chief executive officer of MoonX.AI (currently known as Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.) from 2018 to 2021. Prior to that, Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016, where his research focused on computer vision and graphics. Dr. Yang received his bachelor’s degree in electric engineering and information science from the University of Science and Technology of China in 2004 and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010.

Mr. Takao Asami has served as our director since April 2022. Mr. Asami has worked at multiple positions at Nissan Motor Co., Ltd. and Renault S.A. Mr. Asami has been the chairman of the board of directors of Nissan Technology Development (Shanghai) Co., Ltd. (formerly known as Alliance Automotive Research & Development (Shanghai) Co., Ltd., which was a joint venture company between Renault S.A. and Nissan Motor Co., Ltd.), currently a subsidiary of Nissan Motor Co., Ltd. since February 2019 and a member of the board of directors of Nissan (China) Investment Co., Ltd., a subsidiary of Nissan Motor Co., Ltd., since February 2023. Since 2013, he has served as a Senior Vice President at Nissan Motor Co., Ltd. From 2009 to 2013, he was the corporate vice president focusing on research at Nissan Motor Co., Ltd. Mr. Asami received his bachelor’s degree in electrical engineering from the University of Tokyo Faculty of Engineering in 1981 and his master’s degree in electrical engineering from the University of Southern California School of Engineering in the United States in 1988.

Ms. Huiping Yan has served as our director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electirc Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Mr. David Tong Zhang has served as our director since October 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang had been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, from which he retired in 2024. Prior to joining Kirkland & Ellis International LLP in 2011, Mr. Zhang was a partner of Latham & Watkins LLP for eight years. Mr. Zhang is an independent non-executive director of Fosun International Limited (HKEX: 00656), a global innovation-driven consumer group; a non-executive director of Noah Holdings Private Wealth and Asset Management Limited (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider; and an independent director of Morgan Stanley Securities (China) Co., Ltd. He is a member of the Board of Trustees of Tulane University. Mr. Zhang earned his juris doctor degree from Tulane University Law School in the United States in 1991.

Mr. Jean-François Salles has served as our Director since 2025. Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992.

B.	COMPENSATION

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB29.9 million (US$4.1 million) in cash to our executive officers, and we did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, dishonest act that results in material detriment to us, or material breach of the employment agreement. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and typically for two years following the termination of the employment. Each executive officer has also agreed to be subject to certain non-solicitation restrictions during the term of his or her employment and typically for one year following the termination of the employment. Specifically, each executive officer has agreed not to (i) solicit from any customer or business partner doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2018 Share Plan

In June 2018, our shareholders and board of directors approved the 2018 Share Plan, which was amended and restated in July 2024 and may be amended and restated from time to time, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Plan is 311,125,716 shares initially, which will be increased by a number equal to 1.0% of the total number of issued and outstanding shares on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year. As of the date of the annual report, we had 64,257,435 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 119,915,538 ordinary shares.

The following paragraphs summarize the principal terms of the 2018 Share Plan.

Type of Awards. The 2018 Share Plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of restricted share units to acquire shares. Options granted under the plan may be ISOs intended to qualify under Code Section 422 or NSOs which are not intended to so qualify.

Plan Administration. Our board of directors or one or more committees appointed by the board of directors will administer the plan. The committee or the board of directors, as applicable, shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

Award Agreement. Each award of shares, each sale of shares, each grant of an option and each grant of restricted share units under the plan shall be evidenced by a share grant agreement, a share purchase agreement, a share option agreement and restricted share unit agreement, respectively. Such award, sale and option shall be subject to all applicable terms and conditions of the plan and which the board of directors deems appropriate for inclusion in a share grant agreement or share purchase agreement.

Eligibility. Our employees, outside directors and consultants are eligible for the grant of awards under the plan, while only employees shall be eligible for the grant ISOs.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant share option agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for shares to be offered or options or restricted share units to be granted, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by a beneficiary designation, by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the plan has a term of ten years after the later of (i) the date when the board of directors adopted the plan or (ii) the date when the board of directors and company’s shareholders approved the most recent increase in the number of shares reserved. Our board of directors has the authority amend, suspend, or terminate the plan at any time and for any reason. Any amendment to the plan, however, is subject to the company’s shareholder approval only to the extent required to comply with applicable laws, regulations and rules.

The following table summarizes, as of the date of this annual report, the outstanding awards granted to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tony Xu Han	27,595,520		1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Yan Li	10,513,974		1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Hua Zhong	4,763,687		1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Jennifer Xuan Li	12,149,857		0.46 to 1.24	Between November 23, 2020 and July 26, 2024	Between February 4, 2031 and July 25, 2034
	13,500,000	(1)	—	July 26, 2024	July 25, 2034
Qingxiong Yang		*	0.55	April 15, 2021	October 24, 2031
All directors and executive officers as a group	70,323,038

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
(1)	Represents restricted share units.

As of the date of this annual report, other employees and consultants as a group hold options to purchase a total of 63,092,500 ordinary shares of our company and 50,757,435 restricted share units.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Huiping Yan and David Tong Zhang. Huiping Yan is the chairperson of our audit committee. We have determined that Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Huiping Yan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Tony Xu Han, Huiping Yan and David Tong Zhang. Tony Xu Han is the chairperson of our compensation committee. We have determined that Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Tony Xu Han, Huiping Yan and David Tong Zhang. Tony Xu Han is the chairperson of our nominating and corporate governance committee. We have determined that Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Pursuant to our currently effective memorandum and articles of association, for so long as Tonyhan Limited and Yanli Holdings Limited, which we refer to as the Founder Entities, or their affiliates remain as shareholders of our company, such shareholders shall together be entitled to appoint, remove and replace at least two directors, or each, a Founder Entity Appointed Director, by delivering a written notice to us.

Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., Dr. Tony Xu Han and Dr. Yan Li, which became effective upon the completion of our initial public offering, Alliance Ventures, B.V. is entitled to appoint, remove, and replace two directors by delivering a written notice to us. In the event Alliance Ventures, B.V. sells our shares equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Nominating and Support Agreement.”

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board (other than a Founder Entity Appointed Director or independent directors) or as an addition to the existing board.

Our directors (other than a Founder Entity Appointed Director or independent directors) are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders (except with regard to the removal of the chairman of our board, who may only be removed from office by a special resolution of our shareholders). The service of our independent directors is subject to a fixed term of one year and may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes prohibited by applicable law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found to be or becomes of unsound mind; (iv) resigns his or her office by notice in writing to our company, or (v) without special leave of absence from our board, is absent from three consecutive board meetings and our board (excluding the absent director) resolves that his or her office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	EMPLOYEES

We had 639, 718 and 3,093 employees globally as of December 31, 2022, 2023 and 2024, respectively. The significant increase of our number of employees was primarily a result of the significant increase in the number of R&D data processing staff. We hired these R&D data processing staff in order to provide processing services to our customers to better cater to our customers’ business needs, as well as to facilitate our own research and development.

As of December 31, 2024, we had 2,964 employees based in mainland China and 129 employees outside mainland China. As of December 31, 2024, our 3,093 employees include 180 temporary employees (interns).

The following table sets forth the number of our employees by function as of December 31, 2024

Function	Number of Employees	Percentage (%)
Research and development engineers	677	21.9
R&D data processing staff	2,228	72.0
Sales and marketing	63	2.0
Operations	52	1.7
General management and administration	73	2.4

Total	3,093	100.0

Our employees have set up a labor union in China according to the applicable PRC laws and regulations. To date, we have not experienced any labor strike, and we consider our relationship with our employees to be good.

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in mainland China.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our employees in accordance with common market practice.

E.	SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of the annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 798,772,293 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of the date of the annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares		Class B Ordinary Shares	% of Total Ordinary Shares		% of Aggregate Voting Power†
Directors and Executive Officers:**
Tony Xu Han(1)	—		60,346,665	6.9		64.3
Yan Li(2)	27,129,666		21,245,992	5.6		26.6
Hua Zhong(3)	19,920,721		—	2.3		0.7
Jennifer Xuan Li(4)	23,727,199		—	2.7		0.8
Qingxiong Yang(5)		*	—		*		*
Takao Asami(6)	—		—	—		—
Huiping Yan(7)	—		—	—		—
David Tong Zhang(8)	—		—	—		—
Jean-François Salles(9)	—		—	—		—
All directors and executive officers as a group	72,577,586		81,592,657	17.0		81.5
Principal Shareholders:
Tony Xu Han(1)	—		60,346,665	6.9		64.3
Yan Li(2)	27,129,666		21,245,992	5.6		26.6
Yutong entities(10)	132,494,900		—	15.5		4.4
Qiming entities(11)	62,865,042		—	7.4		2.1
Alliance Ventures B.V.(12)	63,680,080		—	7.5		2.1

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 40 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)

Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, and (iii) 19,097,075 Class B ordinary shares Dr. Tony Xu Han has the right to acquire upon exercise of options within 60 days after the date of the annual report. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. The registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) 13,564,823 Class B ordinary shares and 11,129,666 Class A ordinary shares held by Humber Partners Limited, (ii) 10 Class B ordinary shares and 16,000,000 Class A ordinary shares held by Yanli Holdings Limited, and (iii) 7,681,159 Class B ordinary shares Dr. Yan Li has the right to acquire upon exercise of options within 60 days after the date of the annual report. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. The registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents 16,573,442 Class A ordinary shares and 3,347,279 Class A ordinary shares Dr. Hua Zhong has the right to acquire upon exercise of options within 60 days after the date of the annual report.
(4)	Represents Class A ordinary shares Ms. Jennifer Xuan Li has the right to acquire upon exercise of options or vesting of restricted share units within 60 days after the date of the annual report.
(5)	Represents Class A ordinary shares Dr. Qingxiong Yang has the right to acquire upon exercise of options within 60 days after the date of the annual report.
(6)	The business address of Mr. Takao Asami is 560-2 Okatsukoku, Atsugi-shi, Kanagawa-ken, 243-0192, Japan.
(7)	The address of Ms. Huiping Yan is Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, People’s Republic of China.
(8)	The address of Mr. David Tong Zhang is Apt 1293, Tower 17, Hong Kong Parkview, 88 Tai Tam Reservoir Road, Hong Kong.

(9)	The address of Mr. Jean-François Salles is 6, allée de l’Etang - 91190 Gif-sur-Yvette, France.
(10)

Represents (i) 66,247,450 Class A ordinary shares held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership), or Zhengzhou Xufeng; and (ii) 66,247,450 Class A ordinary shares held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng, as reported on the Schedule 13G filed by these entities on February 14, 2025. We refer to Zhengzhou Xufeng and Beijing Xufeng collectively as Yutong entities in this annual report. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd., which, in turn, is controlled by seven individuals, namely Yuxiang Tang, Jianwei Cao, Baofeng Zhang, Yiguo Zhang, Bo Yang, Xinlei Lu and Lei Wang. Each of these individuals disclaims beneficial ownership of the shares of the issuer owned by the Yutong entities. The registered address of Zhengzhou Yutong Group Co., Ltd. is No. 8, Changchun Road, High-Tech Industrial Development Zone, Zhengzhou City, China. The registered address of each of Zhengzhou Xuxin Industrial Co., Ltd. and Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.

(11)

Represents (i) 47,787,195 Class A ordinary shares held by Qiming Venture Partners V, L.P.; (ii) 1,482,675 Class A ordinary shares by Qiming Managing Directors Fund V, L.P.; (iii) 13,471,028 Class A ordinary shares held by Qiming Venture Partners VII, L.P.; and (iv) 124,144 Class A ordinary shares held by Qiming VII Strategic Investors Fund, L.P., as reported on the Schedule 13G filed by these entities on February 10, 2025. We refer to Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. together as Qiming Entities in this annual report.

The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. in the company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(12)

Represents (i) 34,573,269 Class A ordinary shares directly owned by Alliance Ventures B.V., (ii) 10,616,604 Class A ordinary shares beneficially owned by Renault s.a.s., and Renault S.A., and (iii) 18,490,206 Class A ordinary shares beneficially owned by Nissan Motor Co., Ltd., as reported on the Schedule 13D filed by Alliance Ventures B.V., Renault s.a.s., Renault S.A. and Nissan Motor Co., Ltd. on November 4, 2024. Alliance Ventures B.V. has three shareholders: Renault s.a.s., Nissan Motor Co., Ltd. and Mitsubishi Motors Corp. Renault s.a.s. is wholly owned by Renault S.A., which is in turn owned by French state, Nissan Finance Co., Ltd. and certain minority shareholders. Nissan Motor Co., Ltd. is owned by Renault S.A. and certain minority shareholders. Mitsubishi Motors Corp. is owned by Mitsubishi Corporation, Nissan Motor Co., Ltd. and certain minority shareholders. Renault S.A., Nissan Motor Co., Ltd., Mitsubishi Corporation, and Mitsubishi Motors Corporation are public companies. The registered address of Alliance Ventures B.V. is Boeingavenue 275, 1119PD Schiphol-Rijk, the Netherlands.

To our knowledge, as of the date of this annual report, 114,164,923 of our Class A ordinary shares were held by 69 record holders in the United States. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Most of our operations are conducted in China, and a majority of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have been informed by Travers Thorp Alberga, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Travers Thorp Alberga that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Commerce & Finance Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this report. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to mainland China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Shareholders Agreement

Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our sixth amended and restated shareholders agreement terminated upon consummation of our initial public offering.

Demand Registration Rights. At any time or from time to time following six months after the closing of our initial public offering, holders of at least 30% of the voting power of the then outstanding registrable securities may request in writing that we effect the registration of the registrable securities under the Securities Act where the anticipated aggregate offering price is in excess of US$15.0 million. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than a total of two demand registrations.

Piggyback Registration Rights. If we propose to register for our own account any of our securities, or for the account of any holder of securities any of such holder’s securities, in connection with the public offering of such securities, we shall give each holder of the registrable securities a written notice of such registration, and, upon the written request of any holder given within 15 days after the delivery of such notice, we shall use commercially reasonable efforts to include in such registration any registrable securities thereby requested to be registered by such holder.

Form F-3 Registration Rights. If we are eligible to use a Form F-3 registration statement, holders of at least 30% of our voting power of the then outstanding registrable securities may request us to file a registration on Form F-3. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than two registrations within any 12-month period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, applicable to the sale of registrable securities specified in the sixth amended and restated shareholders agreement.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) five years from the date of the closing our initial public offering, (ii) with respect to any holder of the registrable securities, the date when the holder of such registrable securities may sell all of such holder’s registrable securities under Rule 144 of the Securities Act within a 90-day period and (iii) the closing of a deemed liquidation event as defined in the sixth amended and restated shareholders agreement.

Private Placements Concurrent with Initial Public Offering

Concurrently with the completion of our initial public offering, certain existing shareholders (and their affiliates) purchased Class A ordinary shares from us through a private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act. Including (i) US$97 million by Alliance Ventures, the venture capital fund of the Renault Nissan Mitsubishi Alliance, and (ii) US$20 million by Guangqizhixing Holdings Limited and Gac Capital International Ltd. The concurrent private placements were each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Pre-IPO shareholders holding at least 95% of our total outstanding share capital have agreed with the underwriters in our initial public offering not to, directly or indirectly, sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days (or 12 months for Guangqizhixing Holdings Limited for the ordinary shares subscribed in the concurrent private placement) after October 24, 2024, the date of the prospectus used in the initial public offering, without the prior written consent of the representatives of the underwriters of the initial public offering, subject to certain exceptions.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Nominating and Support Agreement

We entered into a nominating and support agreement with Alliance Ventures, B.V., a shareholder of our Series C-1 Preferred Shares, Dr. Tony Xu Han, our chairman and chief executive officer, and Dr. Yan Li, our director and chief technology officer, on July 26, 2024, which became effective upon the completion of our initial public offering. The nominating and support agreement provides for the special right for Alliance Ventures, B.V. to appoint, remove, and replace two directors. In the event Alliance Ventures, B.V. sells our shares equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. Dr. Tony Xu Han and Dr. Yan Li have agreed to cause the Founder Entities to exercise their rights to appoint the Founder Entity Appointed Directors under our eighth amended and restated memorandum and articles of association to elect Alliance Ventures, B.V.’s directors to our board.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Yutong

Transactions with Yutong Bus Co., Ltd. In 2022, 2023 and 2024, we sold goods to Yutong Bus Co., Ltd., an affiliate of our shareholder, the Yutong entities, with an aggregate amount of RMB43.7 million, RMB5.7 million and nil, respectively. In 2022, 2023 and 2024, we also provided services to Yutong Bus Co., Ltd. with an aggregate consideration of RMB833 thousand, RMB23.4 million and RMB2.5 million (US$0.3 million), respectively. In 2022, 2023 and 2024, we purchased goods from Yutong Bus Co., Ltd. with an aggregate amount of RMB93.4 million, RMB18.4 million and RMB67.2 million (US$9.2 million), respectively.

Transactions with Zhengzhou Yutong Heavy Industries Co., Ltd. In 2022, 2023 and 2024, we purchased goods from Zhengzhou Yutong Heavy Industries Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB75.4 million, nil and RMB3.0 million (US$0.4 million), respectively. In 2024, we provided services to Zhengzhou Yutong Heavy Industries Co., Ltd. with an aggregate amount of RMB189 thousand (US$25.9 thousand).

Transactions with Zhengzhou Yutong Mining Equipment Co., Ltd. In 2022, we sold goods to Zhengzhou Yutong Mining Equipment Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB331 thousand.

Transactions with Ourland Environmental Technical Ltd. In 2023 and 2024, we provided services to Ourland Environmental Technical Ltd. with an aggregate amount of nil and RMB11.1 million (US$1.5 million). Additionally, in 2023 and 2024, we purchased goods from Ourland Environmental Technical Ltd. in an aggregate amount of nil and RMB0.8 million (US$0.1 million), respectively.

Transactions with Alliance

In 2022, 2023 and 2024, we provided services to Alliance Automotive R&D (Shanghai) Co., Ltd., an affiliate of our shareholder, Alliance Ventures B.V., with an aggregate amount of RMB7.6 million, RMB9.2 million and RMB7.9 million (US$1.1 million), respectively. In 2022, 2023 and 2024, we sold goods to Alliance Automotive R&D (Shanghai) Co., Ltd. with an aggregate amount of RMB1.3 million, RMB4.5 million and RMB2.8 million (US$0.4 million), respectively.

In 2022, 2023, and 2024, we provided services to Nissan Mobility Service Co., Ltd with an aggregate amount of nil, RMB5.7 million and RMB7.1 million (US$1.0 million), respectively.

Transactions with Guangzhou Yuji

Guangzhou Yuji Technology Co., Ltd. is an enterprise in which a substantial interest in the voting power is owned by Mr. Ming Han, a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. Neither Dr. Tony Xu Han nor our company holds any economic or voting interest in Guangzhou Yuji Technology Co., Ltd. Guangzhou Yuji Technology Co., Ltd. is not a shareholder of ours. None of the directors or officers of Guangzhou Yuji Technology Co., Ltd. is a director or officer of ours, and none of our directors or officers is a director or officer of Guangzhou Yuji Technology Co., Ltd. In 2022, 2023 and 2024, Guangzhou Yuji Technology Co., Ltd. provided surveying and mapping services to our company in the amount of RMB30.3 million, RMB111.5 million and RMB90.1 million (US$12.3 million), respectively. In 2022, 2023 and 2024, we provided services to Guangzhou Yuji Technology Co., Ltd. in the amount of RMB603 thousand, nil and RMB528 thousand (US$72.3 thousand), respectively. In 2022, 2023 and 2024, we had payments made on behalf of customers to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, RMB34.8 million and RMB65.2 million (US$8.9 million), respectively.

With a Key Management Personnel

As of June 30, 2024, we recorded other receivables from a key management personnel of RMB1.4 million (US$0.2 million), and there were no such transactions for the years ended December 31, 2022 and 2023. We fully collected the receivables in the latter half of 2024.

RSU Settlement with Management Personnel

In July 2024, we settled 125,994,150 vested restricted share units held by certain management personnel. In connection with the settlement, we withheld 45,449,991 shares that otherwise would be issued to the relevant management personnel under these vested restricted share units to fund the withholding tax payable by our company arising from the settlement of these restricted share units.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We are from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of contractual disputes, competition, intellectual property matters, and employment-related matters. Regardless of the outcome, litigation or any other legal or administrative proceeding, can have an adverse impact on us and can result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not previously declared or paid cash dividends, and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	SIGNIFICANT CHANGES

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFERING AND LISTING DETAILS.

See “—C. Markets.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market under the symbol “WRD” since October 25, 2024.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our currently effective eighth amended and restated memorandum and articles of association, as well as the Companies Act (as revised) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 40 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors or by the chairman of the board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate a majority of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	ay register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than a majority of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director as defined in the memorandum and articles of association). A director will also cease to be a director if he (i) becomes prohibited by applicable law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) dies or is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	MATERIAL CONTRACTS

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report on Form 20-F.

D.	EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E.	TAXATION

The following summary of Cayman Islands, People’s Republic of China and U.S. federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of dividends or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Mainland China Taxation

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in mainland China is treated as a mainland China resident enterprise for mainland China tax purposes and consequently subject to mainland China income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a mainland China resident enterprise for mainland China tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a mainland China resident enterprise for mainland China tax purposes, we will be subject to mainland China tax on our global income at a uniform tax rate of 25%.

Mainland China income tax at the rate of 10% will be withheld from payments of interest or dividends we make to investors that are “non-resident enterprises” of mainland China, if such investors do not have an establishment or place of business in mainland China, or if they have such establishment or place of business in mainland China but the income is not effectively connected with such establishment or place of business, to the extent such interest or dividends are deemed to be sourced within mainland China.

Furthermore, any gain realized on the transfer of the ADSs or shares by such investors would also be subject to mainland China income tax at 10% if such gain is regarded as income derived from sources within mainland China.

Furthermore, if we are considered a mainland China resident enterprise and mainland China tax authorities consider the interest or dividends we pay or any gains realized from the transfer of our ADSs or shares to be income derived from sources within mainland China, such interest or dividends and gains earned by non-resident individuals would be subject to the 20% mainland China individual income tax (which may be withheld at source).

These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or Class A ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the IRS and such other authorities as we have considered relevant. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with all the tax considerations to any particular investor or to persons that may be subject to special treatment under U.S. federal income tax laws, including:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding the ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	persons that directly, indirectly or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons whose functional currency is other than the U.S. dollar;

•	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or in connection with services; or

•	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes or investors in such entities.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of ADSs or Class A ordinary shares.

The discussion below of the U.S. federal income tax considerations will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of the ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the supervision of a court within the United States and one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code has or have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or Class A ordinary shares, or of persons who hold the ADSs or Class A ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.

This discussion is for general informational purposes, is not intended as tax advice, and does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or foreign tax laws or the Medicare tax on certain net investment income. We have not sought, and will not seek, a ruling from the IRS or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends or Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the day actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles).

Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of the distribution as a dividend for U.S. federal income tax purposes. Dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs may be subject to reduced rates of taxation provided that (1) our ADSs are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a mainland China “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024 and we do not expect to be a PFIC in the foreseeable future, although there can be no assurance in this regard, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event that we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC tax law and dividends paid on our ADSs or Class A ordinary shares are subject to mainland China withholding taxes, depending on your particular facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding the applicable Treaty rate) on dividends received on the ADSs or Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. You are advised to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Taxable Disposition of the ADSs or Class A Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, in which event you may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources in the same category. However, in the event we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as mainland China-source income for foreign tax credit purposes. Pursuant to the United States Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your tax advisor regarding the tax consequences in case any mainland China tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as mainland China-source, under your particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury Regulations.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of ADSs or Class A ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences of a sale or other taxable disposition of ADSs or Class A ordinary shares, including creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, under its particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

Based on the current and anticipated value of our assets and composition of our income and assets, including goodwill, we believe that we were not a PFIC for our taxable year ended December 31, 2024, and do not presently expect to be a PFIC for the 2025 taxable year or the foreseeable future. However, the determination as to whether we are a PFIC must be made annually after the end of each taxable year based on that year’s composition of income and assets, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the value of certain of our assets for purposes of the asset test is generally determined by reference to the market price of the ADSs, our PFIC status may depend in part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

The discussion above under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not currently and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below.

If we are a PFIC for any taxable year during which you hold the ADSs or the Class A ordinary shares you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over your holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, would be treated as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs will continue to be listed on the Nasdaq Global Select Market which is a qualified exchange for these purposes.

Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a year in which we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in certain investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and Class A ordinary shares by making a timely “qualified electing fund,” or QEF, election. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect to the ADSs or Class A ordinary shares.

If you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you will generally be required to file an annual information report containing such information as the U.S. Treasury may require. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Backup withholding will not apply, however, to (i) U.S. Holders who are corporations or other exempt recipients or (ii) the U.S. Holders that provide a correct taxpayer identification number and certifies that is not subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund of any excess amounts withheld provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR ADSs AND CLASS A ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website ir.weride.ai. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a currency other than the respective functional currencies of our companies. Foreign exchange rate risks exist primarily for the U.S. dollar.

As of December 31, 2024, we had cash and cash equivalents denominated in U.S. dollar amounting to US$266.0 million, trade receivables in U.S. dollar amounting to US$1.3 million and intercompany payables in U.S. dollar amounting to US$204.6 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of RMB45.8 million in our loss for the year and cumulative losses. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of RMB45.8 million in our loss for the year and cumulative losses. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.

In addition, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Interest-bearing financial instruments at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weight of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We do not enter into financial derivatives to hedge interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, for our initial public offering (File No. 333-281054), which was declared effective by the SEC on October 24, 2024. Our initial public offering closed in October 2024. The underwriters exercised their option to purchase additional ADSs from us at initial public offering price in November 2024. Morgan Stanley Asia Limited, J.P. Morgan Securities LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 8,650,590 ADSs at an initial public offering price of US$15.50 per ADS, including the ADSs sold upon the partial exercise of the option to purchase additional 912,190 ADSs by the underwriters for our initial public offering. We raised an aggregate of US$125.5 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

The total expenses incurred for our company’s account in connection with our initial public offering was US$16.9 million, which included US$9.4 million in underwriting discounts and commissions for the initial public offering and US$7.5 million in other costs and expenses in connection therewith. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 24, 2024, the date that the Form F-1 was declared effective by the SEC, to December 31, 2024, we used US$15.0 million of the net proceeds from our initial public offering. This includes (i) US$10.8 million for research and development of autonomous driving technologies, products and services, (ii) US$0.6 million for commercialization and operation of our autonomous driving fleets, as well as marketing activities to expand into more markets, (iii) US$1.1 million to support our capital expenditures, including purchase of testing vehicles, research and development facilities and administrative expenses, and (iv) US$2.5 million for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 registration statement. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the Form F-1 registration statement.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024. We have taken measures and plan to continue to take measures to remediate these deficiencies. We plan to (i) provide IFRS and SEC reporting training to enhance our team’s finance and accounting capabilities, (ii) hire more experienced professionals and engage external experts when needed to strengthen the financial reporting function, (iii) conduct regular internal control assessments, (iv) update financial reporting policies to ensure compliance, and (v) further improve our reporting processes for timely and accurate handling of complex accounting issues. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.235 billion in revenue for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Ms. Huiping Yan, an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule
10A-3
under the Securities Exchange Act of 1934) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://ir.weride.ai.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2023	2024
	RMB	RMB
	(in thousands)
Audit fees (1)	6,900	8,630
Tax fees (2)	214	309

Notes:

(1)
“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal auditors for the audit of our annual financial statements and review of documents filed with the SEC.

(2)	“Tax fees” means the aggregate fees bille d for services rendered by independent registered public accounting firm for tax compliance and advisory services.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by KPMG Huazhen LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. Currently, we do not rely on home country practice with respect to our corporate governance practices, but we may choose to do so in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance listing standard.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form
20-F.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards and procedural requirements. We have integrated cybersecurity incident management team (the “CSI management team”) into our broader risk management framework to promote a company-wide culture of cybersecurity risk management, which works closely with our information security (“IS”) department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. We have also set up an emergency response mechanism for information security incidents. All our personnel are required to strictly follow our internal rules, policies and protocols to safeguard the integrity of our data.
As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.
Governance
Our cybersecurity committee of the board of directors (the “Cybersecurity Committee”) is responsible for overseeing our cybersecurity risk management, including oversight and mitigation of risks from cybersecurity threats. If a cybersecurity incident occurs, the CSI management team shall promptly report it, if necessary or advisable, to the Cybersecurity Committee. The Cybersecurity Committee is also responsible for reviewing and approving any proposed changes to the cybersecurity policy, based on periodic assessments conducted by the CSI management team.
At management level, the legal department representative on the CSI management team shall promptly notify our CEO or CFO and provide them with access to all information as necessary to assist with their assessment of “materiality” of the cybersecurity incident(s). If a disclosure is required, our CEO or CFO shall coordinate with the legal department to prepare disclosure responsive to SEC requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of WeRide Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on July, 26, 2024 (File No. 333-281054)

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

2.3*	Deposit Agreement among the Registrant, the depositary and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder dated October 24, 2024

2.4	Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated October 29, 2022 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

2.5*	Description of Securities

4.1	Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.4	Purchase Agreement between Yutong Bus Co., Ltd. and WFOE, dated July 21, 2023 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.5	English translation of Form of Agreement on Vehicle Purchase between Yutong Bus Co., Ltd. and WFOE, and a schedule of all executed Agreements on Vehicle Purchase adopting the same form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.6	Form of Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, and a schedule of all executed Service Agreements adopting the same form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.7	Master Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated November 1, 2023 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.8	Goods Purchase Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated July 31, 2023 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.9	English translation of Data Service Framework Agreement between Guangzhou Yuji Technology Co., Ltd. and WFOE, dated October 8, 2022 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.10	Cooperation Agreement between Bosch Automotive Products (Suzhou) Co., Ltd. and WFOE, dated May 24, 2022 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.11	Agreement on Subsequent Collaboration by and among Robert Bosch GmbH, Bosch Automotive Products (Suzhou) Co., Ltd., the Registrant and other parties thereto, dated July 23, 2024 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.12	Service Agreement between Nissan Mobility Services Co., Ltd. and WFOE, dated October 20, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.13	Share Subscription Agreement between the Registrant and Alliance Ventures, B.V., dated July 26, 2024 and as amended on October 21, 2024 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.14	Nominating and Support Agreement between the Registrant, Tony Xu Han, Yan Li and Alliance Ventures, B.V., dated July 26, 2024 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.15	Co-operation Agreement between the Registrant and Renault s.a.s., dated July 17, 2024 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.16	Subscription Agreement between the Registrant and JSC International Investment Fund SPC, dated August 9, 2024 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.17	Subscription Agreement between the Registrant and Get Ride Inc., dated August 8, 2024 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.18	Subscription Agreement between the Registrant and Beijing Minghong Management Consulting Partnership, dated August 8, 2024 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.19	Amended and Restated Subscription Agreement between the Registrant and Kechuangzhixing Holdings Limited, dated October 21, 2024 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.20	Subscription Agreement between the Registrant, Guangqizhixing Holdings Limited and Gac Capital International Ltd., dated July 17, 2024 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.21	Amended and Restated Subscription Agreement between the Registrant and GZJK WENYUAN Inc., dated October 21, 2024 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.22	English translation of Framework Agreement for the Procurement and Services of High-definition Maps between Guangzhou Jingqi and Guangzhou Yuji Technology Co., Ltd., dated February 28, 2022, and its supplemental agreement, dated February 28, 2023 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Offices

15.2*	Consent of Travers Thorp Alberga

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WeRide Inc.

By:	/s/ Tony Xu Han
Name: Tony Xu Han
Title: Chairman and Chief Executive Officer

Date: March 25, 2025

WERIDE INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
WeRide Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of WeRide Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2022.
Beijing, China
March 25, 2025

Consolidated Statements of Profit or Loss
(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB44,973, RMB10,218 and RMB2,840 for the years ended December 31, 2022, 2023 and 2024, respectively)		337,717	54,190	87,710
Service revenue (including service revenue from related parties of RMB9,083, RMB38,288 and RMB29,397 for the years ended December 31, 2022, 2023 and 2024, respectively)		189,826	347,654	273,424

Total revenue	5	527,543	401,844	361,134

Cost of revenue
Cost of goods sold (including cost of goods sold from related parties of RMB111,694, RMB10,788 and RMB9,119 for the years ended December 31, 2022, 2023 and 2024, respectively)		(192,523)	(34,138)	(71,716)
Cost of services (including cost of services from a related party of RMB13,175, RMB50,743 and RMB21,133 for the years ended December 31, 2022, 2023 and 2024, respectively)		(102,475)	(184,230)	(178,703)

Total cost of revenue	7	(294,998)	(218,368)	(250,419)

Gross profit		232,545	183,476	110,715
Other net income	6	19,296	15,750	16,491
Research and development expenses (including research and development expenses from a related party of RMB17,099, RMB60,789 and RMB68,922 for the years ended December 31, 2022, 2023 and 2024, respectively)	7	(758,565)	(1,058,395)	(1,091,357)
Administrative expenses	7	(237,236)	(625,369)	(1,138,802)
Selling expenses	7	(23,574)	(41,447)	(53,566)
Impairment loss on receivables and contract assets (including impairment loss of RMB1,234, RMB1,292 and RMB160 on receivables from related parties for the years ended December 31, 2022, 2023 and 2024, respectively)	31(a)	(11,696)	(40,217)	(28,664)

Operating loss		(779,230)	(1,566,202)	(2,185,183)
Net foreign exchange gain		20,209	7,052	27,880
Interest income		36,111	132,042	176,902
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	31(e)	7,731	42,960	(61,834)
Other finance costs	8	(4,202)	(3,490)	(3,451)
Inducement charges of warrants	27(i)	(125,213)	—	—
Fair value changes of financial liabilities measured at FVTPL	27	25,308	(4,549)	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	23(a)(b)	(479,210)	(554,048)	(465,254)

Loss before taxation		(1,298,496)	(1,946,235)	(2,510,940)
Income tax	9(a)	—	(2,866)	(5,868)

Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)

Loss attributable to shareholders of the Company		(1,298,496)	(1,949,101)	(2,516,808)

Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	10(a)(ii)	(11.08)	(16.86)	(8.54)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss and Other Comprehensive Income
(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)

Other comprehensive income for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
- Exchange differences on translation of financial statements of foreign operations		(177,575)	(73,323)	38,364

Other comprehensive income for the year		(177,575)	(73,323)	38,364

Total comprehensive income for the year		(1,476,071)	(2,022,424)	(2,478,444)

Total comprehensive income attributable to shareholders of the Company		(1,476,071)	(2,022,424)	(2,478,444)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position
(Expressed in thousands of RMB)

	Note	As of December 31,
		2023	2024
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	11	98,574	178,179
Right-of-use assets	12	51,658	73,564
Intangible assets	13	24,594	21,664
Goodwill	14	44,758	44,758
Restricted cash – non-current	15	1,575	9,669
Deferred tax assets	9(b)	1,994	997
Financial assets at FVTPL – non-current	20	—	56,919
Other non-current assets	19	21,082	20,025

		244,235	405,775

Current assets
Inventories	16	218,220	204,705
Contract assets	17(a)	82,826	28,005
Trade receivables	18	266,933	252,607
Prepayments and other receivables	18	192,530	197,652
Prepayments to and amounts due from related parties	34(d)	26,923	26,618
Financial assets at FVTPL – current	20	317,042	1,685,146
Time deposits	21(a)	2,550,279	620,148
Cash and cash equivalents	21(a)	1,661,152	4,268,300
Restricted cash – current	15	10,194	4,814
Subscription receivables	23(a)	43,924	—

		5,370,023	7,287,995

Total assets		5,614,258	7,693,770

EQUITY
Class A ordinary shares	29(a)	—	54
Class B ordinary shares	29(a)	—	4
Ordinary shares	29(a)	8	—
Series Seed-1 Preferred Shares	29(a)	5	—
Series Seed-2 Preferred Shares	29(a)	4	—
Series A Preferred Shares	29(a)	6	—
Share premium		1,104,120	12,750,598
Reserves	29(b)	2,110,151	2,946,715
Accumulated losses		(6,114,544)	(8,631,352)
Treasury shares	29(c)	(151,668)	—

Total (deficit)/equity		(3,051,918)	7,066,019

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position (continued)
(Expressed in thousands of RMB)

	Note	As of December 31,
		2023	2024
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	22	22,309	26,059
Put option liabilities– non-current	24	40,449	—
Long-term bank loan	28	—	50,040
Deferred tax liabilities	9(b)	5,483	4,486
Other non-current liabilities	25	6,522	4,677

		74,763	85,262

Current liabilities
Short-term bank loans	28	—	30,019
Trade payables	26	16,962	20,713
Preferred shares and other financial instruments subject to redemption and other preferential rights	23	8,181,722	—
Other payables, deposits received and accrued expenses	26	271,306	397,755
Contract liabilities	17(b)	12,498	4,476
Lease liabilities – current	22	31,098	36,900
Amounts due to related parties	34(d)	77,827	9,450
Put option liabilities – current	24	—	41,099
Income taxes payable		—	2,077

		8,591,413	542,489

Net current (liabilities)/assets		(3,221,390)	6,745,506

Total liabilities		8,666,176	627,751

Total equity and liabilities		5,614,258	7,693,770

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
(Expressed in thousands of RMB)

	Note	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share- based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2022		7	5	4	6	1,046,621	73,265	16,251	823,753	(2,834,180)	(91,841)	(966,109)

Changes in equity for 2022
Loss for the year		—	—	—	—	—	—	—	—	(1,298,496)	—	(1,298,496)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(177,575)	—	—	—	(177,575)

Total comprehensive income		—	—	—	—	—	—	(177,575)	—	(1,298,496)	—	(1,476,071)

Share-based compensation expenses	7(i)	—	—	—	—	—	325,429	—	—	—	—	325,429
Exercise of warrants to subscribe for convertible redeemable preferred shares	27	—	—	—	—	—	—	—	79,512	—	—	79,512
Issuance of new ordinary shares	29(a)(iv)	1	—	—	—	13,442	—	—		—	—	13,443
Repurchase of ordinary shares	29(c)	—	—	—	—	—	—	—	—	—	(44,442)	(44,442)
Repurchase of redeemable preferred shares	29(c)	—	—	—	—	—	—	—	—	—	(20,358)	(20,358)
Sales of treasury shares	29(c)	—	—	—	*	1,507	—	—	—	—	4,973	6,480

		1	—	—	—	14,949	325,429	—	79,512	—	(59,827)	360,064

Balance as of December 31, 2022		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)

*	Represents amounts less than RMB1,000.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)
(Expressed in thousands of RMB)

	Note	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2023		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)

Changes in equity for 2023
Loss for the year		—	—	—	—	—	—	—	—	(1,949,101)	—	(1,949,101)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(73,323)	—	—	—	(73,323)

Total comprehensive income		—	—	—	—	—	—	(73,323)	—	(1,949,101)	—	(2,022,424)

Share-based compensation expenses	7(i)	—	—	—	—	—	931,784	—	—	—	—	931,784
Exercise of warrants to subscribe for non-redeemable preferred shares	27, 29(a)(v)	—	—	—	*	31	—	—	111,055	—	—	111,086
Deemed distribution to a preferred shareholder	27	—	—	—	—	—	—	—	—	(32,767)	—	(32,767)
Issuance of ordinary shares	29(a)(v)	—	—	—	—	42,519	—	—	—	—	—	42,519

		—	—	—	—	42,550	931,784	—	111,055	(32,767)	—	1,052,622

Balance as of December 31, 2023		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)

*	Represents amounts less than RMB1,000.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)
(Expressed in thousands of RMB)

	Note	Class A ordinary shares	Class B ordinary shares	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2024		—	—	8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)

Changes in equity for 2024
Loss for the year		—	—	—	—	—	—	—	—	—	—	(2,516,808)	—	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	—	—	38,364	—	—	—	38,364

Total comprehensive income		—	—	—	—	—	—	—	—	38,364	—	(2,516,808)	—	(2,478,444)

Share-based compensation expenses	7(i)	—	—	—	—	—	—	—	1,187,867	—	—	—	—	1,187,867
Issuance of ordinary shares to settle vested restricted share units (“RSUs”)	29(a)(vi)	—	—	6	—	—	—	(6)	—	—	—	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	34(c)	—	—	—	—	—	—	—	(394,195)	—	—	—	—	(394,195)
Bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	29(a)(vii)	—	—	1	—	—	—	—	—	—	—	—	—	1
Cancellation of other financial instruments issued to an investor	21(e)(vi)	—	—	—	—	—	—	—	—	—	4,528	—	—	4,528
Cancellation of treasury shares	29(c)	(1)	—	—	—	—	—	(151,667)	—	—	—	—	151,668	—

Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option, net of commissions and other listing expenses	29(a)(ix)	6	—	—	—	—	—	3,149,258	—	—	—	—	—	3,149,264
Re-designation before the completion of the IPO	29(a)(viii)	11	4	(15)	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares into Class A and Class B ordinary shares	29(a)(x)	38	*	—	(5)	(4)	(6)	8,648,893	—	—	—	—	—	8,648,916

		54	4	(8)	(5)	(4)	(6)	11,646,478	793,672	—	4,528	—	151,668	12,596,381

Balance as of December 31, 2024		54	4	—	—	—	—	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	—	7,066,019

*	Represents amounts less than RMB1,000.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Operating activities
Cash used in operations	21(b)	(670,381)	(472,024)	(589,804)
Income tax paid		—	(2,866)	(3,791)

Net cash used in operating activities		(670,381)	(474,890)	(593,595)

Investing activities
Payments for purchase of property and equipment		(80,812)	(36,650)	(84,004)
Payments for purchase of intangible assets	13	(1,881)	(304)	(1,504)
Proceeds from disposal of property, equipment and intangible assets		2,166	1,903	1,060
Purchase of time deposits		(1,487,859)	(2,915,337)	(3,257,020)
Proceeds from maturity of time deposits		477,360	1,454,366	5,156,836
Payments for purchase of financial assets at FVTPL	31(e)	(2,041,173)	(1,965,328)	(1,807,527)
Proceeds from sales of financial assets at FVTPL	31(e)	929,785	2,925,265	324,791
Payment for loans to employees	18	—	(10,859)	(14,236)
Proceeds from collection of a loan to an employee	18	—	—	7,109

Net cash (used in)/generated from investing activities		(2,202,414)	(546,944)	325,505

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Financing activities
Proceeds from issuance of ordinary shares	29(a)	13,442	42,519	1
Proceeds from initial public offering and exercise of the over-allotment option, net of commissions		—	—	3,170,810
Proceeds from issuance of non-redeemable preferred shares	29(a)	—	31	—
Proceeds from sales of treasury shares	29(c)	6,480	—	—
Proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights	21(c)	2,163,410	485,262	—
Proceeds from issuance of financial liabilities measured at FVTPL	21(c)	143,829	—	—
Payment of capital element of lease liabilities	21(c)	(34,448)	(38,163)	(44,976)
Payment of interest element of lease liabilities	21(c)	(3,574)	(2,853)	(2,276)
Payment of listing expenses relating to the initial public offering		(284)	(720)	(4,342)
Payment of repurchase of redeemable preferred shares	23(b) 29(c)	(59,825)	—	—
Payment for repurchase of ordinary shares	29(c)	(44,442)	—	—
Repayment of subscription price for the financial instruments subject to redemption and other preferential rights	23(a)	—	(39,122)	—
Proceeds from receipts of subscription price for the convertible redeemable preferred shares	23(a)	—	—	19,319
Payment of withholding tax arising from the settlement of vested RSUs	34(c)	—	—	(394,195)
Proceeds from bank loans	21(c)	—	—	80,000
Payment of interest of bank loans	21(c)	—	—	(466)
Advances to a management personnel		—	—	(1,425)
Proceeds from collection of the advances to a management personnel		—	—	1,425

Net cash generated from financing activities		2,184,588	446,954	2,823,875

Net (decrease)/increase in cash and cash equivalents		(688,207)	(574,880)	2,555,785
Cash and cash equivalents as of January 1	21(a)	2,725,568	2,233,691	1,661,152
Effect of foreign exchange rate changes		196,330	2,341	51,363

Cash and cash equivalents as of December 31	21(a)	2,233,691	1,661,152	4,268,300

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated)

1	General information and basis of presentation

(a)	General information
WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.
The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).

(b)	VIE reorganization
Historically, the Company conducted its surveying and mapping in internet mapping service category and held the relevant license through Guangzhou Jingqi Technology Co., Ltd. (“Guangzhou Jingqi” or the former “VIE”) and its subsidiaries prior to March 2023. The Company had control over the former VIE via a series of contractual arrangements (“VIE Arrangements”)
.
 The directors of the Company consider that the VIE Arrangements were in compliance with the relevant PRC laws and regulations and were legally binding and enforceable. In March 2023, the Group acquired 100% equity interest of the former VIE and its subsidiaries at the consideration of RMB0.6 million and the previous VIE Arrangements were terminated. Since March 2023, the Company controls the former VIE and its subsidiaries through legal ownership interests and the former VIE and its subsidiaries accounted for as consolidated subsidiaries of the Company.

(c)	Former VIE
Prior to the Reorganization as described in Note 1(b), the Group was engaged in surveying and mapping businesses through the former VIE and its subsidiaries.
The recognized and unrecognized revenue-producing assets that were held by the former VIE primarily consisted of property and equipment, assembled workforce and the Internet Content Provider (“ICP”) licenses. The equity interests of Guangzhou Jingqi were legally held by three individuals, including 1) Dr. Tony Xu Han, the co-founder and controlling shareholder, chairman of the Board of Directors and Chief Executive Officer (“CEO”); 2) Mr. Li Zhang, the former Chief Operation Officer (“former COO”); and 3) Mr. Hua Zhong, the senior Vice President of Engineering. All the individual shareholders of the former VIE were collectively referred to as “Nominee Shareholders” and acted as Nominee Shareholders of Guangzhou Jingqi on behalf of Guangzhou Wenyuan Zhixing Technology Co., Ltd. (“Guangzhou Wenyuan”), the Company’s wholly owned subsidiary (“WFOE”). VIE Agreements, including Powers of Attorney, Exclusive Technology Consulting and Service Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters, were entered into among the WFOE, the former VIE and the Nominee Shareholders. Pursuant to the VIE Agreements, Nominee Shareholders had granted all their legal rights, including voting rights and disposition rights of their equity interests in the former VIE, to the WFOE. The Nominee Shareholders did not participate significantly in income and loss and did not have the power to direct the activities of the former VIE that most significantly impact their returns. Accordingly, the former VIE was considered as variable interest entity.

Under the VIE Agreements, the Company had the power to direct the management, financial and operating policies of the former VIE, had exposure or rights to variable returns from its involvement with the former VIE, and had the ability to use its power over the former VIE to affect the amount of the returns. As a result, the former VIE had been accounted for as consolidated subsidiary of the Company.
The principal terms of the VIE Agreements were further described below.

1)	Powers of Attorney
Pursuant to the powers of attorney executed by the Nominee Shareholders of the former VIE, each of the Nominee Shareholders of the former VIE irrevocably authorized the WFOE to act as their attorney-in-fact
to exercise all of the rights as a shareholder, including, but not limited to, the right to (i) attend shareholders’ meeting and sign the relevant resolutions on behalf of the shareholder, (ii) exercise all shareholder’s rights under PRC laws and the articles of association of the former VIE, such as the voting right, the rights to sale, transfer, pledge and dispose of all or part of the shareholder’s equity interest in the former VIE, and (iii) designate and appoint the former VIE’s legal representative, chairman of the board of directors, director, general manager and other senior management members on behalf of the shareholder. The powers of attorney remained effective until such shareholder ceased to be a shareholder of the former VIE.

2)	Equity Interest Pledge Agreements
Pursuant to equity interest pledge agreement, the Nominee Shareholders of the former VIE had pledged
100%
equity interests in the former VIE to the WFOE to guarantee the performance of the obligations by the former VIE and the Nominee Shareholders under the exclusive technology consulting and service agreement, the exclusive option agreement and the powers of attorney. If events of default occur, the WFOE, as the pledgee, to the extent permitted by PRC laws, may exercise the right to enforce the pledge, provided that a written notice is delivered. The Nominee Shareholders of the former VIE also covenanted that, without the prior written consent of the WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or other encumbrance of other type on the pledged equity interests.

3)	Spousal Consent
Pursuant to the spousal consent letters, each of the spouses of the applicable Nominee Shareholders of the former VIE acknowledged and confirmed the execution of the relevant equity interest pledge agreement, exclusive option agreement and powers of attorney, and unconditionally and irrevocably agreed that the equity interest in the former VIE held by and registered in the name of their respective spouse would be disposed of pursuant to these agreements. In addition, each of them agreed not to assert any rights over the equity interest in the former VIE held by their respective spouses. In addition, in the event that any of them obtained any equity interest in the former VIE held by their respective spouses for any reason, such spouses agreed to be bound by similar obligations and agree
d
to enter into similar contractual arrangements, as amended and restated from time to time.

4)	Exclusive Technology Consulting and Service Agreement
Pursuant to the exclusive technology consulting and service agreement, the WFOE had the exclusive right to provide the former VIE with technology consulting and services, including but not limited to technology research and development, technology application and implementation, staff training and technology consultations. Without the WFOE’s prior written consents, the former VIE may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The former VIE agreed to pay the WFOE consulting and service fees at the total amount of the pre-tax
profit, after deducting the necessary expenses, costs for business operations generated by the former VIE, or an amount that is adjusted in accordance with the WFOE’s sole discretion based on the services and technologies provided by the former VIE, the operating conditions and the plans of business development of the former VIE. To guarantee the former VIE’s performance, the Nominee Shareholders of the former VIE had pledged all of their equity interests in the former VIE to the WFOE pursuant to the equity interest pledge agreement. The exclusive technology consulting and service agreement had a term of ten years upon the date of execution, which would be automatically extended for another ten years upon the date of expiration, unless terminated in writing by the WFOE.

5)	Exclusive Option Agreement
Pursuant to the exclusive option agreement, each of the Nominee Shareholders of the former VIE had irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity interests in the former VIE held by the Nominee Shareholders. In addition, the former VIE had granted each of the Nominee Shareholders of the former VIE an exclusive option to purchase all or a part of the assets held by the former VIE. The WFOE or persons designated by the WFOE may exercise such options to purchase equity interests in the former VIE at the lowest price permitted under PRC laws, or assets of the former VIE at the lower of the net book value and the lowest price permitted under PRC laws. The Nominee Shareholders further undertook that, without the prior written consent of the WFOE, the former VIE would not, among other things, (i) supplement, change or amend the former VIE’s articles of association, (ii) increase or decrease the former VIE’s registered capital or change its structure of registered capital, (iii) sell, transfer, mortgage, dispose of, or allow any new pledge or other encumbrance of other types on any assets of the former VIE and any legal or beneficial interests in the business or revenues of the former VIE, (iv) enter into any material contracts, except in the ordinary course of business, or (v) merge or consolidate the former VIE with any other entity, acquire any other entity, or provide investment to any other entity. The exclusive option agreement would remain effective until all of the equity interests or assets of the former VIE have been transferred to the WFOE and/or their designated person.
The Group relied on the VIE Agreements to operate and control the former VIE. All the former VIE Agreements were governed by the PRC laws and provided for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. In the opinion of management, taking into account the legal opinion obtained from the Group’s PRC legal counsel, the contractual arrangements described above were valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws.

Summary financial information of the Group’s former VIE, inclusive of former VIE’s subsidiaries
The Group’s involvement with the former VIE under the VIE Agreements affected the Group’s consolidated financial position, results of operations and cash flows as indicated below.
The following consolidated revenue, net loss and cash flow information for the year ended December 31, 2022, have been included in the accompanying consolidated financial statements.

For the year ended December 31, 2022
RMB’000
Revenue	181,539
Loss for the year	(188,961)
Net cash used in operating activities	(68,652)
Net cash used in investing activities	(15,876)
Net cash used in financing activities	(638,252)
Net decrease in cash	(722,780)
Cash at the beginning of the year	764,207
Cash at the end of the year	41,427

During the year presented, the Company and its wholly-owned subsidiaries provided financial support to the former VIE that they were not previously contractually required to provide in the form of advances.

(d)	Basis of preparation and presentation
The Group has adopted December 31 as its financial year end date. These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards Accounting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorised for issue by the Board of Directors on March 25, 2025. Material accounting policies adopted by the Group are disclosed in Note 2.
The IASB has issued a number of new and revised IFRS Accoun
tin
g Standards that are first effective or available for early adoption for the annual accounting periods beginning on January 1, 2024. Note 1(e) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the year ended December 31, 2024 reflected in these consolidated financial statements. The new and revised accounting standards and interpretations issued but not yet effective for the accounting period beginning on January 1, 2024 are set out in Note 36.
The consolidated financial statements for the years presented comprise the Company, its subsidiaries and/or former VIE and its subsidiaries.
The measurement basis used in the preparation of these consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

-	Other investments in securities (see Note 2(g)); and

-	Financial liabilities measured at FVTPL (see Note (2(s)).

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments made by management in the application of IFRS Accounting Standards that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 3.

(e)	Changes in accounting policies
The IASB has issued the following amendments to IFRS Accounting Standards that are first effective for the accounting period beginning on January 1, 2024 and the Group has applied these amendments to these consolidated financial statements for the current year:

•	Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

•	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments : Disclosures – Supplier finance arrangements
None of these developments have had a material effect on how the Group’s results and financial position for the accounting period beginning on January 1, 2024 have been prepared or presented.

2	Material accounting policies

(a)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.
In the Company’s statement of financial position, an investment in a subsidiary is accounted for using the equity method. It is initially recognized at cost, which includes transaction costs. Subsequently, the Company’s statement of financial position includes the Company’s share of the profit or loss and other comprehensive income (“OCI”) of the subsidiary, until the date on which the control is lost.
When the Company’s share of losses exceeds its interest in the subsidiary, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the subsidiary. For this purpose, the Company’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Company’s net investment in the subsidiary, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

(b)	Business combination
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 2(c)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing
relationships. Such amounts are generally recognized in profit or loss.

(c)	Goodwill
Goodwill arising on acquisition of businesses is measured at cost less accumulated impairment losses and is tested annually for impairment (see Note 2(h)(ii)).

(d)	Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)).
Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.
Depreciation is calculated to
write-off
the cost of items of property and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

- Leasehold improvement	Over the shorter of the useful lives of the assets
or lease terms of the associated properties
- Machinery	3-5 years
- Motor vehicles	5 years
- Office equipment and electronic equipment	3-5 years
Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

(e)	Leased assets
At inception of a contract, the Group assesses whether the contract is, or contains, a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.
As a lessee
Where the contract contains lease component(s) and
non-lease
component(s), the Group has elected not to separate
non-lease
components and accounts for each lease component and any associated non-lease
components as a single lease component for all leases.
At the lease commencement date, the Group recognizes a
right-of-use
asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value
assets. When the Group enters into a lease in respect of a
low-value
asset, the Group decides whether to capitalize the lease on a lease-by-lease
basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.
Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.
The
right-of-use
asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use
assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use
asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write-off
the cost using the straight-line method over their estimated useful lives using shorter of the useful lives of the underlying assets or lease terms.
The initial fair value of refundable rental deposits is accounted for separately from the right-of-use
assets in accordance with the accounting policy applicable to investments in debt securities carried at amortized cost. Any difference between the initial fair value and the nominal value of the deposits is accounted for as additional lease payments made and is included in the cost of right-of-use
assets.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.
In the consolidated statements of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the years presented. The Group presents right-of-use
assets and lease liabilities separately in the consolidated statements of financial position.

(f)	Intangible assets (other than goodwill)
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the resulting asset. Otherwise, it is recogni
z
ed in profit or loss as incurred. Capitalized development expenditure is subsequently measured at cost less accumulated amorti
z
ation and any accumulated impairment losses.
Other intangible assets, including patents and software, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (see Note 2(h)(ii)). Expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, if any, and is generally recognized in profit or loss.
The estimated useful lives for the current and comparative periods are as follows:

- Software	5-10 years
- Patent	8 years
Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.
The useful life of patent is determined based on the period of validity of patent protected by the relevant laws after considering the period of the economic benefits to the Group, technical obsolescence and estimates of useful lives of similar assets.

(g)	Other investments in securities
The Group’s policies for investments in securities, other than investments in subsidiaries, are set out below.
The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at FVTPL for which transaction costs are recognized directly in profit or loss. These investments are subsequently accounted for as follows, depending on their classification:

(i)	Non-equity investments
Non-equity
investments held by the Group are investments in certain wealth management products managed by the banks that do not meet the criteria for being measured at amortized cost or FVOCI (recycling) and are classified into FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Changes in the fair value of the investments are recognized in profit or loss as “fair value changes of financial assets at FVTPL”.

(ii)	Equity investments
An investment in equity securities is classified as financial assets at FVTPL, unless the investment is not held for trading purposes and on initial recognition the Group makes an irrevocable election to designate the investment at FVOCI
(non-recycling)
such that subsequent changes in fair value are recognized in OCI. Such elections are made on an instrument-by-instrument
basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. If such election is made for a particular investment, at the time of disposal, the amount accumulated in the fair value reserve
(non-recycling)
is transferred to retained earnings and not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVTPL or FVOCI, are recognized in profit or loss.

(h)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and contract assets
The Group recognizes a loss allowance for expected credit losses (“ECLs”) on financial assets measured at amortized cost (including cash, cash equivalents, restricted cash, time deposits, trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables) and contract assets.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls between the contractual and expected amounts.
The expected cash shortfalls are discounted using the following rates if the effect is material:

-
fixed-rate financial assets: trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees, other receivables and contract assets: effective interest rate determined at initial recognition or an approximation thereof;

-	variable-rate financial assets: current effective interest rate;
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
ECLs are measured on either of the following bases:

- 12-month ECLs:
these are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months); and

- lifetime ECLs:	these are the ECLs that result from all possible default events over the expected lives of the items to which the ECL model applies.
The Group measures loss allowances at an amount equal to lifetime ECLs except for the following, which are measured at
12-months
ECLs:

-	financial instruments that are determined to have low credit risk at the reporting date; and

-	other financial instruments for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

Significant increases in credit risk
When determining whether the credit risk of a financial has increased significantly since initial recognition and when measuring ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Group considers a financial asset to be in default when:

-	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

-	the financial asset is 90 days past due.
ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Credit-impaired financial assets
At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable events:

-	significant financial difficulties of the debtor;

-	a breach of contract, such as a default or past due event;

-	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

-	the disappearance of an active market for a security because of financial difficulties of the issuer.
Write-off
policy
The gross carrying amount of a financial asset or contract asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the asset becomes past due or when the Group otherwise determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii)	Impairment of other non-current assets
At each reporting date, the Group reviews the carrying amounts of its non-financial
assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”s). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.
Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the resulting carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Inventories
Inventories are assets which are held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.
Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method and comprises the purchase cost of goods after deducting discounts from suppliers. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale.
When inventories are sold, the carrying amount of those inventories is recognized as cost of revenue in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as cost of revenue in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as cost of revenue in the period in which the reversal occurs.

(j)	Restricted cash
Bank balances that are restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated statements of financial position.
The Group’s restricted cash includes secured deposit held in designated bank accounts for the payment of the rentals and credit card.

(k)	Cash, cash equivalents and time deposits
Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.
Time deposits, which mature within one year at the end of each reporting period, represent interest-bearing certificates of deposits placed with banks and other financial institutions with original maturities of more than three months.
Cash, cash equivalents and time deposits are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

(l)	Trade and other receivables
A receivable is recognized when the Group has an unconditional right to receive consideration and only the passage of time is required before payment of that consideration is due.
Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost (see Note 2(h)(i)).

(m)	Trade and other payables
Trade and other payables are initially recognized at fair value. Subsequently to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

(n)	Interest-bearing bank loans
Interest-bearing bank loans are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing bank loans are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(aa)).

(o)	Contract assets and contract liabilities
A contract asset is recognized when the Group recognizes revenue (see Note 2(x)) before being unconditionally entitled to the consideration under the terms set out in the contract. Contract assets are assessed for ECLs (see Note 2(h)(i)) and are reclassified to receivables when the right to the consideration becomes unconditional (see Note 2(l)).
A contract liability is recognized when the customer pays
non-refundable
consideration before the Group recognizes the related revenue (see Note 2(x)). A contract liability is also recognized if the Group has an unconditional right to receive non-refundable
consideration before the Group recognizes the related revenue. In such latter cases, a corresponding receivable is also recognized (see Note 2(l)).
When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(bb)).

(p)	Ordinary shares and non-redeemable preferred shares
Ordinary shares and
non-redeemable
preferred shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Preferred shares and other financial instruments subject to redemption and other preferential rights are classified as liabilities (see Note 2(q)).

(q)	Preferred shares and other financial instruments subject to redemption and other preferential rights

(i)	Convertible redeemable preferred shares
The redemption features in the preferred shares give rise to financial liabilities as under these features, the preferred shares are redeemable in cash at the option of the shareholders in case of the occurrence of triggering events that are beyond the control of the Company and the holders of the preferred shares.
The liabilities resulting from these contingent redemption obligations are measured at the present value of the redemption amount. When there are different possible redemption scenarios with different present values of the redemption amounts, the carrying amount of the liabilities are measured at the highest present value of redemption amount that could be triggered by the contingent redemption events. Under the “worst case” approach, the changes in the carrying amount of the liabilities are recognized in profit or loss.
If the preferred shares are converted into ordinary shares, the carrying amount of the financial liabilities is transferred to share capital and share premium.

(ii)	Other financial instruments subject to redemption and other preferential rights
The Group enters into a series of agreements with certain investors, under which the Group and the investors commit to issue/subscribe for the convertible redeemable preferred shares upon the occurrence of specified contingent events (i.e. obtaining regulator’s approval and completion of the foreign exchange registration procedures for the overseas direct investments (“ODI”)). The investors have paid the subscription price upfront upon signing the agreements. Such commitments to issue/subscribe for the convertible redeemable preferred shares are referred as the other financial instruments subject to redemption and other preferential rights (the “other financial instruments”). The convertible redeemable preferred shares would give rise to financial liabilities as mentioned in Note 2(q)(i) above, when they are issued. As the issuance of the convertible redeemable preferred shares is conditional on the occurrence of the specified contingent events that are beyond the control of both the Group and counterparties, the Group recognizes such financial instruments as financial liabilities.
These liabilities are measured at the present value of the redemption amount in accordance with Note 2(q)(i). Any changes in the carrying amount of these financial instruments issued to investors are recorded in profit or loss as “changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights”.
The Group classifies the preferred shares and other financial instruments subject to redemption and other preferential rights as current liabilities, as these preferred shares and other financial instruments may be converted into ordinary shares at the option of the holders at any time and the conversion feature does not meet the definition of an equity instrument.

(r)	Treasury shares
When ordinary shares and preferred shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are presented as treasury shares included within equity. When those shares are subsequently cancelled or retired, the treasury share would be adjusted by an amount that corresponds to the sum of the par value and the share premium amounts of the shares so cancelled or retired. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

(s)	Financial liabilities measured at FVTPL
Warrant liabilities arise from the warrants granted by the Group under which the holders have the rights to subscribe for the Group’s preferred shares at a predetermined price during a specific period. Warrant liabilities are measured at fair value, with changes in fair value recognized in profit or loss.

(t)	Put option liabilities
Put option liabilities represent the present value of liabilities in relation to put options granted to non-controlling
shareholders of the Group’s subsidiary. Under the put option clauses, the non-controlling
shareholders have right to sell their equity interest to the subsidiary at a pre-agreed
price on the occurrence of some certain events that are beyond the Group’s control.

(u)	Employee benefits

(i)	Short-term employee benefits
Salaries, annual bonuses, paid annual leave and the cost of
non-monetary
benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Contributions to defined contribution plans
Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese
M
ainland participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

(iii)	Share-based compensation
The Company operates a share incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based awards, whereby employees render services as consideration for equity instruments (“share-based compensation”).
For share-based compensation expenses, the fair value of share-based awards granted to employees is recognized as an employee cost with a corresponding increase in a share-based compensation reserve within equity. The fair value is measured at grant date using the binomial options pricing model, taking into account the terms and conditions upon which the share-based awards were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share-based awards, the total estimated fair value of the share-based awards is spread over the vesting period, taking into account the probability that the share-based awards will vest.
During the vesting period, the number of share-based awards that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity-settled share-based compensation reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share-based awards that vest (with a corresponding adjustment to the share-based compensation reserve). The amount is recognized in the share-based compensation reserve until the share-based award is exercised or expires. When the option is exercised, the equity amount in such reserve becomes part of the amount recognized in share capital for the shares issued. When the share-based award expires, the equity amount in such reserve is released directly to retained profits.
If the Company repurchases vested share-based awards, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the share-based awards repurchased, measured at the repurchase date. Any such excess shall be recogni
z
ed as an expense.

(iv)	Termination benefits
Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.

(v)	Income tax
Income tax expense comprises current tax and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
Current tax comprises the estimated tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects any uncertainty related to income taxes. It is measured using tax rates enacted or substantively enacted at the reporting date.
Current tax assets and liabilities are offset only if certain criteria are met.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

-
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

-
temporary differences related to investment in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future;

-	taxable temporary differences arising on the initial recognition of goodwill; and

-
those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic
Co-operation
and Development.

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use
assets.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recogni
z
e a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

(w)	Provisions and contingent liabilities
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount has been reliably estimated. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence
of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
Where some of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized of any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision.

(x)	Revenue and other income
Income is classified by the Group as revenue when it arises from the sale of goods or the provision of services from contracts with customers.
Revenue is recognized when control over a good or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of any trade discounts.
Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides the benefits received and consumed simultaneously by the customer;

•	creates or enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.
If control of the goods and services transfers over time, revenue is recognized over the period of the performance by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods or services.
Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the observable prices charged to customers when the Group sells that good or service separately. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of information. Assumptions and estimations have been made in estimating the standalone selling price, and changes in those assumptions and estimates may impact the revenue recognition.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer and that right is conditional on something other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
The Group allows customers return goods only when the goods are defective.
The Group has taken advantage of the practical expedient and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less. The contracts with customers generally do not include significant financing components or variable consideration.
Warranty obligations
The Group provides customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. The Group assessed that this standard warranty is an assurance type warranty. In addition, subject to the product liability related laws and regulations in the jurisdictions where the Group’s products and services are offered, the Group is obliged to pay compensation if its products cause harm or damage. The Group accounts for such obligation and the standard warranty in accordance with Note 2(w).
The Group also offers an option to the customers to purchase a warranty for an extended period. The Group assessed such extended warranty is a service type warranty and accounts for it as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period. See Note 2(x)(ii).
The Group generates revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including advanced driver-assistance system (“ADAS”) research and development (R&D) services, and intelligent data services.
Details of the Group’s accounting policies for revenue and other income sources are as follows:

(i)	Sales of autonomous driving vehicles
The Group sells autonomous driving vehicles to customers with provision of landing deployment services to make the autonomous driving vehicles operational on the roads specified by the customers. Landing deployment services include setting-up
vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions.

The Group has determined that the autonomous driving vehicles and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation. In this connection, the Group’s contractual promise to customers of autonomous driving vehicles is to sell specialized autonomous driving vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, autonomous driving vehicles cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers and the Group will not be able to fulfil its promise in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering autonomous driving vehicles is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the autonomous driving vehicles is highly dependent on the successful completion of the landing deployment services by the Group, and the Group has combined autonomous driving vehicles and landing deployment services are accounted for as a single performance obligation. Revenue is recognized at a point in time when the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group.
The Group assesses that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by the Group. Specifically, from that point of time, the Group has the ability to direct the use of the vehicles, including installing the Group’s autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. the Group’s customers) as the Group decides, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition, the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation, which means that the Group combines the vehicles manufactured by its OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, the Group had determined that it is a principal for the sales of autonomous driving vehicles.
The Group sells sensor suites that combine software and hardware and can be directly applied in a wide range of vehicles. Revenue from the sales of sensor suites is recognized generally at a point in time when the products are delivered to and are accepted by customers. Prior to 2023, when the Group had a right to repurchase sensor suites from the customer, the Group did not recognize revenue until the repurchase right no longer existed, which was generally the point in time when the customer consumed or resold the products to another party.

(ii)	Autonomous driving related operational and technical support services
The Group provides optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to three years, using an input method.

In some circumstances, the Group also provides autonomous driving related technical support services based on customer’s request. Revenue from the provision of technical support services is recognized over the service period, which generally vary from several months to three years, using an input method.

(iii)	Other technology services
ADAS R&D services
Commencing in 2022, the Group provides customized ADAS R&D services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services is recognized over time since the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract.
Generally, the Group’s contracts with its customers do not include any variable consideration. One exception is for the contract in relation to the ADAS R&D services, under which the Group is entitled to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. The Group estimates the amount of royalties using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on the Group’s estimate, no revenue has been recognized in relation to such variable consideration for the years presented due to the uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, the Group updates the estimate and therefore the transaction price accordingly.
Intelligent data services
Commencing in 2024, the Group provides customized intelligent data services for customers based on their business needs. Revenue from the provision of these services is recognized over time since the customers simultaneously receive and consume the benefits as the Group performs. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract.
To some extent, the Group arranges such services where it assists its customers in finding a provider to complete such services requested by the customers. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide such services, nor does the Group have the ability to control the related services. The Group earns a service fee, which is the difference between the amount paid by the customers to the Group and the amount paid to the service provider by the Group. Receivables from payments made on behalf of customers represented the amount paid to service provider in advance by the Group on behalf of its customers, see Note 18.

(iv)	Government grants
Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(y)	Foreign currency translation
Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the years presented. Exchange gains and losses are recognized in profit or loss and presented outside the operating results in the consolidated statements of profit or loss.
Non-monetary
assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary
assets or liabilities.
Non-monetary
assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.
The results of foreign operations are translated into RMB at the average exchange rates for the period. Statement of financial position items are translated into RMB at the foreign exchange rates at the end of the years presented. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.
On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(z)	Research and development expenses
Research and development expenses are expensed as incurred. Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Group’s autonomous driving technology platform and autonomous driving vehicles, depreciation of equipment used in research and development and allocated overhead costs.
The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.

Autonomous driving technology is an emerging technology and has potential to be applied in a wide range of different use cases. The Group faces significant challenges and uncertainty as to whether it can successfully develop and, more importantly, commercialize its autonomous driving technology platform and autonomous driving vehicles, due to expectations for better-than-human driving performance, considerable capital requirements, long lead time in development, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. While certain autonomous driving use cases are already in the early stages of commercialization and the Group started to generate revenue since 2020, as the Group’s development activities moved on to cater for more challenging use cases involving more complex road conditions, the level of uncertainties from the above sources remain high. As such, the Group cannot demonstrate these activities would generate probable future economic benefits.

(aa)	Borrowing costs
Borrowing costs are expensed in which they are incurred.

(bb)	Interest income
Interest income is recognized using the effective interest method and presented outside the operating results in the consolidated statements of profit or loss.

(cc)	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

(dd)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.
Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Accounting estimates and judgments
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Fair value of warrant liabilities
The Group measures the warrant liabilities (Note 2(s)) at fair value. There are no quoted prices in an active market, the fair value of warrant liabilities is established with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of the Company’s ordinary shares and the estimated probability of the occurrence of triggering events, require management estimates. Management’s estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.

(b)	Share-based compensation
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group had to estimate the vesting periods of the share awards which were variable and subject to an estimate of when an IPO of the Company would occur before it completed its IPO in October 2024. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 30.

4	Segment reporting
For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented.
Geographic information
The Company is an investment holding company incorporated in the Cayman Islands and the principal place of the Group’s business operation is in the PRC. No geographical information is presented as the Group’s revenue and non-current
assets are predominately generated/located in the PRC.

5	Revenue
The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.

(i)	Disaggregation of revenue
Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving related operational and technical support services	32,627	85,285	108,523
Other technology services	157,199	262,369	164,901

Provision of services	189,826	347,654	273,424
Sales of autonomous driving vehicles	337,717	54,190	87,710

	527,543	401,844	361,134

Timing of revenue recognition
Point in time	337,717	54,190	87,710
Over time	189,826	347,654	273,424

	527,543	401,844	361,134

The major customers, which individually contributed more than 10% of total revenue of the Group for the years ended December 31, 2022, 2023 and 2024, are as follows. Details of concentrations of credit risk of the Group are set out in Note 31(a).

	For the year ended December 31,
	2022	2023	2024
Customer A	30%	55%	24%
Customer B	12%	*	*
Customer C	18%	*	*
Customer D	11%	*	*

*	represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective year.

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence as of the reporting date
As of December 31, 2022, 2023 and 2024, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB401.5 million, RMB263.8 million and RMB88.3 million, respectively. These amounts represented revenue expected to be recognized in the future from operational services and ADAS research and development services contracts entered into by the customers with the Group. The Group will recognize the expected revenue in future when or as the work is completed, which is expected to occur over the next one
to three years.
The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 such that the above information does not include any remaining performance obligations are part of a contract that has an original expected duration of one year or less. The above information also does not include any amount of royalties under an arrangement with a customer as described in Note 2 (x)(ii).

6	Other net income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Government grants	19,658	14,399	14,132
Net (loss)/gain on disposal of non-current assets	(950)	(1,087)	1,013
Others	588	2,438	1,346

	19,296	15,750	16,491

7	Expenses by nature

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Payroll and employee benefits (Note 7(i))	802,355	1,497,459	1,953,723
Cost of goods sold (Note 16(b))	192,523	34,138	71,716
Depreciation and amortization (Note 7(ii))	86,552	89,610	101,131
Professional services fee	63,811	46,918	107,178
Service fee from a related party (Note 34)	30,274	111,532	90,055
Outsourcing service fee	27,834	43,239	67,438
Utilities and property management fee	38,210	31,978	35,698
Others	72,814	88,705	107,205

Total cost of revenue, research and development expenses, administrative expenses and selling expenses	1,314,373	1,943,579	2,534,144

Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	460,221	544,968	728,373
Contributions to defined contribution retirement plan	16,705	20,707	37,483
Share-based compensation expenses (Note 30)	325,429	931,784	1,187,867

	802,355	1,497,459	1,953,723

(ii) Depreciation and amortization:
Property and equipment (Note 11)	50,519	49,090	58,312
Right-of-use assets (Note 12)	31,748	36,205	38,484
Intangible assets (Note 13)	4,285	4,315	4,335

	86,552	89,610	101,131

8	Other finance costs

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Interest on bank loans (Note 21(c))	—	—	525
Interest on lease liabilities (Note 21(c))	3,574	2,853	2,276
Changes in the carrying amount of put option liabilities (Note 21(c))	628	637	650

	4,202	3,490	3,451

9	Income tax

(a)	Taxation in the consolidated statements of profit or loss represents:
The Group had no current income tax expense for the year ended December 31, 2022, as the entities in the Group had no taxable income in the year. The Group provided the current income tax expense of RMB2.9 million and RMB5.9 million for the years ended December 31, 2023 and 2024, respectively, which represented a withholding tax levied at
10
% on interest income earned by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the Chinese
M
ainland in 2023 and 2024, and a withholding tax levied at
30
% on interest income earned by the Company in the U.S. which is a
non-U.S.
resident according to the relevant rules and regulations of the U.S in 2024.
Reconciliation between tax expense and accounting loss at applicable tax rates:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before taxation	(1,298,496)	(1,946,235)	(2,510,940)
Notional tax benefit on loss before taxation, calculated at the rates applicable to losses in the jurisdictions concerned	(102,152)	(292,888)	(438,268)
Tax effect of non-deductible share-based compensation expenses	61,106	205,417	230,195
Tax effect of additional deduction on research and development expenses	(50,066)	(76,498)	(111,813)
Tax effect of preferential income tax rate applicable to subsidiaries	19,396	47,479	73,651
Tax effect of non-taxable interest income	(1,479)	(14,467)	(19,894)
Tax effect of withholding tax on interest income (Note (iii)(iv))	—	2,826	5,868
Tax effect of unused tax losses and deductible temporary differences not recognized	73,195	130,997	266,129

Income tax	—	2,866	5,868

Notes:

(i)	The Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

(ii)	Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax at the rate of 16.5% of the estimated assessable profit generated from the operations in Hong Kong. A two-tiered
profits tax rates regime was introduced in 2018 where the first Hong Kong Dollar (“HKD”) 2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. No provision for Hong Kong Profits Tax has been made, as the subsidiary of the Group incorporated in Hong Kong did not have assessable profits which are subject to Hong Kong Profits Tax during the years ended December 31, 2022, 2023 and 2024.

(iii)	the U.S.
Under the United States Internal Revenue Code, the subsidiary of the Group established in the U.S. is subject to a unified Federal CIT rate of 21% and state income and franchise tax of 8.84%.
Interest income derived by the Company in the Cayman Islands from the U.S. is subject to
30
% U.S. federal withholding tax.

(iv)	the PRC
Under the PRC Corporate Income Tax (“CIT”) Law, the subsidiaries of the Group established in the PRC and the former VIE are subject to a unified statutory CIT rate of 25%, unless otherwise specified.
Guangzhou Wenyuan has obtained approval from the tax bureau to be taxed as an enterprise with advanced and new technologies for the period from the calendar years from 2022 to 2024 and therefore enjoyed a preferential PRC CIT rate of 15% for the years ended 31 December 2022, 2023 and 2024.
Interest income derived by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong from the Chinese
M
ainland are subject to CIT on a withholding basis at rate of
10%.
No
provision for income taxes has been made for the years ended December 31, 2022, 2023 and 2024 as the Company and its subsidiaries, and the former VIE and its subsidiaries have either sustained loss for tax purpose or their unused tax losses were sufficient to cover their estimated assessable profits for the year.

(b)	Deferred tax assets and liabilities recognized

(i)	Movements of each component of deferred tax assets and liabilities:

	Assets			Liabilities
Deferred tax arising from:	Tax losses	Lease liabilities	Total	Intangible assets	Right-of-use assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	4,054	9,794	13,848	(7,479)	(9,858)	(17,337)
(Charged) /credited to profit or loss	(903)	(2,721)	(3,624)	998	2,626	3,624

As of December 31, 2022	3,151	7,073	10,224	(6,481)	(7,232)	(13,713)
(Charged) /credited to profit or loss	(370)	658	288	998	(1,286)	(288)

As of December 31, 2023	2,781	7,731	10,512	(5,483)	(8,518)	(14,001)
(Charged) /credited to profit or loss	(401)	299	(102)	997	(895)	102

As of December 31, 2024	2,380	8,030	10,410	(4,486)	(9,413)	(13,899)

(ii)	Reconciliations to the consolidated statements of financial position:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Net deferred tax assets in the consolidated statements of financial position	1,994	997
Net deferred tax liabilities in the consolidated statements of financial position	(5,483)	(4,486)

(c)	Deferred tax assets not recognized
The Group has not recognized deferred tax assets in respect of cumulative tax losses, including deductible temporary differences, whose expiry dates are:

	As of December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Within 1 year	18,072	11,174	32,408
More than 1 year but within 5 years	317,335	626,232	1,147,924
More than 5 years	1,517,663	2,031,678	3,082,867

	1,853,070	2,669,084	4,263,199

Management is of opinion that it is not probable that future taxable profits against which the losses above can be utilised will be available in the relevant tax jurisdiction and entity.

10	Loss per Class A and Class B ordinary share

(a)	Basic loss per Class A and Class B ordinary share
The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.
In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as “outstanding” for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the years presented have been retrospectively adjusted for the bonus element in such issuance.

Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated
into 149,442,793 Class A ordinary shares and 54,414,873
Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively.
Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2022	2023	2024
	Number of shares	Number of shares	Number of shares
	’000	’000	’000
Issued Class A and Class B ordinary shares as of January 1	103,850	103,850	105,614
Effect of bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	12,807	12,807	12,807
Effect of ordinary shares issued	897	894	34,990
Effect of Class A ordinary shares issued upon IPO and exercise of the over-allotment option	—	—	16,350
Effect of Class A and Class B ordinary shares converted from preferred shares	—	—	100,188
Effect of ordinary shares repurchased	(332)	—	—
Effect of ordinary shares deemed to be in issue*	—	—	24,701

Weighted average number of Class A and Class B ordinary shares for the year	117,222	117,551	294,650

Note:

*	The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

(ii)	Calculations of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2022	2023	2024
Loss for the year (in RMB’000)	(1,298,496)	(1,949,101)	(2,516,808)
Deemed distribution to a preferred shareholder (in RMB’000) (Note 27(ii))	—	(32,767)	—
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(1,298,496)	(1,981,868)	(2,516,808)
Weighted average number of Class A and Class B ordinary shares in issue (in ’000)	117,222	117,551	294,650
Basic loss per Class A and Class B ordinary share (in RMB)	(11.08)	(16.86)	(8.54)

(b)	Diluted loss per Class A and Class B ordinary share
Diluted loss per Class A and Class B ordinary share is calculated by adjusting the weighted average number of Class A and Class B ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

There was no difference between basic and diluted loss per Class A and Class B ordinary share during the years ended December 31, 2022, 2023 and 2024 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company (Note 23); 2) non-redeemable preferred shares (Note 29); and 3) the share options (Note 30); and 4) financial liabilities measured at FVTPL (Note 27).

11	Property and equipment

	Leasehold improvement	Office equipment and electronic equipment	Machinery	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost

As of January 1, 2023	35,497	68,595	117,267	38,249	48	259,656
Additions	3,633	19,563	11,185	1,884	142	36,407
Disposals	—	(291)	(4,119)	(5,519)	—	(9,929)
Effect of movement in exchange rates	332	100	694	165	1	1,292

As of December 31, 2023	39,462	87,967	125,027	34,779	191	287,426

Additions	9,739	61,440	12,866	5,148	68	89,261
Transfer in/(out)	—	—	78	132	(210)	—
Transfers from inventories	—	—	—	50,286	—	50,286
Disposals	—	(120)	(609)	(8,062)	(49)	(8,840)
Effect of movement in exchange rates	297	104	671	158	—	1,230

As of December 31, 2024	49,498	149,391	138,033	82,441	—	419,363

Accumulated depreciation:

As of January 1, 2023	(20,408)	(22,883)	(86,582)	(15,905)	—	(145,778)
Depreciation	(8,651)	(20,964)	(12,709)	(6,766)	—	(49,090)
Disposals	—	106	2,786	4,047	—	6,939
Effect of movement in exchange rates	(251)	(88)	(502)	(82)	—	(923)

As of December 31, 2023	(29,310)	(43,829)	(97,007)	(18,706)	—	(188,852)

Depreciation	(8,202)	(29,478)	(12,435)	(8,197)	—	(58,312)
Disposals	—	21	56	6,910	—	6,987
Effect of movement in exchange rates	(286)	(88)	(523)	(110)	—	(1,007)

As of December 31, 2024	(37,798)	(73,374)	(109,909)	(20,103)	—	(241,184)

Carrying amounts:

As of December 31, 2023	10,152	44,138	28,020	16,073	191	98,574

As of December 31, 2024	11,700	76,017	28,124	62,338	—	178,179

12	Right-of-use assets

	Property	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000
Cost

As of January 1, 2023	132,246	8,734	140,980
Additions	23,271	—	23,271
Derecognition	(6,035)	—	(6,035)
Effect of movement in exchange rates	585	—	585

As of December 31, 2023	150,067	8,734	158,801

Additions	59,159	4,488	63,647
Derecognition	(60,738)	(5,059)	(65,797)
Effect of movement in exchange rates	300	—	300

As of December 31, 2024	148,788	8,163	156,951

Accumulated depreciation:

As of January 1, 2023	(72,845)	(3,725)	(76,570)
Charge for the year	(34,630)	(1,575)	(36,205)
Derecognition	6,035	—	6,035
Effect of movement in exchange rates	(403)	—	(403)

As of December 31, 2023	(101,843)	(5,300)	(107,143)

Charge for the year	(36,609)	(1,875)	(38,484)
Derecognition	57,531	4,848	62,379
Effect of movement in exchange rates	(139)	—	(139)

As of December 31, 2024	(81,060)	(2,327)	(83,387)

Carrying amounts:

As of December 31, 2023	48,224	3,434	51,658

As of December 31, 2024	67,728	5,836	73,564

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Properties	30,035	34,630	36,609
Vehicles	1,713	1,575	1,875

	31,748	36,205	38,484

Interest on lease liabilities (Note 8)	3,574	2,853	2,275
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31	1,366	933	1,686

	36,688	39,991	42,445

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(d) and Note 22, respectively.

Notes:

(i)	Properties
The Group leases properties for its
office premises, staff accommodations and garage
. The leases of offices and parking space typically run for a period of one to five years.

(ii)	Vehicles
The Group leases vehicles with lease terms of
five years.

13	Intangible assets

	Patent	Software	Total
	RMB’000	RMB’000	RMB’000
Cost

As of January 1, 2023	31,900	4,251	36,151
Purchases	—	304	304
Disposals	—	(101)	(101)
Effect of movement in exchange rates	—	20	20

As of December 31, 2023	31,900	4,474	36,374

Purchases	—	1,504	1,504
Disposals	—	(103)	(103)
Effect of movement in exchange rates	—	19	19

As of December 31, 2024	31,900	5,894	37,794

Accumulated amortization:

As of January 1, 2023	(5,982)	(1,566)	(7,548)
Amortization	(3,987)	(328)	(4,315)
Disposals	—	101	101
Effect of movement in exchange rates	—	(18)	(18)

As of December 31, 2023	(9,969)	(1,811)	(11,780)

Amortization	(3,988)	(347)	(4,335)
Disposals	—	2	2
Effect of movement in exchange rates	—	(17)	(17)

As of December 31, 2024	(13,957)	(2,173)	(16,130)

Carrying amounts:

As of December 31, 2023	21,931	2,663	24,594

As of December 31, 2024	17,943	3,721	21,664

14	Goodwill
The Group’s goodwill arises from its business acquisition in 2021. As the acquisition gave an extra boost to the Group’s research and development capabilities, the business of the acquired companies was integrated into the Group’s businesses to provide autonomous driving technology related solutions after the business acquisition. The Group has determined that the overall business constitutes one single CGU, named Auto-driving CGU. All the goodwill has been allocated to the Auto-driving CGU.

Impairment test of goodwill
The recoverable amounts of the Auto-driving CGU are determined based on the higher of value-in-use
and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using an estimated growth rate which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a discount rate. The discount rate used is pre-tax
and reflects specific risks relating to the Auto-driving CGU.
Key assumptions used for the annual impairment test of goodwill were as follows:

	As of December 31,
	2023	2024
Pre-tax discount rate	19.5%	18.6%
Estimated growth rate	2.2%	2.0%
Based on the impairment test performed, the recoverable amount of the Auto-driving CGU exceeded the carrying amount as of December 31, 2023 and 2024, respectively. Therefore, management determined that goodwill was not impaired as of December 31, 2023 and 2024. Based on the management’s expectations reasonably possible changes in key assumptions disclosed above would not cause the carrying amount of the Auto-driving CGU to exceed its recoverable amount.

15	Restricted cash

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	1,575	6,635
Deposits for others	—	3,034

	1,575	9,669

Current
Deposits for renting office (Note (i))	6,537	—
Credit card and other deposits	3,657	4,814

	10,194	4,814

Notes:

(i)	Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

16	Inventories

(a)	Inventories comprise:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Production supplies	58,151	76,961
Work in progress (Note (i))	160,069	127,744

	218,220	204,705

Note:

(i)	Work in progress represents vehicles in the process of deployment.

(b)	The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Carrying amounts of inventories sold	192,523	27,739	46,055
Write down of inventories	—	6,399	25,661

	192,523	34,138	71,716

17	Contract assets and contract liabilities

(a)	Contract assets

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Contract assets

Arising from sales of autonomous driving vehicles	14,751	19,933
Arising from provision of services	77,841	18,280
Less: loss allowance (Note 31(a))	(9,516)	(9,647)

	83,076	28,566

Current portion	82,826	28,005
Non-current portion (Note19)	250	561
All of the amounts are expected to be recovered within one year from the end of each of the reporting year, except for the amounts of RMB250 thousand and RMB561 thousand as of December 31, 2023 and 2024 related to retentions included in other non-current assets, which are expected to be recovered over one year.
The Group typically agrees to a retention period between one to three years for the sales of autonomous driving vehicles after the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group. The related retentions are included in the contract assets until the end of the retention period as the Group’s entitlement to the retentions is conditional on the Group’s work satisfactorily passing retention period. Based on historical experience the Group was able to collect the retentions.
In addition, the Group’s service contracts include payment schedules which require stage payments over the service period once the milestones are reached.

(b)	Contract liabilities

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Contract liabilities
- Billings in advance of performance	12,498	2,119
- Billings in advance of goods transferred	—	2,357

As of December 31	12,498	4,476

All of the contract liabilities are expected to be recognized as revenue within one year and the amount of RMB12.5 million included in contract liabilities as of December 31, 2023 was recognized as revenue in the year ended December 31, 2024.

18	Trade receivables, prepayments and other receivables

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivables	302,482	318,044
Less: loss allowance (Note 31(a))	(35,549)	(65,437)

Trade receivables, net of loss allowance	266,933	252,607

Receivables from payments made on behalf of customers, net of allowance	52,952	31,917
Receivables from loans to employees (Note (i))	10,859	18,501

Other receivables	63,811	50,418

Trade and other receivables at amortized cost	330,744	303,025

Prepayments to suppliers	49,955	67,542
Refundable value-added tax	49,493	64,678
Others	29,271	15,014

Prepayments and others	128,719	147,234

Prepayments and other receivables	192,530	197,652

Total trade receivables, prepayments and other receivables	459,463	450,259

F-
4
9

Note:

(i)
In June 2023, the Group provided a
one-year
loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million (equivalent to RMB7.1 million) was repaid in 2024, and the term for the remaining principal of USD0.5 million (equivalent to RMB3.6 million) and the cumulative interest of USD0.1 million (equivalent to RMB0.6 million) was extended to be repaid in June 2025.

In December 2024, the Group provided one-year loan with a principal amount of USD2.0 million (equivalent to RMB14.2 million) to another employee at an interest rate of 4.30%.
All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date. Further details on the Group’s credit policy are set out in Note 31(a).
Aging analysis
As at the end of each reporting period, the aging analysis of trade receivables based on the invoice date, is as follows:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Within 1 year	182,978	179,986
More than 1 year	119,504	138,058

	302,482	318,044

19	Other non-current assets

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Prepayment for leasing motor vehicles	19,327	18,239
Prepayment for property and equipment	1,505	1,225
Contract assets-non-current, net of allowance	250	561

	21,082	20,025

F-5
0

20	Financial assets at FVTPL

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Non-current
- Investment in a listed company	—	56,919
Current
- Non-equity investments	317,042	1,685,146

	317,042	1,742,065

The
non-equity
investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.
In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized a loss of USD11.9 million (equivalent to RMB84.6 million) in fair value change for the year ended December 31, 2024.
Please see more information about the fair value valuation in Note 31(e).

21	Cash, cash equivalents and time deposits

(a)	Cash, cash equivalents and time deposits comprise:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Cash and cash equivalents	1,661,152	4,268,300
Time deposits	2,550,279	620,148
RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. The Group’s time deposits are denominated in USD or RMB and are deposited with banks and other financial institutions in Chinese
M
ainland and overseas.

F-5
1

(b)	Reconciliation of loss before taxation to cash used in operations:

		For the year ended December 31,
		2022	2023	2024
	Note	RMB’000	RMB’000	RMB’000
Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)
Adjustments for:
- Net loss/(gain) on disposal of non-current assets	6	950	1,087	(1,013)
- Impairment loss on receivables and contract assets		11,696	40,217	28,664
- Write down of inventories	16(b)	—	6,399	25,661
- Share-based compensation expenses	7(i)	325,429	931,784	1,187,867
- Depreciation and amortization	7(ii)	86,552	89,610	101,131
- Other finance costs	8	4,202	3,490	3,451
- Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		479,210	554,048	465,254
- Fair value changes of financial liabilities measured at FVTPL		(25,308)	4,549	—
- Inducement charges of warrants		125,213	—	—
- Fair value changes of financial assets at FVTPL		(7,731)	(42,960)	61,834
- Net foreign exchange gain		(10,162)	(5,932)	(557)
- Accrued interest income		—	—	41,384
- Income tax expense		—	2,866	5,868

Changes in:
- Inventories		(41,452)	(68,548)	(62,255)
- Contract assets - current		(93,062)	1,717	54,410
- Trade receivables		(215,850)	(54,076)	(11,166)
- Prepayments and other receivables		7,055	(108,442)	7,859
- Prepayments to and amount s due from related parties		8,952	(25,031)	312
- Restricted cash		1,828	821	(2,573)
- Other non-current assets		(21,532)	22,002	(3,180)
- Trade payables		(4,485)	6,291	3,734
- Other payables, deposits received and accrued expenses		9,578	51,517	98,563
- Contract liabilities		381	8,298	(8,022)
- Amounts due to related parties		(18,615)	52,995	(68,377)
- Other non-current liabilities		5,266	4,375	(1,845)

Cash used in operations		(670,381)	(472,024)	(589,804)

F-5
2

(c)	Reconciliation of movement of liabilities to cash flows arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified into the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27)	(Note 23)	(Note 24)
As of January 1, 2022	93,833	74,357	3,790,636	39,184	3,998,010

Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	2,163,410	—	2,163,410
Proceeds from issuance of financial liabilities	—	143,829	—	—	143,829
Proceeds from issuance of ordinary shares	—	—	—	—	—
Payment of repurchase of redeemable preferred shares	—	—	(39,467)	—	(39,467)
Capital element of lease rentals paid	(34,448)	—	—	—	(34,448)
Interest element of lease rentals paid	(3,574)	—	—	—	(3,574)

Total changes from financing cash flows	(38,022)	143,829	2,123,943	—	2,229,750

Exchange adjustments	1,839	6,550	450,748	—	459,137
Other changes:
Increase in lease liabilities from entering into new leases during the year	6,649	—	—	—	6,649
Increase in interest expenses	3,574	—	—	—	3,574
Changes in the carrying amount of put option liabilities	—	—	—	628	628
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	479,210	—	479,210
Fair value changes of financial liabilities measured at FVTPL	—	(25,308)	—	—	(25,308)
Inducement charges of warrants	—	125,213	—	—	125,213
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(252,529)	173,017	—	(79,512)

Total other changes	10,223	(152,624)	652,227	628	510,454

As of December 31, 2022	67,873	72,112	7,017,554	39,812	7,197,351

F-5
3

	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27)	(Note 23)	(Note 24)
As of January 1, 2023	67,873	72,112	7,017,554	39,812	7,197,351

Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	485,262	—	485,262
Capital element of lease rentals paid	(38,163)	—	—	—	(38,163)
Interest element of lease rentals paid	(2,853)	—	—	—	(2,853)

Total changes from financing cash flows	(41,016)	—	485,262	—	444,246

Exchange adjustments	426	1,627	124,858	—	126,911

Other changes:
Increase in lease liabilities from entering into new leases during the year	23,271	—	—	—	23,271
Increase in interest expenses	2,853	—	—	—	2,853
Changes in the carrying amount of put option liabilities	—	—	—	637	637
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	554,048	—	554,048
Fair value changes of financial liabilities measured at FVTPL	—	4,549	—	—	4,549
Deemed distribution to a preferred shareholder	—	32,767	—	—	32,767
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(111,055)	—	—	(111,055)

Total other changes	26,124	(73,739)	554,048	637	507,070

As of December 31, 2023	53,407	—	8,181,722	40,449	8,275,578

F-5
4

	Lease liabilities	Bank loans	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 28)	(Note 23)	(Note 24)
As of January 1, 2024	53,407	—	8,181,722	40,449	8,275,578

Changes from financing cash flows:
Proceeds from bank loans	—	80,000	—	—	80,000
Payment of interest of bank loans	—	(466)	—	—	(466)
Capital element of lease rentals paid	(44,976)	—	—	—	(44,976)
Interest element of lease rentals paid	(2,276)	—	—	—	(2,276)

Total changes from financing cash flows	(47,252)	79,534	—	—	32,282

Exchange adjustments	401	—	29,771	—	30,172

Other changes:
Increase in lease liabilities from entering into new leases during the year	59,159	—	—	—	59,159
Increase in interest expenses	2,276	525	—	—	2,801
Changes in the carrying amount of put option liabilities	—	—	—	650	650
Early termination of lease	(3,207)	—	—	—	(3,207)
Gain from early termination of lease	(1,825)	—	—	—	(1,825)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	465,254	—	465,254
Cancellation of other financial instruments issued to an investor	—	—	(27,831)	—	(27,831)
Conversion from preferred shares to ordinary shares	—	—	(8,648,916)	—	(8,648,916)

Total other changes	56,403	525	(8,211,493)	650	(8,153,915)

As of December 31, 2024	62,959	80,059	—	41,099	184,117

(d)	Total cash outflow for leases
Amounts included in the consolidated statements of cash flows for leases comprise the following:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Within operating cash flows (Note 12)	1,366	933	1,686
Within financing cash flows (Note 21(c))	38,022	41,016	47,252

	39,388	41,949	48,938

These amounts relate to the following:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Lease rentals paid	39,388	41,949	48,938

(e)	Non-cash transactions
Non-cash
investing and financing transactions incurred for the years ended December 31, 2022, 2023 and 2024 mainly comprised the following:

(i)	Purchase of right-of-use assets included in lease liabilities amounting to RMB6.6 million, RMB23.2 million and RMB59.2 million for the years ended December 31, 2022, 2023 and 2024, respectively;

F-5
5

(ii)	The Group transferred inventory to property and equipment amounting to RMB 50.3 million for the year ended December 31, 2024.

(iii)	Purchase of property and equipment included in other payables to RMB5.2 million in for the year ended December 31, 2024.

(iv)	Exercise of warrants to subscribe for convertible redeemable preferred shares amounting to RMB252.5 million and RMB111.1 million for the years ended December 31, 2022 and 2023, respectively.

(v)
In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration, as a result, the Group recognized the fair value changes of the warrant due to the amendment as a deemed distribution to this preferred shareholder amounting to
 RMB32.8
million for the year ended December 31, 2023.

(vi)
In May 2024, the Company entered into an amendment with a holder of a financial instrument, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares from 1,133,534 to 429,369 at purchase price of USD4.6580 per share through reducing the subscription receivables from the holder amounting to USD3.3 million (equivalent to RMB23.3 million). The cancellation of the other financial instrument was reflected in the increase of other reserve of
RMB4.5 million
and the decrease of the other financial instrument of
 RMB27.8
million for the year ended December 31, 2024.

(vii)
In October 2024, the Company completed the IPO. The preferred shares subject to redemption and other preferential rights amounting to RMB8,648.9
million as of the completion of the IPO were transferred from liabilities to equity, and the non-redeemable preferred shares amounting to RMB15 thousand transferred to ordinary shares, upon the completion of the IPO.

(viii)
In November 2024, the Company cancelled all issued treasury shares amounting to
 RMB151.7 million
 by adjusting the amount that corresponded to the sum of the par value and the share premium amounts of the shares so cancelled
.

(ix)	In October 2024, the accrued commission relating to the IPO amounting to RMB16.2 million was offset against share premium upon the completion of IPO.

22	Lease liabilities
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the years presented:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Current
- Within 1 year	31,098	36,900

Non-current
After 1 year but within 2 years	15,658	20,883
After 2 years but within 5 years	6,651	5,176

	22,309	26,059

	53,407	62,959

23	Preferred shares and other financial instruments subject to redemption and other preferential rights

As of December 31,
2023
RMB’000
Other financial instruments (Note 23(a))	138,938
Convertible redeemable preferred shares (Note 23 (b))	8,042,784

8,181,722

(a)	Other financial instruments issued to investors
The Group committed to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.
The movement of other financial instruments issued to investors during the years presented is set out as below:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
As of January 1	752,120	621,449	138,938
Issuance of financial instruments	583,975	—	—
Issuance of convertible redeemable preferred shares according to the commitment (Note 23(b))	(818,244)	(538,696)	(115,753)
Changes in the carrying amount	41,130	48,408	4,208
Cancellation of other financial instruments issued to an investor	—	—	(27,831)
Foreign exchange effect	62,468	7,777	438

As of December 31	621,449	138,938	—

In
2023, the Group repaid the original issue price of RMB39.1 million
(equivalent to USD6.2 million)
to certain investors, who committed to subscribe for 1,331,387
Series D Preferred Shares at a per share purchase price of US$4.658, after obtaining regulator’s approval and completing the foreign exchange registration procedures for the overseas direct investments.
As of December 31, 2023, the subscription price of USD6.2 million (equivalent to RMB43.9 million) was not received by the Group, which was recorded as subscription receivables in the consolidated statements of financial position.
In
May 2024, the Company entered into an amendment with the investors, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares committed to subscribed for from
1,331,387 to 583,752 with an aggregate subscription price of USD2.7 million (equivalent to RMB19.3 million), which was collected in 2024.

(b)	Convertible redeemable preferred shares
The Series
B-1
Preferred Shares, Series
B-2
Preferred Shares and Series
B-3
Preferred Shares are collectively referred to as the “Series B convertible redeemable preferred shares”, Series
C-1
Preferred Shares is referred to as the “Series
C-1
convertible redeemable preferred shares”, Series D Preferred Shares are referred to as the “Series D convertible redeemable preferred shares”, and Series D+ Preferred Shares are referred to as the “Series D+ convertible redeemable preferred shares”. All series of convertible redeemable preferred shares have the same par value of USD0.00001 per share. The redemption and other preferential rights of the convertible redeemable preferred shares are set forth below.
Redemption Rights
The Company is obliged to redeem all or part of the outstanding issued convertible redeemable preferred shares, at any time after the occurrence of specified contingent redemption events, including but not limited to that the Company has not completed a qualified IPO as of June 30, 2026.
The redemption amount payable for each convertible redeemable preferred shares upon the occurrence of any of the specified contingent events, will be an amount equal to 100% of the convertible redeemable preferred shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the original issue price at the rate of 10% per annum for Series B convertible redeemable preferred shares or 8% per annum for Series
C-1
convertible redeemable preferred shares, Series D convertible redeemable preferred shares and Series D+ convertible redeemable preferred shares.
Conversion Rights
Each convertible redeemable preferred share shall be convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable
ordinary shares according to a conversion ratio of 1:1 based on the original issuance price, subject to adjustments for dilution, including but not limited to issuing new shares under the original subscription price per share paid by the holders.

F-5
7

All the outstanding convertible redeemable preferred shares shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon either of (a) the closing of a qualified IPO, or (b) the date or the occurrence of an event, specified by vote or written consent or agreement of the majority of all the preferred shares holders.
Voting Rights
The holders of convertible redeemable preferred shares shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote on an
‘as-converted’
basis.
Dividend Rights
The holders of redeemable preferred shares are entitled to receive dividends at a simple rate of 8% of the original issue price per annum for each convertible redeemable preferred share held by such holder, payable out of funds or assets when and as such funds or assets become legally available. The dividends shall be paid in the sequence of (i) Series D+ convertible redeemable preferred shares; (ii) Series D convertible redeemable preferred shares; (iii) Series
C-1
convertible redeemable preferred shares; and (iv) Series B convertible redeemable preferred shares. After the dividends have been paid in full or declared to the holders of the convertible redeemable preferred shares, the holders of the convertible redeemable preferred shares and the ordinary shares shall be entitled to receive on a pro rata, as-converted
basis any additional dividends that the Board of Directors may declare, set aside or pay. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors. The Board of Directors has right to decide whether to declare the dividends or not.

F-5
8

Presentation and classification
The Group recognized the financial liabilities arising from the redemption obligations for the preferred shares at the present value of the redemption amounts, with the changes in the carrying amount recorded in the consolidated statements of profit or loss. The movements of these financial liabilities during the years presented are set out as below:

	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series B-3 Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Series D+ Preferred Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	704,338	182,130	322,283	1,829,765	—		3,038,516
Issuance of new convertible redeemable preferred shares	—	—	—	—	1,579,435	—	1,579,435
Repurchase of convertible redeemable preferred shares	—	—	(39,467)	—	—	—	(39,467)
Changes in the carrying amount of convertible redeemable preferred shares	109,216	17,379	36,424	146,249	128,812	—	438,080
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	767,688	—	50,556	—	—	—	818,244
Exercise of warrants to subscribe for convertible redeemable preferred shares (Note 27)	—	—	63,980	—	109,037	—	173,017
Foreign exchange effect	96,840	17,453	33,811	174,309	65,867		388,280

As of December 31, 2022	1,678,082	216,962	467,587	2,150,323	1,883,151		6,396,105

Issuance of new convertible redeemable preferred shares	—	—	—	—	219,037	266,225	485,262
Changes in the carrying amount of convertible redeemable preferred shares	140,860	18,161	39,441	153,256	151,422	2,500	505,640
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	—	538,696	538,696
Foreign exchange effect	29,250	3,781	8,151	37,327	34,021	4,551	117,081

As of December 31, 2023	1,848,192	238,904	515,179	2,340,906	2,287,631	811,972	8,042,784

Changes in the carrying amount of convertible redeemable preferred shares	116,264	15,083	32,554	126,495	120,517	50,133	461,046
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	115,753	—	115,753
Conver s ion into Class A ordinary shares upon IPO of the Company	(1,971,168)	(254,856)	(549,605)	(2,475,929)	(2,532,302)	(865,056)	(8,648,916)
Foreign exchange effect	6,712	869	1,872	8,528	8,401	2,951	29,333

As of December 31, 2024	—	—	—	—	—	—	—

F-
59

24	Put option liabilities
In July 2019, WeRide Hong Kong Ltd. (“WeRide HK”) and Guangzhou Jingqi entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd. (“Wenyuan Yuexing”) in which the Group has control; 2) the investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below
10
% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025. Based on negotiation among the Group and the shareholders of Wenyuan Yuexing, the Group has redeemed
15% equity interest from one of the investors in 2021.
Since the Group is obligated to pay cash to the investors upon occurrence of certain events beyond the Group’s control, the put option liabilities were initially recognized at present value of redemption amount by the Group with reference to the present value of the estimated future cash outflows, and were accreted to redemption amount subsequently. The movements of the put option liabilities during the years presented are set out as below:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
As of January 1	39,184	39,812	40,449
Changes in carrying amount (Note 8)	628	637	650

As of December 31	39,812	40,449	41,099

25	Other non-current liabilities

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Government grants received with conditions	6,522	4,677
The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current
liabilities, which will be released to other income in the consolidated statements of profit or loss when the conditions attached are satisfied.

F-6
0

26	Trade and other payables, deposits received and accrued expenses

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade payables	16,962	20,713

Government grants received with conditions*	176,426	184,542
Accrued payroll and social insurance	55,818	96,593
Payables for professional services	4,470	27,134
Taxes payable and others	34,592	89,486

Total other payables, deposits received and accrued expenses	271,306	397,755

Trade and other payables, deposits received and accrued expenses measured at amorti z ed cost	288,268	418,468

*	The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.
Aging analysis
The aging analysis of trade payables based on the invoice date, is as follows:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Within 1 year	16,962	20,713
As of December 31, 2023 and 2024, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.
Information about the Group’s exposure to currency and liquidity risks is included in Note 31.

27	Financial liabilities measured at FVTPL
The Group granted warrants to certain investors in 2022 and before, under which the investors have the rights to subscribe for the Company’s preferred shares at a predetermined or nominal price during a specific period. Such warrants are classified as financial liabilities measured at FVTPL.

F-6
1

The movement of warrant liabilities during the years presented is set out as below:

	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
As of January 1	74,357	72,112
Deemed distribution to a preferred shareholder (Note (ii))	—	32,767
Issuance of warrant liabilities	143,829	—
Inducement charges (Note(i))	125,213	—
Fair value changes	(25,308)	4,549
Exercised by the investors to subscribe for preferred shares
- Convertible redeemable preferred shares (Note 23(b))	(173,017)	—
- Other reserve (Note 29(b)(iii))	(79,512)	(111,055)
Foreign exchange effect	6,550	1,627

As of December 31	72,112	—

Notes:

(i)
In 2022, certain warrants were granted to certain preferred shares’ investors without additional consideration, when the Company issued convertible redeemable preferred shares to these investors. Under the warrants, these investors have the right to subscribe for more preferred shares at a predetermined price with certain discounts during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities.

(ii)
In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration. The warrant became exercisable as amended to subscribe for 1,382,929 shares of Series A Preferred Shares at a predetermined nominal price during a specific period. The fair value changes of the warrant of RMB 32.8 million due to the amendment was treated as a deemed distribution to this preferred shareholder.

The Group has engaged an independent valuation firm to evaluate the fair value of the warrants utilizing the binomial option-pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term. The warrants were remeasured as of the end of each year presented utilizing the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2022	2023
Expected volatility	58.1%	53.8%
Risk-free interest rate (per annum)	4.4%	4.3%
Expected dividend yield	0%	0%
Expected term	1.0 - 6.0 years	2.5 years
The risk-free interest rate was based on the U.S. Treasury rate for the expected remaining life of the convertible notes and warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s convertible notes and warrants. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the convertible notes and warrants.

28	Bank loans

	As of December 31,
	2023	202 4
	RMB’000	RMB’000

Non-current
- Long-term bank loan (Note (i))	—	50,040

Current
- Short-term bank loans (Note (ii))	—	30,019

	—	80,059

Notes:

(i)	In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum.
(ii)
In November and December 2024, a commercial bank in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million bearing an interest rate of 2.5% per annum.

F-6
2

29	Capital and reserves

(a)	Share capital and share premium
Authorized:

	Number of ordinary shares	Number of non- redeemable preferred shares	Number of convertible redeemable preferred shares
As of January 1, 2022	4,418,175,111	210,621,810	371,203,079
Re-designation upon issuance of preferred shares	(60,574,179)	1,084,600	59,489,579

As of December 31, 2022 and 2023 (Note (i))	4,357,600,932	211,706,410	430,692,658

Re-designation before the completion of the IPO	(4,357,600,932)	(211,706,410)	(430,692,658)

As of December 31, 202 4 (Note (i i ))	—	—	—

(i)
As of December 31, 2022 and 2023, the authorized capital of the Company was USD50,000 or i) 4,357,600,932 ordinary shares, including 50 Golden Shares; ii) 211,706,410 non-redeemable
preferred shares, consisting of 65,403,460 Series
Seed-1
Preferred Shares, 52,959,930 Series
Seed-2
Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 430,692,658 convertible redeemable preferred shares.

Golden Share represents the share held by each member, who shall be entitled to 7,200,000 votes in respect of each Golden Share held by such member (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to the ordinary shares or the Golden Shares).

(ii)
In July 2024, the Board of Directors approved, conditional upon and immediately prior to the completion of the IPO, the reorganization of the authorized share capital of the Company, of which the authorized share capital of the Company shall be USD50,000 divided into 5,000,000,000 shares of a par value of USD0.00001 each, comprising (i) 3,500,000,000 Class A ordinary Shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of USD0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes.

F-6
3

Issued:

	Number of ordinary shares	Share Capital of ordinary shares	Number of non- redeemable preferred shares	Share capital of non-redeemable preferred shares
		RMB’000		RMB’000
As of January 1, 2022 (Note (iii))	106,850,470	7	205,671,810	15

Issuance of new shares (Note (iv))	1,892,780	1	—	—

As of December 31, 2022	108,743,250	8	205,671,810	15

Issuance of new shares (Note (v))	1,763,689	—	4,400,229	—

As of December 31, 2023	110,506,939	8	210,072,039	15
Issuance of new shares (Note (vi)(vii))	93,350,727	7	—	—
Conversion of preferred shares into Class A and Class B ordinary shares (Note (x))	—	—	(210,072,039)	(15)
Re-designation before the completion of the IPO (Note (viii))	(203,857,666)	(15)	—	—

As of December 31, 2024	—	—	—	—

(iii)
As of January 1, 2022, the Company issued 106,850,470 ordinary shares, including 50 Golden Shares and 205,671,810 non-redeemable
preferred shares, consisting of 65,403,460 Series
Seed-1
Preferred Shares, 52,959,930 Series
Seed-2
Preferred Shares and 87,308,420 Series A Preferred Shares.

(iv)	In 2022, the Company issued 1,892,780 ordinary shares with consideration of USD2.0 million (equivalent to RMB13.4 million).
(v)
In 2023, the Company issued
1,763,689
ordinary shares with consideration of USD6.0 million (equivalent to RMB42.5 million) and 4,400,229 Series A Preferred Shares with consideration of USD4.4 thousand (equivalent to RMB31 thousand), upon the exercise of the warrant issued in 2018.

(vi)	In July 2024, the Company issued 80,544,159 ordinary shares at par value of USD0.00001 to settle vested restricted share units held by certain management personnel.
(vii)
In July 2024, to achieve an equitable relative shareholding among different shareholder groups of the Company, the Board of Directors and shareholders of the Company approved the issuance of a total of 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001, for an aggregate consideration of USD128.1 (equivalent to RMB0.9 thousand). These shares were issued in August 2024 and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. The Company was involved in this transaction to facilitate the agreement reached by the Company’s shareholders to adjust the ownership structure, and has accounted for these issuances as a shareholder transaction with an increase in the Company’s shareholder’s equity of USD128.1 (equivalent to RMB0.9 thousand).

(viii)
In October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares immediately upon the completion of the IPO.

Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(ix)
Upon completion of the IPO and exercised of the over-allotment option, the Company issued 85,263,652 and 2,736,570 Class A ordinary shares at par value of US$0.00001 each for cash consideration of USD5.17 each, respectively. The net proceeds received were USD443.0 million (equivalent to RMB3,149.3 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(x)
Upon completion of the IPO, each of the issued 210,072,039 non-redeemable preferred share and 334,309,270 redeemable preferred share was converted into one Class A or Class B ordinary share on a one for one basis. As a result, the financial liabilities for convertible redeemable preferred shares were derecognized and recorded as Class A ordinary share and share premium.

As of December 31, 2024, analysis of the Company’s issued shares was as follows:

	Number of Class A ordinary shares	Share capital of Class A ordinary shares	Number of Class B ordinary shares	Share capital of Class B ordinary shares
		RMB’000		RMB’000
As of January 1, 2024	—	—	—	—
Re-designation from ordinary shares before the completion of the IPO (Note (viii))	149,442,793	11	54,414,873	4
Conversion of non-redeemable preferred shares into Class A and Class B ordinary shares (Note (x))	209,672,489	15	399,550		*
Conversion of redeemable preferred shares into Class A ordinary shares (Note (x))	334,309,270	23	—	—
Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option (Note (ix))	88,000,222	6	—	—
Cancellation of treasury shares (Note 29 (c))	(10,025,092)	(1)	—	—

As of December 31, 2024	771,399,682	54	54,814,423	4

(b)	Nature and purpose of reserves

(i)	Share-based compensation reserve
The share-based compensation reserve repre
se
nts the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and nonemployees that has been recognized as share-based compensation expenses in accordance with the accounting policy adopted for share-based compensation in Note 2(u)(iii).

(ii)	Translation reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	Other reserves
Other reserves represent the differences arising from the exercise of warrant liabilities measured at FVTPL to convertible redeemable preferred shares (see Note 2(q)(i)) which are measured at present value of redemption amounts or non-redeemable
preferred shares which are classified as equity.

(c)	Treasury shares

	Number of shares	Carrying amount RMB’000
As of January 1, 2022	5,870,578	91,841

Repurchase of ordinary shares	1,892,780	44,442
Repurchase of redeemable preferred shares	2,547,980	20,358
Sales of non-redeemable preferred shares in treasury shares	(286,246)	(4,973)

As of December 31, 2022 and 2023	10,025,092	151,668
Cancellation of treasury shares	(10,025,092)	(151,668)

As of December 31, 2024	—	—

The Board of Directors of the Company authorized share repurchase of 1,892,780 ordinary shares with consideration of USD6.6 million (equivalent to RMB44.4 million) and 2,547,980 Series
B-3
redeemable preferred shares with consideration of USD8.9 million (equivalent to RMB59.8 million) in October 2022. These shares were recorded at their historical purchase prices and reserved as treasury shares.
In
January 2022, the Company sold 286,246 treasury shares of Series
Seed-1
Preferred Shares with consideration of USD1.0 million (equivalent to RMB6.5 million).
In November 2024, the Board of Directors of the Company authorized the cancellation of all treasury shares for nil
consideration and such cancelled shares were returned to the pool of authorized but unissued shares.

(d)	Capital risk management
The Group defines “capital” as including all components of equity, convertible redeemable preferred shares, and other financial instruments subject to redemption and other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the years presented. The Group is not subject to any externally imposed capital requirements.

(e)	Dividends
No
dividends have been declared or paid by the Company or the companies comprising the Group to its shareholders during the years presented. For the deemed distribution to a preferred shareholder in May 2023, see Note 27.

30	Share-based compensation arrangements
In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.

(a)	Share options
Share options granted under the 2018 Share Plan are generally subject to a time-based requirement of up to four-year service schedule.
Under the 2018 Share Plan, 57,443,348, 10,834,516, and 16,276,585 share options were granted to officers, employees and nonemployees for the years ended December 31, 2022, 2023 and 2024, respectively. Share options were granted with exercise prices ranging from USD0.5 to USD3.9. All the share options granted under the 2018 Share Plan have a contractual term of ten years.
Share options’ activities for the years presented were summarized as follows:

	For the year ended December 31,
	2022		2023		2024
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	USD		USD		USD
Outstanding as of January 1	0.6	53,564,010	0.9	103,897,771	0.9	109,142,239
Granted	1.2	57,443,348	1.2	10,834,516	2.7	16,276,585
Expired	0.5	(1,062,550)	0.6	(935,335)	0.8	(643,187)
Forfeited	0.7	(6,047,037)	0.9	(4,654,713)	1.2	(2,923,088)

Outstanding as of December 31	0.9	103,897,771	0.9	109,142,239	1.2	121,852,549

Exercisable as of December 31		—		—	1.2	84,685,936

F-6
6

The weighted average grant date fair value of the share options granted for the years ended December 31, 2022, 2023 and 2024 were USD2.4, USD2.6 and USD3.4, respectively. The aggregated fair value of the share options at the grant date for the years ended December 31, 2022, 2023 and 2024 were USD142.8 million (equivalent to RMB959.8 million), USD27.6 million (equivalent to RMB194.3 million) and USD55.7 million (equivalent to RMB396.5 million), respectively.
In December 2024, the Board of Directors of the Company approved to modify the exercise price of 8,879,402 share options that were previously granted in July 2024 that had been vested in October 2024 as a result of the compl
e
tion of the IPO, from USD 1.22 per share to USD 3.89 per share.
The
share options outstanding as of December 31, 2022, 2023 and 2024 had weighted average remaining contractual life of 9.1 years, 8.0 years and 7.0 years, respectively.
The fair value of share options granted was measured by reference to the fair value of the Company’s equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binominal options pricing model. The key assumptions used in determining the fair value of share options were as follows:

	For the year ended December 31,
	2022	2023	2024
Fair value of the Company’s ordinary shares	USD2.68-USD3.42 per share	USD3.46 per share	USD3.47-USD4.82 per share
Expected volatility	51.2%-56.2%	52.0%	52.0%-52.3%
Exercise multiple	2.2x	2.2x-2.8x	2.2x-2.8x
Expected dividends	0%	0%	0%
Risk-free interest rate (per annum)	2.8%-4.1%	4.05%	4.0%-4.51%
Expected term	10 years	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free
interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or nonemployees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options.

(b)	Restricted share units
Restricted share units granted under the 2018 Share Plan have a contractual term of seven years with varying time-based requirement of service period up to four years and a requirement of the closing of an IPO of the Company. No cash consideration is required of the recipient in connection with the grant of restricted share units.
The completion of the Company’s IPO was considered a
non-market
performance condition before the Company completed its IPO on October 28, 2024. Service and non-market
performance conditions are not taken into account when determining the grant date fair value of restricted share units, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of restricted share units that will ultimately vest.
That is, before the Company completed its IPO, the actual length of vesting period of the restricted share units is subject to an IPO condition. The Group considered that an IPO would be probable to occur after the required service period and recognized the share compensation expenses over the estimated vesting period, which was based on an estimate of when an IPO would occur.

F-6
7

The Company had determined that an IPO was not probable as of December 31, 2022, therefore, no
compensation expense relating to the restricted share units was recognized for the year ended December 31, 2022.
Upon completion of the filings with the China Securities Regulatory Commission (“CSRC”) for offering and the CSRC concluded the filing procedure and published the filing results on the CSRC website in August 2023, which was essential for the completion of an IPO, the Company had determined that the vesting of the restricted share units has since become probable. Accordingly, the Group had recognized a cumulative catch-up
of the share-based compensation amounting RMB417.1 million for the year ended December 31, 2023.
Restricted share units’ activities for the years presented were summarized as follows:

	For the year ended December 31,
	2022 Number of restricted share units	2023 Number of restricted share units	2024 Number of restricted share units
Outstanding as of January 1	194,569,490	194,569,490	194,035,796
Granted	—	—	20,281,568
Forfeited	—	(533,694)	(470,649)
Vested	—	—	(207,065,147)

Outstanding as of December 31	194,569,490	194,035,796	6,781,568

The restricted share units outstanding as of December 31, 2022, 2023 and 2024 had weighted average remaining contractual life of 1.4 years, 0.4 years and 6.9 years, respectively.
In June 2024, the Board of Directors of the Company approved to accelerate the vesting of 125,994,150 restricted share units granted to certain management personnel through waiving the requirement of the closing of an IPO of the Company. As a result, the Company recognized a total share-based compensation expense in the amount of RMB69.5 million for the year ended December 31, 2024.
Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share options and restricted share units granted were RMB
325.4
 million, RMB
931.8
 million and RMB
1
,
187.9
million for the years ended
December 31, 2022
,
2023
and
2024
, respectively.

31	Financial risk management and fair value of financial instruments
Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables. The Group’s exposure to credit risk arising from time deposits, financial assets at FVTPL, cash, cash equivalents and restricted cash is limited because the counterparties are banks with high-credit-quality, for which the Group considers to have low credit risk. The Group does not provide any guarantees which would expose the Group to credit risk.

F-6
8

Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2023 and 2024, 44% and 28% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s largest customer, 47% and 37% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s five largest customers, respectively.
Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 - 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.
The Group measures loss allowances for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.
Expected loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off.
These rates are adjusted to reflect the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. As of December 31, 2023 and 2024, 72% and 60% of the Group’s trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due within one year, respectively. Based on this assessment, additional loss allowance of RMB11.7 million, RMB40.2 million and RMB28.7 million were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
Receivables from loans to employees and other receivables
In determining the ECL for receivables from loans to employees and other receivables, the management has taken into account the historical default experience and forward-looking information, as appropriate. The management has assessed that no debtors of these receivables had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no material ECL allowance was provided for receivables from loans to employees and other receivables for the years presented.

F-
69

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers:

	As of December 31, 2023
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	343,782	—	8.2%	(28,045)	(28,045)
More than 1 year	138,463	(1,200)	16.7%	(23,116)	(24,316)

	482,245	(1,200)		(51,161)	(52,361)

	As of December 31, 2024
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	242,657	—	8.9%	(21,628)	(21,628)
1 to 2 years	59,470	—	20.5%	(12,195)	(12,195)
More than 2 years	105,124	(1,410)	43.6%	(45,811)	(47,221)

	407,251	(1,410)		(79,634)	(81,044)

Movement in the loss allowance account in respect of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers during the years presented is as follows:

	F or the year ended December 31,
	2022	2023	202 4
	RMB’000	RMB’000	RMB’000
As of January 1	(448)	(12,144)	(52,361)
Credit loss recognized during the year	(11,696)	(40,217)	(28,664)
Effect of movement in exchange rates	—	—	(19)

As of December 31	(12,144)	(52,361)	(81,044)

(b)	Liquidity risk
Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the Company’s Board of Directors when the loans and borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.
The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, based on undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on current rates at the end of the years presented) and the earliest date the Group can be required to pay.

	As of December 31, 2023
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	40,449	41,580	—	41,580	—
Trade payables	16,962	16,962	16,962	—	—
Other payables, deposits received and accrued expenses	271,306	271,306	271,306	—	—
Lease liabilities	53,407	57,674	34,602	16,332	6,740
Amounts due to related parties	77,827	77,827	77,827	—	—

Total financial liabilities that are settled by delivering cash or another financial asset except for preferred shares and other financial instruments subject to redemption and other preferential rights	459,951	465,349	400,697	57,912	6,740

F-7
0

	As of December 31, 2024
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	41,099	41,580	41,580	—	—
Trade payables	20,713	20,713	20,713	—	—
Long-term bank loan	50,040	52,984	—	52,984	—
Short-term bank loans	30,019	30,019	30,019	—	—
Other payables, deposits received and accrued expenses	397,755	397,755	397,755	—	—
Lease liabilities	62,959	67,175	38,524	22,761	5,890
Amounts due to related parties	9,450	9,450	9,450	—	—

Total financial liabilities that are settled by delivering cash or another financial asset	612,035	619,676	538,041	75,745	5,890

The carrying amount of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB8,181.7 million as of December 31, 2023. The carrying amount represented the maximum amounts that the Company could be required to pay upon occurrence of specified contingent events. As some of these triggering events, such as change of control of the Company could happen at any time, the Group may be required to pay the carrying amounts upon such events. These contingent redemption obligations automatically expired when the preferred shares were converted into ordinary shares upon the completion of the Company’s IPO on October 25, 2024.

(c)	Interest rate risk
Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.
The following table details the interest rate profile of the Group’s financial assets and liabilities as of the end of each year presented.

(i)	Interest rate risk profile

	As of December 31,
		2023		2024
	interest rates %	RMB’000	interest rates %	RMB’000
Fix rate instruments:
Cash and cash equivalents	0%~3.1%	1,661,152	0%~5.25%	4,268,300
Time deposits	4.69%-6.00%	2,550,279	1.55%~5.05%	620,148
Restricted cash – current	0.01%	10,194	0.01%~2%	4,814
Restricted cash – non-current	0.01%	1,575	0.01%~1.61%	9,669
Long-term bank loan	—	—	2.9%	(50,040)
Short-term bank loans	—	—	2.5%	(30,019)
Lease liabilities-current	4.4%	(31,098)	4.4%	(36,900)
Lease liabilities - non-current	4.4%	(22,309)	4.4%	(26,059)

		4,169,793		4,759,913

Variable rate instruments:
Non-equity investments		317,042		1,685,146

(ii)	Sensitivity analysis
As of December 31, 2023 and 2024, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s loss for the year and accumulated losses by RMB3.2 million and RMB16.9 million, respectively.

F-7
1

The sensitivity analysis above indicates the instantaneous change in the Group’s loss for the year and accumulated losses that would arise assuming that the change in interest rates had occurred at the end of the years presented and had been applied to re-measure
those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the years presented. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative
instruments held by the Group at the end of the years presented, the impact on the Group’s loss for the year and accumulated losses is estimated as an annualised impact on interest expense or income of such a change in interest rates.

(d)	Foreign currency risk
The Group is exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars (“USD”). The Group manages this risk as follows:

(i)	Exposure to currency risk
The following table details the Group’s exposure at the end of the years presented to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year-end
date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies As of December 31,
	USD	USD
	2023	2024
	RMB’000	RMB’000
Cash	306,677	1,941,370
Trade receivables	—	9,694
Intercompany payables	(280,050)	(1,493,516)

Net exposure arising from recognized assets and liabilities	26,627	457,548

(ii)	Sensitivity analysis
The following table indicates the instantaneous change in the Group’s loss for the year and cumulative losses that would arise if foreign exchange rates to which the Group has significant exposure at the end of each year presented had changed at that date, assuming all other risk variables remained constant.

	As of December 31,
	2023		2024
	Increase/(decrease) in foreign exchange rates	(Increase)/ decrease on loss for the year and accumulated losses	Increase/(decrease) in foreign exchange rates	(Increase)/ decrease on loss for the year and accumulated losses
		RMB’000		RMB’000
USD	10%	2,663	10%	45,755
USD	(10%)	(2,663)	(10%)	(45,755)

F-7
2

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss for the year and cumulative losses measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of the years presented for presentation purposes.
The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure
those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each year presented, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(e)	Fair value measurement

(i)	Financial assets and liabilities measured at fair value
Fair value hierarchy
The following table presents the fair value of the Group’s financial instruments measured at the end of the years presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13,
Fair value measurement
. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

• Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

• Level 3 valuations:	Fair value measured using significant unobservable inputs.
The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each year presented:

	As of December 31, 2023
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
- Financial assets at FVTPL	317,042	—	317,042	—

	As of December 31, 2024
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
- Financial assets at FVTPL	1,742,065	56,919	1,685,146	—

F-7
3

For the years presented, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the years presented in which they occur.
Financial instruments in level 2
Financial assets at FVTPL
The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each year presented.
Financial assets at FVTPL consisted of the following:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Aggregated cost basis	258,587	1,662,401
Gross unrealized holding gain	58,455	22,745

Aggregated fair value	317,042	1,685,146

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years presented:

	For the year ended December 31, 2022
	January 1, 2022	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	53,868	2,041,173	(929,785)	7,731	45,537	1,218,524

	For the year ended December 31, 2023
	January 1, 2023	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,218,524	1,965,328	(2,925,265)	42,960	15,495	317,042

	For the year ended December 31, 2024
	January 1, 2024	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	317,042	1,665,195	(324,791)	22,745	4,955	1,685,146

F-7
4

(ii)	Fair value of financial assets and liabilities carried at other than fair value
The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2023 and 2024, except for the preferred shares and other financial instruments subject to redemption and other preferential rights, for which their carrying amounts and fair value and the level of fair value hierarchy were disclosed as below:

			Fair value measurements as of December 31, 2023 categorized into
	Carrying amounts	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares and other financial instruments subject to redemption and other preferential rights	8,181,722	11,181,388	—	—	11,181,388
The fair value of preferred shares and other financial instruments subject to redemption and other preferential rights was determined using the binominal option-pricing model. Assumptions used in the binominal option-pricing model were presented as below:

As of December 31,
2023
Expected volatility	53.8%
Risk-free interest rate (per annum)	4.3%
Expected dividend yield	0%
Expected term	2.5 years

F-7
5

(f)	Cash concentration
Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
RMB denominated:
Financial institutions in Chinese M ainland	528,980	503,800

USD denominated:
Financial institutions in Chinese M ainland	306,677	1,816,218
Financial institution in Hong Kong	2,200,365	11,671
Financial institution in the U.S.	1,499,960	462,786
Financial institution in the Singapore	502	3,767,075
Financial institution in the Middle East	—	10,561

Arab Emir. Dirham (“AED”) denominated:
Financial institution in the Middle East	3,758	3,198

European Dollar (“EUR”) denominated:
Financial institutions in Chinese M ainland	—	1,129
Financial institution in the Middle East	—	186

Singapore Dollar (“SGD”) denominated:
Financial institution in the Singapore	—	11,453
The bank deposits in Chinese
M
ainland, Hong Kong, the U.S., Middle East, Germany and Singapore are insured by the government authority up to RMB500,000, HKD500,000, USD250,000, AED50,000, EUR20,000 and SGD100,000 with individual bank, respectively. Total bank deposits amounted to RMB37.0 million and RMB51.0 million are insured as of December 31, 2023 and December 31, 2024, respectively. The Company has not experienced any losses in uninsured bank deposits.

32	Commitments
Commitments outstanding as of December 31, 2024 consist of the following:

As of December 31, 2024
RMB’000
Contracted for purchase of inventories (Note (i))	62,296
Contracted for purchase of services (Note (ii))	216,807

279,103

Notes:
As of December 31, 2024, the Group had entered into the following commitment agreements:

(i)
A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd
. (“Yutong”),
 an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of December 31, 2024, the Group has paid RMB55.4 million under this vehicle purchase agreement.

The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of December 31, 2024, the Group has paid RMB15.4 million under this vehicle purchase agreement.

F-7
6

(ii)
A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of December 31, 2024, the research and development services has not started and no consideration has
been paid yet.

33	Principal subsidiaries
As of December 31, 2024, the Company’s principal subsidiaries were as follows:

Company Name	Place of incorporation /establishment	Group’s effective interest (direct or indirect)	Principal activities
WeRide Corp.	the U.S.	100%	Research and development of autonomous driving technology
WeRide HK	the PRC Hong Kong	100%	Holding company
WeRide (Singapore) Pte. Ltd.	Singapore	100%	Sales of autonomous driving products and provision of related services
WeRide Middle East General Trading Ltd.	Abu Dhabi	100%	Sales of autonomous driving products and provision of related services
Guangzhou Wenyuan	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Guangzhou Jingqi	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wuxi WeRide Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shanghai Wenyuan Zhixing Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Jingxing (Beijing) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Taizhou Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shanghai Wenyuan Zhixing Automotive Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services

34	Material related party transactions

(a)	Name and relationship with related parties

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Mr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Grégoire de Franqueville	Non-Executive Director
Mr. Takao Asami	Non-Executive Director
Mr. David Tong Zhang	Independent Director
Ms. Huiping Yan	Independent Director
Mr. Yibing Xu	Former Non-Executive Director
Mr. Jingzhao Wan	Former Non-Executive Director
Mr. Ziping Kuang	Former Non-Executive Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Former Non-Executive Director
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”)	Affiliate of a shareholder
Zhengzhou Yutong Bus Co., Ltd.,
Zhengzhou Yutong Heavy Industry Co., Ltd.,
Yutong Heavy Equipment Co., Ltd.,
Zhengzhou Yutong Mining Equipment Co., Ltd, and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”)
Affiliate of a shareholder
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (coll ecti vely “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han

F-7
8

(b)	Key management personnel compensation

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Short-term employment benefits (excluding discretionary bonus)	22,461	18,191	15,575
Discretionary bonus	15,083	7,396	15,425
Contributions to defined contribution retirement plans	268	264	229
Share-based compensation expenses	82,410	621,172	973,975

	120,222	647,023	1,005,204

(c)	Other transactions with related parties
In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group entered into the following continuing material related party transactions during the years presented:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Sales of goods to:
Yutong affiliates	43,697	5,708	—
Alliance affiliates	1,276	4,510	2,840

	44,973	10,218	2,840

Service rendered to:
Alliance affiliates	7,647	14,898	15,053
Yutong affiliates	833	23,390	13,816
Yuji affiliates	603	—	528

	9,083	38,288	29,397

Purchases of goods or services from:
Yutong affiliates*	168,862	18,377	71,042
Yuji affiliates	30,274	111,532	90,055

	199,136	129,909	161,097

Payments made on behalf of customers to:
Yuji affiliates	—	34,848	65,238

	—	34,848	65,238

*
The Group sold and recognized goods purchased from Yutong affiliates for business operation in cost of goods sold in the amount of RMB111.7 million, RMB10.8 million and RMB 9.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

In addition, the Group entered into a share subscription agreement with one of Alliance affiliates in July 2024, who committed to subscribe shares of the Company as a cornerstone investor with an aggregate purchase price of USD97.0 million (equivalent to RMB689.6 million). The Company issued 18,774,194 Class A ordinary shares for cash consideration of USD5.17 each to the shareholder and collected the subscription consideration upon completion of the IPO.
In July 2024, the Company issued 80,544,159 ordinary shares to settle vested restricted shares held by certain management personnel and withheld 45,449,991 vested restricted share units to fund the withholding tax payable arising from the settlement of these vested restricted share units amounting to RMB394.2 million.

F-7
9

(d)	Balances with related parties

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	3,252	3,944
Yutong affiliates	26,218	11,880
Less: loss allowance	(2,547)	(2,707)

Trade receivables, net of loss allowance	26,923	13,117

Prepayments to:
Yutong affiliates	—	13,501

Prepayments to and amounts due from related parties	26,923	26,618

Trade related
Amounts due to related parties
Trade and other payables to:
Yutong affiliates	35,009	2,185
Yuji affiliates	42,393	7,265
Alliance affiliates	425	—

	77,827	9,450

As of December 31, 2023 and 2024, amounts due from related parties are unsecured, interest-free and repayable on demand.

35	Company level financial position
The following parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of preferred shares and other financial instruments subject to redemption and other preferential rights of the Company, except for those, which have been separately disclosed in the consolidated financial statements:

(a)	Condensed Statements of Profit or Loss

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Other net income	—	6,353	—
Administrative expenses	(16,440)	(11,095)	(24,016)
Selling expenses	—	—	(261)

Operating loss	(16,440)	(4,742)	(24,277)
Interest income	—	—	18,327
Inducement charges of warrants	(125,213)	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	(4,549)	—
Fair value changes of financial assets measured at FVTPL	—	—	(84,579)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(554,048)	(465,254)
Share of loss from subsidiaries and former VIE	(702,941)	(1,385,762)	(1,959,421)

Loss before taxation	(1,298,496)	(1,949,101)	(2,515,204)

Income tax	—	—	(1,604)

Loss for the year	(1,298,496)	(1,949,101)	(2,516,808)

F-
80

(b)	Condensed Statements of Financial Position

	As of December 31,
	2023	2024
	RMB’000	RMB’000
ASSETS
Amounts due from subsidiaries	4,332,839	6,946,299
Financial assets at FVTPL – non-current	—	56,919

Non-current assets	4,332,839	7,003,218

Prepayments and other receivables	689	76,113
Subscription receivables	43,924	—
Cash	770,140	602,407

Current assets	814,753	678,520

Total assets	5,147,592	7,681,738

EQUITY
Ordinary shares	8	—
Class A ordinary shares	—	54
Class B ordinary shares	—	4
Series Seed-1 Convertible Preferred Shares	5	—
Series Seed-2 Convertible Preferred Shares	4	—
Series A Convertible Preferred Shares	6	—
Share premium	1,104,120	12,750,598
Reserves	2,110,151	2,946,715
Accumulated losses	(6,114,544)	(8,631,352)
Treasury shares	(151,668)	—

Total (deficit)/equity	(3,051,918)	7,066,019

LIABILITIES
Other payables, deposits received and accrued expenses	17,788	615,719
Preferred shares and other financial instruments subject to redemption and other preferential rights*	8,181,722	—

Current liabilities	8,199,510	615,719

Total liabilities	8,199,510	615,719

Total equity and liabilities	5,147,592	7,681,738

F-8
1

(c)	Condensed Statements of Cash Flow

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(10,848)	(7,659)	(32,211)
Net cash used in investing activities	(2,634,633)	(1,663,084)	(3,459,830)
Net cash generated from financing activities	2,782,671	1,095,129	3,314,536

Net increase/(decrease) in cash	137,190	(575,614)	(177,505)
Cash as of January 1	1,084,196	1,326,502	770,140
Effect of foreign exchange rate changes	105,116	19,252	9,772

Cash as of December 31	1,326,502	770,140	602,407

36	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2024
Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2024 and have not been adopted in these consolidated financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting period beginning on or after
Amendments to IAS 21, Lack of exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual improvements to IFRS Accounting Standards — Volume 11	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture	To be determined at a future date
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

37	Subsequent events
Management has considered subsequent events through March 25, 2025, and th ere
are no significant events subsequent to December 31, 2024 which would materially affect the Group’s operation results and financial position.

F-8
2