Form 20-F
period 2025-12-31
WeRide Inc.
filed 2026-04-23
CIK 1867729

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

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

Guangzhou 510005

People’s Republic of China

Phone: +86 (20) 2909-3388

Email: ir@weride.ai

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Class A ordinary shares par value US$0.00001 per share	WRD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

(1)	* Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of our American depositary shares, each representing three Class A ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 1,027,322,464 ordinary shares outstanding, being the sum of 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T- (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“ADAS” are to advanced driver-assistance system;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“Class A ordinary shares” are to the Class A ordinary shares of WeRide Inc., par value US$0.00001 per share;
●	“Class B ordinary shares” are to the Class B ordinary shares of WeRide Inc., par value US$0.00001 per share;
●	“commercialization revenue” are to revenue generated from products and services which have been commercially deployed;
●	“CSRC” are to China Securities Regulatory Commission;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“Global Offering” are to the public offering of our Class A ordinary shares in connection with the Hong Kong Listing;
●	“GNSS” are to global navigation satellite system;
●	“Guangzhou Jingqi” are to Guangzhou Jingqi Technology Ltd.;
●	“Hong Kong Listing” refers to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IDE” are to integrated development environment;
●	“IFRS” are to International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;
●	“IMU” are to inertial measurement unit;
●	“LiDAR” are to light detection and ranging;
●	“OEM” are to original equipment manufacturer;
●	“ordinary shares” are to the Class A ordinary shares and Class B ordinary shares of WeRide Inc., par value US$0.00001 per share;
●	“our WFOE” or “the WFOE” or “Wenyuan Guangzhou” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd.;
●	“PCAOB” are to The United States Public Company Accounting Oversight Board;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“R&D” are to research and development;

●	“SAFE” are to the State Administration of Foreign Exchange of mainland China;
●	“Securities Act” are to the United States Securities Act of 1933, as amended;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“U.S. IPO” is to the initial public offering of our Class A ordinary shares represented by ADSs in the United States;
●	“We,” “us,” “our company” and “our” are to WeRide Inc., our Cayman Islands holding company and its subsidiaries, including WeRide, and “WeRide” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide;
●	“Wenyuan Jingxing” are to Wenyuan Jingxing (Beijing) Technology Co., Ltd.; and
●	“Yutong” are to Zhengzhou Yutong Group Co., Ltd. and its affiliates.

Our reporting currency is Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars are made at the rate at RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected changes in our revenue, expenses or expenditures;
●	the expected growth of the autonomous driving market in China and globally;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our ability to improve and enhance our autonomous driving technology and offer quality products and services;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	general economic and business conditions in China and globally;
●	the outcome of any legal or administrative proceedings; and
●	assumptions underlying or related to any of the foregoing.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, we have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, a license for ride hailing operations for the WeRide Go app, two urban solid waste licenses and several road testing permits held by our mainland China subsidiaries. However, we may be required to obtain additional licenses, permits, filings or approvals for our products and services in the future. If (i) we fail to obtain, maintain or renew the relevant licenses, permits, filings or approvals, (ii) we inadvertently conclude that such licenses, permits, filings or approvals are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, as the case may be, the competent PRC government authorities may have the power to, among other things, levy fines, confiscate our income, revoke our licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

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

As of the date of this annual report, we are not in possession of more than one million users’ personal information. However, if we plan to list our securities on other foreign exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.”

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

We have completed the required filings with the CSRC in accordance with the requirements under the Filing Rules for our initial public offerings on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, with the CSRC having concluded the filing procedure and published the filing results on its website on October 17, 2024 and September 24, 2025, respectively. However, under the Filing Rules, any post-listing follow-on offering by an issuer in the same overseas market shall be subject to filing requirements within three business days after the completion of the offering. Furthermore, any future capital raising activities such as follow-on equity or debt (exchangeable for the Company’s equity) offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

WeRide Inc., our Cayman Islands holding company may transfer cash to WeRide HongKong Limited, the wholly-owned Hong Kong subsidiary of WeRide Inc., by making capital contributions or providing intra-group loans. WeRide HongKong Limited, in turn, may transfer cash to its wholly-owned subsidiary in mainland China by making capital contributions or providing intra-group loans to them. Our subsidiaries may also provide intra-group loans to WeRide Inc. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to WeRide HongKong Limited. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to WeRide HongKong Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC Company Law, each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Upon satisfaction of the aforementioned statutory conditions and procedures, if our wholly-owned subsidiaries in mainland China generate accumulated profits and meet the requirements for statutory reserve funds, they may pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. As of the date of this annual report, our wholly-owned subsidiaries in mainland China have not paid any dividends to WeRide HongKong Limited or other entities outside of mainland China.

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

On March 21, 2023, we completed the unwinding of the VIE (as defined below) structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary. The following table sets forth the amount of certain transfers during the year ended December 31, 2023.

Year Ended
December 31, 2023
(RMB in thousands)
Loans from WeRide Inc. to subsidiaries	2,362,772
Repayment from subsidiaries to WeRide Inc.(1)	708,391
Capital contributions from HK subsidiary to mainland China subsidiaries	986,020
Amounts paid by Guangzhou Jingqi and its subsidiaries to WFOE under intra-group transactions	1,595
Amounts paid by WFOE to Guangzhou Jingqi and its subsidiaries under intra-group transactions	162,044
Loans from WFOE to Guangzhou Jingqi and its subsidiaries	251,142
Loans from Guangzhou Jingqi and its subsidiaries to WFOE	45,544

Note:

(1)WeRide Corp., our subsidiary in the United States, was the only subsidiary that provided repayment in 2023.

For the year ended December 31, 2024, we provided loans to our subsidiaries totaling RMB3,574.5 million; our subsidiaries repaid RMB242.8 million to us, and our Hong Kong subsidiary contributed capital of RMB1,434.7 million to our mainland China subsidiaries. For the year ended December 31, 2025, we provided loans to our subsidiaries totaling RMB314.3 million; our subsidiaries repaid RMB282.4 million to us, and our Hong Kong subsidiary contributed capital of RMB857.3 million to our mainland China subsidiaries. For the years ended December 31, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this annual report, no subsidiary has paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In light of our holding company structure as well as our substantive operation in mainland China, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur, may highly depend upon dividends paid by our WFOE to us, despite that we may obtain financing at the Cayman Islands holding company level through other methods. However, under PRC laws and regulations, our mainland China subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us and the investors in the ADS. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted, which represents the paid-in capital and additional paid-in capital of our WFOE and its subsidiaries, totaled RMB3,989.2 million and RMB5,631.8 million (US$805.3 million) as of December 31, 2024 and 2025, respectively. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Unwinding of Our VIE Structure

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

Guangzhou Yuji is an entity in which a substantial interest in the voting power is owned by a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. We have maintained a mapping and data services procurement framework with Guangzhou Yuji since 2022. We most recently renewed our procurement framework on October 15, 2025 by entering into a Mapping and Data Services Procurement Framework Agreement with Guangzhou Yuji, which agreement commended on November 6, 2025 and will expire on December 31, 2027. Pursuant to the agreement, Guangzhou Yuji provides certain mapping and data services to us and our subsidiaries for ordinary business purposes, including high-precision map collection, production and manufacturing services, as well as data collection and compliance services. We make quarterly service fee payments to Guangzhou Yuji under the agreement, and both parties are subject to a strict confidentiality clause thereunder.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition), or the Negative List 2024. Any industry not listed on the Negative List 2024, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2024. As a result, we do not need a VIE structure to operate the business of our PRC subsidiaries.

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

A.[Reserved]

B.Capitalization and indebtedness

Not applicable.

C.Reasons for the offer and use of proceeds

Not applicable.

D.Risk factors

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

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.
●	We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.
●	We have a history of net losses and operating cash outflow. There is no assurance that we will become or subsequently remain profitable.
●	If we fail to obtain or raise sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.
●	Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected.
●	Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.
●	Our business model has been tested only to a limited extent, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.
●	If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.
●	Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.
●	Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.
●	Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.

Risks Related to Our Intellectual Property Rights

We face risks and uncertainties related to our intellectual property rights, including, but not limited to, the following:

●	We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.
●	We may not be able to protect our intellectual property rights throughout the world, and changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
●	We utilize open-source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

Risks Related to Our General Operations

We face risks and uncertainties related to our general operations, including, but not limited to, the following:

●	We may not be able to execute our growth strategies successfully or manage our growth, and as a result, our business may be adversely affected.
●	Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, and even where insurance coverage and supplier warranties are in place, such protections may prove inadequate, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.
●	Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.
●	The current tensions in international trade and rising political tensions, particularly between the U.S. and China and between the U.S. and the European Union, may adversely impact our business, financial condition, and results of operations.
●	We are subject to anti-corruption, export control, sanctions, trade policies and similar laws and regulations, and non-compliance with such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.
●	Geopolitical instability in the Middle East could disrupt our operations, partnerships and expansion plans in the region, increase our operating costs, and materially adversely affect our business, results of operations and prospects.
●	There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Risks Related to Doing Business in Mainland China

We face risks and uncertainties related to doing business in mainland China in general, including, but not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	The PRC government has oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Risks and uncertainties arising from the legal system in mainland China, which may also exist in other jurisdictions, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “—Risks Related to Doing Business in Mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”
●	We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. See “—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
●	We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

Risks Related to Our Class A Ordinary Shares and ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

●	Substantial future sales or perceived potential sales of our Class A ordinary shares and ADSs in the public market could cause the price of our Class A ordinary shares and ADSs to decline.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and ADSs for return on your investment.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and the holders of ADSs may not be able to exercise the same rights as our shareholders.

Risks Related to Our Business and Industry

We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

We commenced operations in 2017. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We started to offer key ADAS technologies and ecosystem support in 2022, and commenced mass production of a leading ADAS in March 2024. We are still in a relatively early stage of development and commercialization.

You should consider our business and prospects in light of the risks and challenges we face as a company with limited operating history into a rapidly-evolving industry, including, among other things, with respect to our ability to:

●	design and offer safe, reliable and quality autonomous driving products and services on an ongoing basis;
●	establish and expand our customer base for our purpose-built L4 autonomous driving vehicles, including robotaxi, robobus and other vehicle types;
●	successfully launch and commercialize future special purpose vehicles;
●	successfully expand our operations in the ADAS market leveraging our technological and commercialization experience in the L4 vertical;
●	successfully expand to new geographical areas and jurisdictions;
●	successfully produce L4 autonomous driving vehicles with our OEM partners in the expected timeline;
●	maintain the safe operation of our purpose-built L4 autonomous driving vehicles;
●	establish and maintain cooperative relationships with ecosystem partners, such as OEMs, Tier 1 suppliers, logistics and urban service providers, and others;
●	improve and enhance our platform and autonomous technology, and maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	improve and maintain our operational efficiency;
●	successfully market our product and service offerings;

●	attract, retain, and motivate talented employees;
●	obtain and generate sufficient capital to maintain our operations and grow our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	build a well-recognized and respected brand; and
●	navigate an evolving and complex regulatory environment.

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

Technology is a key competing factor to the autonomous driving industry. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. We have made substantial investments to develop new offerings and technologies. For the years ended 2023, 2024 and 2025, our research and development expenses amounted to RMB1,058.4 million, RMB1,091.4 million and RMB1,372.2 million (US$196.2 million), respectively, representing 263.4%, 302.2% and 200.4% of our revenues for the respective years. We expect to incur substantial and potentially increasing research and development expenses in developing new technologies, products and service offerings and to dedicate substantial resources to improving and refining our technology stack. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.

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

We have a history of net losses and operating cash outflow. There is no assurance that we will become or subsequently remain profitable.

We have a history of net losses and operating cash outflow and have not been profitable since our inception. We incurred loss for the year of RMB1,949.1 million, RMB2,516.8 million and RMB1,654.9 million (US$236.6 million) in 2023, 2024 and 2025, respectively. We recorded net cash outflow from operating activities of RMB474.9 million, RMB593.6 million and RMB1,321.7 million (US$189.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We expect to incur net losses as well as net cash outflow from operating activities in the near future.

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

In addition, we have a history of net current liabilities and deficit. We recorded net current liabilities of RMB3,221.4 million as of December 31, 2023. Moreover, we had net liabilities of RMB3,051.9 million as of December 31, 2023, primarily due to the loss for the year. Our net deficit position may limit our working capital for the purpose of operations or capital for our expansion plans and materially and adversely affect our business, results of operations and financial condition. We record net current assets of RMB6,745.5 million and RMB7,209.0 million (US$1,030.9 million) as of December 31, 2024 and 2025, respectively, as compared to net current liabilities of RMB3,221.4 million as of December 31, 2023. The significant change in our net current position in 2024 was primarily due to the proceeds from our U.S. IPO, and the conversion of preferred shares and other financial instruments subject to redemption and other preferential rights into equity following our U.S. IPO.

If we fail to obtain or raise sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.

We need significant capital to, among other things, conduct research and development for our autonomous driving technology platform, attract and retain top talent, launch new autonomous driving vehicle types, offer more advanced ADAS features, maintain and grow our fleet, expand our customer base and provide quality technical support services. Our capital expenditures, which represent payments for purchase of intangible assets, property and equipment, were RMB37.0 million, RMB85.5 million and RMB248.4 million (US$35.5 million) in 2023, 2024 and 2025, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development, and that our level of capital expenditures may be significantly affected by customers’ demand for our products and services. The fact that we have a limited operating history and we operate in a novel and evolving industry means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate especially in the fast-evolving autonomous driving industry that we operate. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. For example, pursuant to a shareholders agreement that WeRide HongKong Limited, our wholly-owned subsidiary in Hong Kong, entered into on July 10, 2019 with two investors, we established a joint venture, Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., in which the two investors held 20% and 16% equity interest, respectively. Pursuant to the shareholders agreement, we are obligated to repurchase all or a part of the equity interest of one investor under certain circumstances, and to make cash payments to cover any shortfall in investment return for the other investor if certain agreed performance conditions are not satisfied. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements—Contractual Obligations.” Pursuant to the terms of this agreement, we redeemed 15% equity interest of the joint venture from one of the investors in 2021, and redeemed the remaining 5% equity interest from the investor in April 2026. We recognized put option liabilities of RMB41.1 million and RMB43.3 million (US$6.2 million) as of December 31, 2024 and 2025, respectively.

We plan to raise capital in the future, through equity or other financings including issuance of additional shares or ADSs to achieve the foregoing and other strategic goals. As a result of issuing additional shares or ADSs, including through listing our equity on additional exchanges, follow-on offerings, registered direct offerings, at-the-market offerings, and private placements, our shareholders and holders of our ADSs should expect to experience dilution and the price of our shares or ADSs may be volatile. Our ability to obtain the necessary financings to carry out our business plan is subject to a number of factors, including general market conditions, investor acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which may have a material adverse impact on our business operations and prospects, and could mean that we would be forced to curtail or discontinue our operations.

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

We have historically received government grants and recognized government grants as other net income of RMB14.4 million, RMB14.1 million and RMB12.6 million (US$1.8 million) in 2023, 2024 and 2025, respectively. We also recorded government grants received with conditions of RMB184.5 million and RMB192.0 million (US$27.5 million) in other payables as of December 31, 2024 and 2025, respectively, and RMB4.7 million and RMB7.7 million (US$1.1 million) in other non-current liabilities as of December 31, 2024 and 2025, respectively. However, there is no assurance of the continued availability of the government grants currently enjoyed by us, any reduction or elimination of which would have an adverse effect on our financial condition. Our eligibility for government grants depends on a variety of factors, including the relevant government policies, the availability of funding at different granting authorities, and the development progress made by other peer companies. In addition, the timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance, such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China. Further, there are also government grants that have no conditions attached to them and such grants are recognized as other net income when the grants are received.

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

Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected.

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

Our continued enhancement of our autonomous driving technology is and will be subject to risks, including but not limited to the following aspects:

●	our ability to achieve sufficiently safe autonomous driving system performance;
●	our ability to develop ADAS that enable autonomous driving functions on vehicles;
●	acceptance from our customers and potential customers, as well as the general public of our autonomous driving products and services as well as the autonomous driving technology in general;
●	our ability to continue to enhance our data analytics and software technology;
●	our ability to successfully complete system testing, validation and obtain safety approvals;
●	our ability to obtain additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;
●	our ability to preserve core intellectual property rights;
●	our ability to design, develop and secure necessary components on acceptable terms and in a timely manner;
●	our ability to secure additional capital to support our research and development activities; and
●	our ability to expand and strengthen cooperative relationships with our ecosystem partners.

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

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

In addition, regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could also cause the public or our potential business partners and end users to lose confidence in autonomous driving products and services in general. The safety of such technology depends in part on end users of the autonomous driving vehicles, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For instances, in recent years, there have been several car accidents involving vehicles equipped with autonomous driving systems from various manufacturers. Although many of these accidents were not caused by malfunctions in the autonomous driving systems, they still resulted in significant negative publicity to the autonomous driving industry. In the future, accidents involving autonomous driving vehicles could result in suspension or prohibition of autonomous driving vehicles, which could negatively affect our business and the autonomous driving industry as a whole. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.

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

Our business model has been tested only to a limited extent, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

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

We have limited experience to date in applying our autonomous driving technology at a large scale. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We only commenced selling our purpose-built L4 autonomous driving vehicles to third parties in 2025, and large-scale commercialization is still at an early stage. We continue to engage with prospective customers regarding future orders of our autonomous vehicles. Until the customers enter into definitive purchase agreements for our autonomous vehicles, which is within the discretion of the customers, no assurance can be made that the customers will purchase our autonomous vehicles and we can receive payment as scheduled. In addition, we have only recently started delivering ADAS, and have had limited proven track record of successful operation in ADAS applications. Whether the order forecast from our customers will materialize will ultimately depend on various factors, including the market acceptance of the vehicle models on which ADAS will be installed, which are beyond our control.

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

In addition, we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We also collaborate with local partners in some regions to operate autonomous driving vehicles on our platform, rather than significantly expanding our own fleet, as part of our broader asset-light strategy. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services. However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospects, financial condition and results of operations. See “—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.” In addition, as the scale of our business grows, it is possible that we may be required to take up vehicle manufacturing and operation of a larger autonomous driving vehicle fleet ourselves, which is much more capital-intensive for us relative to partnering with third parties. If that happens, we cannot guarantee that we will possess the necessary human and capital resources to complete such transition, in the expected timeframe or at all. Failure to do so could have material adverse effects on our business, prospects, operating results and financial condition.

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

We use AI in our products and services which may result in operational challenges, legal liability, reputational concerns and competitive risks.

AI is integrated into our technologies, such as WeRide GENESIS, a general-purpose simulation platform that combines physical AI and generative AI to generate photorealistic virtual driving environments. While AI is an important element of our business and strategy, its development, adoption and use present certain risks and challenges. Known risks include accuracy, bias, toxicity, intellectual property infringement or misappropriation, data privacy and cybersecurity and data provenance. For example, our development and use of AI may result in the incorporation of third-party data, including personal, proprietary or confidential data, into our AI. If we do not have sufficient rights to use the data on which AI relies, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party.

Additionally, regulation in the AI space is constantly changing. AI is the subject of evolving review by various U.S. governmental and regulatory agencies, including the SEC and the Federal Trade Commission, or the FTC, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their cybersecurity and data protection laws to AI, particularly generative AI, and/or are considering general legal frameworks on AI (such as the European Union’s Artificial Intelligence Act, or the AI Act, which took effect on August 1, 2024, and provides for administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever is the greater). In addition, the use and deployment of AI present complexities and challenges with respect to compliance with applicable laws and regulations. If any such event were to occur, it could have a materially adverse impact on our business operations and reputation.

Furthermore, AI-generated content and code present intellectual property and security risks. Copyright protection may not be available for materials we develop using generative AI tools, allowing third parties to reuse such materials without recourse. We may also face third-party claims of intellectual property infringement or claims that our use of AI-generated materials triggers open source license obligations. AI-generated source code may also present security vulnerabilities, as it may not be subject to all of our standard internal controls. If our AI-enabled technologies produce outputs that are deficient, inaccurate or fail to reflect real-world conditions, or if our competitors deploy AI more effectively than we do, we could be subject to competitive harm, legal liability or reputational harm. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

Our relationship with our customers and business partners is crucial to our success. We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of services, including autonomous driving related operational and technical support services, ADAS research and development services, and intelligent data services. If we fail to maintain relationships with our customers, or fail to continue to attract new customers, or if our customers or end users reduce or cease the use of our products and services for any reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, we depend on a limited number of customers, including certain shareholders of our company, to generate a substantial portion of our revenue. The revenue attributable to our five largest customers in 2023, 2024 and 2025 was RMB307.6 million, RMB164.7 million and RMB277.6 million (US$39.7 million), respectively, accounting for 76.6%, 45.6% and 40.5% of our total revenue, respectively. The revenue attributable to our largest customer in 2023, 2024 and 2025 was RMB222.3 million, RMB88.2 million and RMB78.2 million (US$11.2 million), respectively, accounting for 55.3%, 24.4% and 11.4% of our total revenue for the corresponding year. We derived 12.1%, 8.9% and 1.1% of our total revenue from related parties for the years ended December 31, 2023, 2024 and 2025, respectively. There is no assurance that we will be able to maintain or expand our relationships with our customers, or that we will be able to continue to serve them at current levels, or at all. If any of our customers significantly reduces or even ceases its use of our products and services, we may not be able to find alternative customers at comparable levels, or at all. In addition, we may not be able to continue to attract new customers. As a result, we may experience a decline in our revenue, which will negatively affect our results of operations and financial performance.

We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have established a robust ecosystem consisting of OEMs, Tier 1 suppliers, logistics and urban service providers, and others. A number of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation for our product and service offerings. Components manufactured by OEMs or our Tier-1 suppliers could contain defects that would cause our autonomous driving vehicles to fail to operate as intended. We will also need to identify and negotiate additional relationships with other third parties. We may not be able to successfully identify and negotiate definitive agreements with these business partners on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.

Collaboration with these third parties is subject to risks, some of which are outside our control. We could experience delays to the extent our partners do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development projects. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. In addition, our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ products and services. If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.

Some of our customers may experience reduced payment capabilities due to a downturn in the macroeconomic environment, leading to extended payment cycles and making it more challenging for us to collect receivables. For example, our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million in 2024 to RMB16.6 million (US$2.4 million) in 2025, as we enhanced our collection of receivables. There is no assurance that the financial position of our customers will remain healthy in the future. If our customers experience financial distress or are unable to settle their payments in a timely manner or at all, our liquidity and the financial condition could be adversely affected.

Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.

Most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles are sourced from third-party suppliers and our OEM partners. We have limited experience in managing a large supply chain to manufacture and deliver vehicles at scale. In addition, some of the key components used to manufacture our autonomous driving vehicles come from limited sources of supply. We may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. In addition, our agreements with most of our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors, and the availability and pricing of the components provided may be beyond our control. In 2023, 2024 and 2025, we did not experience shortages in the supply of key components from our major suppliers. However, we may be subject to component shortages or pricing fluctuations in the future which could materially and adversely affect our business and results of operations. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, our business partners who manufacture our autonomous driving vehicles may not be able to develop alternate sources in a timely manner in the case of limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult and costly, and our business partners who manufacture our autonomous driving vehicles may not be able to source these components on terms that are acceptable to us, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our product launch timeline or scheduled product deliveries to users. This could adversely affect our relationships with our customers and could delay the expansion of our operations, including with our business partners who manufacture our autonomous driving vehicles. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to source these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to meet customer demand, which may result in our customers using competitive services instead of ours.

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

Risks Related to Our Intellectual Property Rights

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

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. Although past assertions have been settled and did not have any material adverse effect on our business and operations, there can be no guarantee that future assertions of this kind will not have a material adverse effect on our business and operations. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products and services may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

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

We use open-source software in our in-vehicle software, which is installed on all of our autonomous vehicles. We anticipate to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

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

Risks Related to Our General Operations

We operate and compete in highly competitive markets, facing challenges from both current and future competitors. If we fail to commercialize our technology on a large scale before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.

We face competition from autonomous driving industry participants in each of our products and solutions which will only intensify if we introduce additional vehicle types or expand the use cases of our autonomous technology. The competitive landscape of our industry is shaped by a multitude of evolving elements, such as overall economic trends, ability to source capital, improvements in technology infrastructure and products, implementation capability, public acceptance, and regulatory changes. These factors, which are largely outside our control, can change unpredictably and thereby affect our standing in the competition.

Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. We face competition, both in mainland China and internationally, from autonomous driving companies that offer autonomous driving technologies, products and services. In addition to the existing competitors, we may also face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs. In addition, because the autonomous driving market is relatively nascent, our OEM partners and we have been and are expected to continue exploring different business models and innovating our products and solutions. Our OEM partners may launch autonomous driving vehicles that potentially compete with our vehicles for customers, end users and market share.

Some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. If we fail to compete effectively, or if we are compelled to take costly measures in reaction to the moves of our competitors, our profitability, results of operations and financial condition may be materially and adversely affected. In addition, our competitors in certain geographic markets may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge and more supportive regulatory regimes. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. We cannot be certain that the pace of our growth or our product offerings will meet the demand of our customers and end users at all times, the failure of which may materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, increased competition could also intensify our pricing pressure and force us to adjust our pricing strategies to maintain and grow our market share. We may not have the same financial resources as our competitors that allow us to adjust pricing, which may result in a loss of customers and future market share. On the other hand, if we follow the downward price adjustment trend, our ability to generate revenue and achieve profitability may be adversely affected.

Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.

Our expansion into new geographical areas and jurisdictions, including Europe, the Middle East and Southeast Asia, involves new risks and challenges associated with such new markets, such as obtaining permits to conduct test driving and further, commercialization, of our autonomous driving vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic conditions. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

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

Our ability to maintain or enhance our growth rates and achieve profitability partially depends on our ability to increase our revenue and operating income through a series of organic growth initiatives. Our growth strategies include to grow business to reach large-scale commercialization, continue to strengthen our technology, reduce cost and improve operational efficiency, expand global presence and to broaden strategic partnership. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

●	our ability to build on our technological and business milestones to advance towards full commercialization across robotaxi, robobus, robovan, robosweeper and other autonomous driving use cases;
●	our ability to work with OEMs and other suppliers to scale up our products and services to meet our customers’ needs;
●	our ability to work with business partners to bring leading ADAS to the market;
●	our ability to continue to deliver our technology through providing autonomous driving products and services;
●	whether we have adequate capital resources to expand and optimize our technology platform, expand our offerings, enhance our data capabilities and increase our spending on talent development;
●	our ability to continue to upgrade our technology platform and to accelerate the evolution of our product and service offerings;
●	our successful execution of our overseas expansion plan;
●	our ability to improve operational efficiency;
●	our ability to strengthen our existing partnerships and enter into new strategic partnerships with industry leaders across the value chain;
●	our ability to hire, train and retain top talent in the autonomous driving industry; and
●	our ability to navigate an evolving and complex regulatory environment.

Our current and future autonomous driving products and services may not generate the expected levels of sales and profitability, and our growth strategies may not lead to the commercialization necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to achieve the expected levels of sales and profitability, our business and results of operations may be adversely impacted. In addition, our growth may continue to fluctuate and may be below our historical rates. Therefore, we cannot assure you that we will achieve and subsequently maintain profitability in the future.

Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, and even where insurance coverage and supplier warranties are in place, such protections may prove inadequate, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our business partners’ and end users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. Undetected errors and defects may cause our autonomous driving vehicles that make up our fleet and the vehicles of our customers applying our autonomous driving technology to malfunction, which could result in serious injury to or death of the end users of vehicles, or those in the surrounding area. Errors or defects in our products and services may only be discovered after they have been tested, commercialized and deployed. We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. The occurrence of any of the above could cost us significant expense and diversion of management attention and other resources. Our reputation or brand may be damaged as a result of these problems and end customers may be reluctant to use our vehicles and services, which could adversely affect our ability to retain existing customers and attract new customers, and could materially and adversely affect our financial results.

For each autonomous driving vehicle type we have developed, the vehicles that adopt our ADAS and our future autonomous driving vehicle models, once production begins, we may experience product liability disputes and product recalls, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, financial conditions and results of operations. Any product liability dispute or product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may be subject to product recalls if any of the components of our autonomous driving vehicles prove to be defective or non-compliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and results of operations. In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of defects and errors in our software and hardware. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our brand and our products. Furthermore, even where we maintain business liability insurance coverage or benefit from supplier warranties, such coverage or warranties could prove inadequate with respect to a claim, and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

In operating our business and providing services to customers and end users, we collect, use, store, transmit and otherwise process various types of data. While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in processing and protecting large volume of data, including:

●	protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data.

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

In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that purchase internet products and services and network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that a network platform operator that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to abroad. This requirement only applies in situations where a company is seeking to list its securities in other countries. Even if we become in possession of more than one million users’ personal information, this requirement will not apply, unless we seek to list our securities in countries other than the U.S., mainland China and Hong Kong in the future.

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

In addition to mainland China, we have also commenced testing and commercialization of our autonomous driving vehicles overseas. As we expand our global footprints, we expect to be subject to laws and regulations in foreign jurisdictions, such as the U.S., regarding data privacy, protection, and security. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. Currently, we have not offered any services to the general public in the United States and have not collected any consumer information there. However, our products and services may evolve to add new features and functionality to respond to market demand that may change our privacy obligations. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Failure to fully comply with these laws and regulations in overseas jurisdictions could also result in regulatory enforcement actions against us or otherwise subject us to significant liability, costs and a material loss of revenue resulting from the adverse impact on our reputation and brand. Any of such events could have materially adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, as we grow our business to provide our products and services in additional countries and regions, we will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictions, including but not limited to laws relating to autonomous driving, vehicle transportation, product material inputs and product liability. Particularly, the rate at which governments approve autonomous driving products could impact our operations. The deployment and operational capability of our L4 autonomous driving vehicles in real-world scenarios are contingent upon receiving timely governmental approvals, especially for our projects overseas. Delays in securing these essential regulatory approvals can significantly affect our commercialization timing, as these approvals are indispensable for progressing from the testing phase to full-scale commercialization. Furthermore, we may become subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering and other similar laws and regulations in various jurisdictions in which we conduct, or in the future may conduct, activities. Non-compliance with any of the foregoing laws and regulations may subject us to significant fines, penalties, lawsuits and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations or damage our reputation.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations. As advised by our PRC legal counsel, as of the date of this annual report, we had obtained all the licenses and permits necessary for our current business operations in China in all material aspects. However, we cannot assure you that we will be able to renew the licenses and permits that we have obtained, or obtain new licenses and permits required for our future business operations, when necessary in a timely manner, or at all.

We currently collaborate with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, to provide surveying and mapping services to our company. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors. In October 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with Guangzhou Yuji to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with Guangzhou Yuji is terminated or expires without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. Moreover, we had historically conducted surveying and mapping in internet mapping service category and hold the relevant certificate through Guangzhou Jingqi. After the unwinding of the VIE structure in March 2023, we terminated the surveying and mapping business of Guangzhou Jingqi. If our cooperation with Guangzhou Yuji is terminated for any reason, we may need to, based on our business needs, engage another licensed surveying and mapping service provider in China to conduct the surveying and mapping business. We cannot assure you that, if and when it becomes necessary for us to do so, we will successfully engage such service provider/expand our cooperation scope with such service provider on commercially acceptable terms and in a timely manner, or at all. Failure to do so will disrupt our business operations and negatively affect our results of operations, financial performance and prospects.

In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. If any applicable local government authorities consider that we were operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares and ADSs. For further details on the requisite licenses and approvals for our business operations, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

The current tensions in international trade and rising political tensions, particularly between the U.S. and China and between the U.S. and the European Union, or the EU, may adversely impact our business, financial condition, and results of operations.

It is unknown whether and to what extent new tariffs, economic or trade sanctions, export controls or other new laws or regulations related to trade (and in particular trade with or involving China) will be adopted by the U.S. government or EU authorities, or the effect that any such actions would have on us, the industry we operate in, our business partners and end users. Any unfavorable government policies on international trade, such as capital controls, export controls, sanctions or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. Any new trade-related laws or restrictions, or the regeneration of existing trade agreements could have an adverse effect on our business, financial condition, and results of operations.

We have been closely monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying to certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. For instance, in the last few years, the United States has implemented more stringent export controls with respect to certain AI and semiconductor technologies, and additional controls are possible in the near future. Moreover, many of the recent policy updates in the United States may have unforeseen implications for our business. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. In addition, President Trump issued the America First Investment Policy Memorandum on February 21, 2025, which proposes to further expand the set of technologies and investment types of concern. We cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule investment in our potential future offerings may be subject to notification requirements or otherwise qualify for certain exemptions under the Final Rule. In addition, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that relevant laws, regulations, and policies continue to evolve, the U.S. government’s interpretation of the criteria in the Final Rule may change over time, and potential amendments to the Final Rule or the introduction of similar regulations may occur in the future. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects. In such a case, the value of our shares may significantly decline, or in extreme cases, become worthless.

The U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, has promulgated a final rule, the BIS Final Rule, which went into effect on March 17, 2025, which prohibits vehicle connectivity system, or VCS, hardware importers from knowingly importing into the United States certain hardware for VCS and prohibits connected vehicle manufacturers from knowingly importing into the United States or selling within the United States completed connected vehicles that incorporate covered software, unless otherwise authorized. These prohibitions apply to transactions involving VCS hardware or software designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction of the PRC or Russia. In addition, connected vehicle manufacturers under PRC or Russian control are prohibited from selling completed connected vehicles with VCS hardware or covered software in the United States, regardless of the origin of that hardware or software. Our business in the United States is limited to research and development and road testing, and the United States has not been, and will not be, a market for our products or services. We do not believe our current road testing activities in the United States are prohibited or restricted by the BIS Final Rule in its current form. However, if our road testing activities become prohibited or restricted, due to the future amendments of the BIS Final Rule, other potential prohibition of autonomous driving companies from conducting testing in the United States, or otherwise, we expect to be able to discontinue road testing in the United States without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the United States. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States.

Additionally, there have been media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. On April 9, 2025, the U.S. Secretary of the Treasury, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers, amid the escalating trade war between the U.S. and China. Subsequently, on May 2, 2025, certain members of the U.S. House Select Committee on China and the Senate Special Committee on Aging sent a joint letter to the SEC urging the SEC to consider delisting certain China-based issuers, including us. If any such deliberations were to materialize, the resulting legislation, executive orders or administrative actions or other actions from U.S. government may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including our Company, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs in the U.S. See “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

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

It is uncertain whether and how the U.S. government or EU government will further regulate the autonomous driving and artificial intelligence industries or whether any new and more stringent regulations and/or limitations, restrictions or prohibitions will be promulgated and implemented on the application, development, commercialization and use in the United States or EU of autonomous driving technology by entities deemed to be PRC affiliated, based or controlled, as well as how entities deemed to be U.S./EU and/or U.S./EU affiliated entities interact with the foregoing entities. There could be regulatory or legislative changes targeting this industry that have a material adverse impact on our business and operations, our ability to raise capital and the market price of our Class A ordinary shares and ADSs.

Moreover, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to or restrict our access to certain markets or technology. The political landscape in the United States could affect the U.S. government’s attitude towards China and cause uncertainty to restrictions it may impose on Chinese technology. Measures such as these could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. The America First Memo also contemplates potential restrictions on investments in publicly traded securities by pension funds, university endowments and other limited partner investors. Investor concerns may also adversely affect the value and trading of the securities of China-based companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, which they may not be able to do in a timely manner and on commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given that we operate a research and development center in the United States, and we cooperate with certain U.S.-based suppliers, our business is particularly susceptible to these controls and restrictions. In addition, the U.S. government could enhance scrutiny on China-based autonomous driving companies, including prohibiting these companies from conducting testing or making it not feasible for these companies to conduct testing in the U.S. Our financial condition and results of operations could be materially and adversely affected as a result.

We are subject to anti-corruption, export control, sanctions, trade policies and similar laws and regulations, and non-compliance with such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.

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

Tariffs, sanctions, trade barriers and other international trade policies may adversely affect our business, financial condition, results of operations and prospects.

The recent announcements of substantial new tariffs and other restrictive trade policies have created a dynamic and unpredictable trade landscape, which may adversely impact our business.

Current or future tariffs or other restrictive trade measures may raise the costs of raw materials, components or finished goods, which may adversely impact both our product offerings and our operational expenses. Such cost increases may reduce our margins and require us to increase prices, which could harm our competitive position, reduce customer demand and damage customer relationships. Our manufacturers, suppliers and distribution channels are also affected by the current trade environment, and we may experience supply chain disruptions as a result of increased costs and uncertainty, as well as risks to the long-term viability of key vendors, which may impact our ability to meet customer demand or manage inventory efficiently. Tariff and other trade-related cost pressures and supply chain disruptions may lead to reputational harm if we are unable to deliver products or services on expected timelines or if any price increases are poorly received by customers or business partners. In addition, many of our customers operate businesses that may be impacted by trade policies, which may result in decreased demand for our products or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions.

Trade disputes, trade restrictions, tariffs and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty have and may continue to contribute to volatility in the price of our ADSs and Class A ordinary shares.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions whether driven by trade tensions, political disagreements, or regulatory concerns may make customers, governments and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors.

Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design and geographic expansion.

While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described herein.

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

Geopolitical instability in the Middle East could disrupt our operations, partnerships and expansion plans in the region, increase our operating costs, and materially adversely affect our business, results of operations and prospects.

We have significant and growing operations in the Middle East, including in the United Arab Emirates (UAE), such as Abu Dhabi and Dubai, and Saudi Arabia. The Middle East represents a strategically critical region for our global expansion. Our robotaxi services in the UAE and Saudi Arabia are conducted in partnership with third parties, and we rely on these local partners for field operations such as dispatch, cleaning and maintenance. Any disruption to these partnerships or to the broader operating environment in the region could adversely affect our ability to scale our fleet, generate revenue and execute our commercialization strategy.

Ongoing and escalating geopolitical tensions in the Middle East, including conflicts involving Iran and other regional actors, pose risks to the stability of the markets in which we operate. Such instability could result in disruptions to local infrastructure, restrictions on business activity, changes in regulatory frameworks, or deterioration in the safety and security environment in cities where we operate or plan to expand.

Geopolitical instability in the Middle East could also significantly affect global oil and energy markets, with direct consequences for our operating costs. Increases in oil and fuel prices resulting from regional conflict, disruptions to supply routes or economic sanctions on oil-producing nations could increase the cost of operating our vehicle fleet, as well as transportation and logistics costs associated with vehicle deployment, maintenance and supply chain operations. Any sustained increase in energy costs could compress our margins and adversely affect our path to profitability.

Furthermore, geopolitical instability could affect our ability to attract and retain partners, investors and talent in the region, disrupt our supply chain for vehicle hardware and components, and increase insurance and operational costs. Because we have adopted an asset-light model that relies heavily on local partners for on-the-ground operations, any deterioration in the political or economic environment that impairs the operations or financial condition of those partners could directly impact the quality and continuity of our services.

More broadly, regional conflict could affect investor sentiment toward companies with significant exposure to the Middle East, which could reduce our access to capital and adversely affect our business reputation and growth prospects. The duration, severity and ultimate resolution of geopolitical tensions in the region remain highly uncertain, and any escalation could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We maintain share plan for the granting of options and other types of awards, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.

We adopted the 2018 Share Plan in June 2018, which was amended and restated in July 2024, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. For the years ended December 31, 2023, 2024 and 2025, we recorded RMB931.8 million, RMB1,187.9 million and RMB450.0 million (US$64.3 million), respectively, of share-based compensation expenses in the statement of consolidated statements of profit or loss. The 2018 Share Plan was terminated in November 2025 upon the completion of our Hong Kong Listing. In March 2026, we adopted the 2026 Share Plan. We have granted and will continue to grant options and other types of equity awards pursuant to the 2026 Share Plan, and may record substantial share-based compensation expenses in the future.

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

Our financial assets at fair value through profit or loss, or the FVTPL primarily represent our investments in wealth management products, private investment funds and listed companies. As of December 31, 2024 and 2025, our financial assets at FVTPL were RMB1,742.1 million and RMB332.3 million (US$47.5 million), respectively. We recorded a gain from fair value changes of financial assets at FVTPL of RMB43.0 million in 2023, a loss of RMB61.8 million in 2024 and a gain of RMB41.8 million (US$6.0 million) in 2025. The wealth management products issued by banks are influenced by the overall market conditions. Any market volatility or fluctuations in interest rates may affect the fair value of our financial assets at fair value through profit or loss. Our investments in private investment funds are subject to the changes of the net asset values of the funds. Our investment in listed companies is subject to stock price fluctuations, resulting in fluctuations in fair value change in financial assets at FVTPL. Additionally, we may hold other financial assets whose fair value is determined with a greater degree of judgment and is more sensitive to market conditions. Changes in fair value are recognized in profit or loss and such treatment of gain or loss may introduce volatility or materially and adversely affect our business, results of operations and financial performance.

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

As of December 31, 2025, we leased a number of premises in mainland China, which are used mainly as office space, research and development centers and workshops. Any defects in lessors’ title to the leased properties may disrupt our use of these properties, which may, in turn, affect our business operations. We had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 13 of our leased properties as of December 31, 2025. Without valid real estate ownership certificates or proof of authorizations from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease.

Furthermore, under the Measures for Administration of Lease of Commodity Properties, which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of December 31, 2025, 42 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

We previously identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, because we no longer qualify as an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we lacked sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. As of December 31, 2025, we determined the material weakness described above has been remediated as management has completed the design and implementation of controls over financial reporting, including but not limited to (i) hired additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS and SEC reporting; (ii) organized regular trainings for our accounting staffs, especially trainings related to IFRS and SEC reporting requirements; (iii) improved our periodic closing process, related financial reporting and disclosure procedures, especially for non-recurring and complex transactions to ensure that the consolidated financial statements and related disclosures are in compliance with IFRS and SEC reporting requirements.  See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting” for management’s assertion with respect to the effective disclosure controls and procedures in place as of the end of the period covered by this Annual Report on Form 20-F.

We cannot ensure that the measures we have taken to date, and actions we may take in the future, will prevent or avoid potential future material weaknesses due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our risk management and internal control systems may not be adequate or effective.

We have designed and implemented risk management and internal control systems consisting of policies and procedures in relation to financial reporting processes, information system risk management, human resource risk management, regulatory compliance risk management and internal audit. While we seek to improve our risk management and internal control systems on a continuous basis, we cannot assure you that these systems are sufficiently effective in ensuring the prevention of fraud. Since our risk management and internal control systems depend on implementation by our employees, we cannot assure you that our employees or other related third parties are sufficiently or fully trained to implement these systems, or that their implementation will be free from human error or mistakes. If we fail to timely update, implement, and modify, or fail to deploy sufficient human resources to maintain our risk management policies and procedures, our business, results of operations, financial condition and prospects could be materially and adversely affected.

We may be subject to inventory obsolescence risk and credit risk of our customers.

Our inventories during the last three financial years ended December 31, 2025 primarily consisted of production supplies and work in progress. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as RMB50.0 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 56.8% from RMB204.7 million as of December 31, 2024 to RMB321.0 million (US$45.9 million) as of December 31, 2025, primarily attributable to an increase in work in progress resulting from increased vehicle inventories for our products, including robotaxi and robovan. Our inventory turnover days decreased from 313 days in 2023 to 308 days in 2024 and decreased to 201 days in 2025. We actively manage our cash conversion cycle through measures such as strengthening demand forecasting, coordinating production planning with sales schedules, enhancing supply chain management, and improving receivables collection efficiency. Despite our mitigating measures, we cannot guarantee that our inventories can be fully utilized within their effective lifespan. As our business expands, our inventory obsolescence risk may also increase commensurately with the increase in our inventories and our inventory turnover days.

Our trade receivables turnover days increased from 249 days in 2023 to 314 days in 2024, as we continued to grow our customer base and granted credit periods to accommodate customers’ payment practices. Our trade receivables turnover days decreased from 314 days in 2024 to 227 days in 2025 due to the improved collection of our trade receivables. Any deterioration in the financial position of our customers may materially or adversely affect our profits and cash flow as these customers may default on their payments to us. We cannot assure you that the risks of default by our customers will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these events develop into actual events, our operations and profitability will be adversely affected.

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

According to the Interpretation (II) of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases, which became effective on September 1, 2025, where the employer and the employee agree, or the employee promises the employer, that there is no need to make social insurance contributions, the people’s court shall determine that such agreement or promise is invalid. Where the employer fails to make social insurance contributions in accordance with the law, and the employee requests to terminate the labor contract and claim economic compensation in accordance with item (3) of Article 38 of the Labor Contract Law of the People’s Republic of China, the people’s court shall uphold such claim. According to our PRC Legal Advisor’s understanding of PRC laws and regulations, this provision generally applies to situations where the employer has completely failed to make social insurance contributions for the employees. In cases where contributions have been made but the contribution base is insufficient, the likelihood of the court upholding the employee’s claim is relatively low. While certain domestic subsidiaries did not make full social insurance contributions for certain employees during the last three financial years ended December 31, 2025, our Group has made social insurance contributions for all employees, and there have been no agreements with, or commitments from, employees waiving the social insurance contributions. As of the date of this annual report, none of our domestic subsidiaries have received any notices from the relevant authorities regarding complaints by employees concerning the social insurance contributions, nor have there been any penalties imposed by relevant authorities or orders to make retroactive payments. Therefore, we believe this interpretation will not have a material adverse effect on our operations or financial condition.

In addition, as we operate in the autonomous driving sector, we face unique and evolving challenges that may expose us to risks that are not adequately covered under existing insurance policies. The insurance industry worldwide is still in the early stages of adapting to the complexities of autonomous driving technologies. Traditional automobile insurance products were developed with human drivers in mind and may not fully address the specific liabilities and risks arising from the operation of autonomous driving systems. As a result, our current insurance coverage may not provide comprehensive protection against potential losses related to system malfunctions, software or hardware failures, or cybersecurity vulnerabilities.

Insurance products tailored to autonomous vehicles remain limited in scope and availability globally, and coverage limits under existing policies may be insufficient to address the full range of liabilities that could arise in the event of an accident involving our vehicles. In addition, as the regulatory landscape governing autonomous vehicles continues to evolve, new or amended laws and regulations may require us to obtain additional or different types of insurance coverage. In the absence of clear regulatory guidance, we may inadvertently fail to comply with emerging insurance requirements, potentially exposing us to regulatory penalties or significant financial losses in the event of an accident or product liability claim.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we likely were not a PFIC for the year ending December 31, 2025. However, our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ADSs or Class A ordinary shares, which may be volatile) from time to time. Furthermore, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other intangibles, each of which may increase the likelihood of us becoming a PFIC for the current or subsequent taxable years. Accordingly, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurance regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status.

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

Litigation and negative publicity surrounding companies with significant operations in China listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our Class A ordinary shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our Class A ordinary shares and ADSs, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our Class A Ordinary Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our Class A ordinary shares and ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

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

If our ADSs are prohibited from trading in the United States, there is no certainty that we will remain compliant with the listing requirements of the Hong Kong Stock Exchange, or we will be able to list on a non-U.S. exchange, in addition to the Hong Kong Stock Exchange, or that a market for our shares will develop or sustain outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our Class A ordinary shares and ADSs.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and ADSs. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi, the official currency of mainland China, into other currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the Hong Kong dollars, U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, if we decide to convert our Renminbi into Hong Kong dollars or U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of such currencies against the Renminbi would have a negative effect on the amount available to us.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the PRC Anti-monopoly Law, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment. These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses, and complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.

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

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our mainland China subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such reserve funds reach 50% of their registered capital.

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

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as we are a public company listed on the Nasdaq Stock Market and the Hong Kong Stock Exchange. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Share Incentive Plans.”

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, we engaged third-party agents to make the contribution for our employees. In addition, for some of our employees, we did not pay social insurance and housing provident fund in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full contribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, we have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. The Road Testing and Demonstrative Application Norm and several local regulations require the entities conducting road testing and demonstration applications to execute employment contracts or labor service agreements with test drivers. As these regulations do not explicitly stipulate penalties, failing to sign such contracts per se would not give rise to any financial penalties to our Group but may affect the approval of corresponding road testing permits applications. Additionally, we do not expect failing to sign such contracts will have any material adverse impacts on our financial prospects. Since we apply for road testing permits based on actual projects in different cities, not all drivers are engaged simultaneously. As of December 31, 2025, we had 963 test drivers employed by third parties, all drivers involved in our road testing applications have signed employment contracts or labor service agreements with us.

In October 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Provident Funds to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As advised by our PRC legal counsel, (i) under the Regulations on Administration of Housing Provident Fund, (a) if we fail to complete housing provident fund registration before the prescribed deadlines, we may be subject to a fine ranging from RMB10,000 to RMB50,000; and (b) if we fail to pay housing provident fund contributions within the prescribed deadlines, we may be subject to an order by the relevant PRC authorities to make such payments; and (ii) according to the Social Insurance Law, (a) for outstanding social insurance fund contributions that we did not fully pay within the prescribed deadlines, the relevant PRC authorities may demand that we pay the outstanding social insurance contributions within a stipulated deadline and we may be liable for a late payment fee equal to 0.05% of the outstanding contribution amount for each day of delay; and (b) if we fail to make such payments, we may be liable to a fine of one to three times the outstanding contribution amount.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular of General Affairs Department of State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, Supplementary Notice of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises and Notice of the State Administration of Foreign Exchange on Issues Relating to Pilot Scheme of Reform of Administration of Foreign Currency Capital Settlement by Foreign Investment Enterprises in Certain Localities. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A ordinary shares and ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a tax reduction or exemption is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforementioned safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of the ADSs acquired and sold on public securities markets.

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

Risks Related to Our Class A Ordinary Shares and ADSs

The trading price and trading volume of our Class A ordinary shares or ADSs may be volatile, which could lead to substantial losses to you.

The trading price of our ADSs has been volatile since the ADSs started to trade on the Nasdaq on October 25, 2024. The trading price of the ADSs could continue to fluctuate widely due to a variety of factors, many of which are beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile and fluctuate widely in response to factors beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in Hong Kong or the United States may affect the volatility in the price of and trading volumes for our Class A ordinary shares and ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our Class A ordinary shares and ADSs, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our Class A ordinary shares and ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, strategic business partners and third parties that collaborate with us;
●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;
●	changes in the economic performance or market valuations of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the autonomous driving industry;
●	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;
●	potential listing on other overseas markets;
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs;
●	changes in relations between the United States and China; and
●	potential litigation or regulatory investigations.

Substantial future sales or perceived potential sales of our Class A ordinary shares and ADSs in the public market could cause the price of our Class A ordinary shares and ADSs to decline.

Future sales of a substantial number of our Class A ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares or ADSs to decline and could impair our ability to raise capital through the sale of additional equity securities. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, our shareholders may, subject to any applicable lock-up restrictions, sell their securities in the market. In connection with the Hong Kong Listing, Dr. Tony Xu Han, our founder, chairman and chief executive officer, Dr. Yan Li, our co-founder, director and chief technology officer, and Dr. Hua Zhong, Senior Vice President, entered into lock-up agreements for a period of 12-month following November 6, 2025, the date of the Hong Kong Listing, subject to early release at the discretion of the designated underwriter representatives of the Hong Kong Listing. In addition, Dr. Han has voluntarily committed to a three-year lock-up, effective as of October 28, 2025, covering all shares of our share capital or securities convertible into, exchangeable, or exercisable for any share of our share capital, directly or indirectly owned or controlled by him. During this lock-up period, Dr. Han will not sell, transfer, pledge, or otherwise dispose of any of such securities, subject to customary exceptions. However, we cannot predict what effect, if any, the market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares or ADSs. In addition, if we issue additional ordinary shares, in the form of ADSs or otherwise, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class A ordinary shares or ADSs.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have in place a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dr. Tony Xu Han, our founder, chairman and chief executive officer, and Dr. Yan Li, our co-founder, director and chief technology officer, beneficially own all of our issued Class B ordinary shares. As of the date of this annual report, these Class B ordinary shares constitute approximately 5.4% of our total outstanding share capital and 36.6% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and ADSs to decline.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares and/or ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Class A ordinary shares and ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our Class A ordinary shares and ADSs will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A ordinary shares and ADSs and you may even lose your entire investment.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and the holders of ADSs may not be able to exercise the same rights as our shareholders.

Holders of our ADSs do not have the same rights as our shareholders. Holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Our ADS holder will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions of the holders of our ADSs, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying their ADSs in accordance with the instructions of holders of our ADSs. If we ask for the instructions of our ADS holders, then upon receipt of their voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions our holders of our ADSs give, but it is not required to do so. Holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, holders of our ADSs may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying their ADSs and become the registered holder of such shares to allow them to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of our ADSs from withdrawing the Class A ordinary shares underlying their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions of holders of our ADSs, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to the holders of our ADSs. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying Class A ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out their voting instructions. This means that holders of our ADSs may not be able to exercise their right to direct how the Class A ordinary shares underlying their ADSs are voted and they may have no legal remedy if the Class A ordinary shares underlying their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying their ADSs if holders of our ADSs do not provide timely instructions to the depositary as to how to vote the shares underlying their ADSs at shareholders’ meetings, which could adversely affect their interests.

Under the deposit agreement for the ADSs, if holders of our ADSs do not provide timely instructions to the depositary as to how to vote the shares underlying your ADSs, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of our ADSs cannot prevent the Class A ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, and ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our currently effective memorandum and articles of association provide that the federal courts of the United States shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our Class A ordinary shares and ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, Class A ordinary shares and ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our currently effective memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our currently effective memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

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

Rights to pursue claims against the depositary as a holder of our ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) and holders of our ADSs, will have irrevocably waived any objection which our ADS holders may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude holders of our ADSs from pursuing any claims under the Securities Act or the Exchange Act in state or federal court.

Our ADS holders may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to our ADS holders.

Our ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, they may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a court in Hong Kong or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the board of directors may determine for each inspection, our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Our ADS holders may be subject to limitations on transfer of the ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to our ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in our filings with the SEC based on foreign laws.

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

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, as this may also apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Class A ordinary shares and/or ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our Class A ordinary shares and ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in the businesses of the research, development and commercialization of autonomous driving technology.

Under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(b)(1) of the Investment Company Act provides that notwithstanding Section 3(a)(1)(C) of the Investment Company Act a company will not be deemed to be an “investment company” if it is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, are required to register as an “investment company” under the Investment Company Act. If we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities (as defined in the Investment Company Act) in order to fall outside the definition of an investment company. Additionally, we may have to forgo potential future acquisitions of investment securities (as defined in the Investment Company Act). Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of our Class A ordinary shares and ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

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

In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK, and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., or Wenyuan Yuexing, in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary. In addition, Guangzhou Jingqi established wholly-owned subsidiaries, Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd. and Wenyuan Jingxing for business operation and research and development center in Shenzhen and Beijing, respectively. From June 2022 to the date of this annual report, WFOE further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing, Qionghai, Dongguan and Zhuhai.

On October 25, 2024, our ADSs commenced trading on Nasdaq under the symbol “WRD.” We raised an aggregate of US$125.5 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

On November 6, 2025, Hong Kong time, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “0800.” We raised from our Global Offering in connection with the listing in Hong Kong approximately HK$2,314.6 million in net proceeds after deducting underwriting commissions and offering expenses.

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

B.BUSINESS OVERVIEW

WeRide is a global pioneer in L4 autonomous driving. We have deployed autonomous driving products and solutions in over 40 cities across 12 countries, including China, Slovakia, the United Arab Emirates (UAE), Saudi Arabia, Switzerland, France, Singapore and Japan. Our global autonomous vehicle fleet, spanning robotaxis, robobuses, robovans, and robosweepers, grew rapidly from 1,089 vehicles at the end of 2024 to 2,113 as of March 23, 2026. In particular, our global robotaxi fleet has reached 1,125 vehicles, and based on our current expansion pipeline, we project our global robotaxi fleet to reach 2,600 vehicles by the end of 2026, subject to market and regulatory conditions, laying the foundation for our long-term plan to deploy tens of thousands of robotaxis globally by 2030. In 2026, our one‑stage end‑to‑end ADAS solution, jointly developed with Bosch, has achieved four consecutive championship wins in the Second China Urban Intelligent Driving Competition, making WeRide WRD 3.0 the first and only solution in the competition’s history to secure this record and underscoring its breakthrough leadership in complex urban driving environments.

We recently published WeRide GENESIS, our general-purpose simulation platform that combines physical AI and generative AI to generate photorealistic virtual driving environments, including rare edge cases, in minutes rather than days. WeRide GENESIS enables unsupervised, closed-loop training at scale, accelerating model iteration and safety validation while significantly reducing on-road testing costs, and reinforcing the technological moat underpinning our L2-to-L4 product portfolio. WeRide GENESIS is a cornerstone of WeRide One, our universal technology platform that integrates proprietary stacks such as simulation engines, hybrid architectures, in-house infrastructure, high-quality datasets, high-performance computing, and unified operations. Together, WeRide One and WeRide GENESIS exemplify our progress toward a more data-driven autonomy stack through end-to-end learning, large-scale data training, and world model simulation, enabling us to consistently develop and deliver safe, reliable, and commercially viable autonomous vehicles that meet the demands of everyday use.

We adopt a balanced growth strategy, prioritizing markets that demonstrate strong potential for autonomous driving adoption in the long run—both internationally and in China’s major cities—while focusing on regions where autonomous vehicles offer clear economic and operational advantages.

In China, our robotaxi fleet size exceeds 800 vehicles, making it one of the leading fully driverless autonomous driving operational fleets in China, with services covering an area of over 1,000 square kilometers, including key transportation hubs such as airports and major railway stations and high-demand districts in Beijing and Guangzhou. During the fourth quarter of 2025, registered users of our robotaxi service in China saw year-over-year growth of more than 900%, reflecting strong and growing consumer demand. In 2025, we cut total cost of ownership by up to 38% compared with 2024, through improved operating efficiency and lower vehicle bill of materials costs. In 2026, we plan to expand our robotaxi fleet operations to further Tier‑1 cities in China.

Overseas, our deployments span the Middle East, Europe, and developed Asia-Pacific, primarily Southeast Asia, with a fleet of over 250 robotaxis outside China and the U.S., and a dedicated fleet of over 200 robotaxis in Middle East alone. This represents the largest robotaxi fleet operated in these regions, with the Middle East potentially among the first regions to approach unit-level profitability.

In Abu Dhabi, in October 2025, we secured the world’s first city-level fully driverless robotaxi commercial permit outside the U.S., removing the requirement for an in-vehicle safety officer and enabling breakeven unit economics. Also in October 2025, we began offering the first public robotaxi rides in Riyadh with Uber, and launched robotaxi GXR and robobus pilot operations in Ras Al Khaimah, expanding into a third UAE emirate. In November 2025, we and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi, and over time expanded to cover 70% of the city’s core area, with passengers able to book under Uber Comfort, UberX or the new “Autonomous” category, which is Uber’s first dedicated autonomous ride option globally. In December 2025, we launched public robotaxi passenger rides in Dubai in partnership with Uber and Dubai’s Roads and Transport Authority (RTA), with riders able to book through the “Autonomous” option on the Uber app. In March 2026, we launched fully driverless Robotaxi fare-charging operations in Dubai, as part of the first batch of Level 4 Robotaxis to enter commercial service in the city.

In Europe, in November 2025, we received the first-ever driverless robotaxi permit for passenger service in Europe from Switzerland’s Federal Roads Office (FEDRO), authorizing autonomous operations in the Greater Zurich area across a 110-kilometer operating area, establishing our first-mover advantage in the European market, and making us the world’s only company with vehicles holding autonomous driving permits in eight countries, namely Switzerland, China, the UAE, Saudi Arabia, Singapore, France, Belgium and the United States. In March 2026, we entered Slovakia through a strategic partnership with ELEVATE Slovakia to deploy autonomous vehicles including robotaxi, robobus, robovan, and robosweeper, launching the country’s first autonomous vehicle program and Europe’s first large-scale, multi-product autonomous driving commercial deployment, bringing our global footprint to over 40 cities across 12 countries.

In Southeast Asia, in March 2026, we officially commenced public operations of the Ai.R (Autonomously Intelligent Ride) service in Punggol with Grab, marking the first deployment of an autonomous passenger service in a residential estate in Singapore.

One of our strategies overseas is to prioritize jurisdictions with supportive regulatory frameworks and favorable economic conditions that are conducive to long-term profitability. We adopt an asset-light model, under which local partners are responsible for dispatch, cleaning and maintenance, while robotaxi services are delivered by leveraging our technology and operational expertise. This approach is designed to enable faster market deployment, enhance operational efficiency, reduce capital commitments and operating expenditure and allow us to maintain our focus on technology development.

We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving ecosystems. We have cultivated a robust ecosystem around our autonomous driving technology and solutions by forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, and urban service operators, and other key industry stakeholders. Through these collaborations, we aim to accelerate the responsible adoption of autonomous driving and foster innovation across the industry, ultimately creating a positive impact on society.

Our advanced technology, safety record, global footprint and strong partnerships position us as a global leader in autonomous driving.

On industry collaboration, we continue to attract leading global investors and ecosystem partners, building a strategic network with companies such as Bosch, Uber and Grab. For example, we have received investment commitments from ride-hailing giants such as Uber and Grab, highlighting our strategic position and leading role in the industry.

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

●	WeRide GENESIS. WeRide GENESIS bridges physical AI and generative AI through a proprietary, general-purpose simulation world model, enabling autonomous vehicles to undergo large-scale training and validation in simulation. It can rapidly generate highly realistic virtual worlds, building simulated cities within minutes, creating complex urban layouts and traffic dynamics, and systematically reproducing rare, extreme real-world driving scenarios that are difficult to capture on actual roads. Insights generated are continuously fed back into real-world deployment, forming a closed-loop feedback mechanism between virtual and physical driving. This approach significantly strengthens scenario generalization, robustness, and safety performance in highly complex and unpredictable environments, while dramatically shortening development and iteration cycles. By effectively compressing millions of kilometers of physical road testing into just days of high fidelity virtual simulation, WeRide GENESIS establishes a true technology “acceleration flywheel,” systematically compounding efficiency gains and driving rapid, scalable evolution of WeRide’s autonomous driving capabilities.
●	HPC 3.0 platform. The upgraded GXR will enter serial production equipped with HPC 3.0, our proprietary high-performance computing platform with a more compute-efficient architecture, reducing per-vehicle production time to under 10 minutes and further strengthening the scalability of our asset-light deployment model with fleet partners. HPC 3.0 debuts in our latest-generation robotaxi, the GXR, making it the world’s first mass-produced L4 autonomous vehicle built on this platform. Delivering up to 2,000 TOPS of AI compute, HPC 3.0 represents the most powerful computing platform available to support L4 autonomy. Fully automotive-grade, HPC 3.0 reduces the cost of the autonomous driving suite by 50%, paving the way for GXR’s large-scale commercial deployment.
●	Infrastructure and Core Capabilities. Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation.
●	Data assets. Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types. We have generated data from over nine years of operations and our partnerships. This dataset is complemented by high-quality synthetic data generated internally, powered by our proprietary general-purpose simulation platform, WeRide GENESIS. Our data strategy allows us to cover long-tail scenarios and corner cases for autonomous driving with precision. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.
●	Hybrid Architecture. We utilize a hybrid approach that combines a deterministic overlay with an end-to-end model. While pure end-to-end models have many benefits, they may not suit every real-world driving scenario. Our approach provides a balance of adaptability, reliability, safety, and transparency for the most robust and reliable commercial autonomous driving solutions, by combining deterministic logic with end-to-end learning models.
●	Operations platform. All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. With this platform, we have significantly reduced the time to market for entering new verticals. We have launched a broad range of autonomous products, from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road across mobility, logistics, and sanitation.

Our Autonomous Driving Products and Solutions

Robotaxi

Robotaxi is our flagship product and a powerful demonstration of our autonomous driving technology. It plays a central role in our expansion and growth strategy. We partner with multiple world-class OEMs to produce our robotaxis.

Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional taxi services. They can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances. We believe robotaxis offer superior unit economics and higher profitability compared to traditional taxis.

Business Model

We deliver robotaxi and related services on a whole-package basis, which we believe is more operationally and regulatorily feasible in the near term, as it ensures consistent service quality and safety standards. We generate revenue from vehicle sales, recurring fees based on ongoing operational and technical support services, and service fees based on performance milestones. We could also generate revenue through ride-hailing services. Our robotaxi fee model combines a minimum fixed fee with shared upside, aligning incentives with our partners while ensuring predictable returns. Our latest generation of robotaxi — GXR, introduced in October 2024, is a first-of-its-kind, next-generation robotaxi platform. GXR features our latest autonomous driving system. In 2025, we deepened our collaboration with Geely Farizon to deliver the next-generation robotaxi GXR as a purpose-built, factory pre-installed autonomous vehicle—eliminating post-production retrofitting and delivering higher safety consistency, lower unit costs and faster assembly. The upgraded GXR will enter serial production equipped with HPC 3.0, our proprietary high-performance computing platform with a more compute-efficient architecture, reducing per-vehicle production time to under 10 minutes and further strengthening the scalability of our asset-light deployment model with fleet partners.

We believe robotaxis offer superior unit economics and higher profitability compared to traditional taxis. The payback period following initial deployment is closely tied to vehicle utilization and speed of market expansion, which is why we prioritize rapid deployment in close collaboration with local partners, with a clear roadmap toward fully driverless L4 operations. Once we enter a new market, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with key players across the mobility landscape, covering leading global vehicle OEMs, shared mobility platforms, and more. For more information relating to our partnership with these OEMs, see “— Our Ecosystem and Partnerships.”

Ride-Hailing through Robotaxi

We operate a robotaxi fleet for the WeRide Go app, our own shared mobility network, which primarily relies on our self-owned vehicles and is also accessible through selected third-party aggregation platforms. We have generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go since 2020.

Achievements and Global Expansion

We made multiple achievements in the robotaxi sector and continue to grow our business. Our latest generation of robotaxis, GXR, entered commercial production and public services in 2024 and now operates commercially across multiple cities in China and internationally. We have also made continued global expansion with strategic launches across Europe, the Middle East and Asia, including commercial deployments in cities such as Abu Dhabi and Dubai, and through expanded partnerships, most notably our collaboration with Uber and Grab to scale robotaxi services across additional international markets.

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

Robobus

Our robobus can be flexibly deployed in various public and private transportation use cases. We partner with Yutong and Golden Dragon to produce robobuses. Our robobus is designed for a fully autonomous driving experience. In contrast to other alternatives, whose operations are fixed routes or limited to confined areas, Our robobus can handle open roads in urban settings under all weather conditions.

Customers such as local transport service providers typically purchase our robobuses as well as bundled technical supports and services, including system upgrades, maintenance and repair, fleet management, as well as remote assistance services on an as-needed basis. These services are typically charged separately to our customers for an ongoing fee payable on an annual basis.

We have successfully expanded our business development efforts beyond China and achieved commercialization on the global stage.

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

In 2025, we formally launched Robovan W5, and commenced on-road trials in Guangzhou’s Nansha and Huangpu Districts.

Robosweeper

Our L4 robosweeper delivers a state-of-the-art sanitation solution that rivals traditional sweepers. We currently partner with Yutong and Ecar Tech to manufacture our robosweepers.

We sell robosweepers to public cleaning service providers and charge recurring fees for technical supports and services. We also use our robosweeper fleet to provide sanitation-as a-service solutions.

We currently offer robosweepers in four sizes: WeRide S6 is designed to address various cleaning needs, including standard road washing and sweeping, road edge cleaning, dust suppression and high-pressure water jetting. WeRide S1 is an L4 autonomous sanitation device designed for open roads and capable of navigating smoothly around smaller obstacles while effectively cleaning various road surfaces and offering automatic trash dumping and self-parking functionalities. Orders for WeRide S1 reached several million dollars shortly after launch, demonstrating a strong market reception. WeRide S3 is purpose-built for efficient cleaning in refined operating scenarios such as municipal auxiliary roads. With a maximum operating speed of 10 km/h, the S3 provides a more efficient solution for urban sanitation operations. As the world’s first autonomous sanitation vehicle equipped with WeRide’s self-developed HPC 3.0 high-performance computing platform, WeRide S5 delivers up to 2,000 trillion calculations per second, supporting stable operations in complex environments.

In China, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou since 2022. Our robosweeper was subsequently deployed across municipal sanitation projects in key domestic cities. We have also been expanding our robosweeper operations globally, entering overseas markets such as Singapore, the United Arab Emirates and Saudi Arabia.

ADAS and R&D Services

Our L2+ ADAS, WePilot 3.0, has been adopted by OEMs and Tier-1 suppliers, including Chery, GAC, and Bosch, across multiple vehicle models. The system features a single-stage end-to-end architecture and vision-based perception, enabling scalable deployment and strong performance across diverse driving conditions.

We provide ADAS and research and development services to Bosch. In our Bosch partnership, we provide leading ADAS technology and rich experience in product development, and Bosch is responsible for selling ADAS solutions to OEMs and contributes its strengths in supply chain management, quality control, rigorous industrial design, verification and validation capabilities. We believe our end-to-end mass-market ADAS solutions brings real value to OEMs today. We collect development fees in respect of the services we deliver as well as milestone-based royalties settled based on sales volume under this partnership.

Our Ecosystem and Partnerships

We have established a robust ecosystem consisting of world-class partners that are crucial to our success. Many of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. We believe our partnership network creates a significant and sustainable competitive advantage and allows us to stay ahead in terms of our technological competency and in our effort to commercialize autonomous driving technologies. The OEMs and Tier 1 suppliers played an important role in the development and production of our L4 autonomous driving vehicle and our partnership with them forge a vital layer of our ecosystem. These partnerships enable us to maintain strong control over supply chain and hardware design, while remaining asset-light and focusing on developing and upgrading our proprietary autonomous driving products and services.

We partner with OEMs for the production of our L4 autonomous driving vehicles. Typically, under these partnerships, we purchase vehicles from OEM partners and then operate these specialized L4 autonomous driving vehicles that integrate our autonomous driving software and hardware (including sensor suites) that meet our requirements, to provide mobility, logistics and other urban services on our own. We also sell these customized autonomous vehicles to our customers and provide related deployment and localization services, which optimize the vehicles for operation on specific roads and ensure they meet customer-specific technical metrics and autonomous functions. In addition, we also provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan.

We also work closely with other ecosystem partners in developing our L4 autonomous technologies, products and services. Such ecosystem partners include Uber, AiDriver, Baiyun Taxi Group, NVIDIA, Lenovo Vehicle Computing, ioki, Grab and ELEVATE Slovakia.

Our Major Customers

A substantial portion of our revenue is contributed by our top five customers in 2023, 2024 and 2025. We primarily supply our autonomous driving products and services to automobile manufacturers, Tier 1 suppliers and public transportation service operators.

Competition

We face competition, both in China and globally, from autonomous driving companies that offer autonomous driving technologies, products and services. We also potentially face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs.

Competition is based primarily on technology, ability to source capital, safety, efficiency and cost-effectiveness. Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors.

Research and Development

We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering. As of December 31, 2025, we had 829 research and development engineers and 2,694 R&D data processing staff worldwide. Our research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and Singapore.

Our research and development expenses were RMB1,058.4 million, RMB1,091.4 million and RMB1,372.2 million (US$196.2 million) in 2023, 2024 and 2025, respectively.

Intellectual Property

As of December 31, 2025, we had 646 issued patents and 444 pending patent applications in China, consisting of 451 invention patents, 102 utility patents and 93 design patents, and we had 15 issued patents and 20 pending patent overseas. Our issued patents and patent applications cover our algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology, and we intend to continue to file additional patent applications with respect to our intellectual property. Our patents cover the following categories: perception, planning and control, map and localization, hardware, and data.

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

We are committed to building a more sustainable future and bringing positive changes to communities. WeRide’s autonomous driving technologies enable a more efficient transportation network with higher vehicle utilization and less congestion and alleviate any shortage of human drivers. More importantly, we believe our autonomous technology products and services deliver a safer transportation experience both for the passengers and the surrounding environment. It does so by significantly reducing the risk of accidents, particularly for those associated with human errors which contribute to 90% of traffic accidents. Our autonomous driving vehicles also render transportation more accessible to certain individuals, particularly people with mobility difficulties. Our commitment to safety is unmatched and deeply embedded in our technological leadership.

We are committed to decarbonization and the building of a greener and more sustainable future. One core benefit of our autonomous technology is the optimization of vehicle controls and maneuvers and in turn the improvement of energy efficiency. The L4 autonomous driving system is able to reduce energy consumption per 100 kilometers by over 15% due to automated lane-changing acceleration/deceleration and braking functions. During a four-month period of open road trial conducted in 2022, our robosweepers achieved a reduction of more than 20,000 kilograms in carbon dioxide emission as compared with conventional street cleaning vehicles. We are dedicated to further advancing our technology for better management of environmental footprint of passengers and freight transportation globally. We are also working with our partners, such as Hyundai, to promote sustainable mobility and the adoption of clean energy.

Our Business in the United States

We conducted limited research and development and road testing activities in the United States, which we consider not material to our overall testing activities. We have obtained permits issued by the California DMV allowing us to test our L4 autonomous driving vehicles on public roads, including permits that allow certain of our vehicles to operate without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained a permit issued by the Nevada DMV, but no vehicles are currently registered for testing in that state.

Data Privacy and Security

We collect, use, store, transmit and otherwise process various types of data. The localization, perception, prediction, planning and control modules on our L4 autonomous driving vehicles collect and generate certain types of data, such as street view and architecture images, while in operation and during road tests. The types of data collected through our testing vehicles are solely for the purposes of and are limited to the scope necessary for enabling safe functioning, training and perfection of our autonomous driving system. These data are collected and processed in compliance with applicable laws and regulations in all material respects. We also collaborate with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors.

We are committed to protecting personal information and privacy. The operation of our robotaxi services through WeRide Go involves the collection and processing of contact information and other information of our passengers that is necessary for the delivery of our services, such as route planning, order placement and management, payment and invoicing, as well as certain basic personal information of our safety drivers. The privacy policy of WeRide Go outlines what personal information is being collected and how we collect and utilize personal data. It also describes our use practices and how privacy works on our platform. Specially, we provide users and passengers of WeRide Go with prior notice and obtain their consent before any of their personal information is collected or processed. In addition, we collect vehicle-related data through operating and testing vehicles, specifically including exterior and interior video, vehicle location data, command data, abnormal warning information, vehicle driving status, human driving behavior data, and basic vehicle attribute data, for the purposes of optimizing our WeRide Go services and vehicle testing.

We collect the aforementioned data in accordance with the principle of minimality and necessity, and retain it only for the shortest duration required to achieve the processing purpose. For in-vehicle information collection, we fulfill our legal obligation to inform users, passengers, and safety drivers about data collection through documents such as privacy policies. Before collecting any personal information, we obtain their explicit consent. In addition, they have the right to access, inquire about, and request copies of their personal information. To exercise these rights, they may contact us using the information provided in our privacy policy.

For off-vehicle information collection, after personal information of traffic participants outside the vehicles, such as license plate number or human face, is picked up by the sensor suite on our L4 autonomous driving vehicles, it is automatically desensitized before leaving the vehicles and the original video clips which contain the relevant personal information will then be removed. We also implement a stringent data control system to ensure that only authorized personnel can view and retrieve these video clips and in a manner that meets security, privacy and compliance requirements. In emergency situations, such as remote driving scenarios where real-time access to off-vehicle video is necessary, anonymization may not be feasible. In such cases, video feeds are accessed solely for the purpose of safeguarding life, health, and property. More importantly, raw video footage is not retained after the emergency is resolved.

We employ HTTPS and certificate-based encryption for all data transmissions, including sensitive personal information. Data is encrypted end-to-end, ensuring that the transmission process remains secure, tamper-proof, and inaccessible to unauthorized parties. All data collected or generated within China is stored in a domestic data center in Guangzhou, while data collected or generated in the United States is stored in a data center in California and processed locally. We have implemented robust data storage security measures, including encryption, access controls, and regular backups, tailored to different data categories to ensure their confidentiality and integrity. We do not engage in any cross-border transfer of personal information, important data or surveying and mapping geographic information data including from China to other jurisdictions in which we operate and vice versa.

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

Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance for our employees based in mainland China. We also purchase additional commercial insurance to increase insurance coverage of our employees.

Insurance products for autonomous vehicles are still in the stage of adaptation and exploration. As advised by our PRC Legal Advisor, we are responsible for compensation for personal injury and property damage caused by our product defects, but automobile manufacturers are the primary responsible parties for vehicle recalls under the PRC laws. We maintain compulsory traffic accident liability insurance, and supplemental commercial accident insurance for each of the test vehicles. We also maintain compulsory traffic accident liability insurance, supplemental commercial accident insurance and carrier liability insurance for each vehicle used for commercial activities in accordance with applicable regulations. We have also obtained insurance coverage for losses of and damages to our L4 autonomous driving vehicles and their respective equipment. However, we do not maintain any product liability insurance, which is not mandatory under the relevant PRC laws and regulations, as advised by our PRC Legal Advisor.

We also attempt to mitigate the risks of liabilities and claims by subjecting our L4 autonomous driving vehicles to rigid testing and by including security features in product design. To enhance the safety level of our products and operations, we are also establishing a remote assistance center which allows us to manage and monitor our L4 autonomous driving fleet in operation, and to intervene, where necessary.

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

Regulations

This section sets forth a summary of the most significant rules and regulations of mainland China and elsewhere that affect our business activities and the rights of our shareholders to receive dividends and other distributions from us.

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

On December 15, 2025, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2025 Version), which became effective on February 1, 2026, and replaced the previous Encouraging Catalog. On September 6, 2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Version), or the Negative List 2024, which became effective on November 1, 2024 and replaced the previous Negative List. Any industry not listed on the Negative List 2024, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2024.

The Foreign Investment Law

The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment and safeguard the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign-invested enterprises, or FIEs, in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council. Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access to foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields.

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

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, is the primary law governing telecommunications services, and sets out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. Based on the Telecom Catalog promulgated by the MII on February 21, 2003 and most recently amended by the MIIT on June 6, 2019, “internet information services” and “online data processing and transaction processing” are identified as value-added telecommunications services.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, and most recently amended on December 6, 2024, “internet information services” refer to the provision of information through the internet to online users, and can be categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of internet information services from the appropriate telecommunications authorities. The ICP License is however not required if the operator will only provide internet information on a non-commercial basis.

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

On July 30, 2021, the MIIT promulgated the Opinions on Strengthening the Management of Intelligent Networked Vehicle Manufacturing Enterprises and Product Admission, or the Opinion, which provides that enterprises should strengthen data security management ability and network security guarantee ability, as well as strengthen management ability and ensure product production consistency. Moreover, enterprises should strengthen product management: (i) Enterprises should strictly perform the obligation of informing. Where the enterprise produces automobile products with driving assistance and autonomous driving functions, it shall clearly inform the vehicle functions and performance limits, driver responsibilities, human-computer interaction equipment indication information, function activation and exit methods and conditions, and more; (ii) Enterprises should strengthen the safety management of combined driving assistance products; (iii) Enterprises should strengthen the safety management of autonomous driving function products; and (iv) Enterprises ensure reliable space-time information services.

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

On November 17, 2023, the MIIT, the MPS, the MOT, and the Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice regarding the Pilot Implementation of Intelligent Connected Vehicle Access, which came into effect on the same day. Such notice applies to (i) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (ii) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the MIIT and the MPS. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the MIIT. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process.

On November 21, 2023, the MOT issued the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), which came into effect on the same day. Such service guidelines regulate the use of autonomous driving vehicles to engage in various types of transportation operations on different roadways, and specify the specific scenarios and conditions applicable to the use of autonomous driving vehicles in different transportation operations. According to the service guidelines, autonomous driving transportation operators must register, obtain the corresponding business licenses, and meet specific insurance requirements for certain operations. Among which, operators of taxi passenger transport (ride-hailing service) and road passenger transport shall maintain the carrier liability insurance in accordance with the laws. The operators need to comply with relevant standards and regulations, including vehicle registration, obtaining necessary documents, providing traffic accident liability insurance, and meeting specific safety technology standards for certain operations. Autonomous driving vehicles need to be equipped with appropriate safety and security personnel. Relevant authority will strengthen daily supervision and inspection of autonomous driving vehicle transportation activities, and require the operators to rectify any significant safety issues that arise. Operators must report to the competent authorities if they find any technical defect, hidden danger and problem of the autonomous driving vehicles.

On December 31, 2024, the Standing Committee of the Beijing Municipal People’s Congress issued the Regulations of Beijing Municipality on Autonomous Vehicle, which came into effect on April 1, 2025. Pursuant to the foregoing regulation, enterprises related to autonomous vehicles that need to test autonomous driving functions in this city can apply for road testing activities. If the road testing activities have been completed and meet the specified conditions, and it is necessary to test the application scenarios of people and vehicles, demonstration application activities can be applied for.

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

Regulations Relating to Urban Solid Waste Services

On August 10, 1993, the Ministry of Construction (which was the predecessor of Ministry of Housing and Urban-Rural Development of the PRC) promulgated the Measures for the Management of Urban Solid Waste, which was recently amended on May 4, 2015. According to the Measures for the Management of Urban Solid Waste, enterprises that engage in commercial cleaning, collection and transportation of urban solid waste shall obtain a license for the service of commercial cleaning, collecting and transporting urban solid waste. Currently, Wenyuan Guangzhou and two of its subsidiaries hold the licenses for the service of cleaning, collecting and transporting urban solid waste.

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

On September 30, 2014, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services, or the Cruising Taxi Administration Provisions, which was mostly recently amended on August 11, 2021. The Cruising Taxi Administration Provisions provides that (i) “cruising taxi online hailing services” refer to provision of cruising taxi operating services at the time and location designated by the passengers through means of telecommunications or the internet; (ii) platforms providing cruising online taxi-hailing services shall provide round-the-clock services and dispatch taxis in accordance with the requirements of the passengers; and (iii) cruising taxi drivers shall arrive at such location and time in accordance with the requirements of the passengers in a timely manner, communicate with online taxi hailing service providers or passengers when the passengers fail to show up at the agreed location on time, and provide a confirmation to online taxi hailing service providers when the passengers are onboard. The Cruising Taxi Administration Provisions further provide that cruising online taxi hailing services shall be carried out at different locations based on the actual condition so as to establish and improve an online taxi hailing service management system. Cruising taxi operators are also required to establish or connect to an online taxi hailing service platform based on actual conditions to provide online taxi hailing services.

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

Regulations Relating to Surveying and Mapping Services

On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People’s Republic of China, or the Surveying and Mapping Law, which was last amended on April 27, 2017 and became effective on July 1, 2017. According to the Surveying and Mapping Law, entities that engage in surveying and mapping activities shall meet specific requirements and obtain the necessary qualification certificates of surveying and mapping for corresponding grades. Any entity that engages in surveying and mapping activities without relevant qualification certificate shall be ordered to stop the illegal behavior, and be deprived of unlawful gains as well as surveying and mapping work products. In addition, the entity shall be subject to a fine of not less than the amount of, but not more than twice the amount of, the illegal gains from its surveying and mapping activities. In the event of a serious violation, the surveying and mapping tools shall be confiscated. Any foreign entity or individual engaging in surveying and mapping activities without approval or without cooperation with relevant PRC department or entity, the foreign entity or individual shall be ordered to stop the illegal behavior, and be deprived of unlawful gains, surveying and mapping work products as well as tools. In addition, the foreign entity or individual shall be subject to a fine of RMB100,000 to RMB500,000. In the event of a serious violation, the foreign entity or individual shall be subject to a fine of RMB500,000 to RMB1,000,000 and shall be ordered to leave the country within a specified period or expelled from the country. If constituting a crime, the foreign entity or individual shall be investigated for criminal liability in accordance with applicable laws.

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

According to the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016, amended on October 28, 2025 and became effective on January 1, 2026, and other related laws and regulations, network service providers are required to take measures to safeguard cybersecurity by complying with cybersecurity obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support to public security and national security authorities. Failure to comply with such laws and regulations may subject the network service providers to administrative penalties including, without limitation, fines, suspension of business operation, shutdown of business websites, revocation of licenses as well as criminal liabilities. The Cybersecurity Law applies to the construction, operation, maintenance and use of the network as well as the supervision and administration of cybersecurity within the territory of China. Due to the operation of WeRide Go, the remote cockpit management system and the autonomous driving vehicle operation management platform, we may be deemed as a network service provider and be subject to the aforementioned regulations.

After the release of the Cybersecurity Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial) which was later replaced by the Cybersecurity Review Measures. The Cybersecurity Review Measures was promulgated by the CAC and other relevant authorities on April 13, 2020 and most recently amended on December 28, 2021 (such amendment became effective on February 15, 2022). The Cybersecurity Review Measures establish the basic framework and principle for national security reviews of network products and services. Pursuant to the Cybersecurity Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Government authorities may initiate a cybersecurity review against an online platform operator if such authorities believe that the network products or services or data processing activities of such operator affect or may affect national security.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” is defined to mean critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy, livelihood of citizens, or public interests if any damage is suffered or caused to malfunction, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identifying critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify any operator if it is identified as a critical information infrastructure operator. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulate the security assessment of important data and personal information collected and generated within the territory of mainland China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under any of the following circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment: (i) a data processor transfers important data overseas; (ii) a critical information infrastructure operator transfers personal information overseas; (iii) a data processor processing personal information of more than one million individuals transfers personal information overseas; (iv) a data processor having, since January 1 of the previous year, cumulatively transferred overseas personal information of 100,000 individuals, or sensitive personal information of 10,000 individuals; or (v) other circumstances where a security assessment for outbound data transfer is required by the CAC. Before applying for a security assessment for the proposed outbound data transfer, a data processor shall conduct a self-assessment of the risks involved in such transfer, and the self-assessment shall focus on the following matters: (i) the lawfulness, legitimacy and necessity of the purpose, scope and method of the proposed overseas data transfer, and of the processing of such data by the foreign recipient; (ii) the scale, scope, type and sensitivity of the outbound data transfer, and the risks to national security, public interest or to the legitimate rights and interests of individuals or organizations that may be caused by the proposed outbound data transfer; (iii) the duties and obligations which the foreign recipient undertakes, and the foreign recipient’s organizational and technical capabilities and measures to perform such duties and obligations and guarantee the security of the proposed outbound data transfer; (iv) the risks of the relevant data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the proposed outbound data transfer, and whether a proper channel is in place to safeguard rights to and interests in personal information; (v) whether the responsibilities and obligations relating to data security protection have been fully spelt out in the relevant contracts or other legally binding documents to be concluded with the foreign recipient; and (vi) other matters that may affect the security of the proposed outbound data transfer.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, or the New Cross-border Data Flow Provisions, which took effect on the same day. The New Cross-border Data Flow Provisions state that if there is any conflict with the Security Assessment Measures or the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, the New Cross-border Data Flow Provisions shall prevail. The New Cross-border Data Flow Provisions set out scenarios under which certain obligations for the cross-border data transfer are waived, which include, among others, passing the security assessment of cross-border data transfer, concluding a standard contract for the cross-border transfer of personal information or passing the personal information protection certification.

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

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was jointly issued by the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS and the SAMR on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to step up the protection of personal information. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in any other default forms and should not collect personal information in violation of laws or regulations or in breach of any agreement with users. The importance of the foregoing regulatory requirements is repeated under the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation illustrates various illegal practices commonly adopted by apps operators with respect to personal information protection, including “the failure to publish rules on the collection and use of personal information,” “the failure to expressly state the purpose, manner and scope for the collection and use of personal information,” “the collection and use of personal information without consent,” “the collection of personal information that is irrelevant to the services provided by the relevant app and in violation of the principle of necessity,” “the provision of personal information to others without users’ consent,” “the failure to allow deletion or correction of personal information as required by laws” and “the failure to publish relevant information such as relating to complaint filing or reporting.” Any of the following acts by an app operator will, amongst others, constitutes the “collection and use of personal information without the consent of users”: (i) collecting the personal information or activating the authorization for the collection of personal information without obtaining the consent of the relevant user; (ii) collecting the personal information or activating the authorization for the collection of personal information of any user who explicitly denies collection, or repeatedly soliciting such user’s consent in a way that disrupts his/her normal use of the relevant app; (iii) the personal information collected or the authorization for the collection of personal information activated by the app operator exceeds the scope authorized by the user; (iv) seeking user consent in a non-explicit manner; (v) modifying user settings with respect to the activation of the authorization for the collection of personal information without such user’s consent; (vi) pushing information that is directed at a user based on his/her personal information and algorithms, without providing an opt-out option; (vii) misleading users to authorize the collection of their personal information or activating the authorization for the collection of personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their authorization for the collection of personal information; and (ix) collecting and using personal information in violation of the rules published by the app operator.

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

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, which was promulgated by the SCNPC on March 12, 1984 and most recently amended on October 17, 2020 (with such amendment taking effect on June 1, 2021), and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and most recently revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility patents” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

Regulations Relating to Foreign Debts

A loan made by foreign investors as shareholders in an FIE is considered to be a foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts, which was promulgated by the SAFE, the NDRC and the Ministry of Finance, or the MOF, on January 8, 2003 effective from March 1, 2003 and further amended effective from September 1, 2022, and the Administrative Measures for Registration of Foreign Debts promulgated by the SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is equivalent to twice the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may incur foreign debts within the permitted amount and directly handle the relevant banking procedures without registering each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

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

The State Administration of Taxation, or the SAT, has further issued several circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of a company listed overseas are required to file documents relating to employee share options and restricted shares with relevant tax authorities and to withhold individual income tax for employees who exercise their share options or purchase restricted shares. If an employee fails to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007 and most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China promulgated on December 6, 2007, and most recently amended effective from January 20, 2025, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises that do not have any branches in the PRC are required to pay enterprise income tax on income originating from the PRC at the rate of 10%.

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

Interest income derived from WeRide Inc. and our subsidiary in Hong Kong from mainland China is subject to CIT on a withholding basis at a rate of 10%.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, or the Interim Regulations, which was promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF and SAT on December 25, 1993 and most recently amended on October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT. Unless provided otherwise, the rate of VAT is 17% on the sale of goods and 6% on services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales and imports of goods that were originally subject to a VAT rate of 17% and 11%, respectively, the applicable VAT rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products that was originally subject to a VAT rate of 11%, the applicable VAT rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or for the processing of goods under consignment that were originally subject to a VAT rate of 16%, the applicable VAT rate shall be adjusted to 12%; (iv) for export products that were originally subject to a tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for export products and cross-border taxable acts that were originally subject to a tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018, and shall supersede all previous provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions initially and is eventually expanded to apply nation-wide in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT in relation to the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice of the Ministry of Finance and the State Taxation Administration on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016 and most recently amended on December 29, 2025, sets out that VAT in lieu of business tax be collected in all regions and industries.

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

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, or the VAT Law, which became effective on January 1, 2026 and replaced the Interim Regulations. The VAT Law, based on consolidating the achievements of reforms such as tax rate adjustments and the replacement of business tax with VAT, systematically optimizes and clarifies core elements including the scope of taxation, calculation rules, collection and management mechanisms, and taxpayer obligations.

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

Pursuant to the Social Insurance Law of the People’s Republic of China, or the Social Insurance Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in mainland China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified from time to time by the local government at the place of their business operations or where they are located. On September 1, 2025, the Interpretation (II) of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases came into effect. According to this interpretation, among others, where the employer and the employee agree, or the employee promises the employer, that there is no need to make social insurance contributions, the people’s court shall determine that such agreement or promise is invalid. Where the employer fails to make social insurance contributions in accordance with the law, and the employee requests to terminate the labor contract and claim economic compensation in accordance with item (3) of Article 38 of the Labor Contract Law, the people’s court shall uphold such claim.

While certain domestic subsidiaries did not make full social insurance contributions for certain employees during the last three financial years ended December 31, 2025, our Group has made social insurance contributions for all employees, and there have been no agreements with, or commitments from, employees waiving the social insurance contributions. As of the date of this annual report, none of our domestic subsidiaries have received any notices from the relevant authorities regarding complaints by employees concerning the social insurance contributions, nor have there been any penalties imposed by relevant authorities or orders to make retroactive payments. Therefore, we believe this interpretation will not have a material adverse effect on our operations or financial condition.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and was most recently amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures relating to its approval of overseas listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC.

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

As the development of federal and state legal frameworks around autonomous vehicles continues to evolve, we may be subject to additional regulatory schemes.

C.ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

*

Represents beneficial ownership percentages calculated in accordance with the rules and regulations promulgated by the SEC. For more information, see the section titled “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

D.PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters are located in Guangzhou, China. As of December 31, 2025, our headquarters span a total area of approximately 9,000 square meters and encompass the need of corporate administration, research and development and production. In addition to our headquarters, we also lease offices in mainland China and elsewhere in the world. We believe our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.OPERATING RESULTS

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

Key Factors Affecting Our Performance

Continued commercialization of our autonomous driving products and services

Our business model centers on the commitment to address real world problems. We focus on driving the adoption of our autonomous driving technology, products and services and we have delivered consistent growth underpinned by the leadership of our commercialization and maturity of our products. We are offering a wide range of services and products. In 2023, 2024 and 2025, we offered services and products to 36, 91 and 164 business customers, respectively. We expect to scale up our operations, increase the range of our product and service offerings and expand our revenue sources in the future. Our success will depend upon the progression of technological and commercialization milestones.

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

Since our inception, our team has made technological investments in key aspects of autonomous driving software, hardware and infrastructure. We invested heavily in the development of WeRide One. Currently, WeRide One is at running stage as the foundation model and technological backbone of our operating fleet. We have achieved technical feasibility, and have been using WeRide One as our fundamental infrastructure to support our autonomous driving technology and operation. However, we do not plan to sell WeRide One directly. We will continue to make ongoing investments into this platform, including optimizing its algorithm, upgrading its computing power and storage or processing capacity. We expect to start to generate meaningful profit relating to WeRide One, through the sales of our autonomous driving vehicles and provision of our operational support services in the foreseeable future.

The autonomous driving industry is a promising market and technology is a key competing factor. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. As such, we expect to incur substantial and potentially increasing research and development expenses and to dedicate substantial resources to improving and refining our technology capabilities. We have not capitalized our expenditure on our development activities incurred in 2023, 2024 and 2025 primarily because that we believe we are still facing uncertainties related to development and commercialization of our products and services, evolving regulatory frameworks and public reception of our innovative technology. As such, we still cannot demonstrate these activities would generate probable future economic benefits and our expenditure on these development activities incurred has not met the capitalization criteria yet. We spent considerable amount of resources, both financially and from human capital perspective, on continually upgrading this platform and its underlying universal system, end-to-end models, offboard model training, among others. We expect these development activities would start to generate meaningful future economic benefit in the foreseeable future.

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

Our business model is primarily supported by a large and expanding addressable market that we believe is increasingly benefiting from the introduction of autonomous driving technologies. Our autonomous driving vehicles are expected to present compelling unit economics as compared with traditional vehicles, particularly because the adoption of self-driving technologies will reduce labor costs associated with human drivers and extend the operating hours of each vehicle. Our autonomous driving technology will also help alleviate any shortage of human drivers. As a result, we have been able to identify participants across different segments of the transportation industry who have expressed support for our product and service offerings as viable solutions to the challenges they face.

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

Recognition of Share-based Compensation Expenses

We have granted options and other types of awards under our 2018 Share Plan. As of the date of this annual report, there were 36,166,524 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 95,253,810 ordinary shares granted under the 2018 Share Plan. For the years ended December 31, 2023, 2024 and 2025, we recorded RMB931.8 million, RMB1,187.9 million and RMB 450.0 (US$64.3 million) of share-based compensation expense in the consolidated statements of profit or loss. We may record substantial share-based compensation expenses in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”

Key Components of Results of Operations

Revenue

The following table sets forth the breakdown of our revenue by nature in absolute amount and as a percentage of our total revenue for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
Product revenue(1)	54,190	13.5	87,710	24.3	359,843	51,457	52.6
Service revenue(2)	347,654	86.5	273,424	75.7	324,744	46,438	47.4
Total revenue	401,844	100.0	361,134	100.0	684,587	97,895	100.0

Notes:

(1)	Represents the sales of our autonomous driving vehicles, mainly including our robobuses, robotaxis, robosweepers and robovans and related sensor suites.
(2)	Represents the provision of services, including autonomous driving related operational and technical support services, ADAS R&D services and intelligent data services.

We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and rovovans, and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS R&D services, and intelligent data services. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020 and from the provision of autonomous freight-as-a-service to our customers through our robovans starting in 2023, each of which was included in service revenue from autonomous driving related operational and technical support services.

We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. For instance, our latest generation of robotaxis, GXR, entered commercial production and public services in 2024 and has actively scaled deployments since 2025. We expect that our revenue from the robotaxi business will increase accordingly after the achievement of these commercialization milestones.

Cost of revenue

Our cost of revenue primarily consists of cost of goods sold and cost of services. Our cost of goods sold represents the cost of inventories associated with the sales of our autonomous driving vehicles. Our cost of services mainly comprises payroll and employee benefits for the provision of L4 autonomous driving and ADAS services.

The following table sets forth the breakdown of our cost of revenue by nature in absolute amount and as a percentage of our total cost of revenue for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenue:
Cost of goods sold	34,138	15.6	71,716	28.6	253,530	36,254	53.1
Cost of services	184,230	84.4	178,703	71.4	224,235	32,065	46.9
Total	218,368	100.0	250,419	100.0	477,765	68,319	100.0

We expect our cost of revenue to increase in absolute amounts in the foreseeable future as we continue to commercialize our technologies and given the projected growth in the sales of our products and services. As is with the case of our revenue composition, our cost structure may also change as our product and service portfolio continues to expand and evolve.

Gross profit and gross margin

The following table presents our gross profit and gross margin for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	Gross	Gross	Gross	Gross	Gross	Gross	Gross
	Profit	margin	Profit	margin	Profit	Profit	margin
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Products	20,052	37.0	15,994	18.2	106,313	15,203	29.5
Services	163,424	47.0	94,721	34.6	100,509	14,373	31.0
Total	183,476	45.7	110,715	30.7	206,822	29,576	30.2

Due to the success of our product and service offerings, we are in a favorable market position to secure a healthy profit margin. For the years ended December 31, 2023, 2024 and 2025, our gross profit was RMB183.5 million, RMB110.7 million and RMB206.8 million (US$29.6 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 45.7%, 30.7% and 30.2%, respectively.

Operating expenses

Our operating expenses primarily consist of research and development expenses, administrative expenses and selling expenses.

The following table presents our operating expenses and as a percentage of our revenue for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Research and development expenses	(1,058,395)	(263.4)	(1,091,357)	(302.2)	(1,372,191)	(196,221)	(200.4)
Administrative expenses	(625,369)	(155.6)	(1,138,802)	(315.3)	(596,060)	(85,235)	(87.1)
Selling expenses	(41,447)	(10.3)	(53,566)	(14.8)	(73,628)	(10,529)	(10.8)
Total	(1,725,211)	(429.3)	(2,283,725)	(632.4)	(2,041,879)	(291,985)	(298.3)

Research and development expenses

Our research and development expenses primarily consisted of (i) payroll and employee benefits, (ii) share-based compensation, (iii) depreciation and amortization, (iv) professional services fee, (v) service fee from a related party, (vi) outsourcing service fee, (vii) utilities and property management fee and (viii) others.

Our research and development expenses were RMB1,058.4 million, RMB1,091.4 million and RMB1,372.2 million (US$196.2 million) in 2023, 2024 and 2025, respectively.

We expect our research and development expenses to increase as we continue to focus on the testing and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities.

Administrative expenses

Our administrative expenses primarily consisted of payroll and employee benefits, professional service fees and other general corporate expenses.

For the years ended December 31, 2023, 2024 and 2025, our administrative expenses were RMB625.4 million, RMB1,138.8 million and RMB596.1 million (US$85.2 million), respectively. We expect that our administrative expenses will increase in absolute amounts in the foreseeable future, as we have become a public company, we will hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation. On the other hand, we expect a reduction of the weight of our administrative expenses as a percentage of our revenue over the long term due to our efforts to increase operational efficiency.

Selling expenses

Our selling expenses primarily consisted of personnel-related expenses associated with our sales and marketing personnel.

For the years ended December 31, 2023, 2024 and 2025, our selling expenses were RMB41.4 million, RMB53.6 million and RMB73.6 million (US$10.5 million), respectively.

We expect our selling expenses to increase in absolute amount in the foreseeable future, as we continue to expand our sales network, build brand awareness and inform market participants of the benefits of our autonomous driving products and services. We expect our selling expenses to decrease as a percentage of revenue over the long term as we continue to increase our operational efficiency.

Other net income

Our other net income primarily consisted of (i) government grants, and (ii) net (loss)/gain on disposal of non-current assets.

For the years ended December 31, 2023, 2024 and 2025, our other net income was RMB15.8 million and RMB16.5 million and RMB4.9 million (US$0.7 million), respectively.

Impairment loss on receivables and contract assets

Impairment loss on receivables and contract assets is recognized from loss allowance measured at an amount equal to lifetime expected credit losses, or ECL(s), based on historical settlement records and forward-looking information. Expected loss rates are based on actual loss experience over the past 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and our view of economic conditions over the expected lives of the receivables and contract assets. For the years ended December 31, 2023, 2024 and 2025, our impairment loss on receivables and contract assets, was RMB40.2 million, RMB28.7 million and RMB16.6 million (US$2.4 million), respectively.

Net foreign exchange gain/(loss)

This represents gain or loss arising from the sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate.

We recorded a net foreign exchange gain of RMB7.1 million, RMB27.9 million and a loss of RMB9.0 million (US$1.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Interest income

Interest income represents earnings generated from bank deposits.

For the years ended December 31, 2023, 2024 and 2025, our interest income was RMB132.0 million, RMB176.9 million and RMB172.3 million (US$24.6 million), respectively.

Other finance costs

Our other finance costs consisted of (i) interests on lease liabilities, (ii) changes in the carrying amount of put option liabilities and (iii) interests on bank loans.

For the years ended December 31, 2023, 2024 and 2025, our other finance costs were RMB3.5 million, RMB3.5 million and RMB9.1 million (US$1.3 million), respectively.

Fair value changes of financial liabilities measured at FVTPL

Our financial liabilities measured at FVTPL represent warrants liabilities.

For the year ended December 31, 2023, our fair value changes of financial liabilities measured at FVTPL was a loss of RMB4.5 million.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights represent the changes of the present value of the redemption amount that could be triggered by the contingent redemption events.

For the years ended December 31, 2023 and 2024, our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB554.0 million and RMB465.3 million, respectively. Such preferred shares and other financial instruments were converted to equity after our U.S. IPO was completed in October 2024.

Taxation

For the years ended December 31, 2023, 2024 and 2025, our income tax expense was RMB2.9 million, RMB5.9 million and RMB4.1 million (US$0.6 million), respectively.

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

United Arab Emirates

Under the Federal Decree-Law No. 47 of 2022 of the United Arab Emirates, our subsidiary established in the UAE is subject to a standard CIT rate of 9%.

Singapore

Under the Income Tax Act 1947 of Singapore, our subsidiary established in Singapore is subject to a flat CIT rate of 17%.

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

Wenyuan Guangzhou and Wenyuan Jingxing were certified as a “high and new technology enterprise” and were therefore entitled to a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% from 2022 to 2024 and from 2024 to 2026. Wenyuan Guangzhou has successfully completed its re-certification as a “high and new technology enterprise” and will continue to enjoy the preferential tax policies from 2025 to 2027. All of our other mainland China subsidiaries were subject to enterprise income tax at a rate of 25%.

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

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Product revenue	54,190	13.5	87,710	24.3	359,843	51,457	52.6
Service revenue	347,654	86.5	273,424	75.7	324,744	46,438	47.4
Total revenues	401,844	100.0	361,134	100.0	684,587	97,895	100.0
Cost of revenue(2)
Cost of goods sold	(34,138)	(8.5)	(71,716)	(19.9)	(253,530)	(36,254)	(37.0)
Cost of services	(184,230)	(45.8)	(178,703)	(49.5)	(224,235)	(32,065)	(32.8)
Total cost of revenue	(218,368)	(54.3)	(250,419)	(69.3)	(477,765)	(68,319)	(69.8)
Gross profit	183,476	45.7	110,715	30.7	206,822	29,576	30.2
Other net income	15,750	3.9	16,491	4.6	4,912	702	0.7
Research and development expenses(2)	(1,058,395)	(263.4)	(1,091,357)	(302.2)	(1,372,191)	(196,221)	(200.4)
Administrative expenses(2)	(625,369)	(155.6)	(1,138,802)	(315.3)	(596,060)	(85,235)	(87.1)
Selling expenses(2)	(41,447)	(10.3)	(53,566)	(14.8)	(73,628)	(10,529)	(10.8)
Impairment loss on receivables and contract asset	(40,217)	(10.0)	(28,664)	(7.9)	(16,625)	(2,377)	(2.4)
Operating loss	(1,566,202)	(389.8)	(2,185,183)	(605.1)	(1,846,770)	(264,084)	(269.8)
Net foreign exchange gain/(loss)	7,052	1.8	27,880	7.7	(9,031)	(1,291)	(1.3)
Interest income	132,042	32.9	176,902	49.0	172,307	24,640	25.2
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	42,960	10.7	(61,834)	(17.1)	41,822	5,980	6.1
Other finance costs	(3,490)	(0.9)	(3,451)	(1.0)	(9,128)	(1,305)	(1.3)
Fair value changes of financial liabilities measured at FVTPL	(4,549)	(1.1)	—	—	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(554,048)	(137.9)	(465,254)	(128.8)	—	—	—
Loss before taxation	(1,946,235)	(484.3)	(2,510,940)	(695.3)	(1,650,800)	(236,060)	(241.1)
Income tax	(2,866)	(0.7)	(5,868)	(1.6)	(4,100)	(586)	(0.6)
Loss for the year	(1,949,101)	(485.0)	(2,516,808)	(696.9)	(1,654,900)	(236,646)	(241.7)
Non-IFRS adjusted net loss(1)	(501,680)	(124.8)	(801,853)	(222.0)	(1,246,739)	(178,279)	(182.1)

Notes:

(1)	For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

(2)	Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	10,284	7,161	—	—
Research and development expenses	440,138	234,350	(160,534)	(22,956)
Administrative expenses	465,678	937,660	(284,312)	(40,656)
Selling expenses	15,684	8,696	(5,137)	(735)
Total	931,784	1,187,867	(449,983)	(64,347)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue increased by 89.6% from RMB361.1 million in 2024 to RMB684.6 million (US$97.9 million) in 2025.

Our product revenue increased by 310.3% from RMB87.7 million in 2024 to RMB359.8 million (US$51.5 million) in 2025, primarily due to an increase in the sales of robotaxis, robobuses, robosweepers as well as robovans in 2025. The following table illustrates our product sales in the years presented:

	For the Year Ended December 31,
	2024	2025

	(unit)
Sales of robotaxis	18	123
Sales of robosweepers	49	91
Sales of robovans	10	28
Sales of robobuses	14	156

Our service revenue increased by 18.8% from RMB273.4 million in 2024 to RMB324.7 million (US$46.4 million) in 2025, primarily due to an increase of RMB103.8 million in revenue from intelligent data services and an increase of RMB17.7 million from autonomous driving related operational and technical support services, partially offset by the decrease of RMB70.1 million from ADAS research and development services, as certain customized research and development services for certain clients had been completed in the third quarter of 2024.

Cost of revenue

Our cost of revenue increased by 90.8% from RMB250.4 million in 2024 to RMB477.8 million (US$68.3 million) in 2025. The increase in cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the increase in product sales; and (ii) an increase in costs of services, affected by an increase in costs of intelligent data services, partially offset by a decrease in costs of ADAS research and development services.

Our cost of goods sold increased from RMB71.7 million in 2024 to RMB253.5 million (US$36.3 million) in 2025, reflecting higher sales volumes during the year.

Our cost of services increased from RMB178.7 million in 2024 to RMB224.2 million (US$32.1 million) in 2025, mainly due to an increase in costs of intelligent data services, partially offset by a decrease in costs of ADAS research and development services.

Gross profit and gross margin

Our gross profit increased from RMB110.7 million in 2024 to RMB206.8 million (US$29.6 million) in 2025. Our gross margin decreased from 30.7% in 2024 to 30.2% in 2025, which remained relatively stable.

Research and development expenses

Our research and development expenses increased by 25.7% from RMB1,091.4 million in 2024 to RMB1,372.2 million (US$196.2 million) in 2025, mainly due to (i) an increase of RMB150.3 million (US$21.5 million) in payroll and employee benefits, mainly for strengthening and enhancing the technological leadership and position in the industry, (ii) an increase of RMB111.2 million (US$15.9 million) in professional service fee and outsourcing service fee for research and development projects, and (iii) an increase of RMB54.0 million (US$7.7 million) in depreciation and amortization, partially offset by a decrease in share-based compensation of RMB73.8 million (US$10.6 million), primarily resulting from the full vesting of certain share options and RSUs in 2024 and less share options and RSUs still being vesting in 2025.

Administrative expenses

Our administrative expenses decreased by 47.7% from RMB1,138.8 million in 2024 to RMB596.1 million (US$85.2 million) in 2025, mainly due to a decrease in share-based compensation of RMB653.3 million (US$93.4 million), primarily resulting from the full vesting of certain share options and RSUs in 2024 and less share options and RSUs still being vesting in 2025, partially offset by an increase of RMB76.6 million (US$11.0 million) in professional services fees and listing expenses mainly related to legal compliance service and Global Offering.

Selling expenses

Our selling expenses increased by 37.3% from RMB53.6 million in 2024 to RMB73.6 million (US$10.5 million) in 2025, mainly due to an increase in personnel-related expenses and labor costs of RMB11.3 million (US$1.6 million) resulting from an increase in the number of personnel with selling and marketing functions and for business expansion. The increase of selling expenses was well below the pace of sales growth.

Other net income

Our other net income decreased from RMB16.5 million in 2024 to RMB4.9 million (US$0.7 million) in 2025, primarily related to a loss on disposal of non-current assets of RMB3.4 million and disposals of certain long-aging vehicles of RMB7.4 million.

Impairment loss on receivables and contract assets

Our impairment loss on receivables and contract assets decreased from RMB28.7 million in 2024 to RMB16.6 million (US$2.4 million) in 2025, primarily due to that we have proactively made collection efforts with our customers to achieve timely settlement of our trade receivables.

Net foreign exchange gain/(loss)

Our net foreign exchange gain/(loss) shifted from an exchange gain of RMB27.9 million in 2024 to an exchange loss of RMB9.0 million (US$1.3 million) in 2025, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.

Interest income

Our interest income decreased slightly from RMB176.9 million in 2024 to RMB172.3 million (US$24.6 million) in 2025, mainly attributable to the decline in bank deposit interest rates, partially offset by an increase in our balance of cash and cash equivalents and time deposits.

Fair value changes of financial assets at FVTPL

Fair value changes of financial assets at FVTPL changed from negative RMB61.8 million in 2024 to RMB41.8 million (US$6.0 million) in 2025, primarily due to the share price fluctuation of equity investments and the increase of average balance of wealth management products in 2025.

Other finance costs

Our other finance costs increased from RMB3.5 million in 2024 to RMB9.1 million (US$1.3 million) in 2025, mainly due to an increase in interest expenses for bank loans.

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights

Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights changed from RMB465.3 million in 2024 to nil in 2025 because our convertible preferred shares liabilities were converted to equity after our initial public offering completed in October 2024.

Income Tax Expense

We had income tax expenses remain stable at RMB5.9 million and RMB4.1 million (US$0.6 million) in 2024 and 2025, respectively.

Loss for the year

As a result of the foregoing, our loss for the year decreased by 34.2% from RMB2,516.8 million in 2024 to RMB1,654.9 million (US$236.6 million) in 2025.

Non-IFRS adjusted net loss

Our non-IFRS adjusted net loss increased by 55.5% from RMB801.9 million in 2024 to RMB1,246.7 million (US$178.3 million) in 2025. For discussions of our adjusted net loss and reconciliation of adjusted net loss to loss for the year, see “—Non-IFRS Financial Measures” for details.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

A comparison of fiscal years 2024 and 2023 can be found in “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 25, 2025.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess our operating performance. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. We define adjusted net loss as loss for the year excluding share-based compensation expenses, fair value changes of financial liabilities measured at FVTPL, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, all of which are net of nil tax.

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

The following table reconciles our adjusted net loss for the years indicated to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Reconciliation of loss for the year to adjusted net loss:
Loss for the year	(1,949,101)	(2,516,808)	(1,654,900)	(236,646)
Add:
Share-based compensation expenses	931,784	1,187,867	449,983	64,347
Fair value changes of financial assets at FVTPL	(42,960)	61,834	(41,822)	(5,980)
Fair value changes of financial liabilities measured at FVTPL	4,549	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	554,048	465,254	—	—
Non-IFRS adjusted net loss	(501,680)	(801,853)	(1,246,739)	(178,279)

B.LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity, Cash Flow and Working Capital

As of December 31, 2025, we have financed our operating and investing activities mainly through historical equity financing activities. In October 2024, we completed our U.S. IPO and our ADSs commenced trading on the Nasdaq Stock Market. We raised an aggregate of US$125.5 million in net proceeds from this offering and the underwriters’ partial exercise of their option to purchase additional ADSs, after deducting underwriting commissions and the offering expenses payable by us. In November 2025, we completed the Hong Kong Listing and our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange. We raised from this Global Offering in connection with the Hong Kong Listing approximately HK$2,314.6 million in net proceeds, after deducting underwriting commissions, fees and the offering expenses.

As of December 31, 2024 and 2025, our cash and cash equivalents were RMB4,268.3 and RMB6,666.3 million (US$953.3 million), respectively. As of December 31, 2024 and 2025, our time deposits were RMB620.1 million and RMB301.4 million (US$43.1 million), respectively. As of December 31, 2024 and 2025, our financial assets at FVTPL were RMB1,742.1 million and RMB332.3 million (US$47.5 million), respectively. Our financial assets at FVTPL primarily represents our investments in wealth management products, certain private investment funds and in a listed company.

We believe our cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness could expose us to additional obligations and restrictions with respect to our operations. In the event that we are unable to secure sufficient financing resources in amounts or on terms acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2025, 21.5% and 78.5% of our cash, cash equivalents, restricted cash, time deposits and current financial assets at FVTPL were held in mainland China and outside mainland China, respectively, and 8.6% and 89.3% were denominated in Renminbi and U.S. dollars, respectively. Our cash, cash equivalents, restricted cash, time deposits and current financial assets at FVTPL as of December 31, 2025 outside mainland China was held primarily in Singapore, Hong Kong and the U.S.

For cash concentration disclosures, see Note 31(f) to our audited consolidated financial statements included elsewhere in this annual report.

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

A majority of our revenue has been denominated in RMB for the years ended December 31, 2023, 2024 and 2025. Under existing PRC laws and regulations, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following the applicable procedural requirements. However, our mainland China subsidiaries are allowed to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and ADSs.

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(474,890)	(593,595)	(1,321,734)	(189,005)
Net cash (used in)/generated from investing activities	(546,944)	325,505	1,505,881	215,338
Net cash generated from financing activities	446,954	2,823,875	2,296,444	328,387
Net (decrease)/increase in cash and cash equivalents	(574,880)	2,555,785	2,480,591	354,720
Cash and cash equivalents as of January 1	2,233,691	1,661,152	4,268,300	610,359
Effect of foreign exchange rate changes	2,341	51,363	(82,587)	(11,810)
Cash and cash equivalents as of December 31	1,661,152	4,268,300	6,666,304	953,269

Operating activities

Net cash used in operating activities in 2025 was RMB1,321.7 million (US$189.0 million). The difference between the loss for the year of RMB1,654.9 million (US$236.6 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash or non-operating items of RMB613.1 million (US$87.7 million), mainly consisted of share-based compensation expenses of RMB450.0 million (US$64.3 million) and depreciation and amortization of RMB166.7 million (US$23.8 million), and (ii) a net increase in working capital, which represents total current assets less total current liabilities, by RMB275.8 million (US$39.4 million). The net increase in working capital was primarily attributable to (i) an increase in trade receivables of RMB213.8 million (US$30.6 million) primarily due to the strong sales performance at the year-end, (ii) an increase in inventories of RMB207.6 million (US$29.7 million) mainly driven by stocking for foreseeable purchase orders, partially offset by an increase in trade payables of RMB 142.3 million (US$20.3 million) mainly due to a substantial volume of inventory purchased towards the end of the year for which payment has not yet fallen due.

Net cash used in operating activities in 2024 was RMB593.6 million. The difference between the loss for the year of RMB2,516.8 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,919.5 million, mainly consisted of share-based compensation expenses of RMB1,187.9 million and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB465.3 million, and (ii) a net decrease in working capital, which represents total current assets less total current liabilities, by RMB7.5 million. The net decrease in working capital was primarily attributable to an increase in other payables, deposits received and accrued expenses of RMB98.6 million, a decrease in trade receivables and contract assets of RMB43.2 million mainly due to enhanced cash collection from customers, partially offset by (i) a decrease in amounts due to related parties of RMB68.4 million for settlement of purchase orders to Yutong affiliates and Yuji affiliates, and (ii) an increase in inventories of RMB62.3 million mainly driven by stocking for foreseeable purchase orders.

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

Investing activities

Cash generated from investing activities in 2025 was RMB1,505.9 million (US$215.3 million), consisting primarily of proceeds from sales of financial assets at FVTPL of RMB1,777.2 million (US$254.1 million) and proceeds from maturity of time deposits of RMB1,411.6 million (US$201.9 million), partially offset by purchase of time deposits of RMB1,089.5 million (US$155.8 million) and purchase of financial assets at FVTPL of RMB365.0 million (US$52.2 million).

Cash generated from investing activities in 2024 was RMB325.5 million, consisting primarily of proceeds from maturity of time deposits of RMB5,156.8 million and proceeds from sales of financial assets measured at FVTPL of RMB324.8 million, partially offset by payments for purchase of financial assets at FVTPL of RMB1,807.5 million and purchase of time deposits of RMB3,257.0 million.

Cash used in investing activities in 2023 was RMB546.9 million, consisting primarily of purchase of time deposits of RMB2,915.3 million and payments for purchase of financial assets at FVTPL of RMB1,965.3 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB2,925.3 million and proceeds from maturity of time deposits of RMB1,454.4 million.

Financing activities

Cash generated from financing activities in 2025 was RMB2,296.4 million (US$328.4 million), consisting primarily of proceeds from issuance of ordinary shares relating to Global Offering, net of commissions and other listing expenses of RMB2,111.6 million (US$302.0 million) and proceeds from bank loans of RMB332.4 million (US$47.5 million), partially offset by repayment of bank loans of RMB88.3 million (US$12.6 million).

Cash generated from financing activities in 2024 was RMB2,823.9 million, consisting primarily of proceeds from issuance of ordinary shares relating to our initial public offering and exercise of the over-allotment option, net of commissions of RMB3,170.8 million, which was partially offset by payment of withholding tax arising from the settlement of vested RSUs of RMB394.2 million.

Cash generated from financing activities in 2023 was RMB447.0 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB485.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures were RMB37.0 million and RMB85.5 million and RMB248.4 million (US$35.5 million) in 2023, 2024 and 2025, respectively. Capital expenditures primarily represent expenditures on payments for purchase of intangible assets, property and equipment. The following table sets forth our capital expenditure for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Purchase of property and equipment	(36,650)	(84,004)	(247,598)	(35,406)
Purchase of intangible assets	(304)	(1,504)	(848)	(121)
Total	(36,954)	(85,508)	(248,446)	(35,527)

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development. We intend to fund our future capital expenditures with our existing cash balance and proceeds from offshore offerings. We may adjust our capital expenditures for any given year/period according to our development plans or in light of market conditions and other factors we believe to be appropriate.

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

Our operating lease obligations primarily related to the rentals for office premises, staff accommodations and garage in mainland China and outside mainland China. Our leasing expense was RMB37.1 million, RMB40.2 million and RMB59.1 million (US$8.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table sets forth our operating lease obligations as of December 31, 2025.

		Payment Due by Period
	Total	Less Than 1 Year	1‑2 Years	2‑5 Years

	(RMB in thousands)
Operating lease commitment	59,079	33,324	15,715	10,040

In addition, WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the shareholders agreement, we are obligated to repurchase all or a part of the equity interest of one investor under certain circumstances, and to make cash payments to cover any shortfall if the other investor’s investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation with the shareholders of Wenyuan Yuexing, we agreed to redeem 15% equity interest of Wenyuan Yuexing from one of the investors in advance in 2021. Our total liabilities under the aforesaid obligations were RMB43.3 million (US$6.2 million) as of December 31, 2025. In April 2026, we redeemed the remaining 5% equity interest from the investor for an aggregate payment of RMB11.6 million to the investor.

We entered into a vehicle purchase agreement with an affiliate of our shareholder, pursuant to which we committed to purchase vehicles with an aggregated purchase amount of RMB100.3 million in 2024. As of December 31, 2025, we have paid RMB69.0 million (US$9.9 million) under this vehicle purchase agreement.

We also entered into a vehicle purchase agreement with a third-party OEM partner, pursuant to which we committed to purchase vehicles manufactured by this third-party OEM partner with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of December 31, 2025, we have paid RMB24.3 million (US$3.5 million) under this vehicle purchase agreement.

Furthermore, we entered into a research and development service agreement with another OEM partner, pursuant to which we will purchase research and development services with an aggregated purchase amount of RMB216.8 million in 2024 and 2025. As of December 31, 2025, no research and development services have been provided and we have not paid any consideration yet.

In 2025, we entered into an investment agreement with an independent third party to invest in a private investment fund with amount of RMB28.8 million. As of December 31, 2025, RMB17.3 million has been paid. Furthermore, we entered into an investment agreement with another independent third party to invest an associate with investment amount of RMB9.0 million, which has not yet been paid as of December 31, 2025.

We intend to fund our existing and future material cash requirements with our existing cash balance. Other than as discussed above, we did not have any significant capital or other commitments, long-term or other contractual obligations or guarantees, including relating to contracts entered into with our OEM partners and Tier-1 supplier partners, as of December 31, 2025 and any subsequent interim period.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 1(d) of our consolidated financial statements included elsewhere in this annual report.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.TREND INFORMATION

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

E.CRITICAL ACCOUNTING ESTIMATES

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

Fair Value of Our Shares

Prior to completion of our initial public offering, we were a private company with no quoted market prices for our shares. We therefore made estimates of the fair value of our shares on various dates for the following purposes:

●	determining the fair value of our share-based compensation to our employees at each grant date; and
●	determining the fair value of our financial liabilities for the warrants at the issuance date and each period end.

The following table sets forth the fair value of our shares.

				Exercise Price
				of Share
	Fair Value	Discount		Options Per
Date of Valuation	Per Share	Rate	DLOM	Share
	(US$)			(US$)
June 30, 2022	2.88	20%	15%	0.55‑1.24
December 31, 2022	3.42	20%	13%	0.46‑1.24
June 30, 2023	3.44	20%	11%	N/A
December 31, 2023	3.46	20%	7%	0.55‑1.24
June 30, 2024	3.47	20%	4%	1.22
July 26, 2024	4.82	20%	4%	0.00‑1.22
August 1, 2024	4.82	20%	4%	1.22‑1.24

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

With the assistance of an independent valuation firm, we applied an income approach, specifically a DCF analysis based on our projected cash flows using management’s best estimates as of the valuation date to determine the fair value of our shares. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts, the major assumptions used in earnings forecasts include revenue growth rate and the profit margin. However, these fair values are inherently uncertain and highly subjective. The other assumptions used in calculating the fair value of our shares using income approach include:

●	Discount Rates. The discount rates listed out in the table were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.
●	Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model and Finnerty option model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Tony Xu Han	49	Founder, Chairman and Chief Executive Officer
Yan Li	51	Co-founder, Director and Chief Technology Officer
Hua Zhong	50	Senior Vice President
Jennifer Xuan Li	37	Chief Financial Officer and Head of International
Qingxiong Yang	44	Vice President
Jean-François Salles	58	Director
Ichijo Futakawa	50	Director
Huiping Yan	59	Director*
David Tong Zhang	62	Director*
Tony Fan-cheong Chan	74	Director*

Note:

*

Each of Huiping Yan, David Tong Zhang and Tony Fan-cheong Chan has been determined by us to satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Dr. Tony Xu Han founded our company and currently serves as chairman and Chief Executive Officer. Prior to founding our company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the Chief Scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU and HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008. Dr. Han was the original contributor of DeepSpeech2, which was recognized by MIT Technology Review as one of its 10 Breakthrough Technologies in 2016. He has also been recognized by Forbes China as one of its 2024 Sci-Tech Influential Figures.

Dr. Yan Li co-founded our company and currently serves as our director and Chief Technology Officer. Prior to co-founding our company, Dr. Li served as the director of engineering of Ucar Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.) where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999 and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009.

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

Ms. Jennifer Xuan Li joined our company in 2020, and currently serves as our Chief Financial Officer and Head of International. Prior to joining our company, Ms. Li served as the investment director of SenseTime Group Inc. (HKEX: 0020) from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the strategic investment director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li previously worked at the investment banking division of Deutsche Bank and at UBS. Ms. Li received her double bachelor’s degrees in computer science and business management from Nanyang Technological University in Singapore. Ms. Li has been recognized by Fortune China as one of its 2025 Most Influential Businesswomen in the Future List.

Dr. Qingxiong Yang has served as our Vice President since 2021. Prior to joining our company, Dr. Yang served as the chief executive officer of MoonX.AI (currently known as Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.) from 2018 to 2021. Prior to that, Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016, where his research focused on computer vision and graphics. Dr. Yang received his bachelor’s degree in electrical engineering and information science from the University of Science and Technology of China in 2004 and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010.

Mr. Jean-François Salles has served as our Director since March 2025. Mr. Salles is an Alliance Ventures Director, as further described in the section titled “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.” Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he has held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992.

Mr. Ichijo Futakawa has served as our Director since April 2026. Mr. Futakawa is an Alliance Ventures Director, as further described in the section titled “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.” Mr. Futakawa currently serves as the division general manager of corporate strategy and business development at Nissan Motor Co., Ltd., a position he has held since April 2025. Since joining Nissan Motor Co., Ltd. (“Nissan”), a company listed on the Tokyo Stock Exchange (stock code: 7201), in June 2017, Mr. Futakawa has held various positions including general manager of the Japan-ASEAN mobility service business department from October 2019 to March 2021, vice president of new business development at Nissan (China) Investment Co., Ltd. from June 2021 to December 2023, and president of Nissan Mobility Service Co., Ltd. from March 2022 to April 2025, where he led the establishment of the company’s autonomous taxi business in Suzhou, China. Prior to joining Nissan, Mr. Futakawa served as country manager in Japan at Henkel AG & Co. KGaA, a company listed on the Frankfurt Stock Exchange (stock code: HEN3) from July 2015 to May 2017. Before that, Mr. Futakawa spent approximately nine years at Toyota Motor Corporation, a company listed on the Tokyo Stock Exchange (stock code: 7203), from April 2004 to September 2013, where he was responsible for engine management system development and international project management. Mr. Futakawa received his bachelor’s degree in biochemistry and engineering from Tohoku University in Japan in March 1998, his master’s degree in chemical engineering from Tohoku University in Japan in March 2001, and his master’s degree in business administration from China Europe International Business School in April 2015.

Ms. Huiping Yan has served as our director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

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

Dr. Tony Fan-cheong Chan, has served as our Director since November 2025. Dr. Chan served as the president of the King Abdullah University of Science and Technology (KAUST) from September 2018 to August 2024. Prior to that, he was the President of the Hong Kong University of Science and Technology from September 2009 to August 2018. He served as the assistant director of the Mathematical and Physical Sciences Directorate at the US National Science Foundation from 2006 to 2009. Between 1978 and 1979, he pursued postdoctoral research at California Institute of Technology as a research fellow and was an associate professor in computer science at Yale University between 1979 and 1986. In 1986, he joined the University of California, Los Angeles as a professor of the Department of Mathematics. Dr. Chan has been serving as an independent non-executive director of Hanison Construction Holdings Limited (HKEX: 00896) and Hutchison Port Holdings Management Pte. Limited (SGX: NS8U) since April 2023. Dr. Chan has served on the editorial boards of many journals in mathematics and computing, including SIAM Review, SIAM Journal of Scientific Computing, and the Asian Journal of Mathematics, and is one of the three editors-in-chief of Numerische Mathematik. He is also an elected member of the U.S. National Academy of Engineering. He formerly served on the NSF Mathematical and Physical Sciences Advisory Committee and the U.S. National Committee on Mathematics. Dr. Chan received his master’s degree in aeronautics from the California Institute of Technology in the United States in June 1973, and his Ph.D. in computer science from Stanford University in the United States in June 1978.

B.COMPENSATION

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB39.2 million (US$5.6 million) in cash to our executive officers and an aggregate of RMB1.4 million (US$0.2 million) in cash to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Plan

In June 2018, our shareholders and board of directors approved the 2018 Share Plan, which was amended and restated in July 2024, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The 2018 Share Plan terminated in November 2025 upon the completion of our Hong Kong Listing. As of the date of this annual report, there were 36,166,524 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 95,253,810 ordinary shares granted under the 2018 Share Plan.

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

2026 Share Plan

In March 2026, we adopted the 2026 Share Plan in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. As of the date of this annual report, there were 7,227,600 outstanding restricted share units (including vested but not settled restricted share units).

The following paragraphs summarize the principal terms of the 2026 Share Plan.

Type of Awards. The 2026 Share Plan provides for the grant of options to purchase shares and the grant of restricted share units to acquire shares. Options granted under the plan may be ISOs intended to qualify under Code Section 422 or NSOs which are not intended to so qualify.

Maximum Number of Class A Ordinary Shares. The overall limit on the number of the Class A ordinary shares underlying the awards pursuant to the 2026 Share Plan is 102,732,246, subject to certain adjustments.

Plan Administration. The compensation committee of our board of directors, or a sub-committee or delegate to whom the compensation committee has delegated its powers, will administer the plan. Such administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.

Award Agreement. Each grant of an option and each grant of restricted share units under the plan shall be evidenced by a share option agreement and a restricted share unit agreement, respectively. Such grants shall be subject to all applicable terms and conditions of the plan and may be subject to any other terms and conditions that are not inconsistent with the plan and which the administrator of the plan deems appropriate for inclusion in a share option agreement or a restricted share unit agreement, as applicable.

Eligibility. Our employees, outside directors and consultants are eligible for the grant of awards under the plan, provided that, the eligibility of consultants shall be determined by the plan administrator on a case by case basis, in its sole discretion. Only employees shall be eligible for ISOs.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. No awards granted under the plan shall vest earlier than the first anniversary of the date of grant, provided that, the plan administrator may, at its discretion, determine a shorter period during which awards may vest following the grant date for certain types of awards.

Exercise Price of Options. The plan administrator determines the exercise price of stock options, subject to certain restrictions. The maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred or assigned, unless a waiver by applicable authorities (including the Hong Kong Stock Exchange) has been granted and the approval by the plan administrator has been obtained. The Hong Kong Stock Exchange may consider granting such a waiver to allow for transfer of awards to a vehicle (such as a trust or a private company) for the benefit of the grantee and any family members of such grantee (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the plan and comply with other requirements and listing rules of the Hong Kong Stock Exchange.

Clawback Mechanism. Subject to applicable laws and exchange rules, all of a participant’s awards may be deemed void and any exercises rescinded upon events specified in the award agreements, including termination for Cause (as defined in the plan). In such cases, the participant must return to the Company any shares (including ADSs), cash, property, or proceeds received, and any clawed-back awards will be treated as lapsed and not counted toward the overall plan limits.

Termination and Amendment. The plan shall terminate automatically on March 13, 2036, ten years after the date of its adoption, unless terminated earlier as determined by our board of directors. Our board of directors may amend, suspend or terminate the plan at any time and for any reason, subject to certain limitations.

The following table summarizes, as of the date of this annual report, the outstanding awards granted to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary Shares
	Underlying Options
	and Restricted		Exercise Price
Name	Share Units		(US$/Share)	Date of Grant	Date of Expiration
Tony Xu Han	27,595,520		1.24 to 3.89	Between October 29,	Between October 28,
				2022 to July 26, 2024	2032 to July 25, 2034
Yan Li	10,513,974		1.24 to 3.89	Between October 29,	Between October 28,
				2022 to July 26, 2024	2032 to July 25, 2034
Hua Zhong	4,763,687		1.24 to 3.89	Between October 29,	Between October 28,
				2022 to July 26, 2024	2032 to July 25, 2034
Jennifer Xuan Li	12,149,857		0.46 to 1.24	Between November 23,	Between February 4,
				2020 and July 26, 2024	2031 and July 25, 2034
	13,500,000	(1)	—	July 26, 2024	July 25, 2034
Qingxiong Yang	*		0.55	October 25, 2021	October 24, 2031
	*	(1)	—	August 5, 2025	August 4, 2035
Huiping Yan	*	(1)	—	March 12, 2025	March 11, 2035
David Tong Zhang	*		1.22	March 12, 2025	March 11, 2035
All directors and executive officers as a group	71,398,194

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report
(1)	Represents restricted share units

As of the date of this annual report, other employees and consultants as a group hold options to purchase a total of 35,662,992 ordinary shares of our company and 27,404,205 restricted share units.

C.BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee a nomination committee, and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Huiping Yan, David Tong Zhang and Tony Fan-cheong Chan. Huiping Yan is the chairperson of our audit committee. We have determined that Huiping Yan, David Tong Zhang and Tony Fan-cheong Chan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Huiping Yan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of David Tong Zhang, Tony Xu Han, Huiping Yan and Tony Fan-cheong Chan. David Tong Zhang is the chairperson of our compensation committee. We have determined that Huiping Yan, David Tong Zhang and Tony Fan-cheong Chan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination Committee. Our nomination committee consists of David Tong Zhang, Tony Xu Han, Huiping Yan and Tony Fan-cheong Chan. David Tong Zhang is the chairperson of our nomination committee. We have determined that David Tong Zhang, Huiping Yan and Tony Fan-cheong Chan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Corporate Governance Committee. Our corporate governance committee consists of David Tong Zhang, Huiping Yan, and Tony Fan-cheong Chan. David Tong Zhang is the chairperson of our corporate governance committee. The corporate governance committee is responsible for, among other things:

●	developing and reviewing our policies and practices on corporate governance and making recommendations to our board of directors; and
●	ensuring that our company is operated and managed for the benefit of all shareholders, ensuring compliance with the listing rules of both Nasdaq and the Hong Kong Stock Exchange and safeguards relating to our dual class structure.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

In connection with the Hong Kong Listing, our founders, Dr. Tony Xu Han and Dr. Yan Li, entered into a voting agreement with Alliance Ventures, B.V., pursuant to which the founders agreed to vote or execute consents with respect to all shares (including shares represented by ADSs) and other voting securities of our company held or beneficially owned by them personally and by Tonyhan Limited and Yanli Holdings Limited, which we refer to as the Founder Entities, in favor of the election of two directors designated by Alliance Ventures, B.V., or the Alliance Ventures Directors, and to nominate such individuals through a shareholder proposal if they are not included in the slate proposed by the nomination and corporate governance committee of our board of directors; provided that if Alliance Ventures, B.V. sells our shares equal to between 1% and 2% of the then-current fully diluted share capital, it will lose the right to nominate and appoint one Alliance Ventures Director, and if such sales equal or exceed 2% of the then-current fully diluted share capital, it will lose the right to nominate and appoint any members of the board of directors.

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board.

Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. Our independent directors are subject to retirement by rotation at least once every three years. In addition, a director will cease to be a director if, among other things, the director (i) becomes prohibited by applicable law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found to be or becomes of unsound mind; (iv) resigns his or her office by notice in writing to our company, or (v) without special leave of absence from our board, is absent from three consecutive board meetings and our board (excluding the absent director) resolves that his or her office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.EMPLOYEES

We had 718, 3,093 and 3,801 employees globally as of December 31, 2023, 2024 and 2025, respectively. The significant increase of our number of employees was primarily a result of the significant increase in the number of R&D data processing staff. We hired these R&D data processing staff in order to provide processing services to our customers to better cater to our customers’ business needs, as well as to facilitate our own research and development.

As of December 31, 2025, we had 3,668 employees based in mainland China and 133 employees outside mainland China. As of December 31, 2025, our 3,801 employees include 3,661 full-time employees and 140 temporary employees (interns).

The following table sets forth the number of our employees by function as of December 31, 2025.

	Number of
Function	Employees	Percentage (%)
Research and development engineers	829	21.8
R&D data processing staff	2,694	70.9
Sales and marketing	103	2.7
Operations	79	2.1
General management and administration	96	2.5
Total	3,801	100.0

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

E.SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of the annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 950,955,002 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Class A	Class B	% of Total
	Ordinary	Ordinary	Ordinary	% of Aggregate
	Shares	Shares	Shares†	Voting Power†
Directors and Executive Officers:**
Tony Xu Han(1)	27,595,520	41,249,590	6.7	27.5
Yan Li(2)	37,643,640	13,564,833	5.0	10.9
Hua Zhong(3)	20,786,282	—	2.1	1.1
Jennifer Xuan Li(4)	25,099,008	—	2.4	—
Qingxiong Yang(5)	1,800,000	—	*	—
Jean-François Salles	—	—	—	—
Ichijo Futakawa(6)	—	—	—	—
Huiping Yan(7)	93,189	—	*	—
David Tong Zhang(8)	81,967	—	*	—
Tony Fan-cheong Chan	—	—	—	—
All directors and executive officers as a group (10 persons)(9)	113,099,606	54,814,423	15.6	39.5
Principal Shareholders:
Tony Xu Han(1)	27,595,520	41,249,590	6.7	27.5
Yan Li(2)	37,643,640	13,564,833	5.0	10.9
Yutong entities(10)	65,659,592	—	6.5	4.4
Qiming entities(11)	62,865,042	—	6.3	4.2
Alliance Ventures B.V.(12)	63,680,080	—	6.3	4.2
Uber Technologies, Inc(13)	56,618,266	—	5.6	3.8

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares.

**

Except as indicated otherwise below, the business address of each of our directors and executive officers is 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 10 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis. The table above does not give effect to the potential conversion of all shares of Class B ordinary shares to Class A ordinary shares on a one-for-one basis. The percentage of aggregate voting power shown above assumes no conversion of Class B ordinary shares to Class A ordinary shares.

(1)	Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, and (iii) an aggregate of 27,595,520 Class A ordinary shares issuable to Dr. Tony Xu Han upon the exercise of options that are exercisable or subject to accelerated vesting within 60 days of the date of this annual report. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. The registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. In connection with the Hong Kong Listing, Dr. Tony Xu Han, our chairman and chief executive officer, has voluntarily committed to a three-year lock-up, effective as of October 28, 2025, covering all shares of our share capital or securities convertible into, exchangeable, or exercisable for any share of our share capital, directly or indirectly owned or controlled by him. During this lock-up period, Dr. Han will not sell, transfer, pledge, or otherwise dispose of any of such securities, subject to customary exceptions.
(2)	Represents (i) 13,564,823 Class B ordinary shares and 11,129,666 Class A ordinary shares held by Humber Partners Limited, (ii) 10 Class B ordinary shares and 16,000,000 Class A ordinary shares held by Yanli Holdings Limited, and (iii) an aggregate of 10,513,974 Class A ordinary shares issuable to Dr. Yan Li upon the exercise of options that are exercisable or subject to accelerated vesting within 60 days of the date of this annual report. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. The registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 16,573,442 Class A ordinary shares and 4,212,840 Class A ordinary shares issuable to Dr. Hua Zhong upon the exercise of options that are exercisable within 60 days of the date of this annual report.
(4)	Represents Class A ordinary shares issuable to Ms. Jennifer Xuan Li upon the exercise of options that are exercisable, or the settlement of restricted share units within 60 days of the date of this annual report.
(5)	Represents Class A ordinary shares issuable to Dr. Qingxiong Yang upon the exercise of options that are exercisable within 60 days of the date of this annual report.
(6)	Mr. Futakawa was appointed as a Director in April 2026.
(7)	Represents Class A ordinary shares issuable to Ms. Huiping Yan upon the settlement of restricted share units that will be vested within 60 days of the date of this annual report.
(8)	Represents Class A ordinary shares issuable to Mr. David Tong Zhang upon the exercise of options that are exercisable within 60 days of the date of this annual report.
(9)	Represents (a) 43,703,108 Class A ordinary shares and (b) 69,396,498 Class A ordinary shares issuable upon the exercise of options or the settlement of restricted share units that are exercisable or settleable, as applicable, within 60 days of the date of this annual report.
(10)	This information is based on the information reported on the Schedule 13G/A filed by the Yutong entities (as defined below) on February 13, 2026. Represents (i) 25,868,845 Class A ordinary shares (25,868,844 of which are represented by 8,622,948 ADSs) held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership), or Zhengzhou Xufeng; and (ii) 39,790,747 Class A ordinary shares (39,790,746 of which are represented by 13,263,582 ADSs) held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng. We refer to Zhengzhou Xufeng and Beijing Xufeng collectively as Yutong entities in this annual report. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd., which, in turn, is controlled by seven individuals, namely Yuxiang Tang, Jianwei Cao, Xinlei Lu, Yiguo Zhang, Bo Yang, Baofeng Zhang and Lei Wang. Each of these individuals disclaims beneficial ownership of the shares of the issuer owned by the Yutong entities. The registered address of Zhengzhou Yutong Group Co., Ltd. is No. 8, Changchun Road, High-Tech Industrial Development Zone, Zhengzhou City, China. The registered address of each of Zhengzhou Xuxin Industrial Co., Ltd. and Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.

(11)	This information is based on the information reported on the Schedule 13G filed by the Qiming entities (as defined below) on February 10, 2025. Represents (i) 47,787,195 Class A ordinary shares held by Qiming Venture Partners V, L.P.; (ii) 1,482,675 Class A ordinary shares held by Qiming Managing Directors Fund V, L.P., (iii) 13,471,028 Class A ordinary shares held by Qiming Venture Partners VII, L.P., and (iv) 124,144 Class A ordinary shares held by Qiming VII Strategic Investors Fund, L.P.. We refer to Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. together as Qiming Entities in this annual report.

The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. in the company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Grace Lee and Holan Lam. Messrs. Duane Kuang, Gary Rieschel, Grace Lee and Holan Lam disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Grace Lee and Holan Lam. Messrs. Duane Kuang, Gary Rieschel, Grace Lee and Holan Lam disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(12)	Represents (i) 34,573,269 Class A ordinary shares directly owned by Alliance Ventures B.V., (ii) 10,616,604 Class A ordinary shares beneficially owned by Renault s.a.s., and Renault S.A., and (iii) 18,490,206 Class A ordinary shares beneficially owned by Nissan Motor Co., Ltd., as reported on the Schedule 13D/A filed by Alliance Ventures B.V., Renault s.a.s., Renault S.A. and Nissan Motor Co., Ltd. on October 29, 2025. Alliance Ventures B.V. has three shareholders: Renault s.a.s., Nissan Motor Co., Ltd. and Mitsubishi Motors Corp. Renault s.a.s. is wholly owned by Renault S.A., which is in turn owned by French state, Nissan Finance Co., Ltd. and certain minority shareholders. Nissan Motor Co., Ltd. is owned by Renault S.A. and certain minority shareholders. Mitsubishi Motors Corp. is owned by Mitsubishi Corporation, Nissan Motor Co., Ltd. and certain minority shareholders. Renault S.A., Nissan Motor Co., Ltd., Mitsubishi Corporation, and Mitsubishi Motors Corporation are public companies. The registered address of Alliance Ventures B.V. is Boeingavenue 275, 1119PD Schiphol-Rijk, the Netherlands.
(13)	This information is based on the information reported on the Schedule 13G filed by Uber Technologies, Inc on March 30, 2026. Represents 23,038,300 Class A ordinary shares and 33,579,966 Class A ordinary shares represented by 11,193,322 ADSs held by SMB Holding Corporation, a wholly-owned subsidiary of Uber Technologies, Inc., a publicly traded company. The registered address of Uber Technologies, Inc. is 1725 3rd Street, San Francisco, California, USA 94158.

To our knowledge, as of the date of this annual report, an aggregate of 146,825,592 Class A ordinary shares (representing approximately 15.4% of our total outstanding Class A ordinary shares) was held by Deutsche Bank Trust Company Americas, the depositary for our ADS program. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

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

Commerce & Finance Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Private Placements Concurrent with U.S. IPO

Concurrently with the completion of our U.S. IPO, certain existing shareholders (and their affiliates) purchased Class A ordinary shares from us through a private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act., including (i) US$97 million by Alliance Ventures B.V., or Alliance Ventures, the venture capital fund of the Renault Nissan Mitsubishi Alliance, and (ii) US$20 million by Guangqizhixing Holdings Limited and Gac Capital International Ltd. The concurrent private placements were each at a price per share equal to our U.S. IPO price adjusted to reflect the ADS-to-Class A ordinary share ratio. Pre-IPO shareholders holding at least 95% of our total outstanding share capital have agreed with the underwriters in our U.S. IPO not to, directly or indirectly, sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days (or 12 months for Guangqizhixing Holdings Limited for the ordinary shares subscribed in the concurrent private placement) after October 24, 2024, the date of the prospectus used in our U.S. IPO, without the prior written consent of the representatives of the underwriters of our U.S. IPO, subject to certain exceptions.

Transactions with Yutong

Transactions with Yutong Bus Co., Ltd. For the years ended December 31, 2023 and 2024, we sold goods to Yutong Bus Co., Ltd., an affiliate of our shareholder, the Yutong entities, with an aggregate amount of RMB5.7 million and nil, respectively. For the years ended December 31, 2023 and 2024, we also provided services to Yutong Bus Co., Ltd. with an aggregate consideration of RMB23.4 million and RMB13.8 million, respectively. For the years ended December 31, 2023 and 2024, we purchased goods from Yutong Bus Co., Ltd. with an aggregate amount of RMB18.4 million and RMB71.0 million, respectively.

Transactions with Zhengzhou Yutong Heavy Industries Co., Ltd. For the years ended December 31, 2023 and 2024, we purchased goods from Zhengzhou Yutong Heavy Industries Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of nil and RMB3.0 million, respectively. For the year ended December 31, 2024, we provided services to Zhengzhou Yutong Heavy Industries Co., Ltd. with an aggregate amount of RMB189 thousand.

Transactions with Ourland Environmental Technical Ltd. For the years ended December 31, 2023 and 2024, we provided services to Ourland Environmental Technical Ltd. with an aggregate amount of nil and RMB11.1 million, respectively. Additionally, for the years ended December 31, 2023 and 2024, we purchased goods from Ourland Environmental Technical Ltd. in an aggregate amount of nil, RMB0.8 million (US$0.1 million), respectively.

The Yutong entities were not considered a related party for the year ended December 31, 2025.

Transactions with Alliance

For the years ended December 31 2023, 2024 and 2025, we provided services to Alliance Automotive R&D (Shanghai) Co., Ltd., an affiliate of our shareholder, Alliance Ventures B.V., with an aggregate amount of RMB9.2 million, RMB7.9 million and RMB60.8 thousand (US$8.7 thousand), respectively. For the years ended December 31 2023, 2024 and 2025, we sold goods to Alliance Automotive R&D (Shanghai) Co., Ltd. with an aggregate amount of RMB4.5 million, RMB2.8 million and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, we provided services to Nissan Mobility Service Co., Ltd with an aggregate amount of RMB5.7 million, RMB7.1 million and RMB7.6 million (US$1.1 million), respectively.

Transactions with Guangzhou Yuji

Guangzhou Yuji is an enterprise in which a substantial interest in the voting power is owned by Mr. Ming Han, a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. Neither Dr. Tony Xu Han nor our company holds any economic or voting interest in Guangzhou Yuji. Guangzhou Yuji is not a shareholder of ours. None of the directors or officers of Guangzhou Yuji is a director or officer of ours, and none of our directors or officers is a director or officer of Guangzhou Yuji. For the years ended December 31, 2023, 2024 and 2025, Guangzhou Yuji provided surveying and mapping services to our company in the amount of RMB111.5 million, RMB90.1 million and RMB66.8 million (US$9.6 million), respectively. For the years ended December 31, 2023, 2024 and 2025, we provided services to Guangzhou Yuji in the amount of nil, RMB528 thousand and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, we had payments made on behalf of customers to Guangzhou Yuji in the amount of RMB34.8 million, RMB65.2 million and RMB2.7 million (US$0.4 million), respectively. For the years ended December 31, 2023, 2024 and 2025, we disposed property and equipment to Guangzhou Yuji in the amount of nil, nil and 1.4 million (US$0.2 million), respectively.

Key Management Personnel

As of June 30, 2024, we recorded other receivables from a key management personnel of RMB1.4 million (US$0.2 million), and there were no such transactions for the years ended December 31, 2022 and 2023. We fully collected the receivables in the latter half of 2024.

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

B.SIGNIFICANT CHANGES

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.OFFERING AND LISTING DETAILS

See “—C. Markets.”

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

Our ADSs, each representing three of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market under the symbol “WRD” since October 25, 2024.

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since November 6, 2025 under the stock code “0800.”

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our currently effective ninth amended and restated memorandum and articles of association, as well as the Companies Act (as revised) insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting and a super-majority resolution requires the affirmative vote of no less than three-fourths of the votes attaching to the outstanding ordinary shares cast at a meeting. Ordinary resolutions, special resolutions and super-majority resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name, while a super-majority resolution will be required to make changes to our memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall in each financial year hold a general meeting as our annual general meeting within six months of the end of such financial year in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors or by the chairman of the board of directors. Advance notice of at least twenty-one days is required for the convening of our annual general shareholders’ meeting and fourteen days for any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than ten percent of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 60 days in any year as our board may determine.

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

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected, the offeror may, within a two-month period commencing after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

C.MATERIAL CONTRACTS

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report on Form 20-F.

D.EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E.TAXATION

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or Class A ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the IRS and such other authorities as we have considered relevant. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. Any such change or differing interpretation could alter the tax consequences described herein. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge the tax considerations described herein or that a court will not sustain such a challenge.

This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address the U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A ordinary shares or ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks;

●financial institutions;
●	insurance companies;
●	pension or retirement plans;
●	broker dealers;
●	persons that elect to mark their securities to market;
●	tax-exempt entities;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	governments or agencies or instrumentalities thereof;
●	persons holding the ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	persons that directly, indirectly or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;
●	persons whose functional currency is other than the U.S. dollar;
●	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or in connection with services; or
●	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes or investors in such entities.

This discussion is for general informational purposes and is not intended as tax advice. U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of ADSs or Class A ordinary shares.

General

The discussion below of the U.S. federal income tax considerations will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of the ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) that is created in, or organized under the laws of the United States, any State thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (i) is subject to the supervision of a court within the United States and one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code has or have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or Class A ordinary shares, or of persons who hold the ADSs or Class A ordinary shares through such entities. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares or ADSs and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares or ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our ordinary shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares.

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

Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of the distribution as a dividend for U.S. federal income tax purposes. Dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes, including PRC tax withheld.

With respect to individuals and certain other non-corporate holders, dividends paid on our ADSs or Class A ordinary shares may be subject to reduced rates of taxation provided that (1) our ADSs or Class A ordinary shares on which the dividends are readily tradeable on an established securities market in the United States, or otherwise, in the event we are deemed to be a mainland China “resident enterprise” under the PRC tax law, we are eligible for the benefit of the income tax treaty between the United States and the PRC, or the Treaty, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. Because our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq Global Select Market and will accordingly be considered to be readily tradable on an established securities market in the United States, and we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025 and we do not expect to be a PFIC in the foreseeable future, although there can be no assurance in this regard, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Based on existing guidance, it is unclear whether our Class A ordinary shares will be considered readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying Class A ordinary shares, will be listed on a securities market in the United States.

In the event that we are deemed to be a mainland China resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares or ADSs would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we likely were not a PFIC for the year ending December 31, 2025. However, our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ADSs or Class A ordinary shares, which may be volatile) from time to time. Furthermore, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other intangibles, each of which may increase the likelihood of us becoming a PFIC for the current or subsequent taxable years. Accordingly, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurance regarding our PFIC status for the past, current or future taxable years. Our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. Each U.S. Holder is strongly urged to consult its tax advisor regarding our PFIC status and any available elections to mitigate such tax consequences.

The discussion above under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not currently and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold the ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold the ADSs or the Class A ordinary shares you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain would be allocated ratably over your holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, would be treated as ordinary income; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury Regulations. A “qualified exchange or other market” includes a national securities exchange that is registered with the SEC, such as the Nasdaq Stock Market, or a foreign securities exchange that satisfies certain requirements. Our Class A ordinary shares or ADSs are expected to be marketable stock as long as the Class A ordinary shares or ADSs, respectively, are and remain regularly traded on a qualified exchange or other market.

Consequently, assuming that the ADSs and Class A ordinary shares are regularly traded, if you are a holder of ADSs or Class A ordinary shares, it is expected that the mark-to-market election would be available to you were we to become a PFIC. If you make a valid mark-to-market election for the ADSs or Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or Class A ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares in a year in which we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Class A ordinary shares. Your basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Backup withholding will not apply, however, to (i) U.S. Holders that are corporations or other exempt recipients and properly establish their exempt status or (ii) U.S. Holders that provide a correct taxpayer identification number and other required information on IRS Form W-9 establishing that such U.S. Holders are not subject to backup withholding.

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

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or Class A ordinary shares as is necessary to identify the class or issue of which the ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE OWNERSHIP, AND DISPOSITION OF OUR ADSs OR CLASS A ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website ir.weride.ai. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2025, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F. The information contained is not incorporated by reference into and should not be considered a part of this annual report.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a currency other than the respective functional currencies of our companies. Foreign exchange rate risks exist primarily for the U.S. dollar.

As of December 31, 2025, we had cash and cash equivalents denominated in U.S. dollar amounting to US$207.0 million, trade receivables in U.S. dollar amounting to US$9.4 million and intercompany payables in U.S. dollar amounting to US$146.0 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of RMB49.2 million in our loss for the year and cumulative losses. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of RMB49.2 million in our loss for the year and cumulative losses. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●

 To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we received reimbursement of approximately US$83 thousands from the depositary.

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include the following:

●	Accounting and Financial Reporting Council (AFRC) transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is 0.0042% for each trade;

●	brokerage commission, which is freely negotiable with brokers (other than brokerage commissions for IPO transactions which are currently set at 1.0% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	our Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the listing rules of the Hong Kong Stock Exchange), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her/its Class A ordinary shares in his/her/its stock account or in his/her/its designated HKSCC Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of HKSCC and the HKSCC Operational Procedures in effect from time to time. The term “CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, or HKSCC, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited. For an investor who holds physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her/its broker or custodian before the settlement date.

An investor may arrange with his/her/its broker or custodian on a settlement date in respect of his/her/its trades executed on the Hong Kong Stock Exchange. Under the listing rules of the Hong Kong Stock Exchange and the General Rules of HKSCC and the HKSCC Operational Procedures in effect from time to time, the date of settlement must be the second settlement day (a day on which the settlement services of CCASS are open for use by HKSCC Participants) following the trade date (T+2). For trades settled in CCASS, the General Rules of HKSCC and the HKSCC Operational Procedures in effect from time to time provide that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Conversion Between Class A Ordinary Shares Traded in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our principal share registrar, International Corporation Services Ltd. All Class A ordinary shares offered in connection with the Hong Kong Listing are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to exchange those Class A ordinary shares for ADSs, and vice versa.

Converting Class A Ordinary Shares Traded in Hong Kong to ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and intends to convert them to ADSs to trade on Nasdaq must deposit or have his/her/its broker deposit the Class A ordinary shares with Deutsche Bank AG, Hong Kong Branch, or the Custodian, in exchange for ADSs. A deposit of Class A ordinary shares traded in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited within CCASS, the investor must transfer such Class A ordinary shares to the depositary’s account with the Custodian within CCASS by following the CCASS procedures for transfer and deliver to the Custodian instructions for the issuance and delivery of the corresponding ADSs.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit the Class A ordinary shares into CCASS for delivery to the depositary’s account with the Custodian within CCASS and must deliver to the Custodian instructions for the issuance and delivery of the corresponding ADSs.

●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the Deposit Agreement, the depositary will issue the corresponding number of ADSs and will deliver the ADSs as instructed by the depositary party.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally take two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days or more to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the ADSs issuance procedures are completed.

Converting ADSs to Class A Ordinary Shares Traded in Hong Kong

An investor who holds ADSs and intends to convert them to Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw the underlying Class A ordinary shares from our ADS program and cause his/her/its broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor who holds ADSs indirectly through a broker or other financial institution should follow the procedures of the broker or other financial institution and instruct the broker or other financial institution to arrange for cancelation of the ADSs and withdrawal of the underlying Class A ordinary shares from the depositary’s account with the Custodian within CCASS to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs to the depositary (and the applicable ADR(s) if the ADSs are held in certificated form) and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the Deposit Agreement, the depositary will cancel the ADSs and instruct the Custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by the investor.
●	If the investor prefers to receive Class A ordinary shares outside CCASS, he/she/it must receive Class A ordinary shares in CCASS first and then arrange for withdrawal of the Class A ordinary shares from CCASS. The investor can then obtain a transfer form signed by HKSCC Nominees (as the transferor) and register Class A ordinary shares in its own name with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally take two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days or more to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from our ADS program directly into CCASS. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the Deposit Agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that our Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders.

Use of Proceeds

Initial Public Offering

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

For the period from October 24, 2024, the date that the Form F-1 was declared effective by the SEC, to December 31, 2025, we used US$68.3 million of the net proceeds from our initial public offering. This includes (i) US$45.0 million for research and development of autonomous driving technologies, products and services, (ii) US$2.5 million for commercialization and operation of our autonomous driving fleets, as well as marketing activities to expand into more markets, (iii) US$2.5 million to support our capital expenditures, including purchase of testing vehicles, research and development facilities and administrative expenses, and (iv) US$11.6 million for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 registration statement. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the Form F-1 registration statement.

Global Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3 (File No. 333-291214) filed on November 3, 2025 and prospectus supplements dated as of November 3, 2025, relating to our Global Offering in connection with the Hong Kong Listing, which closed on November 6, 2025. We offered and sold 88,250,000 Class A ordinary shares at an offering price of HK$27.10 per Class A ordinary share. China International Capital Corporation Hong Kong Securities Limited, Morgan Stanley Asia Limited and J.P. Morgan Securities (Asia Pacific) Limited were the representatives of the international underwriters of the Global Offering.

We received net proceeds of HK$2,318.0 million from the Global Offering, after deducting the underwriting fees and commissions. Our expenses incurred and paid to others in connection with the issuance and distribution of the Class A ordinary shares in our offering totaled US$73.5 million, which included HK$71.7 million for underwriting discounts and commissions and HK$1.8 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 3, 2025, the date that the shelf registration statement on Form F-3 was automatically effective, to December 31, 2025, we did not use any of the net proceeds received from the Global Offering. We intend to use the net proceeds from the Global Offering for the purposes as disclosed in the applicable prospectus supplement.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Remediation of Previously Identified Material Weakness

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we lacked sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. As of December 31, 2025, we determined the material weakness described above has been remediated as management has completed the design and implementation of controls over financial reporting, including but not limited to (i) hired additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS and SEC reporting; (ii) organized regular trainings for our accounting staffs, especially trainings related to IFRS and SEC reporting requirements; (iii) improved our periodic closing process, related financial reporting and disclosure procedures, especially for non-recurring and complex transactions to ensure that the consolidated financial statements and related disclosures are in compliance with IFRS and SEC reporting requirements.  However, we cannot ensure that the measures we have taken to date, and actions we may take in the future, will prevent or avoid potential future material weaknesses due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We previously identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

WeRide Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited WeRide Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2025, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 23, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Huazhen LLP

Beijing, China

April 23, 2026

Changes in Internal Control over Financial Reporting

Other than the design and implementation of the controls necessary to remediate the previously identified material weakness, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Huiping Yan, an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule10A-3 under the Securities Exchange Act of 1934) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all of the directors, officers, employees and consultants. We have posted a copy of the Code of Conduct on our website at http://ir.weride.ai. The board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for directors, officers, employees and consultants. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any director or executive officer, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the nature of the amendment or waiver on our website.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025
	RMB	RMB

	(in thousands)
Audit fees(1)	8,630	15,895
Audit-related fees(2)		434
Tax fees(2)	309	1,057

Notes:

(1)	“Audit fees” means the aggregate fees billed or payable for the years listed above for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including the audit fee relating to our Global Offering in connection with the listing on the Hong Kong Stock Exchange in 2025.
(2)	“Audit-related fees” represents the aggregate fees billed for internal control review services by our principal accounting firm related to our Global Offering in connection with the listing on the Hong Kong Stock Exchange rendered in 2025.
(3)	“Tax fees” means the aggregate fees billed for the services rendered by our principal accounting firm for tax compliance and advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On March 23, 2026, our board of directors authorized a share repurchase program, effective as of March 23, 2026, under which we may repurchase up to US$100 million of our Class A ordinary shares (including in the form of ADSs) over the next 12 months, subject to the scope and limit of the repurchase mandate granted by our shareholders on March 13, 2026 and the approval of a similar repurchase mandate to be put forward to shareholders at our upcoming 2026 annual general meeting.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the implementation of the share repurchase program periodically and may modify, suspend or terminate the share repurchase program as it shall deem necessary or desirable. We expect to fund the repurchases out of our existing cash balance. Shareholders and prospective investors of the Company should note that there is no assurance of the timing, quantity or price of any share repurchase.

During 2025, there was no share repurchase by our company.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. We have elected to follow the corporate governance practices of our home country. Currently, our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and nomination committee are independent directors. As a result of our choice to follow home country practice in those matters, our shareholders may be afforded less protection than they otherwise would be afforded under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance listing standard.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.CYBERSECURITY

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of WeRide Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description
1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on March 13, 2026) (File No. 001-42213)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

2.3

Deposit Agreement among the Registrant, the depositary and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder dated October 24, 2024 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F of the Registrant (File No. 001-42213) filed with the SEC on March 25, 2025)

2.4*	Description of Securities
4.1+

Amended and Restated 2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.2+

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.3+

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.4†

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

Exhibit Number	Description
4.8†

Goods Purchase Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated July 31, 2023 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.9†

Cooperation Agreement between Bosch Automotive Products (Suzhou) Co., Ltd. and WFOE, dated May 24, 2022 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.10†

Agreement on Subsequent Collaboration by and among Robert Bosch GmbH, Bosch Automotive Products (Suzhou) Co., Ltd., the Registrant and other parties thereto, dated July 23, 2024 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.11†

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

4.14†

Co-operation Agreement between the Registrant and Renault s.a.s., dated July 17, 2024 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

4.15†

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

4.21†*	Equity Commitment Letter between the Registrant and Uber Technologies, Inc., dated May 5, 2025

Exhibit Number	Description
4.22+	WeRide Inc. 2026 Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 filed with the SEC on March 23, 2026 (File No.333-294551))
8.1	Principal Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F of the Registrant (File No. 001-42213) filed with the SEC on March 25, 2025)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on July 26, 2024 (File No. 333-281054))

11.2

Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the SEC on March 25, 2025 (File No. 001-42213))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Commerce & Finance Offices
15.2*	Consent of Travers Thorp Alberga
15.3*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed with the SEC on March 25, 2025 (File No. 001-42213))
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
+	Indicates management contract or compensatory plan.
†

Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The registrant hereby undertakes to furnish an unredacted copy of the agreement and supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WeRide Inc.

By:	/s/ Tony Xu Han
	Name:	Tony Xu Han
	Title:	Chairman and Chief Executive Officer

Date: April 23, 2026

WERIDE INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
WeRide Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of WeRide Inc. and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of sufficiency of audit evidence on revenue

As discussed in Notes 2(x) and 5 to the consolidated financial statements, the Company recorded RMB684,587 thousand in revenue for the year ended December 31, 2025. Revenue is derived from a number of revenue streams and the Company’s processes to record revenue differ for each of these revenue streams.

We identified the evaluation of sufficiency of audit evidence on revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required auditor judgment due to the number of revenue streams and separate processes to account for and recognize revenue. This included determining the nature and extent of audit evidence obtained on each revenue stream.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed on each revenue stream.

●	We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition.
●	We inspected, on a sample basis, contracts with customers to identify terms and conditions and assessed the appropriateness of the Company’s revenue recognition.
●	We evaluated the timing and amount of revenue recognized on a sample basis, by inspecting the underlying support, including i) contracts and product acceptance notes signed by customers for product revenue, ii) contracts and acceptance notes signed by customers or confirmations from customers for service revenue.
●	We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing, China

April 23, 2026

Consolidated Statements of Profit or Loss

(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB10,218, RMB2,840 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)		54,190	87,710	359,843
Service revenue (including service revenue from related parties of RMB38,288, RMB29,397 and RMB7,632 for the years ended December 31, 2023, 2024 and 2025, respectively)		347,654	273,424	324,744
Total revenue	5	401,844	361,134	684,587
Cost of revenue
Cost of goods sold (including cost of goods sold from related parties of RMB10,788, RMB9,119 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)		(34,138)	(71,716)	(253,530)
Cost of services (including cost of services from a related party of RMB50,743, RMB21,133 and RMB3,200 for the years ended December 31, 2023, 2024 and 2025, respectively)		(184,230)	(178,703)	(224,235)
Total cost of revenue	7	(218,368)	(250,419)	(477,765)
Gross profit		183,476	110,715	206,822
Other net income	6	15,750	16,491	4,912
Research and development expenses (including research and development expenses from a related party of RMB60,789, RMB68,922 and RMB63,605 for the years ended December 31, 2023, 2024 and 2025, respectively)	7	(1,058,395)	(1,091,357)	(1,372,191)
Administrative expenses	7	(625,369)	(1,138,802)	(596,060)
Selling expenses	7	(41,447)	(53,566)	(73,628)
Impairment loss on receivables and contract assets (including provision of impairment loss of RMB1,292 and RMB160 for the years ended December 31, 2023 and 2024, respectively, and reversal of impairment loss of RMB335 on receivables from related parties for the year ended December 31, 2025)	31(a)	(40,217)	(28,664)	(16,625)
Operating loss		(1,566,202)	(2,185,183)	(1,846,770)
Net foreign exchange gain/(loss)		7,052	27,880	(9,031)
Interest income		132,042	176,902	172,307
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	31(e)	42,960	(61,834)	41,822
Other finance costs	8	(3,490)	(3,451)	(9,128)
Fair value changes of financial liabilities measured at FVTPL	27	(4,549)	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	23(a)(b)	(554,048)	(465,254)	—
Loss before taxation		(1,946,235)	(2,510,940)	(1,650,800)
Income tax	9(a)	(2,866)	(5,868)	(4,100)
Loss for the year		(1,949,101)	(2,516,808)	(1,654,900)
Loss attributable to shareholders of the Company		(1,949,101)	(2,516,808)	(1,654,900)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	10(a)(ii)	(16.86)	(8.54)	(1.79)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,949,101)	(2,516,808)	(1,654,900)
Other comprehensive income for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations		(73,323)	38,364	(122,030)
Other comprehensive income for the year		(73,323)	38,364	(122,030)
Total comprehensive income for the year		(2,022,424)	(2,478,444)	(1,776,930)
Total comprehensive income attributable to shareholders of the Company		(2,022,424)	(2,478,444)	(1,776,930)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

(Expressed in thousands of RMB)

	Note	As of December 31,
		2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	11	178,179	378,769
Right-of-use assets	12	73,564	65,870
Intangible assets	13	21,664	17,966
Goodwill	14	44,758	44,758
Restricted cash–non-current	15	9,669	6,487
Deferred tax assets	9(b)	997	—
Financial assets at FVTPL–non-current	20	56,919	188,083
Other non-current assets	19	20,025	23,668
		405,775	725,601
Current assets
Inventories	16	204,705	321,021
Contract assets	17(a)	28,005	23,305
Trade receivables	18	252,607	462,135
Prepayments and other receivables	18	197,652	269,986
Prepayments to and amounts due from related parties	34(d)	26,618	9,010
Financial assets at FVTPL–current	20	1,685,146	144,252
Time deposits	21(a)	620,148	301,401
Cash and cash equivalents	21(a)	4,268,300	6,666,304
Restricted cash–current	15	4,814	12,910
		7,287,995	8,210,324
Total assets		7,693,770	8,935,925
EQUITY
Class A ordinary shares	29(a)	54	69
Class B ordinary shares	29(a)	4	4
Share premium		12,750,598	14,962,531
Reserves	29(b)	2,946,715	3,223,822
Accumulated losses		(8,631,352)	(10,286,252)
Total equity		7,066,019	7,900,174

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position (continued)

(Expressed in thousands of RMB)

	Note	As of December 31,
		2024	2025
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities–non-current	22	26,059	23,241
Long-term bank loan	28	50,040	—
Deferred tax liabilities	9(b)	4,486	3,489
Other non-current liabilities	25	4,677	7,720
		85,262	34,450
Current liabilities
Short-term bank loans	28	30,019	324,263
Trade payables	26	20,713	163,000
Other payables, deposits received and accrued expenses	26	397,755	408,357
Contract liabilities	17(b)	4,476	28,512
Lease liabilities–current	22	36,900	31,920
Amounts due to related parties	34(d)	9,450	1,949
Put option liabilities	24	41,099	43,300
Income taxes payable		2,077	—
		542,489	1,001,301
Net current assets		6,745,506	7,209,023
Total liabilities		627,751	1,035,751
Total equity and liabilities		7,693,770	8,935,925

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in thousands of RMB)

			Series	Series
			Seed-1	Seed-2	Series A		Share-based
		Ordinary	Preferred	Preferred	Preferred	Share	compensation	Translation	Other	Accumulated	Treasury	Total
	Note	shares	Shares	Shares	Shares	premium	reserve	reserve	reserves	losses	shares	deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2023		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)
Changes in equity for 2023
Loss for the year		—	—	—	—	—	—	—	—	(1,949,101)	—	(1,949,101)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(73,323)	—	—	—	(73,323)
Total comprehensive income		—	—	—	—	—	—	(73,323)	—	(1,949,101)	—	(2,022,424)
Share-based compensation expenses	7(i)	—	—	—	—	—	931,784	—	—	—	—	931,784
Exercise of warrants to subscribe for non-redeemable preferred shares	27, 29(a)(iii)	—	—	—	*	31	—	—	111,055	—	—	111,086
Deemed distribution to a preferred shareholder	27	—	—	—	—	—	—	—	—	(32,767)	—	(32,767)
Issuance of ordinary shares	29(a)(iii)	—	—	—	—	42,519	—	—	—	—	—	42,519
		—	—	—	—	42,550	931,784	—	111,055	(32,767)	—	1,052,622
Balance as of December 31, 2023		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in thousands of RMB)

					Series	Series
		Class A	Class B		Seed-1	Seed-2	Series A		Share-based
		ordinary	ordinary	Ordinary	Preferred	Preferred	Preferred	Share	compensation	Translation	Other	Accumulated	Treasury	Total
	Note	shares	shares	shares	Shares	Shares	Shares	premium	reserve	reserve	reserves	losses	shares	(deficit)/equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2024		—	—	8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)
Changes in equity for 2024
Loss for the year		—	—	—	—	—	—	—	—	—	—	(2,516,808)	—	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	—	—	38,364	—	—	—	38,364
Total comprehensive income		—	—	—	—	—	—	—	—	38,364	—	(2,516,808)	—	(2,478,444)
Share-based compensation expenses	7(i)	—	—	—	—	—	—	—	1,187,867	—	—	—	—	1,187,867
Issuance of ordinary shares to settle vested restricted share units (“RSUs”)	29(a)(iv)	—	—	6	—	—	—	(6)	—	—	—	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	34(c)	—	—	—	—	—	—	—	(394,195)	—	—	—	—	(394,195)
Bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	29(a)(v)	—	—	1	—	—	—	—	—	—	—	—	—	1
Cancellation of other financial instruments issued to an investor	21(e)(vi)	—	—	—	—	—	—	—	—	—	4,528	—	—	4,528
Cancellation of treasury shares	29(c)	(1)	—	—	—	—	—	(151,667)	—	—	—	—	151,668	—
Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option, net of commissions and other listing expenses	29(a)(vii)	6	—	—	—	—	—	3,149,258	—	—	—	—	—	3,149,264
Re-designation before the completion of the IPO	29(a)(vi)	11	4	(15)	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares into Class A and Class B ordinary shares	29(a)(viii)	38	*	—	(5)	(4)	(6)	8,648,893	—	—	—	—	—	8,648,916
		54	4	(8)	(5)	(4)	(6)	11,646,478	793,672	—	4,528	—	151,668	12,596,381
Balance as of December 31, 2024		54	4	—	—	—	—	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	—	7,066,019
*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in thousands of RMB)

		Class A	Class B		Share-based
		ordinary	ordinary	Share	compensation	Translation	Other	Accumulated	Total
	Note	shares	shares	premium	reserve	reserve	reserves	losses	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))
Balance as of January 1, 2025		54	4	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	7,066,019
Changes in equity for 2025
Loss for the year		—	—	—	—	—	—	(1,654,900)	(1,654,900)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(122,030)	—	—	(122,030)
Total comprehensive income		—	—	—	—	(122,030)	—	(1,654,900)	(1,776,930)
Share-based compensation expenses	7(i)	—	—	—	449,983	—	—	—	449,983
Issuance of Class A ordinary shares to settle vested RSUs	29(a)(ix)	3	—	(3)	—	—	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	29(a)(ix)	—	—	—	(50,846)	—	—	—	(50,846)
Issuance of Class A ordinary shares for exercise of share options	29(a)(x) 21(e)(x) 21(e)(xi)	1	—	103,437	—	—	—	—	103,438
Class A ordinary shares issued to depositary bank	29(a)(xi)	5	—	(5)	—	—	—	—	—
Issuance of ordinary shares relating to Global Offering, net of commissions and other listing expense	29(a)(xii)	6	—	2,108,504	—	—	—	—	2,108,510
Surrender of Class A ordinary shares	29(a)(xiii)	*	—	*	—	—	—	—	—
		15	—	2,211,933	399,137	—	—	—	2,611,085
Balance as of December 31, 2025		69	4	14,962,531	2,523,287	(318,313)	1,018,848	(10,286,252)	7,900,174
*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of RMB)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Operating activities
Cash used in operations	21(b)	(472,024)	(589,804)	(1,317,634)
Income tax paid		(2,866)	(3,791)	(4,100)
Net cash used in operating activities		(474,890)	(593,595)	(1,321,734)
Investing activities
Payments for purchase of property and equipment		(36,650)	(84,004)	(247,598)
Payments for purchase of intangible assets		(304)	(1,504)	(848)
Proceeds from disposal of property, equipment and intangible assets		1,903	1,060	1,444
Purchase of time deposits		(2,915,337)	(3,257,020)	(1,089,504)
Proceeds from maturity of time deposits		1,454,366	5,156,836	1,411,560
Payments for purchase of financial assets at FVTPL		(1,965,328)	(1,807,527)	(365,034)
Proceeds from sales of financial assets at FVTPL	31(e)	2,925,265	324,791	1,777,236
Payment for loans to employees	18	(10,859)	(14,236)	(357)
Proceeds from collection of loans to employees	18	—	7,109	18,982
Net cash (used in)/generated from investing activities		(546,944)	325,505	1,505,881
Financing activities
Proceeds from issuance of ordinary shares	29(a)	42,519	1	—
Proceeds from issuance of non-redeemable preferred shares	29(a)	31	—	—
Proceeds from initial public offering and exercise of the over-allotment option, net of commissions		—	3,170,810	—
Proceeds from Global Offering, net of commissions		—	—	2,111,642
Proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights	21(c)	485,262	—	—
Payment of capital element of lease liabilities	21(c)	(38,163)	(44,976)	(46,629)
Payment of interest element of lease liabilities	21(c)	(2,853)	(2,276)	(2,745)
Payment of listing expenses		(720)	(4,342)	(12,452)
Repayment of subscription price for the financial instruments subject to redemption and other preferential rights	23(a)	(39,122)	—	—
Proceeds from receipts of subscription price for the convertible redeemable preferred shares	23(a)	—	19,319	—
Proceeds from issuance of Class A ordinary shares for exercise of share options	29(a)(x)	—	—	57,452
Payment of withholding tax arising from the settlement of vested RSUs	34(c) 29(a)(ix)	—	(394,195)	(50,846)
Proceeds from bank loans	21(c)	—	80,000	332,408
Repayment of bank loans	21(c)	—	—	(88,323)
Payment of interest of bank loans	21(c)	—	(466)	(4,063)
Advances to a management personnel		—	(1,425)	—
Proceeds from collection of the advances to a management personnel		—	1,425	—
Net cash generated from financing activities		446,954	2,823,875	2,296,444
Net (decrease)/increase in cash and cash equivalents		(574,880)	2,555,785	2,480,591
Cash and cash equivalents as of January 1	21(a)	2,233,691	1,661,152	4,268,300
Effect of foreign exchange rate changes		2,341	51,363	(82,587)
Cash and cash equivalents as of December 31	21(a)	1,661,152	4,268,300	6,666,304

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Expressed in thousands of RMB, unless otherwise indicated)

1	General information and basis of presentation
(a)	General information

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

On November 6, 2025, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited (“HKEX”).

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).

(b)	VIE reorganization

Historically, the Company conducted its surveying and mapping in internet mapping service category and held the relevant license through Guangzhou Jingqi Technology Co., Ltd. (“Guangzhou Jingqi” or the former “VIE”) and its subsidiaries prior to March 2023. The Company had control over the former VIE via a series of contractual arrangements (“VIE Arrangements”). The directors of the Company consider that the VIE Arrangements were in compliance with the relevant PRC laws and regulations and were legally binding and enforceable. In March 2023, the Group acquired 100% equity interest of the former VIE and its subsidiaries at the consideration of RMB0.6 million and the previous VIE Arrangements were terminated. Since March 2023, the Company controls the former VIE and its subsidiaries through legal ownership interests and the former VIE and its subsidiaries accounted for as consolidated subsidiaries of the Company.

(c)	Basis of preparation and presentation

The Group has adopted December 31 as its financial year end date. These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards Accounting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorised for issue by the Board of Directors on April 21, 2026. Material accounting policies adopted by the Group are disclosed in Note 2.

The IASB has issued a number of new and revised IFRS Accounting Standards that are first effective or available for early adoption for the annual accounting periods beginning on January 1, 2025. Note 1(d) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the year ended December 31, 2025 reflected in these consolidated financial statements. The new and revised accounting standards and interpretations issued but not yet effective for the accounting period beginning on January 1, 2025 are set out in Note 36.

The consolidated financial statements for the years presented comprise the Company and its subsidiaries.

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

(d)	Changes in accounting policies

The IASB has issued the following amendments to IFRS Accounting Standards that are first effective for the accounting period beginning on January 1, 2025 and the Group has applied these amendments to these consolidated financial statements for the current year:

●	Amendments to IAS 21, Lack of exchangeability

None of these developments have had a material effect on how the Group’s results and financial position for the accounting period beginning on January 1, 2025 have been prepared or presented.

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

Depreciation is calculated to write-off the cost of items of property and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

–Leasehold improvement	Over the shorter of the useful lives of the assets or lease terms of the associated properties
–Machinery	3–5 years
–Motor vehicles	1–6 years
–Office equipment and electronic equipment	3–5 years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

(e)	Leased assets

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

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the resulting asset. Otherwise, it is recognized in profit or loss as incurred. Capitalized development expenditure is subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

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

The estimated useful lives for the current and comparative periods are as follows:

–Software	5–10 years
–Patent	8 years

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

Non-equity investments held by the Group are investments in certain wealth management products managed by the banks and certain private fund that do not meet the criteria for being measured at amortized cost or FVOCI (recycling) and are classified into FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Changes in the fair value of the investments are recognized in profit or loss as “fair value changes of financial assets at FVTPL”.

(ii)	Equity investments

An investment in equity interests is classified as financial assets at FVTPL, unless the investment is not held for trading purposes and on initial recognition the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in OCI. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. If such election is made for a particular investment, at the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings and not recycled through profit or loss. Dividends from an investment in equity interests, irrespective of whether classified as at FVTPL or FVOCI, are recognized in profit or loss.

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

The Group’s restricted cash includes secured deposit held in designated bank accounts for the issuance of bank guarantee, the payment of the rentals and credit cards.

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

(ii)	Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese Mainland participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

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

If the Company repurchases vested share-based awards, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the share-based awards repurchased, measured at the repurchase date. Any such excess shall be recognized as an expense.

Where the terms or conditions of a share-based awards granted are modified, as a minimum, an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments arrangement, or is otherwise beneficial to the employee as measured at the date of modification; if a modification reduces the total fair value of the share-based awards granted, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the share-based awards granted (unless those share-based awards are forfeited) as if that modification had not occurred.

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

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

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

Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides the benefits received and consumed simultaneously by the customer;
●	creates or enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

Commencing in 2025, the Group sells customized vehicles manufactured by its OEM partners for its customers based on customers’ specific requirement, which can be upgraded to autonomous driving vehicles by installing the Group’s autonomous driving sensor suites and providing landing deployment requested by customers in the future.

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

(ii)	Autonomous driving related operational and technical support services

The Group provides optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to three years, using a time-elapsed measure of progress.

In some circumstances, the Group also provides autonomous driving related technical support services based on customer’s request. Revenue from the provision of technical support services is recognized over the service period, which generally vary from several months to three years, using a time-elapsed measure of progress.

(iii)	Other technology services

ADAS R&D services

Commencing in 2022, the Group provides customized ADAS R&D services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services for which the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date, is recognized over time. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract. Revenue from the provision of these services for which the Group does not have an enforceable right to payment for performance completed to date, is recognized at point in time when the control of the service is transferred to customers upon acceptance notes signed by the customers.

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

Intelligent data services

Commencing in 2024, the Group provides customized intelligent data services for customers based on their business needs. Revenue from the provision of these services is recognized over time since the customers simultaneously receive and consume the benefits as the Group performs. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using either input method or output method, whichever is appropriate.

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

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States Dollars (“USD”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

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

The results of foreign operations are translated into RMB at the average exchange rates for the period. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

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

(dd)	Related parties

(a)A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.
(b)	An entity is related to the Group if any of the following conditions applies:
(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

Geographic information

The Group’s assets, liabilities, and expenses are substantially located/incurred in the PRC. Disaggregation of revenue from contracts with customers based on the locations of the customers are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Chinese Mainland	378,012	311,770	484,826
Overseas regions	23,832	49,364	199,761
	401,844	361,134	684,587

5	Revenue

The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers, robovans and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.

(i)	Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:
Sales of robotaxis and related services	29,379	47,832	147,993
Sales of other vehicles and related services
- Robobus	94,914	79,688	231,473
- Robosweeper	7,642	55,320	96,083
- Robovan	7,540	13,393	10,493
Other technology services	262,369	164,901	198,545
	401,844	361,134	684,587

Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving related operational and technical support services	85,285	108,523	126,199
Other technology services	262,369	164,901	198,545
Provision of services	347,654	273,424	324,744
Sales of autonomous driving vehicles	54,190	87,710	359,843
	401,844	361,134	684,587
Timing of revenue recognition
Point in time	54,190	87,710	396,431
Over time	347,654	273,424	288,156
	401,844	361,134	684,587

The major customers, which individually contributed more than 10% of total revenue of the Group for the years ended December 31, 2023, 2024 and 2025, are as follows. Details of concentrations of credit risk of the Group are set out in Note 31(a).

	For the year ended December 31,
	2023	2024	2025
Customer A	55%	24%	*
Customer B	—	—	11%
Customer C	—	*	11%
Customer D	*	*	10%
*	represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective year.

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence as of the reporting date

As of December 31, 2023, 2024 and 2025, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB263.8 million, RMB88.3 million and RMB169.6 million, respectively. These amounts represented revenue expected to be recognized in the future from operational services and ADAS research and development services contracts entered into by the customers with the Group. The Group will recognize the expected revenue in future when or as the work is completed, which is expected to occur over the next one to three years.

The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 such that the above information does not include any remaining performance obligations are part of a contract that has an original expected duration of one year or less. The above information also does not include any amount of royalties under an arrangement with a customer as described in Note 2 (x)(ii).

6	Other net income

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Government grants	14,399	14,132	12,556
Net (loss)/gain on disposal of non-current assets	(1,087)	1,013	(3,468)
Others	2,438	1,346	(4,176)
	15,750	16,491	4,912

7	Expenses by nature

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Payroll and employee benefits (Note 7(i))	1,497,459	1,953,723	1,462,351
Cost of inventories (Note 16(b))	34,138	71,716	236,167
Depreciation and amortization (Note 7(ii))	89,610	101,131	166,679
Professional services fee	36,572	80,742	202,138
Service fee from a related party (Note 34)	111,532	90,055	66,805
Outsourcing service fee	43,239	67,438	139,771
Utilities and property management fee	31,978	35,698	48,100
Listing expense relating to the public offering on Nasdaq	10,346	24,622	—
Listing expense relating to the Global Offering	—	1,814	37,028
Others	88,705	107,205	160,605
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	1,943,579	2,534,144	2,519,644
Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	544,968	728,373	950,949
Contributions to defined contribution retirement plan	20,707	37,483	61,419
Share-based compensation expenses (Note 30)	931,784	1,187,867	449,983
	1,497,459	1,953,723	1,462,351
(ii) Depreciation and amortization:
Property and equipment (Note 11)	49,090	58,312	111,356
Right-of-use assets (Note 12)	36,205	38,484	50,779
Intangible assets (Note 13)	4,315	4,335	4,544
	89,610	101,131	166,679

8	Other finance costs

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Interest on bank loans (Note 21(c))	—	525	4,182
Interest on lease liabilities (Note 21(c))	2,853	2,276	2,745
Changes in the carrying amount of put option liabilities (Note 21(c))	637	650	2,201
	3,490	3,451	9,128

9	Income tax
(a)	Taxation in the consolidated statements of profit or loss represents:

The Group provided the current income tax expense of RMB2.9 million, RMB5.9 million and RMB4.1 million for the years ended December 31, 2023, 2024 and 2025, respectively. It represented withholding tax levied at 10% on interest income earned by the Company and its subsidiary in Hong Kong from banks located Chinese Mainland and withholding tax levied at 30% on interest income earned by the Company from banks located the U.S., which are non - PRC or non-U.S. residents according to the relevant rules and regulations of the Chinese Mainland or the U.S..

Reconciliation between tax expense and accounting loss at applicable tax rates:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loss before taxation	(1,946,235)	(2,510,940)	(1,650,800)
Notional tax benefit on loss before taxation, calculated at the rates applicable to losses in the jurisdictions concerned	(292,888)	(438,268)	(425,286)
Tax effect of non-deductible share-based compensation expenses	205,417	230,195	104,076
Tax effect of additional deduction on research and development expenses	(76,498)	(111,813)	(130,825)
Tax effect of preferential income tax rate applicable to subsidiaries	47,479	73,651	69,511
Tax effect of non-taxable interest income	(14,467)	(19,894)	(20,242)
Tax effect of withholding tax on interest income (Note (iii)(vi))	2,826	5,868	4,100
Tax effect of unused tax losses and deductible temporary differences not recognized	130,997	266,129	402,766
Income tax	2,866	5,868	4,100

Notes:

(i)	The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

(ii)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax at the rate of 16.5% of the estimated assessable profit generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first Hong Kong Dollar (“HKD”) 2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. No provision for Hong Kong Profits Tax has been made, as the subsidiary of the Group incorporated in Hong Kong did not have assessable profits which are subject to Hong Kong Profits Tax for the years ended December 31, 2023, 2024 and 2025.

(iii)	the U.S.

Under the United States Internal Revenue Code, the subsidiary of the Group established in the U.S. is subject to a unified Federal CIT rate of 21% and state income and franchise tax of 8.84%.

Interest income derived by the Company from the U.S. is subject to 30% U.S. federal withholding tax.

(iv)	United Arab Emirates (“UAE”)

Under the Federal Decree-Law No. 47 of 2022 of the United Arab Emirates, the subsidiary of the Group established in the UAE is subject to a standard CIT rate of 9%.

(v)	Singapore

Under the Income Tax Act 1947 of Singapore, the subsidiary of the Group established in Singapore is subject to a flat CIT rate of 17%.

(vi)	the PRC

Under the PRC Corporate Income Tax (“CIT”) Law, the subsidiaries of the Group established in the PRC and the former VIE are subject to a unified statutory CIT rate of 25%, unless otherwise specified.

Guangzhou WeRide Tech. Co.,Ltd. and WeRide Robotaxi (Beijing) Tech. Co.,Ltd. had obtained approvals from the tax bureau to be taxed as enterprises with advanced and new technologies for the period from the calendar years from 2022 to 2024 and from 2024 to 2026, respectively, and therefore enjoyed a preferential PRC CIT rate of 15%. Guangzhou Wenyuan has successfully completed the re-certification as a high-tech enterprise and continues to enjoy the preferential tax policies from 2025 to 2027.

Interest income derived by the Company and its subsidiary in Hong Kong from the Chinese Mainland are subject to CIT on a withholding basis at rate of 10%.

No provision for income taxes has been made for the years ended December 31, 2023, 2024 and 2025 as the Company and its subsidiaries, and the former VIE and its subsidiaries have either sustained loss for tax purpose or their unused tax losses were sufficient to cover their estimated assessable profits for the year.

(b)	Deferred tax assets and liabilities recognized
(i)	Movements of each component of deferred tax assets and liabilities:

	Assets			Liabilities
	Tax	Lease		Intangible	Right-of-use
	losses	liabilities	Total	assets	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
As of January 1, 2024	2,781	7,731	10,512	(5,483)	(8,518)	(14,001)
(Charged) /credited to profit or loss	(401)	299	(102)	997	(895)	102
As of December 31, 2024	2,380	8,030	10,410	(4,486)	(9,413)	(13,899)
(Charged) /credited to profit or loss	703	3,393	4,096	997	(5,093)	(4,096)
As of December 31, 2025	3,083	11,423	14,506	(3,489)	(14,506)	(17,995)

(ii)	Reconciliations to the consolidated statements of financial position:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Net deferred tax assets in the consolidated statements of financial position	997	—
Net deferred tax liabilities in the consolidated statements of financial position	(4,486)	(3,489)

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets in respect of cumulative tax losses, including deductible temporary differences, whose expiry dates are:

	As of December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Within 1 year	11,174	32,408	36,658
More than 1 year but within 5 years	626,232	1,147,924	1,301,948
More than 5 years	2,031,678	3,082,867	4,659,667
	2,669,084	4,263,199	5,998,273

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

Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subsequently on March 13, 2026, the Extraordinary General Meeting approved the amendment of voting rights of Class B ordinary shares to 10 votes per share.

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2023	2024	2025
	Number of	Number of	Number of
	shares	shares	shares
	‘000	‘000	‘000
Issued Class A and Class B ordinary shares as of January 1	103,850	105,614	826,214
Effect of bonus element in issuance of Class A ordinary shares to Series D and Series D+ preferred shareholders	12,807	12,807	—
Effect of ordinary shares issued (Note(i))	894	34,990	54,484
Effect of Class A ordinary shares issued upon IPO and exercise of the over-allotment option	—	16,350	—
Effect of Class A ordinary shares issued upon Global Offering	—	—	13,540
Effect of Class A and Class B ordinary shares converted from preferred shares	—	100,188	—
Effect of Class A ordinary shares surrendered	—	—	*
Effect of ordinary shares deemed to be in issue(Note(ii))	—	24,701	31,785
Weighted average number of Class A and Class B ordinary shares for the year	117,551	294,650	926,023

*Represents shares less than 1,000

Note:

(i)	As disclosed in Note 29(a)(xi), for the year ended December 31, 2025, the Company issued 75,000,000 Class A ordinary shares to its share depositary bank to be used to settle vested RSUs and share options upon their exercise. These shares have been excluded from the computation of loss per ordinary share until they are used for the settlement of vested RSUs and exercise of vested share options.
(ii)	The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.
(ii)	Calculations of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2023	2024	2025
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(1,981,868)	(2,516,808)	(1,654,900)
Weighted average number of Class A and Class B ordinary shares in issue (in ‘000)	117,551	294,650	926,023
Basic loss per Class A and Class B ordinary share (in RMB)	(16.86)	(8.54)	(1.79)

(b)	Diluted loss per Class A and Class B ordinary share

There was no difference between basic and diluted loss per Class A and Class B ordinary share for the years ended December 31, 2023, 2024 and 2025 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company (Note 23); 2) non-redeemable preferred shares (Note 29); and 3) the share options (Note 30).

11	Property and equipment

		Office
		equipment and
	Leasehold	electronic		Motor	Construction
	improvement	equipment	Machinery	vehicles	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2024	39,462	87,967	125,027	34,779	191	287,426
Additions	9,739	61,440	12,866	5,148	68	89,261
Transfer in/(out)	—	—	78	132	(210)	—
Transfers from inventories	—	—	—	50,286	—	50,286
Disposals	—	(120)	(609)	(8,062)	(49)	(8,840)
Effect of movement in exchange rates	297	104	671	158	—	1,230
As of December 31, 2024	49,498	149,391	138,033	82,441	—	419,363
Additions	14,396	196,544	20,259	2,512	—	233,711
Transfers from inventories	—	—	5,286	77,916	—	83,202
Disposals	—	(189)	(101)	(7,702)	—	(7,992)
Effect of movement in exchange rates	(448)	(168)	(1,151)	(247)	—	(2,014)
As of December 31, 2025	63,446	345,578	162,326	154,920	—	726,270

		Office
		equipment and
	Leasehold	electronic		Motor	Construction
	improvement	equipment	Machinery	vehicles	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2024	(29,310)	(43,829)	(97,007)	(18,706)	—	(188,852)
Depreciation	(8,202)	(29,478)	(12,435)	(8,197)	—	(58,312)
Disposals	—	21	56	6,910	—	6,987
Effect of movement in exchange rates	(286)	(88)	(523)	(110)	—	(1,007)
As of December 31, 2024	(37,798)	(73,374)	(109,909)	(20,103)	—	(241,184)
Depreciation	(9,270)	(64,572)	(11,291)	(26,223)	—	(111,356)
Disposals	—	8	101	3,277	—	3,386
Effect of movement in exchange rates	448	148	851	206	—	1,653
As of December 31, 2025	(46,620)	(137,790)	(120,248)	(42,843)	—	(347,501)
Carrying amounts:
As of December 31, 2024	11,700	76,017	28,124	62,338	—	178,179
As of December 31, 2025	16,826	207,788	42,078	112,077	—	378,769

12	Right-of-use assets

	Properties	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2024	150,067	8,734	158,801
Additions	59,159	4,488	63,647
Derecognition	(60,738)	(5,059)	(65,797)
Effect of movement in exchange rates	300	—	300
As of December 31, 2024	148,788	8,163	156,951
Additions	50,963	4,611	55,574
Derecognition	(34,324)	—	(34,324)
Effect of movement in exchange rates	(287)	—	(287)
As of December 31, 2025	165,140	12,774	177,914
Accumulated depreciation:
As of January 1, 2024	(101,843)	(5,300)	(107,143)
Charge for the year	(36,609)	(1,875)	(38,484)
Derecognition	57,531	4,848	62,379
Effect of movement in exchange rates	(139)	—	(139)
As of December 31, 2024	(81,060)	(2,327)	(83,387)
Charge for the year	(48,624)	(2,155)	(50,779)
Derecognition	21,979	—	21,979
Effect of movement in exchange rates	143	—	143
As of December 31, 2025	(107,562)	(4,482)	(112,044)
Carrying amounts:
As of December 31, 2024	67,728	5,836	73,564
As of December 31, 2025	57,578	8,292	65,870

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Properties	34,630	36,609	48,624
Vehicles	1,575	1,875	2,155
	36,205	38,484	50,779
Interest on lease liabilities (Note 8)	2,853	2,275	2,745
Expense relating to short-term leases	933	1,686	8,357
	39,991	42,445	61,881

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(d) and Note 22, respectively.

Notes:

(i)	Properties

The Group leases properties for its office premises, staff accommodations and garage. The leases of offices and parking space typically run for a period of one to five years.

(ii)	Vehicles

The Group leases vehicles with lease terms of five years.

13	Intangible assets

	Patent	Software	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2024	31,900	4,474	36,374
Purchases	—	1,504	1,504
Disposals	—	(103)	(103)
Effect of movement in exchange rates	—	19	19
As of December 31, 2024	31,900	5,894	37,794
Purchases	—	848	848
Effect of movement in exchange rates	—	(28)	(28)
As of December 31, 2025	31,900	6,714	38,614
Accumulated amortization:
As of January 1, 2024	(9,969)	(1,811)	(11,780)
Amortization	(3,988)	(347)	(4,335)
Disposals	—	2	2
Effect of movement in exchange rates	—	(17)	(17)
As of December 31, 2024	(13,957)	(2,173)	(16,130)
Amortization	(3,987)	(557)	(4,544)
Effect of movement in exchange rates	—	26	26
As of December 31, 2025	(17,944)	(2,704)	(20,648)
Carrying amounts:
As of December 31, 2024	17,943	3,721	21,664
As of December 31, 2025	13,956	4,010	17,966

14	Goodwill

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

Key assumptions used for the annual impairment test of goodwill were as follows:

	As of December 31,
	2024	2025
Pre-tax discount rate	18.6%	19.0%
Estimated growth rate	2.0%	2.0%

Based on the impairment test performed, the recoverable amount of the Auto-driving CGU exceeded the carrying amount as of December 31, 2024 and 2025, respectively. Therefore, management determined that goodwill was not impaired as of December 31, 2024 and 2025. Based on the management’s expectations reasonably possible changes in key assumptions disclosed above would not cause the carrying amount of the Auto-driving CGU to exceed its recoverable amount.

15	Restricted cash

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	6,635	—
Deposits for bank guarantee	3,034	6,487
	9,669	6,487
Current
Deposits for renting office (Note (i))	—	6,488
Deposits for bank guarantee and credit cards	4,814	6,422
	4,814	12,910

Notes:

(i)	Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.
16	Inventories
(a)	Inventories comprise:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Production supplies	76,961	72,840
Work in progress (Note (i))	127,744	248,181
	204,705	321,021

Note:

(i)Work in progress represents vehicles in the process of landing deployment for sale.

(b)	The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Carrying amounts of inventories sold	27,739	46,055	229,221
Write down of inventories	6,399	25,661	6,946
	34,138	71,716	236,167

17	Contract assets and contract liabilities
(a)	Contract assets

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Contract assets
Arising from sales of autonomous driving vehicles	19,933	21,251
Arising from provision of services	18,280	25,964
Less: loss allowance (Note 31(a))	(9,647)	(23,910)
	28,566	23,305
Current portion	28,005	23,305
Non-current portion (Note19)	561	—

All of the amounts are expected to be recovered within one year from the end of each of the reporting year, except for the amounts of RMB561 thousand and nil as of December 31, 2024 and 2025 related to retentions included in other non-current assets, which are expected to be recovered over one year.

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

(b)	Contract liabilities

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Contract liabilities
–Billings in advance of performance	2,119	10,843
–Billings in advance of goods transferred	2,357	17,669
As of December 31	4,476	28,512

The amount of RMB12.5 million and RMB3.1 million included in contract liabilities as of December 31, 2023 and 2024 was recognized as revenue in the year ended December 31, 2024 and 2025, respectively.

18	Trade receivables, prepayments and other receivables

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade receivables	318,044	531,930
Less: loss allowance (Note 31(a))	(65,437)	(69,795)
Trade receivables, net of loss allowance	252,607	462,135
Receivables from payments made on behalf of customers, net of allowance	31,917	19,593
Receivables from loans to employees (Note (i))	18,501	—
Other receivables	50,418	19,593
Trade and other receivables at amortized cost	303,025	481,728
Prepayments to suppliers	67,542	109,584
Refundable value-added tax	64,678	106,946
Others	15,014	33,863
Prepayments	147,234	250,393
Prepayments and other receivables	197,652	269,986

Note:

(i)	In June 2023, the Group provided a one-year loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million (equivalent to RMB7.1 million) was repaid in 2024. The remaining principal and cumulative interest of USD0.6 million (equivalent to RMB4.2 million) was repaid in May 2025.

In December 2024 and January 2025, the Group provided one-year loans with total principal amount of USD2.0 million (equivalent to RMB14.2 million) and USD50 thousand (equivalent to RMB357 thousand) respectively, to another employee at an interest rate of 4.30%. The total principal and cumulative interest of USD2.1 million (equivalent to RMB14.8 million) was repaid in April 2025.

All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date. Further details on the Group’s credit policy are set out in Note 31(a).

Aging analysis

Aging analysis of trade receivables based on the invoice date is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Within 1 year	179,986	378,383
More than 1 year	138,058	153,547
	318,044	531,930

19	Other non-current assets

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Rental deposits	12,848	9,358
Prepayment for leasing motor vehicles	5,391	—
Prepayment for property and equipment	1,225	14,310
Contract assets-non-current, net of allowance	561	—
	20,025	23,668

20	Financial assets at FVTPL

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Non-current
–Investment in a listed company (Note (i))	56,919	36,774
–Investments in private funds (Note (ii))	—	151,309
	56,919	188,083
Current
–Non-equity investments (Note (iii))	1,685,146	144,252
	1,742,065	332,335

Notes:

(i)	In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized losses of USD11.9 million (equivalent to RMB84.6 million) and USD2.7 million (equivalent to RMB19.2 million) relating to this investment in fair value changes for the years ended December 31, 2024 and 2025, respectively.
(ii)	In 2025, the Group invested in two private funds in Chinese Mainland with total consideration of RMB81.9 million and one overseas private fund with consideration of USD10.0 million (equivalent to RMB70.3 million), respectively. The Group didn’t have any control over these funds and these investments were measured at fair value with changes recorded through profit or loss, which was inconsequential for the year ended December 31, 2025.
(iii)	The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.

Please see more information about the fair value valuation in Note 31(e).

21	Cash, cash equivalents and time deposits
(a)	Cash, cash equivalents and time deposits comprise:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Cash and cash equivalents	4,268,300	6,666,304
Time deposits	620,148	301,401

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. The Group’s time deposits are denominated in USD or RMB and are deposited with banks and other financial institutions in Chinese Mainland and overseas.

(b)	Reconciliation of loss before taxation to cash used in operations:

		For the year ended December 31,
	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,949,101)	(2,516,808)	(1,654,900)
Adjustments for:
–Net loss/(gain) on disposal of non-current assets	6	1,087	(1,013)	3,468
–Impairment loss on receivables and contract assets	31(a)	40,217	28,664	16,625
–Write down of inventories	16(b)	6,399	25,661	6,946
–Share-based compensation expenses	7(i)	931,784	1,187,867	449,983
–Depreciation and amortization	7(ii)	89,610	101,131	166,679
–Other finance costs	8	3,490	3,451	9,128
–Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		554,048	465,254	—
–Fair value changes of financial liabilities measured at FVTPL		4,549	—	—
–Fair value changes of financial assets at FVTPL		(42,960)	61,834	(41,822)
–Net foreign exchange (gain)/loss		(5,932)	(557)	9,031
–Interest income from time deposits		—	41,384	(11,040)
–Income tax expense		2,866	5,868	4,100
Changes in:
–Inventories		(68,548)	(62,255)	(207,619)
–Contract assets–current		1,717	54,410	(10,386)
–Trade receivables		(54,076)	(11,166)	(213,821)
–Prepayments and other receivables		(108,442)	7,859	(89,861)
–Prepayments to and amounts due from related parties		(25,031)	312	17,944
–Restricted cash		821	(2,573)	(5,119)
–Other non-current assets		22,002	(3,180)	5,471
–Trade payables		6,291	3,734	142,334
–Other payables, deposits received and accrued expenses		51,517	98,563	68,648
–Contract liabilities		8,298	(8,022)	24,078
–Amounts due to related parties		52,995	(68,377)	(7,501)
–Other non-current liabilities		4,375	(1,845)	—
Cash used in operations		(472,024)	(589,804)	(1,317,634)

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

			Preferred shares
			and financial
			instruments issued
		Financial	to investors subject
		liabilities	to redemption and
	Lease	measured	other preferential	Put option
	liabilities	at FVTPL	rights	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27)	(Note 23)	(Note 24)
As of January 1, 2023	67,873	72,112	7,017,554	39,812	7,197,351
Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	485,262	—	485,262
Capital element of lease rentals paid	(38,163)	—	—	—	(38,163)
Interest element of lease rentals paid	(2,853)	—	—	—	(2,853)
Total changes from financing cash flows	(41,016)	—	485,262	—	444,246
Exchange adjustments	426	1,627	124,858	—	126,911
Other changes:
Increase in lease liabilities from entering into new leases during the year	23,271	—	—	—	23,271
Increase in interest expenses	2,853	—	—	—	2,853
Changes in the carrying amount of put option liabilities	—	—	—	637	637
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	554,048	—	554,048
Fair value changes of financial liabilities measured at FVTPL	—	4,549	—	—	4,549
Deemed distribution to a preferred shareholder	—	32,767	—	—	32,767
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(111,055)	—	—	(111,055)
Total other changes	26,124	(73,739)	554,048	637	507,070
As of December 31, 2023	53,407	—	8,181,722	40,449	8,275,578

			Preferred shares
			and financial
			instruments issued
			to investors subject
			to redemption and
	Lease		other preferential	Put option
	liabilities	Bank loans	rights	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 28)	(Note 23)	(Note 24)
As of January 1, 2024	53,407	—	8,181,722	40,449	8,275,578
Changes from financing cash flows:
Proceeds from bank loans	—	80,000	—	—	80,000
Payment of interest of bank loans	—	(466)	—	—	(466)
Capital element of lease rentals paid	(44,976)	—	—	—	(44,976)
Interest element of lease rentals paid	(2,276)	—	—	—	(2,276)
Total changes from financing cash flows	(47,252)	79,534	—	—	32,282
Exchange adjustments	401	—	29,771	—	30,172
Other changes:
Increase in lease liabilities from entering into new leases during the year	59,159	—	—	—	59,159
Increase in interest expenses	2,276	525	—	—	2,801
Changes in the carrying amount of put option liabilities	—	—	—	650	650
Early termination of lease	(3,207)	—	—	—	(3,207)
Gain from early termination of lease	(1,825)	—	—	—	(1,825)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	465,254	—	465,254
Cancellation of other financial instruments issued to an investor	—	—	(27,831)	—	(27,831)
Conversion from preferred shares to ordinary shares	—	—	(8,648,916)	—	(8,648,916)
Total other changes	56,403	525	(8,211,493)	650	(8,153,915)
As of December 31, 2024	62,959	80,059	—	41,099	184,117

	Lease		Put option
	liabilities	Bank loans	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 28)	(Note 24)
As of January 1, 2025	62,959	80,059	41,099	184,117
Changes from financing cash flows:
Proceeds from bank loans	—	332,408	—	332,408
Payment of bank loans	—	(88,323)	—	(88,323)
Payment of interest of bank loans	—	(4,063)	—	(4,063)
Capital element of lease rentals paid	(46,629)	—	—	(46,629)
Interest element of lease rentals paid	(2,745)	—	—	(2,745)
Total changes from financing cash flows	(49,374)	240,022	—	190,648
Exchange adjustments	(93)	—	—	(93)
Other changes:
Increase in lease liabilities from entering into new leases during the year	50,963	—	—	50,963
Increase in interest expenses	2,745	4,182	—	6,927
Changes in the carrying amount of put option liabilities	—	—	2,201	2,201
Early termination of lease	(12,345)	—	—	(12,345)
Gain from early termination of lease	306	—	—	306
Total other changes	41,669	4,182	2,201	48,052
As of December 31, 2025	55,161	324,263	43,300	422,724

(d)	Total cash outflow for leases

Amounts included in the consolidated statements of cash flows for leases comprise the following:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Within operating cash flows (Note 12)	933	1,686	8,357
Within financing cash flows (Note 21(c))	41,016	47,252	49,374
	41,949	48,938	57,731

These amounts relate to the following:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Lease rentals paid	41,949	48,938	57,731

(e)	Non-cash transactions

Non-cash investing and financing transactions mainly comprised the following:

(i)	Purchase of right-of-use assets included in lease liabilities amounting to RMB23.2 million, RMB59.2 million and RMB51.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.
(ii)	Transfer from inventories to property and equipment amounting to nil, RMB50.3 million and RMB83.2 million for the years ended December 31, 2023, 2024 and 2025, respectively.
(iii)	Accrual for the purchase of property and equipment amounting to nil, RMB5.2 million and RMB5.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.
(iv)	Exercise of warrants to subscribe for convertible redeemable preferred shares amounting to RMB111.1 million for the year ended December 31, 2023.
(v)	In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration, as a result, the Group recognized the fair value changes of the warrant due to the amendment as a deemed distribution to this preferred shareholder amounting to RMB32.8 million for the year ended December 31, 2023.
(vi)	In May 2024, the Company entered into an amendment with a holder of a financial instrument, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares from 1,133,534 to 429,369 at purchase price of USD4.6580 per share through reducing the subscription receivables from the holder amounting to USD3.3 million (equivalent to RMB23.3 million). The cancellation of the other financial instrument was reflected in the increase of other reserve of RMB4.5 million and the decrease of the other financial instrument of RMB27.8 million for the year ended December 31, 2024.
(vii)	In October 2024, the Company completed the IPO. The redeemable preferred shares amounting to RMB8,648.9 million were transferred from liabilities to equity, and the non-redeemable preferred shares amounting to RMB15 thousand were transferred to ordinary shares, upon the completion of the IPO.
(viii)	In November 2024, the Company cancelled all the issued treasury shares amounting to RMB151.7 million by adjusting the amount that corresponded to the sum of the par value and the share premium amounts of the shares so cancelled.
(ix)	In October 2024, the accrued commission relating to the IPO amounting to RMB16.2 million was offset against share premium upon the completion of IPO. In November 2025, the accrued commission relating to the Global Offering amounting to RMB0.7 million was offset against share premium upon the completion of Global Offering .
(x)	The Company received proceeds from issuance of 7,921,691 Class A ordinary shares for the exercise of share options amounting to RMB44.1 million in advance from certain employees and recorded the amounts in other payables before 2025. These share options were exercised in 2025, as a result, the Company recognized RMB44.1 million in equity relating to Class A ordinary shares and share premium and de-recognized RMB44.1 million in other payables.
(xi)	Upon the exercise of share options held by certain employees in 2025, RMB1.9 million of exercise prices was recorded in other receivables as of December 31, 2025 with increase of equity relating to Class A ordinary shares and share premium.

22	Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the years presented:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Current
–Within 1 year	36,900	31,920
Non-current
After 1 year but within 2 years	20,883	14,418
After 2 years but within 5 years	5,176	8,823
	26,059	23,241
	62,959	55,161

23	Preferred shares and other financial instruments subject to redemption and other preferential rights

(a)	Other financial instruments issued to investors

The Group committed to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.

The movement of other financial instruments issued to investors during the years presented is set out as below:

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
As of January 1	621,449	138,938
Issuance of financial instruments	—	—
Issuance of convertible redeemable preferred shares according to the commitment (Note 23(b))	(538,696)	(115,753)
Changes in the carrying amount	48,408	4,208
Cancellation of other financial instruments issued to an investor	—	(27,831)
Foreign exchange effect	7,777	438
As of December 31	138,938	—

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

Presentation and classification

The Group recognized the financial liabilities arising from the redemption obligations for the preferred shares at the present value of the redemption amounts, with the changes in the carrying amount recorded in the consolidated statements of profit or loss. The movements of these financial liabilities during the years presented are set out as below:

	Series B-1	Series B-2	Series B-3	Series C-1	Series D	Series D+
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	1,678,082	216,962	467,587	2,150,323	1,883,151		6,396,105
Issuance of new convertible redeemable preferred shares	—	—	—	—	219,037	266,225	485,262
Changes in the carrying amount of convertible redeemable preferred shares	140,860	18,161	39,441	153,256	151,422	2,500	505,640
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	—	538,696	538,696
Foreign exchange effect	29,250	3,781	8,151	37,327	34,021	4,551	117,081
As of December 31, 2023	1,848,192	238,904	515,179	2,340,906	2,287,631	811,972	8,042,784

	Series B-1	Series B-2	Series B-3	Series C-1	Series D	Series D+
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Changes in the carrying amount of convertible redeemable preferred shares	116,264	15,083	32,554	126,495	120,517	50,133	461,046
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	115,753	—	115,753
Conversion into Class A ordinary shares upon IPO of the Company	(1,971,168)	(254,856)	(549,605)	(2,475,929)	(2,532,302)	(865,056)	(8,648,916)
Foreign exchange effect	6,712	869	1,872	8,528	8,401	2,951	29,333
As of December 31, 2024	—	—	—	—	—	—	—

24	Put option liabilities

In July 2019, WeRide Hong Kong Ltd. (“WeRide HK”) and Guangzhou Jingqi entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Travel Technology Co.,Ltd. (“Wenyuan Yuexing”) in which the Group has control; 2) the investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below 10% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025. Based on negotiation among the Group and the shareholders of Wenyuan Yuexing, the Group has redeemed 15% equity interest from one of the investors in 2021.

The movements of the put option liabilities during the years presented are set out as below:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
As of January 1	39,812	40,449	41,099
Changes in carrying amount (Note 8)	637	650	2,201
As of December 31	40,449	41,099	43,300

25	Other non-current liabilities

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Government grants received with conditions	4,677	7,720

The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current liabilities, which will be released to other income in the consolidated statements of profit or loss when the conditions attached are satisfied.

26	Trade and other payables, deposits received and accrued expenses

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade payables	20,713	163,000
Government grants received with conditions*	184,542	192,019
Accrued payroll and social insurance	96,593	118,413
Payables for professional services	27,134	49,413
Taxes payable and others	89,486	48,512
Total other payables, deposits received and accrued expenses	397,755	408,357
Trade and other payables, deposits received and accrued expenses measured at amortized cost	418,468	571,357
*	The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

Aging analysis

The aging analysis of trade payables based on the invoice date, is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Within 1 year	20,713	154,930
More than 1 year	—	8,070
	20,713	163,000

As of December 31, 2024 and 2025, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.

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

The movement of warrant liabilities during the year presented is set out as below:

For the year ended December 31,
2023
RMB’000
As of January 1	72,112
Deemed distribution to a preferred shareholder (Note (i))	32,767
Fair value changes	4,549
Exercised by the investors to subscribe for preferred shares
–Other reserve (Note 29(b)(iii))	(111,055)
Foreign exchange effect	1,627
As of December 31	—

Notes:

(i)	In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration. The warrant became exercisable as amended to subscribe for 1,382,929 shares of Series A Preferred Shares at a predetermined nominal price during a specific period. The fair value changes of the warrant of RMB32.8 million due to the amendment was treated as a deemed distribution to this preferred shareholder.

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

28	Bank loans

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Non-current
–Long-term bank loan (Note (i))	50,040	—
Current
–Short-term bank loans (Note (ii))	30,019	324,263
	80,059	324,263

Notes:

(i)	In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum. In 2025, the Group repaid the long-term loan in advance.
(ii)	In 2024 and 2025, cetrtain commercial banks in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million and RMB332.4 million, respectively, bearing interest rates varying from 2.1% to 2.3% per annum. All the short-term loans borrowed in 2024 were repaid upon maturity in 2025. As of December 31, 2025, certain patents held by the Group were pledged for certain bank loans with total principal amount of RMB120 million.
29	Capital and reserves
(a)	Share capital and share premium

Authorized:

(i)	As of December 31, 2023, the authorized capital of the Company was USD50,000 or i) 4,357,600,932 ordinary shares, including 50 Golden Shares; ii) 211,706,410 non-redeemable preferred shares, consisting of 65,403,460 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 430,692,658 convertible redeemable preferred shares.

Golden Share represents the share held by each member, who shall be entitled to 7,200,000 votes in respect of each Golden Share held by such member (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to the ordinary shares or the Golden Shares).

(ii)	In July 2024, the Board of Directors approved, conditional upon and immediately prior to the completion of the IPO, the reorganization of the authorized share capital of the Company, of which the authorized share capital of the Company shall be USD50,000 divided into 5,000,000,000 shares of a par value of USD0.00001 each, comprising (i) 3,500,000,000 Class A ordinary Shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of USD0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes, which was designated to Class A ordinary shares, approved by the Board of Directors, with completion of Global Offering.

Issued:

		Share	Number of	Share capital of
	Number of	capital of	non-redeemable	non-redeemable
	ordinary shares	ordinary shares	preferred shares	preferred shares
		RMB’000		RMB’000
As of January 1, 2023	108,743,250	8	205,671,810	15
Issuance of new shares (Note (iii))	1,763,689	—	4,400,229	—
As of December 31, 2023	110,506,939	8	210,072,039	15
Issuance of new shares (Note (iv)(v))	93,350,727	7	—	—
Conversion of preferred shares into Class A and Class B ordinary shares (Note (viii))	—	—	(210,072,039)	(15)
Re-designation before the completion of the IPO (Note (vi))	(203,857,666)	(15)	—	—
As of December 31, 2024	—	—	—	—
(iii)	In 2023, the Company issued 1,763,689 ordinary shares with consideration of USD6.0 million (equivalent to RMB42.5 million) and 4,400,229 Series A Preferred Shares with consideration of USD4.4 thousand (equivalent to RMB31 thousand), upon the exercise of the warrant issued in 2018.
(iv)	In July 2024, the Company issued 80,544,159 ordinary shares at par value of USD0.00001 to settle vested restricted share units held by certain management personnel.
(v)	In July 2024, to achieve an equitable relative shareholding among different shareholder groups of the Company, the Board of Directors and shareholders of the Company approved the issuance of a total of 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001, for an aggregate consideration of USD128.1 (equivalent to RMB0.9 thousand). These shares were issued in August 2024 and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. The Company was involved in this transaction to facilitate the agreement reached by the Company’s shareholders to adjust the ownership structure, and has accounted for these issuances as a shareholder transaction with an increase in the Company’s shareholder’s equity of USD128.1 (equivalent to RMB0.9 thousand).
(vi)	In October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares immediately upon the completion of the IPO.

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

(vii)	Upon completion of the IPO and exercised of the over-allotment option, the Company issued 85,263,652 and 2,736,570 Class A ordinary shares at par value of US$0.00001 each for cash consideration of USD5.17 each, respectively. The net proceeds received were USD443.0 million (equivalent to RMB3,149.3 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(viii)	Upon completion of the IPO, each of the issued 210,072,039 non-redeemable preferred share and 334,309,270 redeemable preferred share was converted into one Class A or Class B ordinary share on a one for one basis. As a result, the financial liabilities for convertible redeemable preferred shares were derecognized and recorded as Class A ordinary share and share premium.
(ix)	For the year ended December 31, 2025, the Company issued 62,809,502 Class A ordinary shares to settle 64,060,176 vested RSUs held by certain employees, with par value of US$0.00001 each, of which 29,936,726 Class A ordinary shares were newly issued, and 32,872,776 Class A ordinary shares were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank (see Note (xi)). As a result, the Company recognized RMB3 thousand in equity relating to Class A ordinary shares and de-recognized RMB3 thousand in share premium. Meanwhile, 1,250,674 vested RSUs were withheld for withholding tax amounting to RMB50.8 million.
(x)	For the year ended December 31, 2025, the Company issued 21,994,184 Class A ordinary shares for the exercise of vested share options held by certain employees, with par value of US$0.00001 each, of which 7,921,691 Class A ordinary shares were newly issued, and 14,072,493 Class A ordinary shares were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank (see Note (xi)). As a result, the Company recognized total exercise prices amounting RMB1 thousand in equity relating to Class A ordinary shares and de-recognized RMB1 thousand in share premium. The Company received proceeds amounting to RMB57.5 million from issuance of Class A ordinary shares for the exercise of vested share options.
(xi)	For the year ended December 31, 2025, the Company issued 75,000,000 Class A ordinary shares to its share depositary bank to be used for the settlement of vested RSUs and exercise of vested share options. These shares have been excluded from the computation of loss per ordinary share until they are used for the settlement of vested RSUs and exercise of vested share options. No consideration was received by the Company for this issuance of ordinary shares. As a result, the Company recognized RMB5 thousand in equity relating to Class A ordinary shares and de-recognized RMB5 thousand in share premium. As of December 31, 2025, 32,872,776 and 14,072,493 Class A ordinary shares had been used for the aforesaid settlement of vested RSUs and exercise of vested share options, respectively.
(xii)	In November 2025, upon completion of the Global Offering, the Company issued 88,250,000 Class A ordinary shares at par value of USD0.00001 each for cash consideration of HKD27.1 each. The net proceeds received were HKD2,314.6 million (equivalent to RMB2,108.5 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.
(xiii)	Each ADS of the Company represents three ordinary shares. Any fractional ordinary shares arising from the conversion that amount to less than one ADS were surrendered to the Company.

Analysis of the Company’s issued Class A and Class B ordinary shares was as follows:

	Number of	Share capital	Number of	Share capital
	Class A	of Class A	Class B	of Class B
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
		RMB’000		RMB’000
As of January 1, 2024	—	—	—	—
Re-designation from ordinary shares before the completion of the IPO (Note (vi))	149,442,793	11	54,414,873	4
Conversion of non-redeemable preferred shares into Class A and Class B ordinary shares (Note (viii))	209,672,489	15	399,550	*
Conversion of redeemable preferred shares into Class A ordinary shares (Note (viii))	334,309,270	23	—	—
Issuance of Class A ordinary shares relating to IPO and exercise of over-allotment option (Note (vii))	88,000,222	6	—	—
Cancellation of treasury shares (Note 29 (c))	(10,025,092)	(1)	—	—
As of December 31, 2024	771,399,682	54	54,814,423	4
Issuance of ordinary shares relating to Global Offering (Note (xii))	88,250,000	6	—	—
Issuance of Class A ordinary shares to settle vested RSUs (Note (ix))	29,936,726	3	—	—
Class A ordinary shares issued to depositary bank (Note (xi))	75,000,000	5	—	—
Issuance of Class A ordinary shares for exercise of share options (Note (x))	7,921,691	1	—	—
Surrender of Class A ordinary shares (Note (xiii))	(58)	*	—	—
As of December 31, 2025	972,508,041	69	54,814,423	4

*Represents amounts less than RMB1,000.

(b)	Nature and purpose of reserves

The movement of reserves and accumulated losses of the Group was set out as below:

	Share-based
	compensation	Translation	Other	Accumulated
	reserve	reserve	reserves	losses
	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2023	398,694	(161,324)	903,265	(4,132,676)
Loss for the year	—	—	—	(1,949,101)
Foreign currency translation adjustment, net of nil income taxes	—	(73,323)	—	—
Share-based compensation expenses	931,784	—	—	—
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	—	111,055	—
Deemed distribution to a preferred shareholder	—	—	—	(32,767)
As of December 31, 2023	1,330,478	(234,647)	1,014,320	(6,114,544)
Loss for the year	—	—	—	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes	—	38,364	—	—
Share-based compensation expenses	1,187,867	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	(394,195)	—	—	—
Cancellation of other financial instruments issued to an investor	—	—	4,528	—
As of December 31, 2024	2,124,150	(196,283)	1,018,848	(8,631,352)
Loss for the period	—	—	—	(1,654,900)
Foreign currency translation adjustment, net of nil income taxes	—	(122,030)	—	—
Share-based compensation expenses	449,983	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	(50,846)	—	—	—
As of December 31, 2025	2,523,287	(318,313)	1,018,848	(10,286,252)
(i)	Share-based compensation reserve

The share-based compensation reserve represents the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and nonemployees that has been recognized as share-based compensation expenses in accordance with the accounting policy adopted for share-based compensation in Note 2(u)(iii).

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

Under the 2018 Share Plan, 10,834,516, 16,276,585 and 81,966 share options were granted to officers, employees and nonemployees for the years ended December 31, 2023, 2024 and 2025, respectively. Share options were granted with exercise prices ranging from USD0.5 to USD3.9. All the share options granted under the 2018 Share Plan have a contractual term of ten years.

Share options’ activities for the years presented were summarized as follows:

	For the year ended December 31,
	2023		2024		2025
	Weighted		Weighted		Weighted
	average		average		average
	exercise price	Number of	exercise price	Number of	exercise price	Number of
	USD	options	USD	options	USD	options
Outstanding as of January 1	0.9	103,897,771	0.9	109,142,239	1.2	121,852,549
Granted	1.2	10,834,516	2.7	16,276,585	1.2	81,966
Expired	0.6	(935,335)	0.8	(643,187)	0.6	(1,549,294)
Modified	—	—	—	—	1.2	(915,730)
Forfeited	0.9	(4,654,713)	1.2	(2,923,088)	1.2	(2,314,650)
Exercised	—	—	—	—	0.7	(21,994,184)
Outstanding as of December 31	0.9	109,142,239	1.2	121,852,549	1.3	95,160,657
Exercisable as of December 31		—	1.2	84,685,936	1.3	86,543,577

The weighted average grant date fair value of the share options granted for the years ended December 31, 2023, 2024 and 2025 were USD2.6, USD3.4 and USD4.4, respectively. The aggregated fair value of the share options at the grant date for the years ended December 31, 2023, 2024 and 2025 were USD27.6 million (equivalent to RMB193.0 million), USD55.7 million (equivalent to RMB389.5 million) and USD0.4 million (equivalent to RMB2.8 million), respectively.

In December 2024, the Board of Directors of the Company approved to increase the exercise price of 8,879,402 share options from USD1.22 per share to USD3.89 per share.

In January and April 2025, the Company approved to replace 915,730 share options granted in August 2024 with 693,524 restricted share units, which effectively reduce the exercise price to nil and simultaneously reduce the number of share awards granted. As the total fair value of these modified equity instruments is lower than that of the original equity instruments (as estimated as at the date of the modification), such non-beneficial modification is accounted for in accordance with the accounting policy Note 2(u)(iii).

In October 2025, the Board of Directors of the Company approved to accelerate the vesting of 30,216,690 share options granted to certain management personnel. As a result, the Company recognized total share-based compensation expenses in the amount of RMB116.5 million for the year ended December 31, 2025.

The share options outstanding as of December 31, 2023, 2024 and 2025 had weighted average remaining contractual life of 8.0 years, 7.0 years and 6.4 years, respectively.

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

	For the year ended December 31,
	2023	2024	2025
Fair value of the Company’s ordinary shares	USD3.46 per share	USD3.47-USD4.82 per share	USD5.53 per share
Expected volatility	52.0%	52.0%-52.3%	52.6%
Exercise multiple	2.2x-2.8x	2.2x-2.8x	2.8x
Expected dividends	0%	0%	0%
Risk-free interest rate (per annum)	4.05%	4.0%-4.51%	4.52%
Expected term	10 years	10 years	10 years

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

Restricted share units’ activities for the years presented were summarized as follows:

	For the year ended December 31,
	2023	2024	2025
	Number of restricted	Number of restricted	Number of restricted
	share units	share units	share units
Outstanding as of January 1	194,569,490	194,035,796	6,781,568
Granted	—	20,281,568	20,610,865
Modified	—	—	693,524
Forfeited	(533,694)	(470,649)	(2,110,061)
Vested	—	(207,065,147)	(3,561,936)
Outstanding as of December 31	194,035,796	6,781,568	22,413,960

The restricted share units outstanding as of December 31, 2023, 2024 and 2025 had weighted average remaining contractual life of 0.4 years, 6.9 years and 6.1 years, respectively.

In June 2024, the Board of Directors of the Company approved to accelerate the vesting of 125,994,150 restricted share units granted to certain management personnel through waiving the requirement of the closing of an IPO of the Company. As a result, the Company recognized a total share-based compensation expenses in the amount of RMB69.5 million for the year ecded December 31, 2024.

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share options and restricted share units granted were RMB931.8 million, RMB1,187.9 million and RMB450.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2024 and 2025, 28% and 15% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s largest customer, 37% and 27% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s five largest customers, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are normally due within 30 – 90 days from the invoice date. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers at an amount equal to lifetime ECLs, which is calculated using a provision matrix. The provision rates are based on the invoice date for groupings of various customers with similar loss patterns (i.e., by customer type and rating). Expected loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. These rates are adjusted to reflect the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. As of December 31, 2024 and 2025, 60% and 65% of the Group’s trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due within one year, respectively. Based on this assessment, additional loss allowance of RMB40.2 million, RMB28.7 million and RMB16.6 million were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers:

	As of December 31, 2024
	Carrying	Provision on	Weighted average		Loss
	amount	individual basis	loss rates	ECLs	allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	242,657	—	8.9%	(21,628)	(21,628)
1 to 2 years	59,470	—	20.5%	(12,195)	(12,195)
More than 2 years	105,124	(1,410)	43.6%	(45,811)	(47,221)
	407,251	(1,410)		(79,634)	(81,044)

	As of December 31, 2025
	Carrying	Provision on	Weighted average		Loss
	amount	individual basis	loss rates	ECLs	allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	393,273	—	3.5%	(13,748)	(13,748)
1 to 2 years	112,003	—	13.7%	(15,327)	(15,327)
More than 2 years	96,786	(1,200)	68.2%	(66,035)	(67,235)
	602,062	(1,200)		(95,110)	(96,310)

Movement in the loss allowance account in respect of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers during the years presented is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
As of January 1	(12,144)	(52,361)	(81,044)
Credit loss recognized during the year	(40,217)	(28,664)	(16,625)
Write-offs during the year	—	—	1,088
Effect of movement in exchange rates	—	(19)	271
As of December 31	(52,361)	(81,044)	(96,310)

(b)	Liquidity risk

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

	As of December 31, 2024
		Total		More than	More than
		contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	within	within
	amount	cash flow	on demand	2 years	5 years
Put option liabilities	41,099	41,580	41,580	—	—
Trade payables	20,713	20,713	20,713	—	—
Long-term bank loan	50,040	52,984	—	52,984	—
Short-term bank loans	30,019	30,019	30,019	—	—
Other payables, deposits received and accrued expenses	397,755	397,755	397,755	—	—
Lease liabilities	62,959	67,175	38,524	22,761	5,890
Amounts due to related parties	9,450	9,450	9,450	—	—
Total financial liabilities that are settled by delivering cash or another financial asset	612,035	619,676	538,041	75,745	5,890

	As of December 31, 2025
		Total		More than	More than
		contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	within	within
	amount	cash flow	on demand	2 years	5 years
Put option liabilities	43,300	43,300	43,300	—	—
Trade payables	163,000	163,000	163,000	—	—
Short-term bank loans	324,263	329,243	329,243	—	—
Other payables, deposits received and accrued expenses	408,357	408,357	408,357	—	—
Lease liabilities	55,161	59,079	33,324	15,715	10,040
Amounts due to related parties	1,949	1,949	1,949	—	—
Total financial liabilities that are settled by delivering cash or another financial asset	996,030	1,004,928	979,173	15,715	10,040

(c)	Interest rate risk

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

The following table details the interest rate profile of the Group’s financial assets and liabilities as of the end of each year presented.

(i)	Interest rate risk profile

	As of December 31,
	interest rates	2024	interest rates	2025
	%	RMB’000%		RMB’000
Fix rate instruments:
Cash and cash equivalents	0%~5.25%	4,268,300	0%~3.99%	6,666,304
Time deposits	1.55%~5.05%	620,148	1.40%~1.65%	301,401
Restricted cash–current	0.01%~2%	4,814	0.05%~1.60%	12,910
Restricted cash–non-current	0.01%~1.61%	9,669	1.25%~1.95%	6,487
Long-term bank loan	2.9%	(50,040)	—	—
Short-term bank loans	2.5%	(30,019)	2.11%~2.30%	(324,263)
Lease liabilities-current	4.4%	(36,900)	4.40%	(31,920)
Lease liabilities–non-current	4.4%	(26,059)	4.40%	(23,241)
		4,759,913		6,607,678
Variable rate instruments:
Non-equity investments		1,685,146		144,252

(ii)	Sensitivity analysis

As of December 31, 2024 and 2025, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s loss for the year and accumulated losses by RMB16.9 million and RMB1.4 million, respectively.

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

	Exposure to foreign currencies
	As of December 31,
	USD 2024	USD 2025
	RMB’000	RMB’000
Cash	1,941,370	1,447,276
Trade receivables	9,694	65,733
Intercompany payables	(1,493,516)	(1,021,260)
Net exposure arising from recognized assets and liabilities	457,548	491,749

(ii)	Sensitivity analysis

The following table indicates the instantaneous change in the Group’s loss for the year and cumulative losses that would arise if foreign exchange rates to which the Group has significant exposure at the end of each year presented had changed at that date, assuming all other risk variables remained constant.

	As of December 31,
	2024		2025
	Increase/	(Increase)/	Increase/	(Increase)/
	(decrease)	decrease on loss	(decrease)	decrease on loss
	in foreign	for the year and	in foreign	for the year
	exchange rates	accumulated losses	exchange rates	and accumulated losses
		RMB’000		RMB’000
USD	10%	45,755	10%	49,175
USD	(10)%	(45,755)	(10)%	(49,175)

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
(i)	Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the years presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in

IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

● Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

● Level 2 valuations:

Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

● Level 3 valuations:	Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each year presented:

	As of December 31, 2024
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,742,065	56,919	1,685,146	—

	As of December 31, 2025
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	332,335	36,774	144,252	151,309

For the years presented, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the years presented in which they occur.

Financial instruments in level 2

Financial assets at FVTPL in Level 2

The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each year presented.

Financial assets at FVTPL in Level 2 consisted of the following:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Aggregated cost basis	1,662,401	82,323
Gross unrealized holding gain	22,745	61,929
Aggregated fair value	1,685,146	144,252

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years presented:

For the year ended December 31, 2023
Foreign
				Included in	exchange
	January 1, 2023	Purchase	Sell	earnings	effect	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,218,524	1,965,328	(2,925,265)	42,960	15,495	317,042

For the year ended December 31, 2024
Foreign
				Included in	exchange
	January 1, 2024	Purchase	Sell	earnings	effect	December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	317,042	1,665,195	(324,791)	22,745	4,955	1,685,146

For the year ended December 31, 2025
Foreign
				Included in	exchange
	January 1, 2025	Purchase	Sell	earnings	effect	December 31, 2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,685,146	212,823	(1,777,236)	61,929	(38,410)	144,252

Financial instruments in level 3

Financial assets at FVTPL in level 3

Financial instruments in level 3 assets at FVTPL represented equity investments in unlisted private funds. The fair values of the two private funds in Chinese Mainland are determined by using recent transaction approach, under which, the significant unobservable input is recent transaction prices. The fair value of the overseas fund is determined based on the net asset values of the investments in unlisted private funds reported to the limited partners by the general partners at the end of the reporting period. The fair value changes for these funds was inconsequential for the year ended December 31, 2025.

The quantitative information of the significant unobservable input and description of valuation techniques used in Level 3 fair value measurement for the overseas fund, including the description of the sensitivity to changes in unobservable inputs for recurring Level 3 fair value measurements, are as follows:

					Sensitivity of
				Range	fair value to
	Fair value at			(weighted	changes in
	December 31,	Valuation	Unobservable	average, if	unobservable
Description	2025	techniques	input	applicable)	inputs
	RMB’000				RMB’000
Financial assets measured at FVPL - Investments in private funds	69,386	Net asset value approach	Net asset value	+/- 5%	3,469

The table below reflects the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the period presented:

For the year ended December 31, 2025
Foreign
				Included in	exchange
	January 1, 2025	Purchase	Sell	earnings	effect	December 31, 2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	—	152,211	—	(916)	14	151,309

(ii)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2024 and 2025.

(f)	Cash concentration

Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
RMB denominated:
Financial institutions in Chinese Mainland	503,800	609,872

USD denominated:
Financial institutions in Chinese Mainland	1,816,218	922,512
Financial institution in Hong Kong	11,671	2,112,459
Financial institution in the U.S.	462,786	92,523
Financial institution in the Singapore	3,767,075	3,222,844
Financial institution in the Middle East	10,561	17,573

Arab Emir. Dirham (“AED”) denominated:
Financial institution in the Middle East	3,198	2,592

European Dollar (“EUR”) denominated:
Financial institutions in Chinese Mainland	1,129	276
Financial institution in the Middle East	186	—
Financial institution in Germany	—	1,667

Singapore Dollar (“SGD”) denominated:
Financial institution in the Singapore	11,453	7,181

Hong Kong Dollar (“HKD”) denominated:
Financial institution in Hong Kong	—	141,678

Swiss Franc (“CHF”) denominated:
Financial institution in the Switzerland	—	177

As of December 31, 2025, the bank deposits in Chinese Mainland, Hong Kong, the U.S., Germany, Singapore and Switzerland are insured by the government authority up to RMB500,000, HKD800,000, USD250,000, EUR100,000, SGD100,000 and CHF100,000 with individual bank, respectively. Total bank deposits amounted to RMB34.9 million are insured as of December 31, 2025. The Company has not experienced any losses in uninsured bank deposits.

32	Commitments

Commitments not provided for in the financial statements are as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Contracted for purchase of inventories (Note (i))	62,296	39,795
Contracted for purchase of services (Note (ii))	216,807	216,807
Contracted for capital investments(Note (iii))	—	20,520
	279,103	277,122

Notes:

As of December 31, 2025, the Group had entered into the following commitment agreements:

(i)	A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd. (“Yutong”), an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of December 31, 2025, the Group has paid RMB69.0 million under this vehicle purchase agreement. The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of December 31, 2025, the Group has paid RMB24.3 million under this vehicle purchase agreement.

(ii)	A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of December 31, 2025, the research and development services has not started and no consideration has been paid yet.
(iii)	As of December 31, 2025, the Group had aggregated capital expenditure commitments amounting to RMB20.5 million.

33	Principal subsidiaries

As of December 31, 2025, the Company’s principal subsidiaries were as follows:

		Group’s effective
	Place of	interest
Company Name	incorporation/establishment	(direct or indirect)	Principal activities
WeRide Corp.	the U.S.	100%	Research and development of autonomous driving technology
WeRide HK	the PRC Hong Kong	100%	Holding company
WeRide (Singapore) Pte. Ltd.	Singapore	100%	Sales of autonomous driving products and provision of related services
WeRide Middle East General Trading Ltd.	Abu Dhabi	100%	Sales of autonomous driving products and provision of related services
Guangzhou Wenyuan	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Guangzhou Jingqi	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wuxi WeRide Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Research and development of autonomous driving technology
Wenyuan Jingxing (Beijing) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Taizhou Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Data processing of autonomous driving technology
Shanghai Wenyuan Zhixing Automotive Technology Co., Ltd.	Chinese Mainland	100%	Research and development of autonomous driving technology

34	Material related party transactions
(a)	Name and relationship with related parties

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Mr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Jean-François Salles	Non-Executive Director
Mr. Kazuhiro Doi	Non-Executive Director
Mr. David Tong Zhang	Independent Director
Ms. Huiping Yan	Independent Director
Mr. Tony FanCheong Chan	Independent Director
Mr. Grégoire de Franqueville	Former Non-Executive Director
Mr. Takao Asami	Former Non-Executive Director
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”)	Affiliates of a shareholder

Zhengzhou Yutong Bus Co., Ltd.,

Zhengzhou Yutong Heavy Industry Co., Ltd.,

Yutong Heavy Equipment Co., Ltd.,

Zhengzhou Yutong Mining Equipment Co., Ltd,

and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”) (Note(i))

Affiliates of a shareholder prior to January 1, 2025, when the shareholder had significant influence over the Company
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han

(b)	Key management personnel compensation

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Short-term employment benefits (excluding discretionary bonus)	18,191	15,575	18,611
Discretionary bonus	7,396	15,425	15,029
Contributions to defined contribution retirement plans	264	229	215
Share-based compensation expenses	621,172	973,975	135,836
	647,023	1,005,204	169,691

(c)	Other transactions with related parties

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group entered into the following continuing material related party transactions during the years presented:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Sales of goods to:
Yutong affiliates	5,708	—	—
Alliance affiliates	4,510	2,840	—
	10,218	2,840	—
Service rendered to:
Alliance affiliates	14,898	15,053	7,632
Yutong affiliates	23,390	13,816	—
Yuji affiliates	—	528	—
	38,288	29,397	7,632
Purchases of goods or services from:
Yutong affiliates (Note (i))	18,377	71,042	—
Yuji affiliates	111,532	90,055	66,805
	129,909	161,097	66,805

Payments made on behalf of customers to:
Yuji affiliates	34,848	65,238	2,734
	34,848	65,238	2,734
Disposal of property and equipment to:
Yuji affiliates	—	—	1,431
	—	—	1,431

Notes:

(i)	The Group sold and recognized goods purchased from Yutong affiliates for business operation in cost of goods sold in the amount of RMB10.8 million and RMB 9.1 million for the years ended December 31, 2023, 2024, respectively.
(ii)	The Group entered into a share subscription agreement with one of Alliance affiliates in July 2024, who committed to subscribe shares of the Company as a cornerstone investor with an aggregate purchase price of USD97.0 million (equivalent to RMB689.6 million). The Company issued 18,774,194 Class A ordinary shares for cash consideration of USD5.17 each to the shareholder and collected the subscription consideration upon completion of the IPO.
(iii)	In July 2024, the Company issued 80,544,159 ordinary shares to settle vested restricted shares held by certain management personnel and withheld 45,449,991 vested restricted share units to fund the withholding tax payable arising from the settlement of these vested restricted share units amounting to RMB394.2 million.

(d)	Balances with related parties

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	3,944	590
Yutong affiliates	11,880	—
Less: loss allowance	(2,707)	(16)
Trade receivables, net of loss allowance	13,117	574
Prepayments to:
Yuji affiliates	—	8,436
Yutong affiliates	13,501	—
Prepayments to and amounts due from related parties	26,618	9,010
Trade related
Amounts due to related parties
Trade and other payables to:
Yutong affiliates	2,185	—
Yuji affiliates	7,265	1,949
	9,450	1,949

As of December 31, 2024 and 2025, amounts due from related parties are unsecured, interest-free and repayable on demand.

35	Company level financial position

The following parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of preferred shares and other financial instruments subject to redemption and other preferential rights of the Company, except for those, which have been separately disclosed in the consolidated financial statements:

(a)	Condensed Statements of Profit or Loss

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Other net income	6,353	—	—
Administrative expenses	(11,095)	(24,016)	(106,815)
Selling expenses	—	(261)	(1,376)
Operating loss	(4,742)	(24,277)	(108,191)
Interest income	—	18,327	24,024
Net foreign exchange loss	—	—	(159)
Fair value changes of financial liabilities measured at FVTPL	(4,549)	—	—
Fair value changes of financial assets at FVTPL	—	(84,579)	(19,014)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(554,048)	(465,254)	—
Share of loss from subsidiaries and former VIE	(1,385,762)	(1,959,421)	(1,550,686)
Loss before taxation	(1,949,101)	(2,515,204)	(1,654,026)
Income tax	—	(1,604)	(874)
Loss for the year	(1,949,101)	(2,516,808)	(1,654,900)

(b)	Condensed Statements of Financial Position

	As of December 31,
	2024	2025
	RMB’000	RMB’000
ASSETS
Amounts due from subsidiaries	6,946,299	5,237,491
Financial assets at FVTPL–non-current	56,919	106,161
Non-current assets	7,003,218	5,343,652
Prepayments and other receivables	76,113	60,985
Financial assets at FVTPL – current	—	141,650
Cash	602,407	2,384,885
Current assets	678,520	2,587,520
Total assets	7,681,738	7,931,172
EQUITY
Class A ordinary shares	54	69
Class B ordinary shares	4	4
Share premium	12,750,598	14,962,531
Reserves	2,946,715	3,223,822
Accumulated losses	(8,631,352)	(10,286,252)
Total equity	7,066,019	7,900,174
LIABILITIES
Other payables, deposits received and accrued expenses	615,719	30,998
Current liabilities	615,719	30,998
Total liabilities	615,719	30,998
Total equity and liabilities	7,681,738	7,931,172

(c)	Condensed Statements of Cash Flow

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(7,659)	(32,211)	(35,909)
Net cash used in investing activities	(1,663,084)	(3,459,830)	(343,440)
Net cash generated from financing activities	1,095,129	3,314,536	2,204,635
Net (decrease)/increase in cash	(575,614)	(177,505)	1,825,286
Cash as of January 1	1,326,502	770,140	602,407
Effect of foreign exchange rate changes	19,252	9,772	(42,808)
Cash as of December 31	770,140	602,407	2,384,885

36	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2025

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2025 and have not been adopted in these consolidated financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting period beginning on or after
Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual improvements to IFRS Accounting Standards–Volume 11	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture	To be determined at a future date

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements except for the following:

IFRS 18, Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of financial statements and aims to improve the transparency and comparability of information about an entity’s financial statements. Even though IFRS 18 will not impact the recognition or measurement of items in the consolidated financial statements, IFRS 18 introduces significant changes to the presentation of financial statements, with a focus on information about financial performance present in the statement of profit or loss, which will affect how the Group present and disclose financial performance in the consolidated financial statements. IFRS 18 is effective for the year beginning on or after 1 January 2027 and is to be applied retrospectively.

37	Subsequent events

On March 13, 2026, the Company adopted the 2026 Share Plan to attract, incentivize and retain employees, directors and consultants through the grant of awards. The maximum number of shares (including treasury shares) which may be issued or transferred under the Plan shall not exceed 10% of the total issued and outstanding ordinary shares (excluding any treasury shares) of the Company as at March 13, 2026. This Share Plan has a contractual term of ten years since March 13, 2026 and the shares granted under this Share Plan are generally subject to a time-based requirement of service schedule.

On March 23, 2026, the Board of Directors authorized a share repurchase program, effective as of March 23, 2026, under which the Company may repurchase up to USD100 million of its Class A ordinary shares (including in the form of ADSs) over the next 12 months, the proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.